EXHIBIT 99.5
Execution Version

ARRANGEMENT AGREEMENT

between

CENOVUS ENERGY INC.

and

HUSKY ENERGY INC.

October 24, 2020

TABLE OF CONTENTS
ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	17
1.3	Number, etc.	17
1.4	Date for Any Action	17
1.5	Entire Agreement	18
1.6	Currency	18
1.7	Accounting Matters	18
1.8	Disclosure in Writing	18
1.9	References to Legislation	18
1.10	Knowledge	18
1.11	No Strict Construction	18
1.12	Schedules	18
ARTICLE 2 THE ARRANGEMENT AND MEETINGS		19
2.1	Plan of Arrangement	19
2.2	Husky Board Recommendation	21
2.3	Cenovus Board Recommendation	21
2.4	Circular and Meetings	21
2.5	Court Proceedings	23
2.6	Effective Date	24
2.7	Payment of Consideration	24
2.8	Board of Directors and Senior Management of Cenovus upon completion of the Arrangement	25
2.9	Employee Matters	25
2.10	Treatment of Husky Incentives	26
2.11	Treatment of Cenovus Incentives	26
2.12	Applicable U.S. Securities Laws	27
2.13	Withholdings Obligations	27
ARTICLE 3 COVENANTS AND ADDITIONAL AGREEMENTS		28
3.1	Conduct of Business of Cenovus	28
3.2	Conduct of Business of Husky	30
3.3	Mutual Covenants Regarding the Arrangement	32
3.4	Additional Covenants of Cenovus	35
3.5	Additional Covenants of Husky	37
3.6	Pre-Arrangement Reorganization	38
3.7	Key Regulatory Approvals	40
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF CENOVUS		41
4.1	Representations and Warranties of Cenovus	41
4.2	Investigation	41
4.3	Disclaimer	41
4.4	Survival of Representations and Warranties	41
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF HUSKY		41
5.1	Representations and Warranties of Husky	41
5.2	Investigation	41
5.3	Disclaimer	41

-i-

5.4	Survival of Representations and Warranties	42
ARTICLE 6 CONDITIONS PRECEDENT		42
6.1	Mutual Conditions Precedent	42
6.2	Additional Conditions to Obligations of Cenovus	43
6.3	Additional Conditions to Obligations of Husky	44
6.4	Notice and Cure Provisions	44
6.5	Merger of Conditions	45
ARTICLE 7 ADDITIONAL AGREEMENTS		45
7.1	Covenants Regarding Non-Solicitation	45
7.2	Cenovus Disposition of Rights	49
7.3	Husky Disposition of Rights	50
7.4	Quantum of Termination Amounts and Specific Performance	51
7.5	Fees and Expenses	51
7.6	Access to Information; Confidentiality	52
7.7	Insurance and Indemnification	52
7.8	Financial Advisors	53
7.9	Privacy Issues	53
ARTICLE 8 AMENDMENT		54
8.1	Amendment	54
ARTICLE 9 TERMINATION		55
9.1	Termination	55
9.2	Notice and Effect of Termination	56
9.3	Waiver	56
ARTICLE 10 NOTICES		57
10.1	Notices	57
ARTICLE 11 GENERAL		58
11.1	Binding Effect	58
11.2	Assignment	58
11.3	Disclosure	58
11.4	Severability	58
11.5	Further Assurances	58
11.6	Time of Essence	58
11.7	Governing Law	59
11.8	Specific Performance	59
11.9	Third Party Beneficiaries	59
11.10	Counterparts	59

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SCHEDULES
SCHEDULE "A" – Plan of Arrangement	A-1
SCHEDULE "B" – Form of Arrangement Resolution	B-1
SCHEDULE "C" – Form of Preferred Shareholder Resolution	C-1
SCHEDULE "D" – Form of Share Issuance Resolution	D-1
SCHEDULE "E" – Representations and Warranties of Cenovus	E-1
SCHEDULE "F" – Representations and Warranties of Husky	F-1
SCHEDULE "G" – Form of Support Agreement	G-1
SCHEDULE "H" – Form of Standstill Agreement	H-1
SCHEDULE "I" – Form of Pre-Emptive Rights Agreement	I-1
SCHEDULE "J" – Form of Registration Rights Agreement	J-1

-iii-

ARRANGEMENT AGREEMENT
THIS ARRANGEMENT AGREEMENT dated the 24th day of October, 2020
BETWEEN:
CENOVUS ENERGY INC., a corporation existing under the laws of Canada ("Cenovus")
- and -
HUSKY ENERGY INC., a corporation existing under the laws of the Province of Alberta ("Husky")
WHEREAS Cenovus and Husky wish to complete a transaction involving (i) the acquisition by Cenovus of all the issued and outstanding Husky Common Shares in exchange for Cenovus Common Shares and Cenovus Warrants, and (ii) if the Preferred Share Condition is satisfied prior to the Effective Time, the acquisition by Cenovus of all the issued and outstanding Husky Preferred Shares in exchange for Cenovus Preferred Shares, all in accordance with the terms set out herein;
AND WHEREAS Cenovus and Husky wish to carry out the transactions contemplated by this Agreement by way of a plan of arrangement of Husky under the provisions of the ABCA;
AND WHEREAS the Cenovus Board and the Husky Board have determined that it would be in the best interests of Cenovus and Husky, respectively, to enter into this Agreement and to complete the transactions contemplated herein;
AND WHEREAS concurrently with the execution of this Agreement, Cenovus has entered into the Support Agreements;
AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;
NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Definitions
Whenever used in this Agreement, including the preamble and recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:
"ABCA" means the Business Corporations Act, RSA 2000, c B-9;
"Acquisition Proposal" means, other than the transactions contemplated by this Agreement and except as disclosed in writing by Husky to Cenovus and other than any transaction involving only a Party and one or more of its wholly-owned subsidiaries, any proposal, expression of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons "acting jointly or in concert" within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids, whether or not in writing and whether or not delivered to a Party's shareholders and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:

(a)
any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for shares or other securities) of a Party that, when taken together with the shares and other securities of such Party held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of such Party or rights or interests therein and thereto;

(b)
any direct or indirect acquisition or purchase of 20% or more of the assets (or any joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of a Party and its subsidiaries taken as a whole (and, for greater certainty, assets shall include shares of subsidiaries owned by a Party);

(c)
an amalgamation, arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving a Party or its subsidiaries that collectively own assets to which 20% or more of such Party's revenues or earnings on a consolidated basis are attributable;

(d)
any take-over bid, issuer bid, exchange offer or similar transaction involving a Party or its subsidiaries that, if consummated, would result in a Person or group of Persons acting jointly or in concert with such Person acquiring beneficial ownership of 20% or more of any class of equity or voting securities of such Party; or

(e)
any transaction that would reasonably be expected to materially reduce the benefits to the Other Party of the Arrangement or impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

"affiliate" means any Person that is affiliated with another Person in accordance with the meaning of the Securities Act;
"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Arrangement Agreement (including the Schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;
"Agreement Date" means October 24, 2020;
"Anti-Corruption Laws" has the meaning ascribed thereto in Section (yy)(i) of Schedule "E";
"Applicable Canadian Securities Laws" means, collectively, the securities acts or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;
"Applicable Laws" means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;
"Applicable U.S. Securities Laws" means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, and all rules, by-laws and regulations governing the NYSE;
"ARC" means an advance ruling certificate issued by the Commissioner under section 102 of the Competition Act;
"Arrangement" means the arrangement, pursuant to section 193 of the ABCA, on the terms set out in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Arrangement Resolution" means the special resolution in respect of the Arrangement to be considered by the Husky Common Shareholders and the holders of Husky Options at the Husky Meeting, substantially in the form attached hereto as Schedule "B";

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived, to give effect to the Arrangement;
"associate" has the meaning ascribed thereto in the Securities Act;
"Business Day" means, with respect to any action to be taken, any day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;
"Canada Transportation Act" means the Canada Transportation Act, SC 1996, c-10;
"Canadian Warrant Prospectus" has the meaning ascribed thereto in Section 3.4(l);
"CBCA" means the Canada Business Corporations Act, RSC 1985, c C-44;
"Cenovus" means Cenovus Energy Inc., a corporation existing under the CBCA;
"Cenovus Balance Sheet" has the meaning ascribed thereto in Section (ee)(i) of Schedule "E";
"Cenovus Board" means the board of directors of Cenovus;
"Cenovus Board Recommendation" has the meaning ascribed thereto in Section 2.3(a);
"Cenovus Capital Program" means the capital program of Cenovus disclosed in writing by Cenovus to Husky;
"Cenovus Common Shareholders" means the holders of Cenovus Common Shares;
"Cenovus Common Shares" means common shares in the capital of Cenovus;
"Cenovus Director DSU Plan" means the deferred share unit plan for directors of Cenovus providing for the grant of Cenovus Director DSUs to non-employee directors of Cenovus, adopted with effect from November 30, 2009, as amended and restated in its entirety effective January 1, 2018, July 25, 2018 and December 9, 2019;
"Cenovus Director DSUs" means the deferred share units granted under the Cenovus Director DSU Plan entitling the holders thereof to receive a cash payment equivalent to the value of Cenovus Common Shares underlying such Cenovus Director DSUs upon ceasing to be a director or employee of Cenovus (or its affiliates) in accordance with the provisions of the Cenovus Director DSU Plan;
"Cenovus Disclosure Letter" means the disclosure letter dated the Agreement Date from Cenovus to Husky;
"Cenovus Disposition Event" has the meaning ascribed thereto in Section 7.2;
"Cenovus DSU Plans" means, together, the Cenovus Director DSU Plan and the Cenovus Employee DSU Plan, and "Cenovus DSU Plan" means either one of them;
"Cenovus DSUs" means, together, Cenovus Director DSUs and Cenovus Employee DSUs;
"Cenovus Employee DSU Plan" means the deferred share unit plan for employees of Cenovus providing for the grant of Cenovus Employee DSUs to employees of Cenovus and related corporations, adopted with effect from November 30, 2009, as amended effective October 25, 2016 and December 9, 2019;

"Cenovus Employee DSUs" means the deferred share units granted under the Cenovus Employee DSU Plan entitling the holders thereof to receive a cash payment equivalent to the value of Cenovus Common Shares underlying such Cenovus Employee DSUs upon ceasing to be employed by Cenovus (or its affiliates) in accordance with the provisions of the Cenovus Employee DSU Plan;

"Cenovus Employee Plans" has the meaning ascribed thereto in Section (ss) of Schedule "E";
"Cenovus Fairness Opinions" means, the opinions of RBC Dominion Securities Inc. and TD Securities Inc., as financial advisors to Cenovus, to the effect that, as of the date of each such opinion, and subject to the assumptions made and limitations and qualifications included therein, the consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus;
"Cenovus Financial Statements" means, collectively, the audited consolidated financial statements of Cenovus as at December 31, 2019 and 2018 and for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, together with the notes thereto and the auditor's report thereon, and the interim consolidated financial statements (unaudited) of Cenovus as at June 30, 2020 and for the three and six month periods ended June 30, 2020 and 2019, together with the notes thereto;
"Cenovus Group" means Cenovus and its subsidiaries and their respective partnership interests, as the context requires;
"Cenovus Group IP" has the meaning ascribed thereto in Section (xx) of Schedule "E";
"Cenovus Group IT" has the meaning ascribed thereto in Section (xx) of Schedule "E";
"Cenovus Incentive Plans" means, collectively, the Cenovus Director DSU Plan, the Cenovus Employee DSU Plan, the Cenovus Option Plan, the Cenovus PSU Plan and the Cenovus RSU Plan;
"Cenovus Incentives" means, collectively, the Cenovus Director DSUs, the Cenovus Employee DSUs, the Cenovus Options, the Cenovus PSUs and the Cenovus RSUs;
"Cenovus Information" means the information describing Cenovus and its business, operations and affairs required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws;
"Cenovus Meeting" means the special meeting of Cenovus Common Shareholders to be called to permit the Cenovus Common Shareholders to consider the Share Issuance Resolution and related matters, and any adjournment(s) or postponement(s) thereof;
"Cenovus Option Plan" means the amended and restated employee stock option plan of Cenovus providing for the grant of Cenovus Options to employees of Cenovus or its subsidiaries made as of November 30, 2009, and amended as of February 10, 2010 and December 7, 2010 and amended and restated as of January 1, 2018;
"Cenovus Options" means the stock options of Cenovus granted under the Cenovus Option Plan entitling the holders thereof to acquire Cenovus Common Shares upon payment of an exercise price, or surrender the stock options for a cash payment, in accordance with the provisions of the Cenovus Option Plan;
"Cenovus Preferred Shares" means, collectively, Cenovus Series 1 Preferred Shares, Cenovus Series 2 Preferred Shares, Cenovus Series 3 Preferred Shares, Cenovus Series 4 Preferred Shares, Cenovus Series 5 Preferred Shares, Cenovus Series 6 Preferred Shares, Cenovus Series 7 Preferred Shares and Cenovus Series 8 Preferred Shares;
"Cenovus PSU Plan" means the performance share unit plan for employees of Cenovus providing for the grant of Cenovus PSUs to employees of Cenovus or its affiliates adopted with effect from February 10, 2010 and amended and restated effective January 1, 2018, as amended;

"Cenovus PSUs" means the performance share units granted under the Cenovus PSU Plan entitling the holders thereof to receive a cash payment or Cenovus Common Shares (or a combination thereof), as determined by Cenovus, upon vesting in accordance with the provisions of the Cenovus PSU Plan;

"Cenovus Replacement Options" means the replacement options to purchase Cenovus Common Shares granted by Cenovus in consideration for the Husky Options pursuant to the Plan of Arrangement;
"Cenovus Reserves Reports" has the meaning ascribed thereto in Section (pp) of Schedule "E";
"Cenovus RSU Plan" means the restricted share unit plan for employees of Cenovus providing for the grant of Cenovus RSUs to certain employees of Cenovus or its affiliates adopted with effect from December 7, 2010 and amended and restated effective January 1, 2018, as amended;
"Cenovus RSUs" means the restricted share units granted under the Cenovus RSU Plan entitling the holders to receive a cash payment or Cenovus Common Shares (or a combination thereof), as determined by Cenovus, upon vesting of such Cenovus RSUs in accordance with the provisions of the Cenovus RSU Plan;
"Cenovus Series 1 Preferred Shares" means First Preferred Shares, Series 1, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 1 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 1 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 2 Preferred Shares instead of Husky Series 2 Preferred Shares;
"Cenovus Series 2 Preferred Shares" means First Preferred Shares, Series 2, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 2 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 2 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 1 Preferred Shares instead of Husky Series 1 Preferred Shares;
"Cenovus Series 3 Preferred Shares" means First Preferred Shares, Series 3, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 3 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 3 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 4 Preferred Shares instead of Husky Series 4 Preferred Shares;
"Cenovus Series 4 Preferred Shares" means First Preferred Shares, Series 4, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 3 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 4 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 3 Preferred Shares instead of Husky Series 3 Preferred Shares;
"Cenovus Series 5 Preferred Shares" means First Preferred Shares, Series 5, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 5 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 5 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 6 Preferred Shares instead of Husky Series 6 Preferred Shares;
"Cenovus Series 6 Preferred Shares" means First Preferred Shares, Series 6, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 5 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 6 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 5 Preferred Shares instead of Husky Series 5 Preferred Shares;
"Cenovus Series 7 Preferred Shares" means First Preferred Shares, Series 7, in the capital of Cenovus, to be issued pursuant to the Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 7 Preferred

Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 7 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 8 Preferred Shares instead of Husky Series 8 Preferred Shares;

"Cenovus Series 8 Preferred Shares" means First Preferred Shares, Series 8, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 7 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 8 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 7 Preferred Shares instead of Husky Series 7 Preferred Shares;
"Cenovus SRP Agreement" means the Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2018 between Cenovus and Computershare Investor Services Inc., as rights agent;
"Cenovus Termination Amount" has the meaning ascribed thereto in Section 7.2;
"Cenovus Warrant Indenture" means the warrant indenture to be entered into between such warrant agent determined by Cenovus, acting reasonably, and Cenovus, dated as of the Effective Date, governing the creation and issue of Cenovus Warrants, as will be further described in the Circular;
"Cenovus Warrants" means common share purchase warrants of Cenovus to be issued by Cenovus to Husky Common Shareholders pursuant to the Plan of Arrangement, with each whole common share purchase warrant entitling the holder thereof to acquire one Cenovus Common Share at an exercise price of $6.54 per Cenovus Common Share for a period of 60 months from the Effective Date;
"Cenovus Warrant Shares" has the meaning ascribed thereto in Section 3.4(l);
"Certificate" means the certificate or other proof of filing to be issued by the Registrar pursuant to section 193(11) or section 193(12) of the ABCA in respect of the Articles of Arrangement;
"Circular" means the joint management information circular of Husky and Cenovus to be sent by Husky to the Husky Common Shareholders, the Husky Preferred Shareholders and the holders of Husky Options (and any other Persons required by the Interim Order) in connection with the Husky Meeting and to be sent by Cenovus to the Cenovus Common Shareholders (and any other Persons required by the CBCA) in connection with the Cenovus Meeting, together with any amendments thereto or supplements thereof;
"Commissioner" means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner's representatives where the context requires;
"Competition Act" means the Competition Act, RSC 1985, c C-34;
"Competition Act Approval" means the occurrence of one or more of the following, in respect of the transactions contemplated by this Agreement:
(a)	the Commissioner shall have issued an ARC; or
(b)
both (i) the Commissioner shall have issued a No Action Letter to Cenovus, on terms and conditions satisfactory to Cenovus and Husky, each acting reasonably, and (ii) either the waiting period has expired or been terminated by the Commissioner under sections 123(1) or 123(2), respectively, of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived by the Commissioner under section 113(c) thereof;

"Confidentiality Agreement" means the confidentiality agreement between Cenovus and Husky dated August 24, 2020;

"Contract" means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

"Court" means the Court of Queen's Bench of Alberta;
"CTA Approval" means that the Minister of Transport has been notified of the transactions contemplated by this Agreement pursuant to section 53.1 of the Canada Transportation Act and either: (i) the Minister of Transport has given written notice to Cenovus that he is of the opinion that the transactions contemplated by this Agreement do not raise issues with respect to the public interest as it relates to national transportation; or (ii) if the Minister of Transport is of the opinion that the transactions contemplated by this Agreement raise issues with respect to the public interest as it relates to national transportation, the Governor-in-Council has approved the transactions contemplated by this Agreement;
"Depositary" means Computershare Trust Company of Canada, or such other Person that may be appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing Husky Common Shares and Husky Preferred Shares;
"Director" means the Director appointed under section 260 of the CBCA;
"Disclosing Party" has the meaning ascribed thereto in Section 7.9(a);
"Dissent Rights" has the meaning ascribed thereto in the Plan of Arrangement;
"Economic Sanctions" has the meaning ascribed thereto in Section (yy)(iii) of Schedule "E";
"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval System;
"Effective Date" means the date the Arrangement becomes effective in accordance with the ABCA;
"Effective Time" means the time on the Effective Date when the Arrangement becomes effective in accordance with the ABCA;
"Encumbrance" means, any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;
"Environment" means the natural components of the earth and includes: (i) any land (including land surface or subsurface strata), soil or underground space, surface water, ground water, body of water, sediment, and air (including all layers of the atmosphere); (ii) all organic and inorganic matter and living organisms; (iii) the interacting natural systems that include components referred to in clauses (i) and (ii); (iv) the environment or natural environment as defined in any Environmental Laws; and (v) any other environmental medium or natural resource;
"Environmental Laws" means, with respect to any one or more Persons or its or their business, activities, property, assets or undertaking, all Laws relating to the Environment or health and safety matters of the jurisdictions applicable to such Person or Persons or its or their business, activities, property, assets or undertaking, including Laws relating to the storage, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release or disposal of, or exposure to, Hazardous Substances;
"FCPA" has the meaning ascribed thereto in Section (yy)(i) of Schedule "E";
"Final Order" means the order of the Court approving the Arrangement pursuant to section 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Foreign Investment Clearance" means: (i) Cenovus or the Supporting Husky Shareholders shall not have received notice from a Governmental Authority under either section 25.2(1) or section 25.3(2) of the Investment Canada Act in respect of the transactions contemplated by this Agreement, or if Cenovus or the Supporting Husky Shareholders, as applicable, has received such a notice, Cenovus or the Supporting Husky Shareholders, as applicable, shall have subsequently received one of the following notices, as applicable: (a) under section 25.2(4)(a) of the Investment Canada Act indicating that no order for the review of the transactions contemplated by this Agreement will be made under section 25.3(1) of the Investment Canada Act; (b) under section 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the transactions contemplated by this Agreement; or (c) under section 25.4(1) of the Investment Canada Act indicating that the Governor in Council authorizes the completion of the transactions contemplated by this Agreement; and (ii) if a filing is required or prudent (as determined by a Party) in respect of the transactions contemplated by this Agreement pursuant to any other Applicable Laws governing foreign investments in any jurisdiction ("foreign investment laws"), the Parties, their affiliates and any other Person required to make a filing in connection with the transactions contemplated by this Agreement under foreign investment laws, as applicable, shall have made such filing in accordance with such foreign investment laws and any waiting period or review period shall have expired or been terminated and any consents, waivers, filings or approvals required to complete the transactions contemplated by this Agreement under such foreign investment laws shall be been obtained on terms and conditions satisfactory to Cenovus and Husky, each acting reasonably;

"foreign investment laws" has the meaning ascribed thereto in the definition of "Foreign Investment Clearance";
"GLJ" has the meaning ascribed thereto in Section (pp) of Schedule "E";
"Governmental Authority" means any: (i) domestic or foreign federal, territorial, provincial, state, regional, municipal or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal, arbitral body, bureau, ministry, agency or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;
"Governmental Authorizations" means licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations (including in connection with Environmental Laws) from any Governmental Authority;
"Hazardous Substances" means any pollutant, substance, dangerous substance, toxic substance, hazardous material, hazardous substance, waste, hazardous waste, dangerous good or contaminant, whether natural or artificial, and all breakdown substances, including any other material or substance that is prohibited, listed, defined, designated, classified or regulated under or pursuant to any Environmental Laws, and specifically including petroleum and all derivatives thereof and synthetic substitutes therefor;
"Hedging Transaction" means: (i) any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity loan, commodity consignment, commodity lease, commodity swap, commodity option, commodity purchase or sale (including, a forward Contract and whether settled by physical or financial delivery), equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, transaction to buy, sell, borrow or lend securities or any other similar transaction (including any option with respect to any of these transactions); and (ii) any derivative or combination of these transactions;
"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States);
"HSR Approval" means, in respect of the transactions contemplated by this Agreement, that all applicable waiting periods under the HSR Act have expired or been terminated including any extension thereof;
"Husky" means Husky Energy Inc., a corporation existing under the ABCA;

"Husky 2022 Notes" means the 3.95% unsecured and unsubordinated notes due April 15, 2022 issued by Husky pursuant to the Husky USD Note Indenture, of which US$500,000,000 principal amount was outstanding as at the Agreement Date;

"Husky 2024 Notes" means the 4.00% unsecured and unsubordinated notes due April 15, 2024 issued by Husky pursuant to the Husky USD Note Indenture, of which US$750,000,000 principal amount was outstanding as at the Agreement Date;
"Husky 2025 Notes" means the 3.55% unsecured and unsubordinated notes due March 12, 2025 issued by Husky pursuant to the Husky CAD Note Indenture, of which $750,000,000 principal amount was outstanding as at the Agreement Date;
"Husky 2027 Notes" means the 3.60% unsecured and unsubordinated notes due March 10, 2027 issued by Husky pursuant to the Husky CAD Note Indenture, of which $750,000,000 principal amount was outstanding as at the Agreement Date;
"Husky 2028 Notes" means the 3.50% unsecured and unsubordinated notes due February 7, 2028 issued by Husky pursuant to the Husky CAD Note Indenture, of which $1,250,000,000 principal amount was outstanding as at the Agreement Date;
"Husky 2029 Notes" means the 4.40% unsecured and unsubordinated notes due April 15, 2029 issued by Husky pursuant to the Husky USD Note Indenture, of which US$750,000,000 principal amount was outstanding as at the Agreement Date;
"Husky 2037 Notes" means the 6.80% unsecured and unsubordinated notes due September 15, 2037 issued by Husky pursuant to the Husky USD Note Indenture, of which US$387,000,000 principal amount was outstanding as at the Agreement Date;
"Husky Balance Sheet" has the meaning ascribed thereto in Section (cc)(i) of Schedule "F";
"Husky BMO Operating Facility" means the uncommitted demand operating facility of Husky with The Bank of Montreal pursuant to a letter agreement made as of December 13, 2013, as amended;
"Husky BNS Operating Facility" means the uncommitted demand operating facility of Husky with The Bank of Nova Scotia pursuant to a letter agreement made as of November 15, 2011, as amended;
"Husky Board" means the board of directors of Husky;
"Husky Board Recommendation" has the meaning ascribed thereto in Section 2.2(a);
"Husky CAD Note Indenture" means the trust indenture dated December 21, 2009, between Husky and Computershare Trust Company of Canada, as successor trustee to Valiant Trust Company, as amended and supplemented;
"Husky Capital Program" means the capital program of Husky disclosed in writing by Husky to Cenovus;
"Husky CIBC Operating Facility" means the uncommitted revolving demand credit facility of Husky with Canadian Imperial Bank of Commerce pursuant to a letter agreement made as of January 31, 2012, as amended;
"Husky Collective Agreements" means all collective bargaining agreements, union agreements or Contracts by which any member of the Husky Group is bound;
"Husky Common Shareholders" means the holders of Husky Common Shares;
"Husky Common Shares" means common shares in the capital of Husky;

"Husky Credit Agreements" means the Husky CSF Credit Facility, the Husky RSF Credit Facility and the Husky Non-Revolving Credit Facility;

"Husky Credit Facilities" means the Husky Credit Agreements and the Husky Operating Facilities;
"Husky CSF Credit Facility" means the revolving credit facility of Husky pursuant to a credit agreement made as of November 15, 2011, as amended and restated pursuant to an amended and restated credit agreement made as of December 14, 2012, among Husky and Husky Oil Operations Limited, as borrowers, Canadian Imperial Bank of Commerce, as administrative agent, and a syndicate of lenders, as amended by a second amending agreement made as of June 19, 2014, by a third amending agreement made as of March 6, 2015, by a fourth amending agreement made as of March 9, 2016, by a fifth amending agreement made as of November 30, 2017, and by a sixth amending agreement made as of June 27, 2019;
"Husky Disclosure Letter" means the disclosure letter dated the Agreement Date from Husky to Cenovus;
"Husky Disposition Event" has the meaning ascribed thereto in Section 7.3;
"Husky DSU Plan" means the share accumulation plan of Husky providing for the grant of Husky DSUs to directors of Husky effective April 20, 2015;
"Husky DSUs" means the deferred share units granted under the Husky DSU Plan and outstanding immediately prior to the Effective Time entitling the holders thereof to receive, at the option of the holder, a cash payment equivalent to the fair market value of Husky Common Shares underlying such Husky DSUs or Husky Common Shares purchased on the open market upon ceasing to be a member of the Husky Board in accordance with the provisions of the Husky DSU Plan;
"Husky Employee Plans" has the meaning ascribed thereto in Section (qq) of Schedule "F";
"Husky Fairness Opinions" means, collectively: (i) the opinion of Goldman Sachs Canada Inc., as financial advisor to Husky, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the consideration to be received by the Husky Common Shareholders is fair, from a financial point of view, to the Husky Common Shareholders; (ii) the opinion of CIBC World Markets Inc. as financial advisor to Husky, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the consideration to be received by the Husky Common Shareholders is fair, from a financial point of view, to the Husky Common Shareholders; and (iii) the opinion of CIBC World Markets Inc., as financial advisor to Husky, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the consideration to be received by the Husky Preferred Shareholders is fair, from a financial point of view, to the Husky Preferred Shareholders;
"Husky Financial Statements" means, collectively, the audited consolidated financial statements of Husky as at and for the years ended December 31, 2019 and 2018, together with the notes thereto and the auditor's report thereon, and the interim unaudited financial statements of Husky as at June 30, 2020 and for the three and six month periods ended June 30, 2020 and 2019, together with the notes thereto;
"Husky Group" means Husky and its subsidiaries and their respective partnership interests, as the context requires;
"Husky Group IP" has the meaning ascribed thereto in Section (vv) of Schedule "F";
"Husky Group IT" has the meaning ascribed thereto in Section (vv) of Schedule "F";
"Husky HSBC Operating Facility" means the amended and restated operating facility of Husky with HSBC Bank Canada pursuant to a letter agreement made as of January 19, 2009, as amended;
"Husky Incentive Plans" means, collectively, the Husky DSU Plan, the Husky Option Plan and the Husky PSU Plan;

"Husky Incentives" means, collectively, the Husky DSUs, the Husky Options and the Husky PSUs;

"Husky Information" means the information describing Husky and its business, operations and affairs required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws;
"Husky Meeting" means the special meeting of Husky Common Shareholders, Husky Preferred Shareholders and holders of Husky Options to be called and held in accordance with this Agreement and the Interim Order to permit the Husky Common Shareholders and the holders of Husky Options to consider the Arrangement Resolution and to permit the Husky Preferred Shareholders to consider the Preferred Shareholder Resolution, and related matters, and any adjournment(s) or postponement(s) thereof;
"Husky MUFG Operating Facility" means the uncommitted demand revolving letter of credit of Husky with MUFG Bank, Ltd., Canada Branch pursuant to a letter agreement made as of September 17, 2018, as amended;
"Husky Non-Revolving Credit Facility" means the non-revolving term credit facility of Husky under a credit agreement made as of April 7, 2020 among Husky and Husky Oil Operations Limited, as borrowers, Canadian Imperial Bank of Commerce, as administrative agent, and a syndicate of lenders consisting of Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia;
"Husky Notes" means, collectively, the Husky 2022 Notes, the Husky 2024 Notes, the Husky 2025 Notes, the Husky 2027 Notes, the Husky 2028 Notes, the Husky 2029 Notes and the Husky 2037 Notes;
"Husky Operating Facilities" means, collectively, the Husky BMO Operating Facility, Husky BNS Operating Facility, Husky CIBC Operating Facility, Husky HSBC Operating Facility, Husky MUFG Operating Facility, Husky RBC Operating Facility, Husky SMBC Operating Facility, and Husky TD Operating Facility;
"Husky Option Plan" means the incentive stock option plan of Husky providing for the grant of Husky Options to officers or employees of Husky and its subsidiaries dated effective November 16, 2018;
"Husky Options" means the stock options of Husky granted under the Husky Option Plan and outstanding immediately prior to the Effective Time entitling the holders thereof to acquire Husky Common Shares upon payment of an exercise price or surrender the stock options for a cash payment in accordance with the provisions of the Husky Option Plan;
"Husky Preferred Shareholders" means the holders of Husky Preferred Shares;
"Husky Preferred Shareholders' Approval" has the meaning ascribed thereto in Section 2.1(c)(ii)(B);
"Husky Preferred Shares" means, collectively, Husky Series 1 Preferred Shares, Husky Series 2 Preferred Shares, Husky Series 3 Preferred Shares, Husky Series 4 Preferred Shares, Husky Series 5 Preferred Shares, Husky Series 6 Preferred Shares, Husky Series 7 Preferred Shares and Husky Series 8 Preferred Shares;
"Husky PSU Plan" means the performance share unit plan of Husky providing for the grant of Husky PSUs to employees or officers of Husky and its affiliates established on February 22, 2010 and amended and restated on February 28, 2017;
"Husky PSUs" means the performance awards granted under the Husky PSU Plan and outstanding immediately prior to the Effective Time entitling the holders thereof to receive a cash payment upon vesting of such Husky PSUs in accordance with the provisions of the Husky PSU Plan;
"Husky RBC Operating Facility" means the uncommitted revolving demand credit facility of Husky with the Royal Bank of Canada pursuant to a letter agreement made as of January 25, 2012, as amended;
"Husky Required Approval" has the meaning ascribed thereto in Section 2.1(c)(ii)(A);

"Husky RSF Credit Facility" means the revolving credit facility of Husky pursuant to a credit agreement made as of August 30, 2010, as amended and restated pursuant to an amended and restated credit agreement made as of December 14, 2012, among Husky and Husky Oil Operations Limited, as borrowers, Canadian Imperial Bank of Commerce, as administrative agent, and a syndicate of lenders, as amended by a first amending agreement made as of June 19, 2014, by a second amending agreement made as of March 6, 2015, by a third amending agreement made as of March 9, 2016, by a fourth amending agreement made as of November 30, 2017 and by a fifth amending agreement made as of June 27, 2019;

"Husky Series 1 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 1, in the capital of Husky;
"Husky Series 2 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 2, in the capital of Husky;
"Husky Series 3 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 3, in the capital of Husky;
"Husky Series 4 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 4, in the capital of Husky;
"Husky Series 5 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 5, in the capital of Husky;
"Husky Series 6 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 6, in the capital of Husky;
"Husky Series 7 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 7, in the capital of Husky;
"Husky Series 8 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 8, in the capital of Husky;
"Husky SMBC Operating Facility" means the uncommitted demand revolving credit facility of Husky with Sumitomo Mitsui Banking Corporation pursuant to a letter agreement made as of October 10, 2017, as amended;
"Husky TD Operating Facility" means the amended and restated operating facility of Husky with Toronto-Dominion Bank pursuant to a letter agreement made as of June 15, 2007, as amended;
"Husky Termination Amount" has the meaning ascribed thereto in Section 7.3;
"Husky USD Note Indenture" means the trust indenture dated September 11, 2007 between Husky and Wells Fargo Bank, National Association, as the successor trustee to The Bank of Nova Scotia Trust Company of New York, as amended and supplemented;
"IFRS" means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards;
"Information Technology" means all computer, information technology, data processing, and communications systems, components, facilities, and services, including all software, hardware, networks, interfaces, platforms, databases and related data, switches, telecommunications equipment, operating systems, websites, website content, links, and equipment relating to the transmission, storage, maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format;

"Intellectual Property Rights" means any right or protection existing from time to time in a specific jurisdiction, whether registered or not, under any patent law or other invention or discovery law, copyright law, industrial design law, confidential information law (including breach of confidence), trade secret law, trademark law, and any other industrial or intellectual property laws, including legislation by competent governmental authorities and judicial decisions under common law or equity;

"Interim Order" means the interim order of the Court concerning the Arrangement under section 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Husky Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
"Internal Revenue Code" means the Internal Revenue Code of 1986, as amended, including any successor provisions and transition rules, whether or not codified;
"Investment Canada Act" means the Investment Canada Act, RSC 1985, c 28 (1st Supp);
"Key Regulatory Approvals" means the Competition Act Approval, the HSR Approval, the CTA Approval and the Foreign Investment Clearance;
"Laws" means all laws (including, for greater certainty, common law), statutes, regulations, bylaws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;
"Matching Period" has the meaning ascribed thereto in Section 7.1(d);
"Material Adverse Change" or "Material Adverse Effect" means, with respect to either Party, any fact or state of facts, circumstance, change, effect, occurrence or event that individually is or in the aggregate are, or would individually or in the aggregate reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Party and its subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:
(a)	any change, development or condition generally affecting the industries, businesses or segments thereof in which such Party and its respective subsidiaries operate;
(b)
any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots, blockades or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets;

(c)
any change, development or condition resulting from any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d)
any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any governmental entity (including, for greater certainty, any change to the Tax Act or other applicable taxing legislation or to tax rates);

(e)
any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to the oil and gas and oil sands exploration, development and production businesses, the petrochemicals industry and the business of refining, marketing and distributing petroleum products;

(f)	any climatic, earthquake or other natural event or condition (including weather conditions and any natural disaster);

(g)	any epidemic, pandemic, disease outbreak (including COVID-19), other health crisis or public health event;
(h)	any decline in the market price for crude oil, natural gas or related hydrocarbons on a current or forward basis;
(i)	any actions taken (or omitted to be taken) at the written request of the Other Party;
(j)
any action taken by the Party or any of its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but, for greater certainty, including any steps taken pursuant to Sections 3.3 and 3.6);

(k)
any matter which has been filed by the Party since January 1, 2020 and prior to the Agreement Date with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, which is available for public viewing on the Party's profile on SEDAR at www.sedar.com and on the Party's profile on EDGAR at www.sec.gov/edgar/shtml;

(l)	the execution, announcement, pendency or performance of the Arrangement Agreement or the consummation of the Arrangement;
(m)
the failure of the Party to meet any internal, published, public or analyst projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or

(n)
any change in the market price or trading volume of any securities of the Party (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that (i) with respect to clauses (a) through and including (g), such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Party and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the oil and gas industry (in which case the incremental disproportionate effect may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect), and (ii) unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a "Material Adverse Effect" has occurred;
"material change" has the meaning ascribed thereto in the Securities Act;
"Material Subsidiary" means a subsidiary, the total assets of which constitute more than 10% of the consolidated assets of Cenovus or Husky (as applicable) as at December 31, 2019, or the total revenues of which constitute more than 10% of the consolidated revenues of Cenovus or Husky (as applicable), respectively, for the year ended December 31, 2019;
"McDaniel" has the meaning ascribed thereto in Section (pp) of Schedule "E";
"misrepresentation" has the meaning ascribed thereto in the Securities Act;
"Money Laundering Laws" has the meaning ascribed thereto in Section (yy)(ii) of Schedule "E";

"No Action Letter" means a written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act;

"NYSE" means the New York Stock Exchange;
"OFAC" has the meaning ascribed thereto in Section (yy)(iii) of Schedule "E";
"OHSL" has the meaning ascribed thereto in Section (tt)(viii) of Schedule "E";
"Order" means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Authority (in each case, whether temporary, preliminary or permanent);
"Other Party" means: (i) with respect to Cenovus, Husky; and (ii) with respect to Husky, Cenovus;
"Outside Date" means May 31, 2021; provided that if the Key Regulatory Approvals have not been received by May 31, 2021, the Outside Date shall be August 31, 2021, or such later date as may be agreed to in writing by the Parties;
"Parties" means Cenovus and Husky, and "Party" means either of them;
"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;
"Personal Information" means any information that is defined as "personal information", "personally identifiable information", or "personal data" under applicable Law;
"Plan of Arrangement" means the plan of arrangement in the form attached hereto as Schedule "A", as the same may be amended or supplemented from time to time in accordance with the terms hereof, thereof or at the direction of the Court in the Final Order;
"Pre-Arrangement Reorganization" has the meaning ascribed thereto in Section 3.6(a)(i);
"Pre-Emptive Rights Agreements" means the pre-emptive rights agreements that may be entered into on or following the Effective Date between certain Cenovus Common Shareholders and Cenovus, in the form attached hereto as Schedule "I";
"Preferred Share Condition" means: (i) the Husky Preferred Shareholders have approved the Preferred Shareholder Resolution by the Husky Preferred Shareholders' Approval at the Husky Meeting; and (ii) unless otherwise determined by Cenovus in its sole discretion, holders of not more than 10% of the Husky Preferred Shares have validly exercised, and not withdrawn, Dissent Rights;
"Preferred Shareholder Resolution" means the special resolution in respect of the Arrangement to be considered by the Husky Preferred Shareholders at the Husky Meeting, substantially in the form attached hereto as Schedule "C";
"Receiving Party" has the meaning ascribed thereto in Section 7.1(c);
"Recipient" has the meaning ascribed thereto in Section 7.9(a);
"Registrar" means the Registrar of Corporations for the Province of Alberta appointed under section 263 of the ABCA;
"Registration Rights Agreements" means the registration rights agreements that may be entered into on or following the Effective Date between certain Cenovus Common Shareholders and Cenovus, in the form attached hereto as Schedule "J";

"Release" means any release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into or through the Environment that would constitute a violation of Environmental Law;

"Representatives" has the meaning ascribed thereto in Section 7.1(a);
"Reserves Disclosure" means disclosure relating to the engineering evaluation of crude oil, natural gas liquids and natural gas interests of Husky: (i) prepared internally in accordance with the regulations and guidelines of the Financial Accounting Standards Board in the United States and the U.S. Securities and Exchange Commission contained in Husky's Form 40-F for the year ended December 31, 2019 filed; and (ii) prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities contained in the annual information form of Husky dated February 27, 2020;
"Responding Party" has the meaning ascribed thereto in Section 7.1(c);
"Return" means any report, return, statement, claim for refund, estimate, election, designation, form, declaration of estimated tax, information statement and return relating to, or required to be filed or actually filed with a Governmental Authority in connection with, any Taxes;
"Securities Act" means the Securities Act, RSA 2000, c S-4;
"SEDAR" means the System for Electronic Document Analysis and Retrieval;
"Share Issuance Resolution" means the ordinary resolution to be considered by the Cenovus Common Shareholders at the Cenovus Meeting, substantially in the form attached hereto as Schedule "D";
"Sproule" means Sproule Associates Limited;
"Sproule Audit Opinion" means the audit opinion of Sproule as of December 31, 2019 included in the annual information form of Husky dated February 27, 2020 relating to the audit of Husky's crude oil, natural gas and natural gas liquids reserves estimates prepared in accordance with generally accepted oil and gas engineering and evaluation practices in the Canada and as set out in the Canadian Oil and Gas Evaluation Handbook;
"Standstill Agreements" means the standstill agreements to be entered into between the Supporting Husky Shareholders and Cenovus on the Agreement Date, and effective as of the Effective Date, which set out certain matters pertaining to the Cenovus Common Shares held by the Supporting Husky Shareholders following completion of the Arrangement, in the form attached hereto as Schedule "H";
"subsidiary" has the meaning ascribed thereto in the Securities Act;
"Superior Proposal" means an unsolicited bona fide written Acquisition Proposal:
(a)	that complies with all Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;
(b)	that is not subject to a financing condition, due diligence condition and/or access condition;
(c)
to acquire not less than all of the applicable Party's outstanding common shares or not less than substantially all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the applicable Party and its subsidiaries and partnership interests;

(d)
that the applicable Party's board of directors and any relevant committee thereof has determined in good faith (after receipt of advice from its professional financial advisors and external legal counsel) is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and

(e)
that the applicable Party's board of directors and/or any relevant committee thereof determines in good faith, after consultation with its professional financial advisors, would be, if consummated in accordance with its terms, more favourable, from a financial point of view, to the holders of its common shares than the Arrangement;

"Support Agreements" means the support agreements entered into between the Supporting Husky Shareholders and Cenovus, dated as of the Agreement Date, in the form attached as Schedule "G" hereto;
"Supporting Husky Shareholders" means Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l.;
"Tax" or "Taxes" means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Applicable Laws and howsoever denominated, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, employment insurance, health and health insurance, social services, education and social security taxes, fuel taxes or levies, all surtaxes, all customs duties and import and export taxes, pension plan and workers compensation premiums or contributions, carbon taxes or levies and other obligations of the same or of a similar nature to any of the foregoing;
"Tax Act" means the Income Tax Act, RSC 1985, c 1 (5th Supp);
"Third Party Beneficiaries" has the meaning ascribed thereto in Section 11.9;
"Transferred Information" has the meaning ascribed thereto in Section 7.9(a);
"TSX" means the Toronto Stock Exchange;
"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;
"U.S. Securities Act" means the United States Securities Act of 1933, as amended;
"U.S. Treasury Regulations" means the Treasury regulations promulgated under the Internal Revenue Code; and
"U.S. Warrant Prospectus" has the meaning ascribed thereto in Section 3.4(l).
1.2	Interpretation Not Affected by Headings, etc.
The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.
1.3	Number, etc.
Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation".
1.4	Date for Any Action
If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5	Entire Agreement

This Agreement, the Confidentiality Agreement (to the extent that the provisions of the Confidentiality Agreement have not been superseded by the provisions of this Agreement), together with the agreements and documents referred to herein and therein, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. For greater certainty, the Support Agreements, the Standstill Agreements, the Pre-Emptive Rights Agreements and the Registration Rights Agreements are separate agreements between the parties thereto and are unaffected by this Section 1.5.
1.6	Currency
Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.
1.7	Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with IFRS.
1.8	Disclosure in Writing
Reference to "disclosure in writing" or similar references herein shall, in the case of disclosure to Cenovus be references exclusively to the Husky Disclosure Letter, or in the case of disclosure to Husky be references exclusively to the Cenovus Disclosure Letter.
1.9	References to Legislation
References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.
1.10	Knowledge
In this Agreement, references to "to the knowledge of" means the actual knowledge of the Executive Officers of Cenovus or Husky, as the case may be, after such inquiry as such officers shall consider reasonable in the circumstances. For purposes of this Section 1.10 "Executive Officers" in the case of Cenovus means Cenovus's President & Chief Executive Officer, Executive Vice-President and Chief Financial Officer and Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel and in the case of Husky means Husky's President & Chief Executive Officer, Chief Financial Officer and Senior Vice-President, General Counsel and Secretary.
1.11	No Strict Construction
The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.
1.12	Schedules
Subject to the final sentence of Section 1.5, the following schedules attached hereto are incorporated into, and form an integral part of, this Agreement:

Schedule "A" – Plan of Arrangement
Schedule "B" – Form of Arrangement Resolution
Schedule "C" – Form of Preferred Shareholder Resolution
Schedule "D" – Form of Share Issuance Resolution
Schedule "E" – Representations and Warranties of Cenovus
Schedule "F" – Representations and Warranties of Husky
Schedule "G" – Form of Support Agreement
Schedule "H" – Form of Standstill Agreement
Schedule "I" – Form of Pre-Emptive Rights Agreement
Schedule "J" – Form of Registration Rights Agreement
ARTICLE 2
THE ARRANGEMENT AND MEETINGS
2.1	Plan of Arrangement
(a)	Subject to the terms and conditions of this Agreement, the Parties agree to carry out the Arrangement in accordance with the terms of the Plan of Arrangement.
(b)
As soon as reasonably practicable after the Agreement Date, but in any event by no later than November 30, 2020, Husky will apply to the Court, in a manner acceptable to Cenovus, acting reasonably, for the Interim Order and thereafter will diligently seek the Interim Order in cooperation with Cenovus. Upon receipt of the Interim Order, Husky will promptly carry out the terms of the Interim Order to the extent applicable to it.

(c)	The application for an Interim Order referred to in Section 2.1(b) shall request that the Interim Order provide, among other things:
(i)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Husky Meeting and for the manner in which such notice is to be provided;
(ii)	that the requisite approval for:
(A)	the Arrangement Resolution to be placed before the Husky Common Shareholders and the holders of Husky Options at the Husky Meeting shall be:
(1)
66⅔% of the votes cast on the Arrangement Resolution by Husky Common Shareholders present in person or represented by proxy at the Husky Meeting (and that each Husky Common Shareholder is entitled to one vote for each Husky Common Share held);

(2)
66⅔% of the votes cast on the Arrangement Resolution by Husky Common Shareholders and holders of Husky Options present in person or represented by proxy at the Husky Meeting, voting together as a single class (and that (x) each Husky Common Shareholder is entitled to one vote for each Husky Common Share held, and (y) each holder of Husky Options is entitled to one vote for each Husky Option held); and

(3)
if required under Applicable Canadian Securities Laws, a simple majority of the votes cast on the Arrangement Resolution by Husky Common Shareholders present in person or represented by proxy at the Husky Meeting after excluding the votes cast by those persons whose votes are required to be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions

(the "Husky Required Approval"); and

(B)
the Preferred Shareholder Resolution to be placed before the Husky Preferred Shareholders at the Husky Meeting shall be 66⅔% of the votes cast on the Preferred Shareholder Resolution by Husky Preferred Shareholders present in person or represented by proxy at the Husky Meeting, voting together as a single class (and that each Husky Preferred Shareholder is entitled to one vote for each Husky Preferred Share held) (the "Husky Preferred Shareholders' Approval");

(iii)
for the method and manner in which amendments, revisions or supplements to the Circular (and any other materials sent by Husky in connection with the Husky Meeting), including material changes, may be mailed, filed or otherwise publicly disseminated to the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options and such other Persons as may be required by the Interim Order;

(iv)
that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the constating documents of Husky, including quorum requirements and all other matters, shall apply in respect of the Husky Meeting;

(v)	for the grant of Dissent Rights to the registered Husky Common Shareholders and the registered Husky Preferred Shareholders as set forth in the Plan of Arrangement;
(vi)	that the Husky Meeting may be adjourned or postponed from time to time in accordance with the terms of this Agreement without the need for additional approval of the Court;
(vii)
confirmation of the record date for the purposes of determining the Husky Common Shareholders, the Husky Preferred Shareholders and the holders of Husky Options entitled to receive materials and vote at the Husky Meeting in accordance with the Interim Order;

(viii)	that such record date will not change in respect of any adjournment(s) or postponement(s) of the Husky Meeting, unless required by Applicable Laws;
(ix)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and
(x)	for such other matters as the Parties may agree in writing, each acting reasonably.
In the application referred to in Section 2.1(b), Husky shall inform the Court that Cenovus intends to rely on the exemption provided by section 3(a)(10) of the U.S. Securities Act for the issuance of Cenovus Common Shares, Cenovus Warrants, Cenovus Replacement Options, and, if the Preferred Share Condition is satisfied prior to the Effective Time, Cenovus Preferred Shares pursuant to the Arrangement and that, in connection therewith, the Court will be required to approve the substantive and procedural fairness of the terms and conditions of the Arrangement to each Person to whom Cenovus Common Shares, Cenovus Warrants, Cenovus Replacement Options and Cenovus Preferred Shares will be issued. Each Person to whom Cenovus Common Shares, Cenovus Warrants, Cenovus Replacement Options and Cenovus Preferred Shares will be issued on completion of the Arrangement will be given adequate notice in accordance with the Interim Order advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right.
(d)
If the Preferred Share Condition is not satisfied prior to the Effective Time then, in accordance with the Plan of Arrangement, the Cenovus Preferred Shares will not be issued in exchange for the Husky Preferred Shares on the Effective Date and the Husky Preferred Shares will remain outstanding in accordance with their terms.

(e)
On the condition that all necessary approvals for the Arrangement Resolution are obtained from the Husky Common Shareholders and the holders of Husky Options and all necessary approvals for the Share Issuance Resolution are obtained from the Cenovus Common Shareholders, Husky shall, as soon as reasonably practicable following the Husky Meeting and the Cenovus Meeting but in any event not later than five

Business Days after the Arrangement Resolution and the Share Issuance Resolution are duly passed, submit the Arrangement to the Court and apply for the Final Order.

2.2	Husky Board Recommendation
Husky represents and warrants to Cenovus that the Husky Board:
(a)	has unanimously:
(i)	determined that the Arrangement and the entry into this Agreement are in the best interests of Husky;
(ii)	determined that the Arrangement is fair to Husky Common Shareholders and Husky Preferred Shareholders;
(iii)	approved this Agreement and the transactions contemplated hereby;
(iv)	resolved to recommend that Husky Common Shareholders and holders of Husky Options vote in favour of the Arrangement Resolution; and
(v)	resolved to recommend that Husky Preferred Shareholders vote in favour of the Preferred Shareholder Resolution
(collectively (a)(i), (ii), (iii), (iv) and (v), the "Husky Board Recommendation"); and
(b)	has received the oral Husky Fairness Opinions.
2.3	Cenovus Board Recommendation
Cenovus represents and warrants to Husky that the Cenovus Board:
(a)	has unanimously:
(i)	determined that the Arrangement and the entry into this Agreement are in the best interests of Cenovus;
(ii)	determined that the consideration to be paid by Cenovus pursuant to the Arrangement is fair, from a financial point of view, to Cenovus;
(iii)	approved this Agreement and the transactions contemplated hereby; and
(iv)	resolved to recommend that Cenovus Common Shareholders vote in favour of the Share Issuance Resolution
(collectively (a)(i), (ii), (iii) and (iv), the "Cenovus Board Recommendation"); and
(b)	has received the oral Cenovus Fairness Opinions.
2.4	Circular and Meetings
(a)
As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, Husky and Cenovus shall, as applicable and with assistance from and the participation of the Other Party, each acting reasonably: (i) prepare the Circular together with any other documents required by Applicable Laws in connection with the Cenovus Meeting and the Husky Meeting, and cause the Circular and such other documents to be mailed to the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options and such other Persons as required by the Interim Order and the Cenovus Common Shareholders and such other Persons required by the CBCA and filed with applicable securities regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be filed by no later than December 11, 2020; (ii) convene and conduct the Husky Meeting by no later than January 29, 2021 and not adjourn, postpone or cancel (or propose the same) the Husky Meeting without the prior written consent of Cenovus, such consent not to be unreasonably withheld, conditioned or delayed, except in the case of an adjournment or postponement required for quorum purposes or by Applicable Laws or by a Governmental Authority, at which Husky Meeting the Arrangement Resolution and the Preferred Shareholder Resolution shall be submitted to the Husky Common Shareholders, the Husky Preferred Shareholders and the holders of Husky Options entitled to vote upon such resolutions for approval; and (iii) convene and conduct the Cenovus Meeting by no later than January 29, 2021 and not adjourn, postpone or cancel (or propose the same) the Cenovus Meeting without the prior written consent of Husky, such consent not to be unreasonably withheld, conditioned or delayed, except in the case of an adjournment or postponement required for quorum purposes or by Applicable Laws or by a Governmental Authority, at which Cenovus Meeting the Share Issuance Resolution shall be submitted to the Cenovus Common Shareholders entitled to vote upon such resolution for approval. Notwithstanding the foregoing, Husky shall not submit the Preferred Shareholder Resolution to the Husky Preferred Shareholders at the Husky Meeting if so directed by Cenovus, in its sole discretion, in writing prior to the commencement of the Husky Meeting.

(b)
Husky and Cenovus shall, with assistance from and the participation of the Other Party, each acting reasonably, cause the Circular to be prepared in compliance, in all material respects, with Applicable Canadian Securities Laws and to provide the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options and the Cenovus Common Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the Husky Meeting and the Cenovus Meeting, respectively, and shall include: (i) or incorporate by reference the Husky Information; (ii) copies of the Husky Fairness Opinions; (iii) subject to the terms of this Agreement, the Husky Board Recommendation; (iv) or incorporate by reference the Cenovus Information; (v) subject to the terms of this Agreement, the Cenovus Board Recommendation; (vi) copies of the Cenovus Fairness Opinions; (vii) details of the composition of the Cenovus Board following the Effective Time as agreed to by the Parties in accordance with Section 2.8; (viii) a summary of the terms of the Cenovus Preferred Shares; (ix) a summary of the terms of the Support Agreements; (x) a summary of the terms of the Standstill Agreements; (xi) a summary of the terms of the Pre-Emptive Rights Agreements; (xii) a summary of the terms of the Registration Rights Agreements; (xiii) a summary of the terms of the Cenovus Warrants; and (xiv) a copy, and summary of the terms and conditions, of this Agreement.

(c)
Husky shall use reasonable commercial efforts to, in a timely manner, provide Cenovus with all financial statements and financial information reasonably requested by Cenovus to prepare pro forma financial statements at and for the periods ended September 30, 2020 and December 31, 2019 for inclusion in the Circular in the form prescribed by Applicable Canadian Securities Laws.

(d)
Cenovus shall use reasonable commercial efforts to, in a timely manner, provide Husky with all financial statements and financial information reasonably requested by Husky to prepare pro forma financial statements at and for the periods ended September 30, 2020 and December 31, 2019 for inclusion in the Circular in the form prescribed by Applicable Canadian Securities Laws.

(e)
Cenovus shall, in a timely manner, provide Husky with the Cenovus Information, and such other information relating to Cenovus as Husky may reasonably request for inclusion in the Circular, so as to permit compliance with the timeline set out in Section 2.4(a).

(f)
Husky shall, in a timely manner, provide Cenovus with the Husky Information, and such other information relating to Husky as Cenovus may reasonably request for inclusion in the Circular, so as to permit compliance with the timeline set out in Section 2.4(a).

(g)
The Parties shall, subject to compliance with Applicable Canadian Securities Laws, incorporate the Cenovus Information and the Husky Information into the Circular substantially in the form provided by Cenovus and Husky, respectively, and each Party shall provide the Other Party and its Representatives with an opportunity to review and comment on the Circular and any other relevant documentation and shall give due consideration to all comments made by the Other Party and its Representatives (subject to any Applicable Laws). The Circular shall be in form and content satisfactory to Husky and Cenovus, each acting reasonably, and shall comply with Applicable Canadian Securities Laws.

(h)	Husky shall use its reasonable commercial efforts to ensure that the Husky Information included in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.
(i)
Cenovus shall use its reasonable commercial efforts to ensure that the Cenovus Information provided by it for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.

(j)
Each Party shall promptly notify the Other Party if it becomes aware that the Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as is required or appropriate, and Cenovus and Husky shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options and such other Persons as required by the Interim Order and the Cenovus Common Shareholders and such other Persons as required by the CBCA and, if required by the Court or by Law, file the same with the applicable securities regulatory authorities and other Governmental Authorities as required.

(k)	The Parties shall cooperate to schedule and convene the Husky Meeting and the Cenovus Meeting on the same date (subject to any adjournments or postponements required or permitted by this Agreement).
(l)
Each Party shall consult with the Other Party in fixing the record date of the Husky Meeting and the Cenovus Meeting, and shall not change such record date for the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options or the Cenovus Common Shareholders, as applicable, entitled to vote at the Husky Meeting or the Cenovus Meeting, as applicable, in connection with any adjournment or postponement of the Husky Meeting or the Cenovus Meeting, as applicable, unless required by Law.

(m)
Each Party shall provide notice to the Other Party of the Husky Meeting or the Cenovus Meeting, as applicable, and allow the Other Party and its Representatives and legal counsel to attend such meeting.

(n)
Each Party shall advise the Other Party, as the Other Party may reasonably request, and on a daily basis on each of the last 10 Business Days prior to the proxy cutoff date for the Husky Meeting or the Cenovus Meeting, as applicable, as to the aggregate tally of the proxies received by such Party in respect of the Arrangement Resolution, the Preferred Shareholder Resolution and the Share Issuance Resolution, as applicable, and any other matters to be considered at the Husky Meeting or the Cenovus Meeting, as applicable.

2.5	Court Proceedings
In connection with the Court proceedings relating to obtaining the Interim Order and the Final Order, Husky shall:
(a)
provide Cenovus and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, prior to the filing of that material, and give reasonable and due consideration to all comments of Cenovus and its legal counsel;

(b)
provide Cenovus and its legal counsel on a timely basis a description of any information required to be supplied by Cenovus for inclusion in any material to be filed with the Court in connection with the Arrangement, prior to the filing of that material, and will accept the reasonable comments of Cenovus and its legal counsel with respect to any such information required to be supplied by Cenovus and included in such material and any other matters contained therein;

(c)
provide counsel to Cenovus, on a timely basis, with copies of any notice of appearance and evidence served on Husky or its counsel in respect of the application for the Interim Order and the application for the Final

Order or any appeal therefrom, and of any notice (written or oral) received by Husky indicating an intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;

(d)
not object to legal counsel to Cenovus making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided that Husky is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Arrangement;

(e)
subject to Laws, not file any material with, or make any written submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Cenovus's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; on the condition that nothing herein shall require Cenovus to agree or consent to, and Cenovus shall not be deemed to agree or consent to, any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Cenovus's obligations, or diminishes or limits Cenovus's rights, set forth in any such filed or served materials or under this Agreement;

(f)
oppose any proposal from any Person that the Interim Order or the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Interim Order or the Final Order or by Law to return to Court with respect to the Interim Order or the Final Order do so only after notice to, and in consultation and cooperation with, Cenovus; and

(g)
if at any time after the issuance of the Final Order and prior to the Effective Date, Husky is required by the terms of the Final Order or by Applicable Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with Cenovus.

2.6	Effective Date
The Arrangement shall become effective at the Effective Time on the Effective Date. The Certificate shall be conclusive evidence that the Arrangement has become effective as of the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur as soon as reasonably practicable, but in any event no later than three Business Days following the later of the issuance of the Final Order and the receipt of the Key Regulatory Approvals, and subject to the satisfaction or waiver of the conditions set out in Article 6, and, in any event, not earlier than January 1, 2021 and not later than the Outside Date.
2.7	Payment of Consideration
Cenovus will, on the Effective Date, prior to the sending of the Articles of Arrangement to the Registrar:
(a)
if the Preferred Share Condition is satisfied prior to the Effective Time, send to the Director articles of amendment, in form and substance acceptable to Husky and Cenovus, acting reasonably, pursuant to section 27(4) of the CBCA, such that the Director shall issue a certificate of amendment pursuant to section 27(5) of the CBCA in respect of such articles of amendment prior to the Effective Time so as to create the Cenovus Preferred Shares; and

(b)	pending only filing of the Articles of Arrangement, deposit, or cause to be deposited, in escrow with the Depositary, to be released in accordance with the Plan of Arrangement:
(i)
for the benefit of and to be held on behalf of the Husky Common Shareholders entitled to receive Cenovus Common Shares and Cenovus Warrants pursuant to the Plan of Arrangement, certificates representing, or other evidence regarding the issuance of, the Cenovus Common Shares and the Cenovus Warrants that such Husky Common Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Husky Common Shareholder has exercised Dissent Rights); and

(ii)
if the Preferred Share Condition is satisfied prior to the Effective Time, for the benefit of and to be held on behalf of the Husky Preferred Shareholders entitled to receive Cenovus Preferred Shares pursuant to the Plan of Arrangement, certificates representing, or other evidence regarding the issuance of, the Cenovus Preferred Shares that such Husky Preferred Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Husky Preferred Shareholder has exercised Dissent Rights).

2.8	Board of Directors and Senior Management of Cenovus upon completion of the Arrangement
The Parties agree that the Cenovus Board and the senior management of Cenovus upon completion of the Arrangement shall be determined in the manner set out below.
(a)
The Cenovus Board from the Effective Date until the next annual general meeting or until their successors are elected or appointed, shall consist of eight members of the current Cenovus Board and four members selected by Husky.

(b)
Alex J. Pourbaix will remain the President & Chief Executive Officer of Cenovus. As soon as reasonably practicable following the Agreement Date and in any event no later than 10 Business Days prior to the Effective Date, the remaining executive officers of Cenovus will be selected from the executive officers of Cenovus and Husky by Cenovus's President & Chief Executive Officer in consultation with the Cenovus Board and the Husky Board and the President & Chief Executive Officer of Husky; provided that such executive officers will include the executive officers identified in the joint news release of the Parties announcing the transactions contemplated hereby issued on or after the Agreement Date. Cenovus and Husky agree that such senior officers will be appointed by the Cenovus Board on the Effective Date immediately after the Effective Time.

2.9	Employee Matters
(a)
Husky shall use its reasonable commercial efforts to obtain and deliver to Cenovus at the Effective Time evidence reasonably satisfactory to Cenovus of the resignations, effective as of the Effective Time, of all: (i) of the directors of Husky who are not to form part of the Cenovus Board after the Effective Time; and (ii) subject to Section 2.8(b), all of the officers of Husky requested by Cenovus. Such resignations shall be received in consideration for Cenovus and Husky providing releases to each such persons, in form and substance satisfactory to Cenovus and such resigning person, each acting reasonably (or in the case of officers who have a form of release attached to their relevant employment agreement, in such form as is attached to such agreement), which mutual releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for accrued but unpaid salary, directors' fees, bonus, payments in respect of Husky Incentives, other payments due pursuant to the Arrangement as a Husky Common Shareholder or Husky Preferred Shareholder, benefits and other compensation or pursuant to indemnity or directors' and officers' insurance arrangements, and for any payments that may be owing to them pursuant to the terms of their employment with Husky.

(b)
Cenovus shall use its reasonable commercial efforts to obtain the resignations, effective as of the Effective Time, of all: (i) of the directors of Cenovus who are not to form part of the Cenovus Board after the Effective Time; and (ii) subject to Section 2.8(b), those officers of Cenovus who will not continue as officers of Cenovus after the Effective Time. Such resignations shall be received in consideration for Cenovus providing releases to each such persons, in form and substance satisfactory to Cenovus and Husky and such resigning person, each acting reasonably (or in the case of officers who have a form of release attached to their relevant employment agreement, in such form as is attached to such agreement), which mutual releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for accrued but unpaid salary, directors' fees, bonus, payments in respect of Cenovus Incentives, benefits and other compensation or pursuant to indemnity or directors' and officers' insurance arrangements and for any payments that may be owing to them pursuant to the terms of their employment with Cenovus.

(c)
Cenovus covenants and agrees, and after the Effective Time will cause Husky and any successor to Husky, to honour and comply with the terms of all existing employment, change of control and severance agreements of Husky and its subsidiaries and all obligations of Husky and its subsidiaries under the Husky Employee Plans and the Husky Incentive Plans.

2.10	Treatment of Husky Incentives
(a)
The Parties acknowledge that the Arrangement will result in a "change of control" in respect of the Husky PSUs and as a result the vesting of the Husky PSUs shall be accelerated as a result of the completion of the Arrangement. In respect of the payout of Husky PSUs granted under the Husky PSU Plan following the Agreement Date (including, for greater certainty, payments made in respect of Husky PSUs for which vesting has accelerated as a result of the completion of the Agreement), Husky hereby covenants and agrees that such payments will be determined in strict accordance with the terms of the Husky PSU Plan, without the making of any adjustments or other determinations as may be available to the Husky Board, or any committee thereof, in their discretion pursuant to the terms of the Husky PSU Plan or any Husky PSUs granted thereunder.

(b)
If a holder of Husky DSUs ceases to be a member of the Husky Board (and does not remain an employee of Husky or an affiliate of Husky or a member of the board of directors of any affiliate of Husky) in connection with the Arrangement, then the Husky DSUs held by such holder will be settled and redeemed in strict accordance with the terms of the Husky DSU Plan, without the making of any adjustments or other determinations as may be available to the Husky Board, or any committee thereof, in their discretion pursuant to the terms of the Husky DSU Plan or any Husky DSUs granted thereunder, provided that the settlement date of such Husky DSUs shall be as soon as practicable after the holder's termination.

(c)
Husky shall: (i) ensure that it will have available funds, at the Effective Time, to pay the aggregate cash consideration, if any, to be paid to the holders of Husky DSUs and Husky PSUs in connection with the Arrangement; and (ii) cause to be taken all necessary corporate action to allot and reserve for issuance the Husky Common Shares, if any, to be issued in settlement of Husky DSUs in connection with the Arrangement.

(d)	The Husky Options outstanding immediately prior to the Effective Time shall be treated in accordance with the Plan of Arrangement.
2.11	Treatment of Cenovus Incentives
(a)
The Parties acknowledge that the Arrangement will result in a "change of control" in respect of the Cenovus Options, the Cenovus PSUs and the Cenovus RSUs and the vesting of the Cenovus Options, the Cenovus PSUs and the Cenovus RSUs shall be accelerated as a result of the completion of the Arrangement. In respect of the payout of Cenovus Options, Cenovus PSUs and Cenovus RSUs granted under the Cenovus Incentive Plans following the Agreement Date (including, for greater certainty, payments made in respect of Cenovus Options, Cenovus PSUs and Cenovus RSUs for which vesting has accelerated as a result of the completion of the Agreement), Cenovus hereby covenants and agrees that such payments will be determined in strict accordance with the terms of the Cenovus Incentive Plans, without the making of any adjustments (including as a consequence of the Arrangement) or other determinations as may be available to the Cenovus Board, or any committee thereof, in their discretion pursuant to the terms of the Cenovus Incentive Plans or any Cenovus Incentives granted thereunder.

(b)
If a holder of Cenovus DSUs has a "Director's Termination Date" (within the meaning of the Cenovus Director DSU Plan) or an employee of Cenovus (or an employee of an affiliate of Cenovus) has a "Termination Date" (within the meaning of the Cenovus Employee DSU Plan), as applicable, in connection with the Arrangement, then the Cenovus DSUs held by such holder will be settled and redeemed in strict accordance with the terms of the applicable Cenovus DSU Plan, without the making of any adjustments or other determinations as may be available to the Cenovus Board, or any committee thereof, in their discretion pursuant to the terms of the applicable Cenovus DSU Plan or any Cenovus DSUs granted thereunder, provided that the settlement date of such Cenovus DSUs shall be as soon as practicable after the holder's termination.

(c)
Cenovus shall: (i) ensure that it will have available funds, at the Effective Time, to pay the aggregate cash consideration, if any, to be paid to the holders of Cenovus DSUs, Cenovus PSUs and Cenovus RSUs in connection with the Arrangement; and (ii) cause to be taken all necessary corporate action to allot and reserve for issuance the Cenovus Common Shares, if any, to be issued in settlement of Cenovus Options, Cenovus PSUs and Cenovus RSUs in connection with the Arrangement.

2.12	Applicable U.S. Securities Laws
The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement and grants the Final Order, the issuance of the Cenovus Common Shares, the Cenovus Warrants, the Cenovus Replacement Options and the Cenovus Preferred Shares issuable to Husky Common Shareholders, holders of Husky Options and Husky Preferred Shareholders, as applicable, under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set out in this Section 2.12.
2.13	Withholdings Obligations
(a)
Husky, Cenovus and the Depositary shall be entitled to deduct or withhold from any amounts payable to any Husky Common Shareholder, any Husky Preferred Shareholder, any holder of Husky Options or any other Person, pursuant to the Arrangement, such amounts (whether in cash, Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares) as Husky, Cenovus or the Depositary reasonably determines it is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to the holders of Husky Common Shares, Husky Preferred Shares or Husky Options in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Authority. Any of Husky, Cenovus or the Depositary is hereby authorized to sell or otherwise dispose of any share consideration as is necessary to provide sufficient funds to Husky, Cenovus or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of Husky, Cenovus or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and Husky, Cenovus or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

(b)
Husky shall be exclusively responsible to ensure compliance with any obligations in respect of withholding Taxes in respect of any amounts paid in connection with the settlement of Husky Incentives (whether pursuant to Section 2.10 or otherwise), and Husky shall deliver the consideration for the foregoing net of such amounts to holders of Husky Incentives. Any such amounts deducted, withheld and remitted by Husky will be treated for all purposes, including under this Agreement, as having been paid to the holders of Husky Incentives in respect of which such deduction, withholding and remittance was made, provided that such deducted and withheld amounts are timely remitted to the appropriate Governmental Authority.

(c)
Cenovus shall be exclusively responsible to ensure compliance with any obligations in respect of withholding Taxes in respect of any amounts paid in connection with the settlement of Cenovus Incentives (whether pursuant to Section 2.11 or otherwise), and Cenovus shall deliver the consideration for the foregoing net of such amounts to holders of Cenovus Incentives or make other arrangements for the satisfaction of such withholding Taxes. Any such amounts deducted, withheld and remitted by Cenovus will be treated for all purposes, including under this Agreement, as having been paid to the holders of Cenovus Incentives in respect of which such deduction, withholding and remittance was made, provided that such deducted and withheld amounts are timely remitted to the appropriate Governmental Authority.

ARTICLE 3
COVENANTS AND ADDITIONAL AGREEMENTS

3.1	Conduct of Business of Cenovus
From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), except for any internal reorganizations solely amongst the Cenovus Group, or as otherwise required by Applicable Laws or except with the prior written consent of Husky (such consent not to be unreasonably withheld, conditioned or delayed):
(a)
the business of the Cenovus Group shall be conducted only in, and the members of the Cenovus Group shall not take any action except in, the ordinary course of business and consistent with past practice, with it being acknowledged and agreed by Husky that such covenant is subject to: (i) the Cenovus Group's compliance with Applicable Laws related to the COVID-19 pandemic; and (ii) actions taken as a result of such pandemic's continuing effect on working restrictions and the local, national and global economy (including any work stoppages or operational stoppages necessary to safeguard life or property); provided that any such action taken outside of the ordinary course of business or inconsistent with past practice as a result of such pandemic's continuing effect on working restrictions and the local, national and global economy (including any work stoppages or operational stoppages necessary to safeguard life or property) will be commercially reasonable and, to the extent applicable, not disproportionate compared to actions taken by companies similar to Cenovus, and Cenovus shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;

(b)
Cenovus shall not, and shall not permit any other member of the Cenovus Group to, directly or indirectly: (i) amend Cenovus's constating documents or amend in any material respects the constating documents of any other member of the Cenovus Group; (ii) amend its existing accounting policies, practices, methods and principles or adopt new accounting principles, in each case except as required by IFRS; (iii) declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its shares owned by any Person other than a member of the Cenovus Group; (iv) except (A) Cenovus Common Shares issuable pursuant to the terms of outstanding Cenovus Incentives and convertible securities, or (B) with respect to the grant of Cenovus Incentives in the ordinary course of business consistent with past practice, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Cenovus or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Cenovus or any of its subsidiaries; (v) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (vi) amend the terms of any of its securities; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Cenovus or any of its Material Subsidiaries; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)
except as disclosed in writing by Cenovus to Husky, Cenovus shall not, and shall not permit any other member of the Cenovus Group to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of any member of the Cenovus Group with a value individually or in the aggregate exceeding [Amount Redacted.], other than the sale of petroleum products in the ordinary course of business; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to or from wholly-owned subsidiaries or partnerships) or, other than the purchase of petroleum products in the ordinary course of business, purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding [Amount Redacted.]; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business consistent with past practice, for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time or in relation to internal transactions solely involving the members of the Cenovus Group; (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Cenovus, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Cenovus's most recently publicly available financial statements as of the Agreement Date or incurred in the ordinary course of business consistent with past practice; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Cenovus; (vi) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, Contract or other document which is material to the business of Cenovus, other than in the ordinary course of business consistent with past practice; (vii) enter into, amend or terminate any Hedging Transaction, other than a Hedging Transaction entered into, amended or terminated in the ordinary course of business consistent with past practice; (viii) no member of the Cenovus Group will agree to, endorse, enter into, change, amend or modify any Contract, arrangement or undertaking with any Person (other than a subsidiary of Cenovus) in which such member of the Cenovus Group holds a direct or indirect equity interest; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(d)
Cenovus shall not enter into any Contract that has take or pay obligations of any nature whatsoever which individually could require payments by Cenovus of more than [Amount Redacted.] annually or that in aggregate together with other Contracts with take or pay obligations of any nature whatsoever entered into after the Agreement Date could require payments by Cenovus of more than [Amount Redacted.] annually;

(e)
except for the aggregate amount set forth in the Cenovus Capital Program, Cenovus shall not incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding [Amount Redacted.];

(f)
except in the ordinary course of business consistent with past practice or pursuant to existing employment, pension, supplemental pension, termination or compensation arrangements, policies or agreements (copies of which have been provided to Husky on or prior to the Agreement Date), or except as disclosed in writing by Cenovus to Husky, Cenovus shall not, and shall not permit any other members of the Cenovus Group to, grant to any executive officer or director an increase in compensation in any form, grant to any other employee any increase in compensation in any form (other than in the ordinary course and consistent with past practice), make any loan to any officer or director, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement with, any executive officer or director of any member of the Cenovus Group, or with respect to any increase of benefits payable under its current change of control, severance or termination pay policies;

(g)
except as disclosed in writing by Cenovus to Husky, no member of the Cenovus Group shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with non-discretionary requirements of pre-existing plans;

(h)
Cenovus shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or reinsurance) policies, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Cenovus, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i)
Cenovus shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons (including all Persons who are non-residents of Canada for the purposes of the Tax Act), all amounts that are required to be so withheld by any Applicable Laws and Cenovus shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(j)
Cenovus shall: (i) duly and on a timely basis file all material Returns required to be filed by it and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all material Taxes which are due and payable unless validly contested; (iii) not make, rescind or revoke any material express or deemed election relating to Taxes, file any material amended Returns or make any material Tax filings outside the ordinary course of business; (iv) not make a request for a Tax ruling with any Governmental Authority with respect to any material Taxes; (v) not agree to any extension of time for the filing of any material Returns or with respect to the assessment or reassessment of material Taxes; (vi) not enter into a settlement agreement or settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in respect of any matter where the aggregate amount of Tax exceeds [Amount Redacted.]; (vii) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Returns for the taxation year ending December 31, 2019; (viii) not enter into any Tax sharing, Tax allocation or Tax indemnification agreement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes); and (ix) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of Cenovus which are not due or payable prior to the Effective Date; and

(k)	Cenovus shall not agree, resolve or commit to do any of the foregoing.
Nothing in this Agreement is intended to or shall result in Husky exercising material influence over the operations of Cenovus, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.
3.2	Conduct of Business of Husky
From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement and any Pre-Arrangement Reorganization), or as otherwise required by Applicable Laws or except with the prior written consent of Cenovus (such consent not to be unreasonably withheld, conditioned or delayed):
(a)
the business of the Husky Group shall be conducted only in, and the members of the Husky Group shall not take any action except in, the ordinary course of business and consistent with past practice, with it being acknowledged and agreed by Cenovus that such covenant is subject to: (i) the Husky Group's compliance with Applicable Laws related to the COVID-19 pandemic; and (ii) actions taken as a result of such pandemic's continuing effect on working restrictions and the local, national and global economy (including any work stoppages or operational stoppages necessary to safeguard life or property); provided that any such action taken outside of the ordinary course of business or inconsistent with past practice as a result of such pandemic's continuing effect on working restrictions and the local, national and global economy (including any work stoppages or operational stoppages necessary to safeguard life or property) will be commercially reasonable and, to the extent applicable, not disproportionate compared to actions taken by companies similar to Husky, and Husky shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;

(b)
Husky shall not, and shall not permit any other member of the Husky Group to, directly or indirectly: (i) amend Husky constating documents or amend in any material respects the constating documents of any other member of the Husky Group; (ii) amend its existing accounting policies, practices, methods and principles or adopt new accounting principles, in each case except as required by IFRS; (iii) except for regular quarterly dividends to holders of Husky Common Shares and Husky Preferred Shares in accordance with the terms thereof and in an amount consistent with past practice, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its shares owned by any Person other than a member of the Husky Group; (iv) except (A) in relation to internal transactions solely involving the members of the Husky Group, (B) Husky Common Shares issuable pursuant to the terms of outstanding Husky Incentives and convertible securities, or (C) with respect to the grant of Husky Incentives in the ordinary course of business consistent with past practice, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Husky or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Husky or any of its subsidiaries; (v) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (vi) amend the terms of any of its securities; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Husky or any of its Material Subsidiaries; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)
except as disclosed in writing by Husky to Cenovus, Husky shall not, and shall not permit any other member of the Husky Group to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of any member of the Husky Group with a value individually or in the aggregate exceeding [Amount Redacted.], other than the sale of petroleum products in the ordinary course of business; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to or from wholly-owned subsidiaries or partnerships) or, other than the purchase of petroleum products in the ordinary course of business, purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding [Amount Redacted.]; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business consistent with past practice, for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time or in relation to internal transactions solely involving the members of the Husky Group; (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Husky, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Husky's most recently publicly available financial statements as of the Agreement Date or incurred in the ordinary course of business consistent with past practice; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Husky; (vi) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, Contract or other document which is material to the business of Husky, other than in the ordinary course of business consistent with past practice; (vii) enter into, amend or terminate any Hedging Transaction, other than a Hedging Transaction entered into, amended or terminated in the ordinary course of business consistent with past practice; (viii) no member of the Husky Group will agree to, endorse, enter into, change, amend or modify any Contract, arrangement or undertaking with any Person (other than a subsidiary of Husky) in which such member of the Husky Group holds a direct or indirect equity interest; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(d)
Husky shall not enter into any Contract that has take or pay obligations of any nature whatsoever which individually could require payments by Husky of more than [Amount Redacted.] annually or that in aggregate together with other Contracts with take or pay obligations of any nature whatsoever entered into after the Agreement Date could require payments by Husky of more than [Amount Redacted.] annually;

(e)
except for the aggregate amount set forth in the Husky Capital Program, Husky shall not incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding [Amount Redacted.];

(f)
except in the ordinary course of business consistent with past practice or pursuant to existing employment, collective bargaining, pension, supplemental pension, termination or compensation arrangements, policies or agreements (copies of which have been provided to Cenovus on or prior to the Agreement Date), or except as disclosed in writing by Husky to Cenovus, Husky shall not, and shall not permit any other members of the Husky Group to, grant to any executive officer or director an increase in compensation in any form, grant to any other employee any increase in compensation in any form (other than in the ordinary course and consistent with past practice), make any loan to any officer or director, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement with, any executive officer or director of any member of the Husky Group, or with respect to any increase of benefits payable under its current change of control, severance or termination pay policies;

(g)
except as disclosed in writing by Husky to Cenovus, no member of the Husky Group shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with non-discretionary requirements of pre-existing plans;

(h)
Husky shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or reinsurance) policies, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Husky, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i)
Husky shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons (including all Persons who are non-residents of Canada for the purposes of the Tax Act), all amounts that are required to be so withheld by any Applicable Laws and Husky shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(j)
Husky shall: (i) duly and on a timely basis file all material Returns required to be filed by it and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all material Taxes which are due and payable unless validly contested; (iii) not make, rescind or revoke any material express or deemed election relating to Taxes, file any material amended Returns or make any material Tax filings outside the ordinary course of business; (iv) not make a request for a Tax ruling with any Governmental Authority with respect to any material Taxes; (v) not agree to any extension of time for the filing of any material Returns or with respect to the assessment or reassessment of material Taxes; (vi) not enter into a settlement agreement or settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in respect of any matter where the aggregate amount of Tax exceeds [Amount Redacted.]; (vii) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Returns for the taxation year ending December 31, 2019; (viii) not enter into any Tax sharing, Tax allocation or Tax indemnification agreement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes); and (ix) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of Husky which are not due or payable prior to the Effective Date; and

(k)	Husky shall not agree, resolve or commit to do any of the foregoing.
Nothing in this Agreement is intended to or shall result in Cenovus exercising material influence over the operations of Husky, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.
3.3	Mutual Covenants Regarding the Arrangement
Subject to Applicable Laws, from the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), or as otherwise required by Applicable Laws or except with the prior written consent of the Other Party (such consent not to be unreasonably withheld, conditioned or delayed):
(a)
each Party will comply promptly with all requirements imposed by Law on it with respect to this Agreement and the Arrangement, including seeking all required securityholder approvals at the Husky Meeting and the Cenovus Meeting, as applicable;

(b)
each Party will use its reasonable commercial efforts to assist the Other Party in obtaining the Interim Order and the Final Order and to carry out the intent or effect of this Agreement and the Arrangement;

(c)
each Party shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under this Agreement (to the extent the satisfaction of the same is within the control of such Party) and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete and give effect to the transactions contemplated by this Agreement and the Arrangement, including using its reasonable commercial efforts to promptly:

(i)
obtain and maintain all necessary waivers, consents, permits, exemptions, orders, agreements, amendments (including, if applicable, in respect of the Interim Order), confirmations and approvals required to be obtained from any Person in connection with the Arrangement (including from counterparties to any material Contracts); and notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement: (A) not, without the prior written consent of the Other Party (such consent not to be unreasonably withheld, conditioned or delayed), pay or commit to pay to such Person whose approval or consent is being solicited any material amount of cash or other consideration, or make any material commitment or incur any liability or other obligation due to such Person to the extent that such payments are not provided for in a Contract with such Person; and (B) neither Party nor any of their respective affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any material amount of cash or other consideration, or make any commitment or incur any liability or other obligation to such Person to the extent that such payments are not provided for in a Contract with such Person;

(ii)
other than in connection with obtaining the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.7, obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments or other documents to which it is a party, or by which it is bound, that may be necessary to permit it to carry out the transactions contemplated by this Agreement and to take such other steps and actions as may be necessary or appropriate to fulfill its obligations hereunder;

(iii)
other than in connection with obtaining the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.7, effect all necessary registrations, filings and submissions of information required by Governmental Authority from such Party and its subsidiaries relating to the Arrangement;

(iv)
other than in connection with obtaining the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.7, obtain all necessary exemptions, consents, orders, approvals and authorizations as are required by it under all Applicable Laws to permit it to carry out the transactions contemplated by this Agreement and/or necessary to complete the Arrangement; and

(v)
upon reasonable consultation with the Other Party, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to retain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and to defend, or cause to be defended, all lawsuits or other legal, regulatory or other proceedings challenging or affecting the Arrangement or this Agreement or the consummation of the transactions contemplated hereby;

(d)
each Party will promptly provide to the Other Party, for review by the Other Party and its counsel, prior to filing or issuance of the same, any proposed public disclosure document, including any news release or material change report, subject to such Party's obligations under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws to make continuous disclosure and timely disclosure of material information, and the Other Party agrees to keep such information confidential until it is filed as part of such Party's public disclosure record on SEDAR and EDGAR, as applicable;

(e)
no member of the Husky Group or the Cenovus Group, as applicable, shall take any action, refrain from taking any reasonable commercial action, or permit any action to be taken or reasonable commercial action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially impede or significantly delay the consummation of the Arrangement or the transactions contemplated hereby, or which would render, or may reasonably be expected to render, any representation or warranty made by such Party in this Agreement untrue in any material respect;

(f)	each Party will promptly notify the Other Party in writing of:
(i)
any notice or other communication from any Person (other than Governmental Authorities in connection with the Key Regulatory Approvals) alleging that the consent or waiver, permit, exemption, order, approval, agreement, amendment or confirmation of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement and the response thereto from such Party, its subsidiaries or its Representatives;

(ii)
any material communication from any Governmental Authority in connection with the transactions and Key Regulatory Approvals contemplated by this Agreement and the response thereto from such Party, its subsidiaries or its Representatives;

(iii)
any material Governmental Authority or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of any member of the Husky Group or the Cenovus Group, as applicable, or the Arrangement, and any material change in relation thereto;

(iv)
all material matters relating to material claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of such Party, threatened, against any member of the Husky Group or the Cenovus Group, as applicable, or related to the Arrangement; and

(v)
any material change (actual, anticipated, contemplated or, to the knowledge of such Party, threatened) in its business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by such Party in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and

such Party shall in good faith discuss with the Other Party any change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the Other Party pursuant to this Section 3.3(f);
(g)
each Party shall promptly inform the Other Party as soon as it is aware of any material communication (written or oral) received by such Party or its Representatives from the Husky Common Shareholders, the Husky Preferred Shareholders or the holders of Husky Options (in the case of Husky) or the Cenovus Common Shareholders (in the case of Cenovus) in opposition to the Arrangement or the transactions contemplated in this Agreement;

(h)
each Party will use its reasonable commercial efforts to maintain its status as a "reporting issuer" (or similarly designated entity) not in default under the securities legislation in force in all provinces and territories of Canada where it is a reporting issuer at the Agreement Date;

(i)
each Party shall indemnify and save harmless the Other Party and its subsidiaries and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any of such Persons may be subject or which any of such Persons may suffer or incur, whether under the provisions of any Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by such Party in the Husky Information (in the case of Husky) or the Cenovus Information (in the case of Cenovus) contained in the Circular; or
(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by such Party in the Husky Information (in the case of Husky) or the Cenovus Information (in the case of Cenovus) contained in the Circular, except that such Party shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based solely upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Cenovus Information or the Husky Information, as applicable, included in the Circular or the non-compliance by the Other Party with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;
(j)
except for proxies and non-substantive communications with the holders of its securities and communications that a Party is required to keep confidential pursuant to Applicable Law, such Party shall furnish promptly to the Other Party, or the Other Party's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by such Party from holders of such Party's securities or regulatory agencies in connection with: (i) the Arrangement; (ii) the Husky Meeting or the Cenovus Meeting, as applicable; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with stock exchanges or regulatory agencies, in connection with the transactions contemplated by this Agreement;

(k)
other than in connection with obtaining the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.7, each Party shall make all filings and applications under Applicable Laws that are required to be made by such Party in connection with the Arrangement and shall take all reasonable commercial action necessary to be in compliance, in all material respects, with such Applicable Laws; and

(l)
each Party shall ensure that it has available funds to permit the payment of the Cenovus Termination Amount pursuant to Section 7.2, the Husky Termination Amount pursuant to Section 7.3 or expense reimbursement pursuant to Section 7.5, as applicable, having regard to its other liabilities and obligations, and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if required.

3.4	Additional Covenants of Cenovus
Cenovus shall perform, and shall cause each of the other members of the Cenovus Group to perform, all obligations required to be performed by the members of the Cenovus Group under this Agreement, co-operate with Husky in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:
(a)	Cenovus shall assist Husky in the preparation of the Court documents related to the Interim Order and the Final Order;
(b)
subject to Laws, Cenovus shall not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Husky's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; on the condition that nothing herein shall require Husky to agree or consent to any decreased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Husky's obligations, or diminishes or limits Husky's rights, set forth in any such filed or served materials or under this Agreement;

(c)
unless this Agreement shall have been terminated in accordance with Section 9.1, Cenovus shall convene and hold the Cenovus Meeting, at which meeting the Share Issuance Resolution shall be submitted to the Cenovus Common Shareholders entitled to vote upon such resolution for approval, even if the Cenovus Board shall have withdrawn, amended, modified or qualified the Cenovus Board Recommendation;

(d)
subject to the terms of this Agreement, Cenovus shall solicit proxies to be voted at the Cenovus Meeting in favour of the matters to be considered at such meeting, including the Share Issuance Resolution and against any resolution submitted by any Person that is inconsistent with such resolution and the completion of any of the transactions contemplated by this Agreement and, if requested by Husky, acting reasonably, shall engage a proxy solicitation agent to solicit proxies in favour of the Share Issuance Resolution and shall cooperate with any Persons engaged to solicit proxies in favour of the approval of the Share Issuance Resolution;

(e)
Cenovus shall conduct the Cenovus Meeting in accordance with the by-laws of Cenovus and any instrument of a Governmental Authority governing or having authority over such meeting and otherwise in accordance with Applicable Laws;

(f)
Cenovus shall, if requested in writing on or prior to the Effective Date by a Person that is, or will be, a beneficial holder of more than 5% of the outstanding Cenovus Common Shares immediately after the consummation of the Arrangement that was not party to a registration rights agreement or similar agreement that was in full force and effect as at the Agreement Date, cause to be executed and delivered a Pre-Emptive Rights Agreement, in the form attached hereto as Schedule "I", and a Registration Rights Agreement, in the form attached hereto as Schedule "J", in each case between Cenovus and such beneficial holder;

(g)
subject to the approval of the Share Issuance Resolution by the Cenovus Common Shareholders at the Cenovus Meeting, Cenovus shall enter into an amendment to the Cenovus SRP Agreement effecting such amendments thereto as shall be reasonably necessary to cause an acquisition by any Person of Cenovus Common Shares or of rights to acquire Cenovus Common Shares pursuant to (i) the Arrangement, (ii) the Cenovus Warrants, including the exercise thereof, or (iii) any exercise of pre-emptive rights, including pursuant to any follow-on offering, in accordance with the terms and conditions of any Pre-Emptive Rights Agreement entered into by Cenovus pursuant to this Agreement, to not result in the occurrence of a "Flip-In Event" or the "Separation Time" (as those terms are defined in the Cenovus SRP Agreement), which amendments shall be effective not later than immediately prior to the Effective Time and conditional upon the Effective Time occurring;

(h)	Cenovus will use its reasonable commercial efforts to maintain the listing of the Cenovus Common Shares on the TSX and the NYSE;
(i)
Cenovus shall: (i) apply to the TSX for conditional approval of the listing of: (A) the Cenovus Common Shares, the Cenovus Warrants and the Cenovus Preferred Shares to be issued pursuant to the Arrangement; (B) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants; and (C) the Cenovus Common Shares issuable upon exercise of Cenovus Replacement Options; (ii) apply to the NYSE for approval of the listing of: (A) the Cenovus Common Shares and the Cenovus Warrants to be issued pursuant to the Arrangement; (B) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants; and (C) the Cenovus Common Shares issuable upon exercise of Cenovus Replacement Options; (iii) use all reasonable commercial efforts to obtain such conditional approval or approvals, subject only to customary conditions for listing of such Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares, including receiving the approval of the Cenovus Common Shareholders for the Share Issuance Resolution, prior to the mailing of the Circular; and (iv) on the Effective Date, enter into the Cenovus Warrant Indenture on terms and conditions, including the terms and conditions of the Cenovus Warrants thereunder, satisfactory to Cenovus and Husky, each acting reasonably;

(j)
Cenovus will cause to be taken all necessary corporate action to create, allot and reserve for issuance: (i) the Cenovus Common Shares and the Cenovus Warrants to be issued in exchange for Husky Common Shares pursuant to the Plan of Arrangement; (ii) if the Preferred Share Condition is satisfied prior to the Effective Time, the Cenovus Preferred Shares to be issued in exchange for issued and outstanding Husky Preferred Shares pursuant to the Plan of Arrangement; (iii) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants; and (iv) the Cenovus Common Shares issuable upon exercise of Cenovus Replacement Options;

(k)
Cenovus will make all filings and applications under Applicable Laws that are required to be made on the part of Cenovus or, following the Effective Date, Husky, in connection with the transactions contemplated herein and shall take all action that may be necessary to be in compliance, in all material respects, with such Applicable Laws;

(l)
prior to the Effective Time (whether prior to or after the Agreement Date): (i) Cenovus shall have filed a short form prospectus or a short form base shelf prospectus and accompanying prospectus supplement with respect to such short form base shelf prospectus, in each case with the Alberta Securities Commission (each, a "Canadian Warrant Prospectus"), qualifying the issuance of Cenovus Common Shares upon exercise of Cenovus Warrants (the "Cenovus Warrant Shares"); (ii) Cenovus shall have obtained a final receipt from the Alberta Securities Commission, in its capacity as principal regulator, representing the deemed receipt of each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada for such short form prospectus or short form base shelf prospectus, as applicable; and (iii) Cenovus shall have filed a registration statement on Form F-10 with the U.S. Securities and Exchange Commission and, if such Form F-10 contains a short form base shelf prospectus, an accompanying prospectus supplement (each, a "U.S. Warrant Prospectus") for the registration of Cenovus Warrant Shares issuable upon exercise of Cenovus Warrants under the U.S. Securities Act and such registration statement on Form F-10 shall have become effective;

(m)
Cenovus shall use its best efforts to cause there to be: (i) if required by Applicable Canadian Securities Laws, a Canadian Warrant Prospectus qualifying the issuance of the Cenovus Warrant Shares; and (ii) an effective registration statement registering the issuance of the Cenovus Warrant Shares under the U.S. Securities Act, in each case, for so long as any Cenovus Warrants are outstanding; and

(n)
Cenovus shall, on or as promptly as practicable following the Effective Date, cause there to be a registration statement on Form S-8 filed with the U.S. Securities and Exchange Commission which registers the issuance of the Cenovus Common Shares upon exercise of the Cenovus Replacement Options.

3.5	Additional Covenants of Husky
Husky shall perform, and shall cause each of the other members of the Husky Group to perform, all obligations required to be performed by the members of the Husky Group under this Agreement, co-operate with Cenovus in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:
(a)	Husky will forthwith carry out the terms of the Interim Order and the Final Order;
(b)	Husky will use its reasonable commercial efforts to maintain the listing of the Husky Common Shares and the issued and outstanding Husky Preferred Shares on the TSX;
(c)
unless this Agreement shall have been terminated in accordance with Section 9.1, Husky shall convene and hold the Husky Meeting, at which meeting the Arrangement Resolution and the Preferred Shareholder Resolution shall be submitted to the Husky Common Shareholders, the Husky Preferred Shareholders and the holders of Husky Options entitled to vote upon such respective resolution for approval, even if the Husky Board shall have withdrawn, amended, modified or qualified the Husky Board Recommendation;

(d)
Husky shall conduct the Husky Meeting in accordance with the by-laws of Husky and any instrument of a Governmental Authority governing or having authority over such meeting (including, in the case of the Husky Meeting, the Interim Order) and otherwise in accordance with Applicable Laws;

(e)
subject to the terms of this Agreement: (i) Husky shall solicit proxies to be voted at the Husky Meeting in favour of the matters to be considered at such meeting, including the Arrangement Resolution and the Preferred Shareholder Resolution and against any resolution submitted by any Person that is inconsistent with such resolutions and the completion of any of the transactions contemplated by this Agreement; (ii) Husky shall permit Cenovus to solicit on behalf of management of Husky proxies to be voted at the Husky Meeting in favour of the Preferred Shareholder Resolution; and (iii) if requested by Cenovus, acting reasonably, Husky shall engage a proxy solicitation agent to solicit proxies in favour of the Preferred Shareholder Resolution and shall cooperate with any Persons engaged to solicit proxies in favour of the approval of the Preferred Shareholder Resolution;

(f)
prior to the Effective Date, Husky shall cooperate with Cenovus in making an application to list: (i) the Cenovus Common Shares, the Cenovus Warrants and the Cenovus Preferred Shares to be issued pursuant to the Arrangement on the TSX; (ii) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants on the TSX; (iii) the Cenovus Common Shares issuable upon exercise of Cenovus Replacement Options on the TSX; (iv) the Cenovus Common Shares and the Cenovus Warrants to be issued pursuant to the Arrangement on the NYSE; and (v) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants on the NYSE; and (vi) the Cenovus Common Shares issuable upon exercise of Cenovus Replacement Options on the NYSE; and

(g)
Husky shall promptly inform Cenovus as soon as it is aware of the number of Husky Common Shareholders and Husky Preferred Shareholders for which Husky receives notices of dissent or written objections to the Arrangement, whether or not such notices or objections are valid or in proper form, and provide Cenovus with copies of such notices and written objections on an as received basis and, subject to Applicable Laws, shall provide Cenovus with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Husky to any Husky Common Shareholder or Husky Preferred Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, and reasonable consideration shall be given to any comments made by Cenovus and its counsel prior to sending any such written communications. Husky shall not settle any claims with respect to Dissent Rights without the prior written consent of Cenovus, not to be unreasonably withheld, conditioned or delayed.

3.6	Pre-Arrangement Reorganization
(a)	Subject to Section 3.6(b), Husky agrees that, upon request of Cenovus, Husky shall use its commercially reasonable efforts to:
(i)
perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Cenovus may request, acting reasonably (each, a "Pre-Arrangement Reorganization");

(ii)
cooperate with Cenovus and its advisors to determine the nature of the Pre-Arrangement Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, including providing any necessary information in connection therewith; and

(iii)
cooperate with Cenovus and its advisors to seek to obtain consents or waivers which might be required from Husky's lenders under the Husky Notes and the Husky Credit Facilities in connection with the Pre-Arrangement Reorganizations, if any.

(b)
Notwithstanding the foregoing, Husky will not be obligated to participate in any Pre-Arrangement Reorganization under Section 3.6(a) unless it determines to its satisfaction, acting reasonably, that such Pre-Arrangement Reorganization:

(i)
does not impair, impede, delay or prevent the satisfaction of any conditions set forth in Article 6, or the ability of Husky or Cenovus to consummate, and will not materially delay the consummation of, the Arrangement;

(ii)	does not require Husky to obtain the approval of any Husky Common Shareholder, Husky Preferred Shareholder or holder of Husky Options (or, after the mailing of the Circular, any amendment thereto);
(iii)
does not reduce or modify or otherwise change the substance or form of the consideration to be received under the Arrangement by any Husky Common Shareholder, Husky Preferred Shareholder or holder of Husky Options;

(iv)
does not adversely affect or impact the Tax consequences to the Husky Common Shareholders, the Husky Preferred Shareholders or the holders of Husky Options in connection with the consummation of the Arrangement or otherwise result in any negative Tax consequences being imposed directly on any Husky Common Shareholder, Husky Preferred Shareholder or the holders of Husky Options;

(v)	does not materially interfere with the ongoing operations of the members of the Husky Group;
(vi)
does not result in any material tax (or other) costs to the Husky Group unless Cenovus agrees to indemnify Husky for such costs in the event that the Pre-Arrangement Reorganization is completed and the Arrangement is not completed;

(vii)	would not require any member of the Husky Group to contravene any Laws; and
(viii)	is effected as close as reasonably practicable prior to the Effective Time.
(c)
Cenovus must provide written notice to Husky of any proposed Pre-Arrangement Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, Husky and Cenovus shall work cooperatively and use their commercially reasonable efforts to prepare, prior to the Effective Time, all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Arrangement Reorganization, including any amendment to the Plan of Arrangement (on the condition that such amendments do not require Husky to obtain approval of the Husky Common Shareholders or the Husky Preferred Shareholders other than as properly put forward and approved at the Husky Meeting), provided that no Pre-Arrangement Reorganization shall become effective until Cenovus has waived or confirmed in writing the satisfaction of all conditions in its favour respecting the completion of the Arrangement and shall have confirmed in writing that Cenovus is prepared to promptly and without condition proceed to effect the Arrangement.

(d)
Without limiting the generality of the foregoing, if the Arrangement is not completed, Cenovus agrees that it will be responsible for all reasonable costs and expenses incurred by the Husky Group associated with any Pre-Arrangement Reorganization, including professional fees and expenses and Taxes, where such reorganization is to be carried out at Cenovus's request, and shall indemnify and save harmless the Husky Group and its Representatives from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Arrangement Reorganization (including in respect of any unwinding, reversal, modification or termination of a Pre-Arrangement Reorganization if necessary and possible in the event that the Arrangement is not consummated). Without duplication, if the Arrangement is not completed, Cenovus shall reimburse Husky forthwith for all reasonable fees and expenses (including any professional fees and expenses and Taxes) incurred by Husky in considering or effecting all or any part of the Pre-Arrangement Reorganization. Cenovus hereby waives any breach of, or non-compliance with, a representation, warranty or covenant by Husky, where such breach or non-compliance is a result of an action taken by any member of the Husky Group in good faith in connection with a Pre-Arrangement Reorganization requested by Cenovus in accordance with this Section 3.6.

3.7	Key Regulatory Approvals

(a)	In connection with the Key Regulatory Approvals:
(i)
(A) within six Business Days following the Agreement Date, Cenovus shall, with the assistance of and in consultation with Husky, prepare and file with the Commissioner a request for an ARC or, in the alternative, a No Action Letter, in respect of the transactions contemplated by this Agreement; and (B) upon written request by Cenovus or Husky, each of Cenovus and Husky shall, and shall cause their respective affiliates, if applicable, to file with the Commissioner a notification under Part IX of the Competition Act within 10 Business Days following receipt of such request; provided that neither Party may make any such written request until at least 20 days following the filing of the request for an ARC has been made pursuant to this Section 3.7(a)(i);

(ii)
concurrently with making the filings and notifications to the Commissioner under Section 3.7(a)(i), (A) each of Cenovus and, if applicable, Husky, shall, and shall cause their respective affiliates, if applicable, to give the required notice to the Minister of Transport under section 53.1 of the Canada Transportation Act; and (B) Cenovus shall, with the assistance of and in consultation with Husky and its affiliates, file with the Minister of Transport a submission with respect to the public interest as it relates to national transportation in respect of the transactions contemplated by this Agreement;

(iii)
within six Business Days following the Agreement Date, each of Cenovus and Husky shall, and shall cause their respective affiliates, if applicable, to file any prescribed notifications under the HSR Act in respect of the transactions contemplated by this Agreement; and

(iv)
as soon as reasonably practicable following (A) a determination by the Parties that a filing is mandatory or (B) a determination by a Party that a filing is prudent, in each case under any foreign investment law with respect to the transactions contemplated by this Agreement under any foreign investment laws, each of Cenovus and Husky shall, and shall cause their respective affiliates or Supporting Husky Shareholder, if applicable, to submit such filing with the applicable Governmental Authority in accordance with such foreign investment laws.

(b)
Each Party shall, and shall cause its respective affiliates to, use its commercially reasonable efforts to obtain all Key Regulatory Approvals as soon as reasonably practicable, but in any event no later than three Business Days prior to the Outside Date; provided, however, that Cenovus shall not be required to divest or hold separate, or to take any action or behavioural remedy, (i) in respect of any material business or assets of either the Cenovus Group or the Husky Group, in each case taken as a whole, or (ii) that would reasonably be expected to materially reduce the benefits of the Arrangement, in each case which may be required by any Governmental Authority to secure any such Key Regulatory Approvals; and provided that Cenovus shall consult with Husky in good faith in respect of any such proposed divestiture, hold separate, action or behavioural remedy and consider in good faith the comments of Husky in respect thereof.

(c)
In connection with obtaining the Key Regulatory Approvals, subject to Applicable Law, each Party shall, and shall cause its affiliates to: (i) cooperate with the Other Party and provide such assistance to the Other Party as the Other Party may reasonably request in connection with obtaining the Key Regulatory Approvals; (ii) respond at the earliest practicable date to any requests for information (including in respect of any submissions or supplementary information requests) or requests for meetings by any Governmental Authority; (iii) permit the Other Party an advance opportunity to review and comment upon any proposed written communications to any Governmental Authority, consider in good faith the comments of the Other Party, and provide the Other Party with final copies thereof; (iv) provide the Other Party a reasonable opportunity to participate in any meetings or discussions (whether in person, by e-mail, by telephone or otherwise) with any Governmental Authority (except where the Governmental Authority expressly requests that a Party should not be present at the meeting or discussion or part or parts of the meeting or discussion); (v) keep the Other Party informed of the status of the Key Regulatory Approvals and promptly notify the Other Party of receipt of any communications (oral or written) of any nature from a Governmental Authority and provide the Other Party with copies thereof; and (vi) subject to Section 3.7(b), refrain from extending or consenting to any extension of any applicable waiting or review period or enter into any agreement with a

Governmental Authority to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the Other Party.

(d)
Notwithstanding any requirement in this Agreement, including Section 3.7 and Section 7.6, or any other provision in this Agreement, where a Party is required to provide information to the Other Party that the disclosing Party deems to be competitively sensitive, the disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the Other Party, provided that the disclosing Party also provides a redacted version of any such information to the Other Party.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF CENOVUS
4.1	Representations and Warranties of Cenovus
Cenovus hereby makes to, and in favour of, Husky the representations and warranties set out in Schedule "E" and acknowledges that Husky is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.
4.2	Investigation
Any investigation by Husky and its advisors shall not mitigate, diminish or affect the representations and warranties of Cenovus pursuant to this Agreement.
4.3	Disclaimer
Husky agrees and acknowledges that, except as set forth in this Agreement, Cenovus makes no representation or warranty, express or implied, at law or in equity, with respect to Cenovus, its businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.
4.4	Survival of Representations and Warranties
The representations and warranties of Cenovus contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF HUSKY
5.1	Representations and Warranties of Husky
Husky hereby makes to, and in favour of, Cenovus the representations and warranties set out in Schedule "F" and acknowledges that Cenovus is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.
5.2	Investigation
Any investigation by Cenovus and its advisors shall not mitigate, diminish or affect the representations and warranties of Husky pursuant to this Agreement.
5.3	Disclaimer
Cenovus agrees and acknowledges that, except as set forth in this Agreement, Husky makes no representation or warranty, express or implied, at law or in equity, with respect to Husky, its businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

5.4	Survival of Representations and Warranties
The representations and warranties of Husky contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE 6
CONDITIONS PRECEDENT
6.1	Mutual Conditions Precedent
The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, are subject to the satisfaction, on or before the Effective Time, or such other time specified, of the following conditions:
(a)
the Interim Order shall have been granted in form and substance satisfactory to each of Cenovus and Husky, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Cenovus or Husky, each acting reasonably, on appeal or otherwise;

(b)
the Arrangement Resolution shall have been approved by the Husky Common Shareholders and the holders of Husky Options by the Husky Required Approval at the Husky Meeting, in accordance with the Interim Order;

(c)	the Share Issuance Resolution shall have been approved by the Cenovus Common Shareholders at the Cenovus Meeting;
(d)
the Final Order shall have been granted on terms consistent with this Agreement, and such order shall not have been set aside or modified in a manner unacceptable to Cenovus or Husky, acting reasonably, on appeal or otherwise;

(e)
(i) the TSX shall have conditionally approved the issuance and the listing and posting for trading on the TSX of: (A) the Cenovus Common Shares, the Cenovus Warrants and, if the Preferred Share Condition is satisfied prior to the Effective Time, the Cenovus Preferred Shares to be issued pursuant to the Arrangement; and (B) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants; and (ii) the NYSE shall have approved the issuance of: (A) the Cenovus Common Shares and the Cenovus Warrants to be issued pursuant to the Arrangement; and (B) the Cenovus Common Shares issuable upon exercise of Cenovus Warrants, subject, in each case, to official notice of issuance, in each case subject only to customary conditions reasonably expected to be satisfied;

(f)	the Key Regulatory Approvals shall have been obtained, and each such Key Regulatory Approval shall be in full force and effect; and
(g)
no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

The conditions in this Section 6.1 are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that the Parties may have, including the right of the Parties to rely on any other of such conditions.

6.2	Additional Conditions to Obligations of Cenovus

The obligation of Cenovus to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:
(a)
Husky shall have fulfilled and complied with in all material respects each of its covenants herein to be performed, fulfilled or complied with on or before the Effective Time, and Husky shall have provided to Cenovus a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;

(b)
(i)
the representations and warranties in Section (t) of Schedule F (Capitalization) shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date), except for such failures to be true and correct that are de minimis;

(ii)
the representations and warranties in Sections (a) (Organization and Qualification), (b) (Authority Relative to this Agreement), (c) (Material Subsidiaries) and (d) (Ownership of Subsidiaries) of Schedule F shall be true and correct in all material respects as of the Agreement Date and as of the Effective Date as if made on and as of such date; and

(iii)
all other representations and warranties of Husky set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not result in, or would not reasonably be expected to result in, a Material Adverse Change in respect of the Husky Group (taken as a whole) (and, for this purpose, any reference to "material", "Material Adverse Effect" or any other concept of materiality shall be ignored), and Husky shall have provided to Cenovus a certificate of two executive officers certifying such accuracy on the Effective Date;
(c)
all third party consents, waivers, Governmental Authorizations, orders and approvals required, whether under applicable Law, from Governmental Authorities or parties to Contracts of the members of the Husky Group, or otherwise, in connection with the consummation of the Arrangement (including regulatory approvals other than the Key Regulatory Approvals) shall have been provided or obtained on terms and conditions acceptable to Cenovus, acting reasonably, at or before the Effective Time, except where the failure to provide or obtain such would not, individually or in the aggregate, have a Material Adverse Effect on the Husky Group (taken as a whole) or prevent the completion of the transactions contemplated in this Agreement;

(d)
between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on Husky; and

(e)
the aggregate number of Husky Common Shares held, directly or indirectly, by the Husky Common Shareholders who have properly exercised and not withdrawn Dissent Rights in connection with the Arrangement shall not exceed 10% of the outstanding Husky Common Shares.

The conditions in this Section 6.2 are for the exclusive benefit of Cenovus and may be asserted by Cenovus regardless of the circumstances or may be waived by Cenovus in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Cenovus may have, including the right of Cenovus to rely on any other of such conditions.

6.3	Additional Conditions to Obligations of Husky
The obligation of Husky to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:
(a)
Cenovus shall have fulfilled and complied with in all material respects each of its covenants herein to be performed, fulfilled or complied with on or before the Effective Time, and Cenovus shall have provided to Husky a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;

(b)
(i)
the representations and warranties in Section (v) (Capitalization) of Schedule E shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date), except for such failures to be true and correct that are de minimis;

(ii)
the representations and warranties in Sections (a) (Organization and Qualification), (b) (Authority Relative to this Agreement), (c) (Material Subsidiaries) and (d) (Ownership of Subsidiaries) of Schedule E shall be true and correct in all material respects as of the Agreement Date and as of the Effective Date as if made on and as of such date; and

(iii)
all other representations and warranties of Cenovus set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not result in, or would not reasonably be expected to result in, a Material Adverse Change in respect of the Cenovus Group (taken as a whole) (and, for this purpose, any reference to "material", "Material Adverse Effect" or any other concept of materiality shall be ignored), and Cenovus shall have provided to Husky a certificate of two executive officers certifying such accuracy on the Effective Date;
(c)
between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on Cenovus; and

(d)	on the Effective Date, the composition of the Cenovus Board shall be as set forth in Section 2.8(a).
The conditions in this Section 6.3 are for the exclusive benefit of Husky and may be asserted by Husky regardless of the circumstances or may be waived by Husky in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Husky may have, including the right of Husky to rely on any other of such conditions.
6.4	Notice and Cure Provisions
(a)
Each Party shall give prompt notice to the Other Party of the occurrence, or failure to occur, at any time from the Agreement Date to the Effective Date, of any event or state of facts that would, or would be likely to:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date; or

(ii)	result in the failure to comply with or satisfy any covenant or condition to be complied with or satisfied by either Party hereunder prior to or at the Effective Date in each case to the extent that the conditions in Section 6.2(a) and Section 6.2(b), in the case of Husky's representations, warranties and covenants, and Section 6.3(a) and Section 6.3(b), in the case of Cenovus's representations, warranties and covenants, would not be capable of being satisfied at any time from the Agreement Date until the Effective Date. No such notification shall affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.
(b)
Neither Husky nor Cenovus may elect to terminate this Agreement as provided for in Section 9.1(c) unless promptly, and in any event prior to the issuance of the Certificate: (i) the Party intending to rely thereon has delivered a written notice to the Other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or conditions precedent and shall provide in such notice that the Other Party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within five Business Days after receipt of such notice (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); and (ii) if the breaches of covenants, representations and warranties or other matters specified in such notice have not been cured by the date that is the earlier of the Outside Date and the date that is five Business Days after receipt of such notice, such date shall be the termination date. More than one such notice may be delivered by a Party.

6.5	Merger of Conditions
The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released upon the issuance of a Certificate in respect of the Arrangement.
ARTICLE 7
ADDITIONAL AGREEMENTS
7.1	Covenants Regarding Non-Solicitation
(a)
Each Party shall, and shall cause its respective subsidiaries and its and their officers, directors, employees, financial advisors, legal counsel, accountants, advisors and all other representatives and agents ("Representatives"), as applicable, to: (i) immediately cease and cause to be terminated all existing solicitations, encouragements, discussions or negotiations (including through any of the Representatives of such Party), if any, with any third parties (other than the Other Party), initiated before the Agreement Date with respect to any Person that has made, indicated any interest in making or may reasonably be expected to make, an Acquisition Proposal; (ii) as and from the Agreement Date until termination of this Agreement pursuant to Article 9, immediately discontinue providing access to and disclosure of any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise, to any Person (other than the Other Party or its Representatives) who has entered into a confidentiality agreement with the Party relating to an Acquisition Proposal; (iii) pursuant to and in accordance with each applicable confidentiality agreement relating to an Acquisition Proposal, promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with such Party and the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its subsidiaries, and shall use reasonable commercial efforts to cause such requests to be honoured; and (iv) not release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, any rights or other benefits under any confidentiality agreements to which such Party or any of its subsidiaries is a party, including any "standstill provisions" thereunder; except, in respect of (ii) and (iii) above. Each Party undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants or agreements that it has entered into with third parties prior to the Agreement Date.

(b)	Neither Party shall, directly or indirectly, do, nor authorize or permit any of its Representatives to do, any of the following:
(i)
solicit, assist, initiate or knowingly facilitate or encourage or take any action to solicit, assist, initiate or knowingly facilitate or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including by way of furnishing information or access to properties, facilities or books and records;

(ii)
withdraw, amend, modify or qualify, or propose to withdraw, amend, modify or qualify, in any manner adverse to the Other Party, the Husky Board Recommendation (or any related recommendation by any committee of the Husky Board) or the Cenovus Board Recommendation (or any related recommendation by any committee of the Cenovus Board), as applicable;

(iii)	make any public announcement or take any other action inconsistent with the Husky Board Recommendation or Cenovus Board Recommendation, as applicable;
(iv)
enter into or otherwise engage or participate in any negotiations or any discussions regarding any inquiry, proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, or furnish or provide access to any information with respect to such Party's securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(v)
accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse, or, for a period in excess of two Business Days, take no position or a neutral position with respect to a publicly announced or publicly proposed, Acquisition Proposal; or

(vi)
accept, approve, endorse or enter into (other than a confidentiality agreement permitted by and in accordance with Section 7.1(b)(vii)) or publicly propose to accept, approve, endorse or enter into any agreement, understanding or arrangement (including any letter of intent or agreement in principle) in respect of or in any way related to any Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person if Cenovus or Husky, as applicable, completes the transactions contemplated hereby;

except that notwithstanding any other provisions of clause (ii) of Section 7.1(a) or this Section 7.1(b), each Party and its Representatives may:
(vii)
at any time prior to obtaining the approval of the Husky Common Shareholders and the holders of Husky Options of the Arrangement Resolution (in the case of Husky) or at any time prior to obtaining the approval of the Cenovus Common Shareholders of the Share Issuance Resolution (in the case of Cenovus), enter into, or participate in, any discussions or negotiations with an arm's length third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by such Party or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement with terms at least as restrictive to such counterparty as the Confidentiality Agreement (on the condition that such confidentiality agreement shall provide for the disclosure thereof, along with the information provided thereunder, to the Other Party), may furnish to such third party information concerning such Party and its business, affairs, properties and assets (on the condition that such third party is not furnished with greater access or information than the Other Party), in each case if and only to the extent that:

(A)
the third party has first made a written bona fide Acquisition Proposal, which did not result from a breach of this Section 7.1, and in respect of which the Husky Board or the Cenovus Board, as applicable, determines in good faith, after consultation with its external legal and independent financial advisors, constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;

(B)
prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, the Party promptly provides written notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to the Other Party the confidentiality and standstill agreement entered into with such Person or entity in accordance with this Section 7.1(b)(vii) and the information required to be provided under Sections 7.1(c) and 7.1(d); and

(C)	the Receiving Party has been, and would be after entering into or participating in any such discussions or negotiations, in compliance with all of its obligations under this Section 7.1;
(viii)
comply with Division 3 of National Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(ix)
at any time prior to obtaining the approval of the Husky Common Shareholders and the holders of Husky Options of the Arrangement Resolution (in the case of Husky) or at any time prior to obtaining the approval of the Cenovus Common Shareholders of the Share Issuance Resolution (in the case of Cenovus), withdraw the Husky Board Recommendation (or any recommendation by any committee of the Husky Board) or the Cenovus Board Recommendation (or any recommendation by any committee of the Cenovus Board), as applicable, and accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party but only if prior to such acceptance, recommendation, approval or implementation: (A) the board of directors of such Party shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(d) and after receiving the advice of its financial advisors and external legal counsel, as reflected in minutes of the board of directors of such Party, that such Superior Proposal is in the best interests of the Party and the taking of such action is necessary for the board of directors of such Party to act in a manner consistent with its fiduciary duties under Applicable Law; (B) such Party complies with its obligations set out in Section 7.1(d); and (C) if such Party is entering into an agreement to implement a Superior Proposal, such Party terminates this Agreement in accordance with Section 9.1(g) or Section 9.1(h), as applicable, and concurrently therewith pays the amount required by Section 7.2 or Section 7.3, as applicable.

(c)
If, after the Agreement Date, a Party or any of its subsidiaries (the "Receiving Party") is in receipt of an Acquisition Proposal or any request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records, the Receiving Party shall promptly (and in any event within 24 hours of receipt by the Receiving Party) notify the Other Party ("Responding Party") (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any amendments to the foregoing received by the Receiving Party. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) or any such request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records received by the Receiving Party or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal or offer or request (to the extent then known by the Receiving Party). The Receiving Party shall also provide such further and other details of the Acquisition Proposal, request or any amendment thereto as the Responding Party may reasonably request (to the extent then known by the Receiving Party). The Receiving Party shall keep the Responding Party fully informed of the status, including any change to material terms, of any Acquisition Proposal, request or any amendment thereto, shall respond promptly to all reasonable inquiries by the Responding Party with respect thereto, and shall provide to the

Responding Party copies of all correspondence and other written material sent to or provided to the Receiving Party by any Person in connection with such inquiry, proposal, offer or request sent or provided by the Receiving Party to any Person in connection with such inquiry, proposal, offer or request.

(d)
Following receipt of a Superior Proposal, the Receiving Party shall give the Responding Party, orally and in writing, at least five Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall:

(i)	confirm that the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal;
(ii)	identify the third party making the Superior Proposal;
(iii)
if the Receiving Party is proposing to enter into an agreement to implement such Superior Proposal, confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any financing condition, due diligence or access condition; and

(iv)
if the Receiving Party is proposing to enter into an agreement to implement such Superior Proposal, confirm that a definitive agreement to implement such Superior Proposal has been settled between the Receiving Party and such third party in all material respects (including in respect of the value and financial terms and the value ascribed to any non-cash consideration offered under such Acquisition Proposal), and the Receiving Party will concurrently provide a true and complete copy thereof, together with all supporting materials, including any financing documents supplied to the Receiving Party in connection therewith, and will thereafter promptly provide any amendments thereto, to the Responding Party.

During the five Business Day period commencing on the delivery of such notice (such period, the "Matching Period"), the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify, the Husky Board Recommendation or the Cenovus Board Recommendation, as applicable. During the Matching Period, the Responding Party shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal. In addition, during the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (i) the board of directors of the Receiving Party shall review any offer made by the Responding Party to amend this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Receiving Party shall negotiate in good faith with the Responding Party to make such amendments to the terms of this Agreement and the Arrangement as would enable the Responding Party to proceed with the transactions contemplated by this Agreement on such amended terms. If the board of directors of the Receiving Party determines that such Acquisition Proposal would cease to be a Superior Proposal: (x) the Receiving Party shall promptly so advise the Responding Party, and the Receiving Party and the Responding Party shall amend this Agreement to reflect such offer made by the Responding Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and (y) the board of directors of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify, the Husky Board Recommendation or the Cenovus Board Recommendation, as applicable. The Receiving Party acknowledges that each successive material modification of any Superior Proposal that results in an increase in the consideration (or the value thereof) to be received by the Receiving Party's shareholders or other material terms or conditions shall constitute a new Superior Proposal for purposes of the requirement under this Section 7.1(d) to initiate a new Matching Period.

(e)
The Cenovus Board or the Husky Board shall promptly and in any event within 24 hours after the determination in clause (i) or (ii) below, reaffirm the Husky Board Recommendation or Cenovus Board Recommendation, as applicable, by news release after any Acquisition Proposal is publicly announced or made if: (i) the board of directors of the Receiving Party determines that such Acquisition Proposal does not constitute a Superior Proposal in accordance with this Section 7.1; or (ii) the board of directors of the Receiving Party determines that an amendment to the terms of this Agreement has been agreed that results in the Acquisition Proposal not being a Superior Proposal. The Receiving Party shall provide the Responding Party and its external legal counsel with a reasonable opportunity to review the form and content of any such news release and shall make all reasonable amendments to such news release as requested by the Responding Party and its counsel.

(f)
Each of Cenovus and Husky agree that all information that may be provided to it by the Other Party with respect to any Superior Proposal pursuant to this Section 7.1 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreement, and such information shall not be disclosed or used except in accordance with the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(g)	Each Party shall ensure that its Representatives are aware of the provisions of this Section 7.1. Each Party shall be responsible for any breach of this Section 7.1 by its Representatives.
7.2	Cenovus Disposition of Rights
If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:
(a)
the Husky Board (or any committee thereof): (i) fails to make the Husky Board Recommendation; (ii) changes, withdraws, withholds, amends, modifies or qualifies, or proposes publicly to change, withdraw, withhold, amend, modify or qualify, the Husky Board Recommendation in a manner adverse to Cenovus (it being understood that the taking of a neutral position or no position with respect to an announced Acquisition Proposal beyond the earlier of a period of two Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Husky Meeting must be deposited shall be considered an adverse modification to such recommendation); (iii) fails to reaffirm publicly the Husky Board Recommendation: (A) in the manner and within the time period set out in Section 7.1(e); or (B) within five Business Days after having been requested to do so by Cenovus; or (iv) resolves to do any of the foregoing, and this Agreement is terminated pursuant to Section 9.1(e);

(b)	Husky breaches any of its obligations under Section 7.1 in any material respect, and this Agreement is terminated pursuant to Section 9.1(e);
(c)
the Husky Board (or any committee thereof): (i) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into, an agreement, understanding or letter of intent to implement an Acquisition Proposal; or (ii) fails to recommend unequivocally against acceptance of an Acquisition Proposal, and this Agreement is terminated pursuant to Section 9.1(e);

(d)
this Agreement is terminated by Husky or Cenovus pursuant to Section 9.1(b)(i) and prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Husky has been publicly announced, proposed, disclosed, offered or made by any Person (other than Cenovus or its affiliates) and, within 12 months following the date of such termination:

(i)	the Husky Board recommends any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period);
(ii)	Husky enters into a binding definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period); or

(iii)	any Acquisition Proposal is consummated with Husky; or

(e)	Husky enters into a definitive agreement with respect to a Superior Proposal pursuant to Section 7.1(b)(ix) and terminates this Agreement pursuant to Section 9.1(g)
(each of the above, if not timely cured, if applicable, or waived by Cenovus, being (upon expiration of the applicable cure period) hereinafter referred to as a "Cenovus Disposition Event"), Husky shall pay to Cenovus $150 million (the "Cenovus Termination Amount"), in consideration for the disposition of Cenovus's rights under this Agreement, in immediately available funds, to an account designated by Cenovus, as follows:
(i)
if the Cenovus Termination Amount is payable pursuant to Section 7.2(a), Section 7.2(b) or Section 7.2(c), the Cenovus Termination Amount shall be payable within two Business Days following the occurrence of such Cenovus Disposition Event;

(ii)	if the Cenovus Termination Amount is payable pursuant to Section 7.2(d), the Cenovus Termination Amount shall be payable upon the consummation of the Acquisition Proposal referred to therein; or
(iii)	if the Cenovus Termination Amount is payable pursuant to Section 7.2(e), the Cenovus Termination Amount shall be payable concurrently with the termination of this Agreement.
Husky shall only be obligated to pay one Cenovus Termination Amount pursuant to this Section 7.2.
7.3	Husky Disposition of Rights
If, at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:
(a)
the Cenovus Board (or any committee thereof): (i) fails to make the Cenovus Board Recommendation; (ii) changes, withdraws, withholds, amends, modifies or qualifies, or proposes publicly to change, withdraw, withhold, amend, modify or qualify, the Cenovus Board Recommendation in a manner adverse to Husky (it being understood that the taking of a neutral position or no position with respect to an announced Acquisition Proposal beyond the earlier of a period of two Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Cenovus Meeting must be deposited shall be considered an adverse modification to such recommendation); (iii) fails to reaffirm publicly the Cenovus Board Recommendation: (A) in the manner and within the time period set out in Section 7.1(e); or (B) within five Business Days after having been requested to do so by Husky; or (iv) resolves to do any of the foregoing, and this Agreement is terminated in accordance with Section 9.1(f);

(b)	Cenovus breaches any of its obligations under Section 7.1 in any material respect, and this Agreement is terminated in accordance with Section 9.1(f);
(c)
the Cenovus Board (or any committee thereof): (i) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into, an agreement, understanding or letter of intent to implement an Acquisition Proposal; or (ii) fails to recommend unequivocally against acceptance of an Acquisition Proposal, and this Agreement is terminated in accordance with Section 9.1(f);

(d)
this Agreement is terminated by Husky or Cenovus pursuant to Section 9.1(b)(ii) and prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Cenovus has been publicly announced, proposed, disclosed, offered or made by any Person (other than Husky or its affiliates) and, within 12 months following the date of such termination:

(i)	the Cenovus Board recommends any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period);

(ii)	Cenovus enters into a binding definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period); or

(iii)	any Acquisition Proposal is consummated with Cenovus; or
(e)	Cenovus enters into a definitive agreement with respect to a Superior Proposal pursuant to Section 7.1(b)(ix) and terminates this Agreement pursuant to Section 9.1(h)
(each of the above, if not timely cured, if applicable, or waived by Husky, being (upon expiration of the applicable cure period) hereunder referred to as a "Husky Disposition Event"), Cenovus shall pay to Husky $240 million (the "Husky Termination Amount"), in consideration for the disposition of Husky's rights under this Agreement, in immediately available funds, to an account designated by Husky, as follows:
(i)
if the Husky Termination Amount is payable pursuant to Section 7.3(a), Section 7.3(b) or Section 7.3(c), the Husky Termination Amount shall be payable within two Business Days following the occurrence of such Husky Disposition Event;

(ii)	if the Husky Termination Amount is payable pursuant to Section 7.3(d), the Husky Termination Amount shall be payable upon the consummation of the Acquisition Proposal referred to therein; or
(iii)	if the Husky Termination Amount is payable pursuant to Section 7.3(e), the Husky Termination Amount shall be payable concurrently with the termination of this Agreement.
Cenovus shall only be obligated to pay one Husky Termination Amount pursuant to this Section 7.3.
7.4	Quantum of Termination Amounts and Specific Performance
Each of Cenovus and Husky acknowledges that the payment of the amounts set out in Section 7.2 or Section 7.3 is a payment in consideration for the disposition of the Other Party's rights under this Agreement and agrees that such amount represents a genuine pre-estimate of the damages that Cenovus or Husky (as applicable) will suffer or incur as a result of the event giving rise to the disposition of rights under this Agreement and the resultant termination of this Agreement and is not a penalty. Each of Cenovus and Husky irrevocably waives any right it may have to raise as a defence that any such amounts payable by it are excessive or punitive. For greater certainty, Cenovus and Husky agree that receipt of an amount pursuant to Section 7.2 or Section 7.3 is the sole monetary remedy of Cenovus or Husky (as applicable) hereunder in such circumstances, except that this limitation shall not apply in the event of fraud, or wilful or intentional breach of this Agreement, by the Party that has made, or is required to make, a payment pursuant to Section 7.2 or Section 7.3, and, in such circumstances, the non-breaching Party may pursue an action against the breaching Party for damages. Nothing in Section 7.2, Section 7.3 or this Section 7.4 shall, in circumstances where the Cenovus Termination Amount or the Husky Termination Amount, as applicable, is not payable, otherwise preclude Cenovus or Husky, as applicable, from pursuing an action against the Other Party for damages for a breach under this Agreement or from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants or agreements of the Other Party set out in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith.
7.5	Fees and Expenses
Except as expressly set out in this Agreement, each Party covenants and agrees to bear its own fees, costs and expenses in connection with the transactions contemplated by this Agreement and the Arrangement. Cenovus and Husky shall each be responsible for and shall pay 50% of the filing fees payable in respect of the Key Regulatory Approvals, including applicable Taxes.

7.6	Access to Information; Confidentiality

(a)
From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with Applicable Laws and the terms of any existing Contracts (including the Confidentiality Agreement), Husky shall, and shall cause each other member of the Husky Group and its and their respective Representatives to, provide Cenovus and its Representatives such access as Cenovus may reasonably require at all reasonable times, at Cenovus's sole cost and expense and only during normal business hours, including for the purpose of facilitating integration business planning and reviewing Husky's cash management policy and internal financing policies, to their premises (including field offices and sites), books, Contracts, Returns, records, Information Technology, properties, assets, officers, employees, agents and management personnel, and shall furnish promptly to Cenovus all data and information as Cenovus may reasonably request in order to permit Cenovus to be in a position to expeditiously and efficiently integrate the business and operations of Cenovus and Husky immediately upon but not prior to the Effective Date; provided that no investigations made by or on behalf of Cenovus, whether under this Section 7.6 or otherwise, shall waive, diminish the scope of, or otherwise affect, or be deemed to modify, any representation or warranty made by Husky herein. Without limiting the foregoing and subject to compliance with Applicable Law and the terms of any existing Contracts (including the Confidentiality Agreement): (i) Cenovus and its Representatives shall, upon reasonable prior notice, have the right to conduct inspections of the properties of each member of the Husky Group; (ii) Husky shall, upon Cenovus's request, facilitate discussions between Cenovus and any third party from whom consent may be required; and (iii) Husky and Cenovus shall form a committee consisting of appropriate senior officers and other representatives that shall meet on a regular basis for the purpose of integration business planning, with mechanisms in place to ensure that all pre-closing activities of the Husky and Cenovus continue to be conducted independently.

(b)
Husky shall provide information and reasonable assistance to Cenovus in implementing a communications plan of Cenovus in respect of the Husky Group's employees. Cenovus shall consult with and consider the reasonable comments of Husky in connection with the implementation of such plan. Husky shall coordinate reasonable access to the Husky Group's employees, from time to time, as reasonably requested by Cenovus and may attend and participate in any discussions or presentations in connection therewith.

(c)
Nothing in this Section 7.6 shall require any member of the Husky Group to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or information that, in the opinion of the applicable member of the Husky Group, acting reasonably, is competitively sensitive (provided that Husky acknowledges and agrees that external counsel to Cenovus may have access to such information on a privileged and confidential basis in connection with obtaining regulatory approvals required in connection with the Arrangement, including the Key Regulatory Approvals) or may result in jeopardizing the Husky Group's legal privilege in respect of such information.

(d)
The Parties acknowledge and agree that all information provided by Husky to Cenovus (or any of its Representatives) pursuant to this Section 7.6 shall be considered to be "Confidential Information" for purposes of the Confidentiality Agreement and shall be subject to the Confidentiality Agreement.

7.7	Insurance and Indemnification
(a)
Cenovus and Husky agree that that all rights to indemnification, expense reimbursement or exculpation now existing in favour of present and former officers and directors of Husky shall survive completion of the Arrangement and, after the Effective Time, Husky and any successor to Husky will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, expense advancement and exculpation arrangements and indemnities provided or available to or in favour of past and present officers and directors of Husky pursuant to the provisions of the articles, by-laws or other constating documents of Husky, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between Husky and its past or current officers or directors effective on or prior to the Agreement Date.

(b)
Cenovus will maintain or cause to be maintained in effect for six years from the Effective Time, policies of directors' and officers' liability insurance providing coverage comparable to the coverage provided by the directors' and officers' policies obtained by Husky that are in effect immediately prior to the Effective Time and providing coverage in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six years of the Effective Date. Prior to the Effective Time, Husky may, in the alternative, purchase run off directors' and officers' liability insurance for the benefit of its officers and directors having a coverage period of up to six years from the Effective Time, and in such event Cenovus will not have any further obligation under this Section 7.7.

(c)
In the event that Cenovus or any of its successors or assigns shall (i) consolidate with or merge or amalgamate into any other Person and shall not be the continuing or surviving company or entity of such consolidation, merger or amalgamation or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Cenovus shall cause proper provision to be made so that the successor and assign of Cenovus or all or substantially all of its properties and assets, as the case may be, assumes the obligations set forth in this Section 7.7.

7.8	Financial Advisors
Cenovus and Husky represent and warrant to each other that, except for RBC Dominion Securities Inc. and TD Securities Inc. in the case of Cenovus, and Goldman Sachs Canada Inc. and CIBC World Markets Inc. in the case of Husky, no financial advisor, broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement. Each Party has provided to the Other Party a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors as are in existence at the Agreement Date and agrees: (a) not to amend the terms of any such agreements relating to the payment of fees and expenses or indemnification without the prior written approval of the Other Party; and (b) not to disclose the terms of the agreements between the Other Party and its financial advisors to such Party's financial advisors.
7.9	Privacy Issues
(a)
For the purposes of this Section 7.9, "Transferred Information" means any Personal Information to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 7.9, the "Recipient") by or on behalf of the Other Party (for purposes of this Section 7.9, the "Disclosing Party") as a result of or in conjunction with the transactions contemplated herein, and includes all such Personal Information disclosed to the Recipient on or prior to the Agreement Date.

(b)
Each Disclosing Party acknowledges and confirms that any Transferred Information which it is responsible for disclosing to a Recipient is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated in this Agreement, and if the determination is made to proceed with such transactions contemplated, to complete them.

(c)
Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such use or disclosure.

(d)	In addition to its other obligations hereunder, each of the Parties covenants and agrees to, and shall use reasonable commercial efforts to cause its Recipients to:
(i)	prior to the completion of the transactions contemplated herein:

(A)
use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated hereby, including for the purpose of determining to complete such transactions;

(B)
protect the Transferred Information by making reasonable security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction; provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of the Transferred Information; and

(C)	if the transactions contemplated hereby do not proceed, return the Transferred Information to the Disclosing Party or destroy it, at the Disclosing Party's election, within a reasonable time;
(ii)	after the completion of the transactions contemplated herein:
(A)	use and disclose the Transferred Information under its control only for those purposes for which the Transferred Information was initially collected, permitted to be used or disclosed, unless:
(1)
the Disclosing Party or the Recipient has first notified the individual about whom the Transferred Information related of any additional purpose, and where required by Applicable Law, obtained the consent of such individual to such additional purpose; or

(2)	such use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual;
(B)
protect the Transferred Information under its control by making reasonable security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction; provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of the Transferred Information; and

(C)	give effect to any withdrawal of consent made by an individual to whom the Transferred Information under its control relates; and
(iii)
notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to the Recipient requires the consent of, or the provision of notice to, the individual about whom the Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.

(e)
Where required by Applicable Law, Husky agrees to promptly notify the individuals about whom the Transferred Information relates that the transactions contemplated herein have taken place and that their Transferred Information has been disclosed in connection herewith.

ARTICLE 8
AMENDMENT
8.1	Amendment
Subject to the Interim Order, the Final Order and Applicable Laws, this Agreement (other than the Plan of Arrangement, which may only be amended in accordance with Article 5 thereof) may, at any time and from time to time before or after the holding of the Husky Meeting and the Cenovus Meeting, but prior to the Effective Time, be amended by written agreement of the Parties without further notice to, or authorization from, their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of Cenovus or Husky hereunder;
(b)	waive any inaccuracies in, or modify, any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)	waive compliance with, or modify, any of the covenants contained herein and waive or modify performance of any of the obligations of Cenovus or Husky hereunder; or
(d)	waive satisfaction of, or modify, any of the conditions precedent set out herein;
on the condition that no such amendment: (i) reduces or modifies or otherwise changes the substance or form of the consideration to be received under the Arrangement by the Husky Common Shareholders without approval by the Husky Common Shareholders given in the same manner as required for the approval of the Arrangement Resolution; (ii) reduces or modifies or otherwise changes the substance or form of the consideration to be received under the Arrangement by the Husky Preferred Shareholders without approval by the Husky Preferred Shareholders given in the same manner as required for the approval of the Preferred Shareholder Resolution; (iii) reduces or modifies or otherwise changes the substance or form of the consideration to be received under the Arrangement by the holders of Husky Options without approval by the holders of Husky Options given in the same manner as required for the approval of the Arrangement Resolution; or (iv) increases the maximum number of Cenovus Common Shares issuable to the Husky Common Shareholders pursuant to the Arrangement without approval by the Cenovus Common Shareholders given in the same manner as required for the approval of the Share Issuance Resolution.
ARTICLE 9
TERMINATION
9.1	Termination
This Agreement may be terminated at any time prior to the Effective Date:
(a)	by mutual written agreement of the Parties;
(b)	by either Party if:
(i)	the Husky Common Shareholders and the holders of Husky Options fail to approve the Arrangement Resolution by the Husky Required Approval at the Husky Meeting in accordance with the Interim Order;
(ii)	the Cenovus Common Shareholders fail to approve the Share Issuance Resolution by the requisite vote at the Cenovus Meeting;
(iii)
a change in Law is enacted, made, enforced or amended that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from completing the Arrangement, and such Law has, if applicable, become final and non-appealable, on the condition that: (A) the Party seeking to terminate this Agreement has used its reasonable commercial efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; and (B) the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iv)
if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to a Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(c)
if any of the conditions set forth in Sections 6.1 or 6.2 in the case of Cenovus, or in Sections 6.1 or 6.3, in the case of Husky, has not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date; provided that the Party seeking termination is in compliance with its obligations as provided in Section 6.4(b), if applicable, and on the condition that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of this Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;

(d)
by Husky if, following the Husky Meeting, an Acquisition Proposal in respect of Cenovus is consummated or approved by the Cenovus Common Shareholders at a meeting at which the Husky Common Shareholders are not entitled to vote;

(e)	by Cenovus upon the occurrence of a Cenovus Disposition Event, as provided in Section 7.2;
(f)	by Husky upon the occurrence of a Husky Disposition Event, as provided in Section 7.3;
(g)
by Husky, prior to approval of the Arrangement Resolution, if Husky enters into, or the Husky Board authorizes Husky to enter into, a definitive agreement with respect to a Superior Proposal, provided that: (i) Husky has previously paid or concurrently pays to Cenovus the Cenovus Termination Amount; and (ii) Husky has complied with its obligations set out in Section 7.1; or

(h)
by Cenovus, prior to approval of the Share Issuance Resolution, if Cenovus enters into, or the Cenovus Board authorizes Cenovus to enter into, a definitive agreement with respect to a Superior Proposal, provided that: (i) Cenovus has previously paid or concurrently pays to Husky the Husky Termination Amount; and (ii) Cenovus has complied with its obligations set out in Section 7.1.

9.2	Notice and Effect of Termination
(a)
The Party desiring to terminate this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(c) in circumstances in which Section 6.4(b) is applicable and has been complied with) shall give written notice of such termination to the Other Party, specifying in reasonable detail the basis for such Party's exercise of its termination right.

(b)
If this Agreement is terminated in the circumstances set out in Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the Other Party hereunder, except with respect to the obligations set forth in this Section 9.2, Sections 1.11, 3.3(i), 7.2, 7.3, 7.4, 7.5 and 7.9, Article 10 and Article 11, where applicable, which shall survive any termination hereof. Nothing contained in this Section 9.2 shall relieve either Party from liability for any fraud, or wilful or intentional breach of any provision of this Agreement prior to the termination of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

9.3	Waiver
Either Party may: (a) extend the time for the performance of any of the obligations or other acts of the Other Party; (b) waive compliance with any of the Other Party's agreements or the fulfillment of any conditions to its own obligations contained herein; and (c) waive inaccuracies in any of the Other Party's representations or warranties contained herein or in any document delivered by the Other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument. No failure or delay by either Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise preclude any other or further exercise of any right, power or privilege under this Agreement.

ARTICLE 10
NOTICES

10.1	Notices
Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by email to the Party to whom it is addressed, as follows:
(a)	if to Cenovus, addressed to it at:
Cenovus Energy Inc.
4100, 225 – 6th Avenue S.W.
Calgary Alberta, T2P 1N2
Attention:   Alex J. Pourbaix, President & Chief Executive Officer
Email:  [Email Address Redacted.]
with a copy to:
Bennett Jones LLP
4500 Bankers Hall East
855 2nd Street S.W.
Calgary, Alberta, T2P 4K7
Attention:  John E. Piasta
Email:  piastaj@bennettjones.com
(b)	if to Husky, addressed to it at:
Husky Energy Inc.
707 – 8th Avenue S.W.
Calgary, Alberta T2P 1H5
Attention:   Robert J. Peabody, President & Chief Executive Officer
Email:  [Email Address Redacted.]
with a copy to:
Osler, Hoskin & Harcourt LLP
Suite 2500, TransCanada Tower
450 – 1st Street S.W.
Calgary, Alberta, T2P 5H1
Attention:  Daniel G. Kolibar
Email:  dkolibar@osler.com
or to such other address as a Party may, from time to time, advise to the Other Party by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such email is received.

ARTICLE 11
GENERAL

11.1	Binding Effect
This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.
11.2	Assignment
Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either Party without the prior written consent of the Other Party.
11.3	Disclosure
The Parties agree to issue a joint press release with respect to this Agreement as soon as practicable after its due execution. Thereafter each Party shall promptly provide to the Other Party, for review by the Other Party and its counsel, and receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any news release or other written statement or other public disclosure document with respect to this Agreement or the Arrangement, and the Other Party agrees to keep such information confidential until it is filed as part of such Party's public disclosure record on SEDAR and EDGAR, as applicable. Notwithstanding the foregoing, if either Party is required by Applicable Laws, or the rules of any stock exchange on which any of its securities may be listed, to make any disclosure relating to this Agreement or the transactions contemplated by this Agreement, such disclosure may be made, but that Party shall use reasonable commercial efforts to consult with the Other Party as to the nature and wording of such disclosure prior to it being made.
11.4	Severability
If any one or more of the provisions (or any part thereof) of this Agreement is determined to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions (or part or parts thereof) shall be, and shall be conclusively deemed to be, as to such jurisdiction, severable from the balance of this Agreement and:
(a)	the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the provisions (or parts thereof) so severed; and
(b)
the invalidity, illegality or unenforceability of any provision (or part thereof) of this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction.

Upon any determination that any term or other provision in this Agreement is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.
11.5	Further Assurances
Each Party shall from time to time and at all times hereafter at the request of the Other Party, but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.
11.6	Time of Essence
Time is of the essence in this Agreement.

11.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the Parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.
11.8	Specific Performance
Each Party agrees that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided for in Section 7.4, each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.
11.9	Third Party Beneficiaries
The provisions of Section 7.7 are: (i) intended for the benefit of all present and former directors and officers of Husky, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Cenovus shall hold the rights and benefits of Section 7.7 in trust for and on behalf of the Third Party Beneficiaries and Cenovus hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by Contract or otherwise. The provisions of Section 3.4(f) are: (A) intended for the benefit of all holders of Cenovus Common Shares immediately after the consummation of the Arrangement and their successors and assigns and Cenovus shall hold the rights and benefits of Section 3.4(f) in trust for and on behalf of such Persons and Cenovus hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such Persons; and (B) in addition to, and not in substitution for, any other rights that such Persons may have by Contract or otherwise. Except as provided in this Section 11.9, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.
11.10	Counterparts
This Agreement may be executed in counterparts and by facsimile or portable document format (PDF), each of which shall be deemed an original, and all of which together constitute one and the same instrument.
[The Remainder of this Page is Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

CENOVUS ENERGY INC.

By:	(signed) "Alex J. Pourbaix"
Alex J. Pourbaix President & Chief Executive Officer

By:	(signed) "Jonathan M. McKenzie"
Jonathan M. McKenzie Executive Vice-President & Chief Financial Officer

HUSKY ENERGY INC.

By:	(signed) "Robert J. Peabody"
Robert J. Peabody President & Chief Executive Officer

By:	(signed) "Jeffrey R. Hart"
Jeffrey R. Hart Chief Financial Officer

Signature Page – Arrangement Agreement

SCHEDULE "A"

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION
1.1          Definitions
Whenever used in this Plan of Arrangement, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:
"ABCA" means the Business Corporations Act, RSA 2000, c B-9;
"Applicable Canadian Securities Laws" means, collectively, the securities acts or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;
"Applicable Laws" means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;
"Applicable U.S. Securities Laws" means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, and all rules, by-laws and regulations governing the New York Stock Exchange;
"Arrangement" means the arrangement, pursuant to section 193 of the ABCA, on the terms set out in this Plan of Arrangement, as supplemented, modified or amended in accordance with this Plan of Arrangement or made at the direction of the Court in the Final Order;
"Arrangement Agreement" means the arrangement agreement dated October 24, 2020 between Cenovus and Husky with respect to the Arrangement, as supplemented, modified or amended;
"Arrangement Resolution" means the special resolution in respect of the Arrangement to be considered by the Husky Common Shareholders and the holders of Husky Options at the Husky Meeting, substantially in the form attached to the Arrangement Agreement as Schedule "B";
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived, to give effect to the Arrangement;
"Business Day" means, with respect to any action to be taken, any day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;
"CBCA" means the Canada Business Corporations Act, RSC 1985, c C-44;
"Cenovus" means Cenovus Energy Inc., a corporation existing under the CBCA;

"Cenovus Common Shareholders" means the holders of Cenovus Common Shares;
"Cenovus Common Shares" means common shares in the capital of Cenovus;
"Cenovus Meeting" means the special meeting of Cenovus Common Shareholders to be called to permit the Cenovus Common Shareholders to consider the Share Issuance Resolution and related matters, and any adjournment(s) or postponement(s) thereof;
"Cenovus Preferred Shares" means, collectively, Cenovus Series 1 Preferred Shares, Cenovus Series 2 Preferred Shares, Cenovus Series 3 Preferred Shares, Cenovus Series 4 Preferred Shares, Cenovus Series 5 Preferred Shares, Cenovus Series 6 Preferred Shares, Cenovus Series 7 Preferred Shares and Cenovus Series 8 Preferred Shares;
"Cenovus Replacement Option" means an option to purchase Cenovus Common Shares granted by Cenovus in consideration for the Husky Options on the basis set forth in Section 2.4(d);
"Cenovus Series 1 Preferred Shares" means First Preferred Shares, Series 1, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 1 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 1 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 2 Preferred Shares instead of Husky Series 2 Preferred Shares;
"Cenovus Series 2 Preferred Shares" means First Preferred Shares, Series 2, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 2 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 2 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 1 Preferred Shares instead of Husky Series 1 Preferred Shares;
"Cenovus Series 3 Preferred Shares" means First Preferred Shares, Series 3, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 3 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 3 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 4 Preferred Shares instead of Husky Series 4 Preferred Shares;
"Cenovus Series 4 Preferred Shares" means First Preferred Shares, Series 4, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 3 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 4 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 3 Preferred Shares instead of Husky Series 3 Preferred Shares;
"Cenovus Series 5 Preferred Shares" means First Preferred Shares, Series 5, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 5 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the Husky Series 5 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 6 Preferred Shares instead of Husky Series 6 Preferred Shares;
"Cenovus Series 6 Preferred Shares" means First Preferred Shares, Series 6, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 5 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 6 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 5 Preferred Shares instead of Husky Series 5 Preferred Shares;
"Cenovus Series 7 Preferred Shares" means First Preferred Shares, Series 7, in the capital of Cenovus, to be issued pursuant to this Plan of Arrangement (if the Preferred Share Condition is met) in exchange for Husky Series 7 Preferred Shares outstanding immediately prior to the Effective Time, such shares having substantially identical terms to the

Husky Series 7 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 8 Preferred Shares instead of Husky Series 8 Preferred Shares;
"Cenovus Series 8 Preferred Shares" means First Preferred Shares, Series 8, in the capital of Cenovus, to be issued from time to time upon conversion of Cenovus Series 7 Preferred Shares in accordance with their terms, such shares having substantially identical terms to the Husky Series 8 Preferred Shares except that the issuer thereof shall be Cenovus and they will be convertible into Cenovus Series 7 Preferred Shares instead of Husky Series 7 Preferred Shares;
"Cenovus Warrant Indenture" means the warrant indenture to be entered into between such warrant agent determined by Cenovus, acting reasonably, and Cenovus, dated as of the Effective Date, governing the creation and issue of Cenovus Warrants, as further described in the Circular;
"Cenovus Warrants" means common share purchase warrants of Cenovus to be issued by Cenovus to Husky Common Shareholders pursuant to Section 2.4(c)(ii), with each whole common share purchase warrant entitling the holder thereof to acquire one Cenovus Common Share at an exercise price of $6.54 per Cenovus Common Share for a period of 60 months from the Effective Date;
"Cenovus Warrants Portion" means the fraction obtained when (i) the fair market value of 0.0651 of a Cenovus Warrant, is divided by (ii) the fair market value of the Husky Common Shareholders' Consideration, in each case determined immediately prior to the Effective Time;
"Certificate" means the certificate or other proof of filing to be issued by the Registrar pursuant to section 193(11) or section 193(12) of the ABCA in respect of the Articles of Arrangement;
"Circular" means the joint management information circular of Husky and Cenovus to be sent by Husky to the Husky Common Shareholders, the Husky Preferred Shareholders and the holders of the Husky Options (and any other Persons required by the Interim Order) in connection with the Husky Meeting and to be sent by Cenovus to the Cenovus Common Shareholders (and any other Persons required by the CBCA) in connection with the Cenovus Meeting, together with any amendments thereto or supplements thereof;
"Court" means the Court of Queen's Bench of Alberta;
"Depositary" means Computershare Trust Company of Canada;
"Dissenting Shareholder" means any registered Husky Common Shareholder or, if the Preferred Share Condition is satisfied prior to the Effective Time, any registered Husky Preferred Shareholder, as applicable, who has duly and validly exercised its Dissent Rights with respect to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, pursuant to Article 3 and the Interim Order, and has not withdrawn or been deemed to have been withdrawn such exercise of Dissent Rights;
"Dissent Rights" means the rights of dissent of Dissenting Shareholders in respect of the Arrangement described in Section 3.1;
"Effective Date" means the date the Arrangement becomes effective in accordance with the ABCA;
"Effective Time" means the time on the Effective Date when the Arrangement becomes effective in accordance with the ABCA;
"Encumbrance" means, any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;
"Final Order" means the order of the Court approving the Arrangement pursuant to section 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Governmental Authority" means any: (i) domestic or foreign federal, territorial, provincial, state, regional, municipal or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal, arbitral body, bureau, ministry, agency or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;
"Husky" means Husky Energy Inc., a corporation existing under the ABCA;
"Husky Common Shareholders" means the holders of Husky Common Shares;
"Husky Common Shareholders' Consideration" means, per Husky Common Share outstanding immediately prior to the Effective Time: (i) 0.7845 of a Cenovus Common Share; and (ii) 0.0651 of a Cenovus Warrant;
"Husky Common Shares" means common shares in the capital of Husky;
"Husky Meeting" means the special meeting of Husky Common Shareholders, Husky Preferred Shareholders and holders of Husky Options to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Husky Common Shareholders and the holders of Husky Options to consider the Arrangement Resolution and to permit the Husky Preferred Shareholders to consider the Preferred Shareholder Resolution, and related matters, and any adjournment(s) or postponement(s) thereof;
"Husky Option Plan" means the incentive stock option plan of Husky providing for the grant of Husky Options to officers or employees of Husky and its subsidiaries dated effective November 16, 2018;
"Husky Options" means the stock options of Husky granted under the Husky Option Plan and outstanding immediately prior to the Effective Time entitling the holders thereof to acquire Husky Common Shares upon payment of an exercise price or surrender the stock options for a cash payment in accordance with the provisions of the Husky Option Plan;
"Husky Preferred Shareholders" means the holders of issued and outstanding Husky Preferred Shares;
"Husky Preferred Shareholders' Approval" has the meaning ascribed thereto in the Arrangement Agreement;
"Husky Preferred Shares" means, collectively, Husky Series 1 Preferred Shares, Husky Series 2 Preferred Shares, Husky Series 3 Preferred Shares, Husky Series 4 Preferred Shares, Husky Series 5 Preferred Shares, Husky Series 6 Preferred Shares, Husky Series 7 Preferred Shares and Husky Series 8 Preferred Shares;
"Husky Series 1 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 1, in the capital of Husky;
"Husky Series 2 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 2, in the capital of Husky;
"Husky Series 3 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 3, in the capital of Husky;
"Husky Series 4 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 4, in the capital of Husky;
"Husky Series 5 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 5, in the capital of Husky;
"Husky Series 6 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 6, in the capital of Husky;

"Husky Series 7 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 7, in the capital of Husky;
"Husky Series 8 Preferred Shares" means Cumulative Redeemable Preferred Shares, Series 8, in the capital of Husky;
"Interim Order" means the interim order of the Court concerning the Arrangement under section 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Husky Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
"In the Money Amount" has the meaning ascribed thereto in Section 2.4(d);
"Laws" means all laws (including, for greater certainty, common law), statutes, regulations, bylaws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;
"Letter of Transmittal" means the letter of transmittal to be sent to Husky Common Shareholders or Husky Preferred Shareholders, as applicable, for use in connection with the Arrangement, in the form accompanying the Circular;
"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;
"Plan of Arrangement" means this plan of arrangement, as supplemented, modified or amended in accordance with the terms of the Arrangement Agreement or the terms hereof, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;
"Preferred Share Condition" means: (i) the Husky Preferred Shareholders have approved the Preferred Shareholder Resolution by the Husky Preferred Shareholders' Approval at the Husky Meeting; and (ii) unless otherwise determined by Cenovus in its sole discretion, holders of not more than 10% of the Husky Preferred Shares have validly exercised, and not withdrawn, Dissent Rights;
"Preferred Shareholder Resolution" means the special resolution in respect of the Arrangement to be considered by the Husky Preferred Shareholders at the Husky Meeting, substantially in the form attached to the Arrangement Agreement as Schedule "C";
"Registrar" means the Registrar of Corporations for the Province of Alberta appointed under section 263 of the ABCA;
"Share Issuance Resolution" means the ordinary resolution to be considered by the Cenovus Common Shareholders at the Cenovus Meeting, substantially in the form attached to the Arrangement Agreement as Schedule "D";
"Tax Act" means the Income Tax Act, RSC 1985, c 1 (5th Supp); and
"TSX" means the Toronto Stock Exchange.
1.2          Interpretation Not Affected by Headings, etc.
The division of this Plan of Arrangement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3          Number, etc.
Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. Where the word "including" or "includes" is used in this Plan of Arrangement, it means "including (or includes) without limitation".
1.4          Date for Any Action
If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.
1.5          Currency
Unless otherwise indicated, all sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.
1.6          References to Legislation
References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.
ARTICLE 2
THE ARRANGEMENT
2.1          Arrangement Agreement
This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.
2.2          Binding Effect
This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, shall become effective at, and be binding as and from, the Effective Time, on: (a) Husky; (b) Cenovus; (c) all holders of Husky Options; (d) all registered and beneficial holders of Husky Common Shares and, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares, including in either case Dissenting Shareholders; (e) the Depositary; and (f) all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein.
2.3          Filing of the Articles of Arrangement
The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the steps, events or transactions set out in Section 2.4 have become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to section 193(11) of the ABCA, the Arrangement shall become effective commencing at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to section 193(10) of the ABCA.
2.4          The Arrangement
Commencing at the Effective Time, each of the steps, events or transactions set out below shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in two minute intervals in the following order (or in such other manner, order or times as the parties to the Arrangement Agreement may agree in writing) without any further act or formality, except as otherwise provided herein:

Dissenting Shareholders

(a)
the Husky Common Shares held by Dissenting Shareholders and, if the Preferred Share Condition is satisfied prior to the Effective Time, the Husky Preferred Shares held by Dissenting Shareholders, shall be deemed to have been transferred to, and acquired by, Cenovus (free and clear of any Encumbrances), and:

(i)
such Dissenting Shareholders shall cease to be the holders of the Husky Common Shares or Husky Preferred Shares, as applicable, so transferred and to have any rights as Husky Common Shareholders or Husky Preferred Shareholders, as applicable, other than the right to be paid fair value for such Husky Common Shares or Husky Preferred Shares, as applicable, as set out in Section 3.1;

(ii)
such Dissenting Shareholders' names shall be removed from the applicable register or registers of holders of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky as it relates to the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred; and

(iii)
Cenovus shall become the transferee (free and clear of all Encumbrances) of the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred and shall be added to the applicable register or registers of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky;

Acquisition of Husky Preferred Shares by Cenovus

(b)
provided that the Preferred Share Condition is satisfied prior to the Effective Time, each outstanding Husky Series 1 Preferred Share, Husky Series 2 Preferred Share, Husky Series 3 Preferred Share, Husky Series 5 Preferred Share and Husky Series 7 Preferred Share held by a Husky Preferred Shareholder (in each case other than those held by Dissenting Shareholders and Cenovus) shall be, and shall be deemed to be, simultaneously transferred to, and acquired by, Cenovus (free and clear of any Encumbrances) in sole consideration for the issuance by Cenovus to the Husky Preferred Shareholder of:

(i)	one Cenovus Series 1 Preferred Share for each one Husky Series 1 Preferred Share so transferred;
(ii)	one Cenovus Series 2 Preferred Share for each one Husky Series 2 Preferred Share so transferred;
(iii)	one Cenovus Series 3 Preferred Share for each one Husky Series 3 Preferred Share so transferred;
(iv)	one Cenovus Series 5 Preferred Share for each one Husky Series 5 Preferred Share so transferred; and
(v)	one Cenovus Series 7 Preferred Share for each one Husky Series 7 Preferred Share so transferred, and all of such Cenovus Preferred Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable, and an amount equal to the lesser of (i) the "paid up capital", within the meaning of the Tax Act, of the applicable series of Husky Preferred Shares so acquired pursuant to this Section 2.4(b), and (ii) the fair market value of the applicable series of Husky Preferred Shares so acquired pursuant to this Section 2.4(b), shall be added to the stated capital account maintained by Cenovus for each applicable series of Cenovus Preferred Shares;
Acquisition of Husky Common Shares by Cenovus

(c)	each Husky Common Shareholder (other than a Dissenting Shareholder and Cenovus) shall simultaneously transfer, and shall be deemed to have transferred, to Cenovus (free and clear of any Encumbrances):

(i)
that number of Husky Common Shares equal to the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, less the number of Husky Common Shares transferred to Cenovus pursuant to Section 2.4(c)(ii), in sole consideration for that number of Cenovus Common Shares obtained by multiplying the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, by 0.7845, and all of such Cenovus Common Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable, and an amount equal to the lesser of (A) the "paid up capital", within the meaning of the Tax Act, of the Husky Common Shares so acquired pursuant to this Section 2.4(c)(i), and (B) the fair market value of the Husky Common Shares so acquired pursuant to this Section 2.4(c)(i), shall be added to the stated capital account maintained by Cenovus for the Cenovus Common Shares; and

(ii)
that number of Husky Common Shares obtained by multiplying the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, by the Cenovus Warrants Portion, in sole consideration for that number of Cenovus Warrants obtained by multiplying the number of Husky Common Shares held by such Husky Common Shareholder immediately prior to the Effective Time, by 0.0651; and

Exchange of Husky Options for Cenovus Replacement Options

(d)
each Husky Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred to Cenovus and, as sole consideration therefor, Cenovus will grant a Cenovus Replacement Option: (A) to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of such Husky Option immediately prior to the Effective Time, multiplied by 0.7845, and (B) with an exercise price per Cenovus Common Share equal to the exercise price per share of such Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a holder of Cenovus Replacement Options being entitled to acquire a fraction of a Cenovus Common Share, then the number of Cenovus Common Shares subject to such Cenovus Replacement Options shall be rounded down to the next lower whole number of Cenovus Common Shares), and all Husky Options shall concurrently be cancelled and terminated, and:

(i)	for greater certainty, a holder of Husky Options will receive no consideration for the exchange of such Husky Options other than the Cenovus Replacement Options;
(ii)
all other terms and conditions of a Cenovus Replacement Option, including the term to expiry, vesting conditions and conditions to exercise, shall be the same as the Husky Option for which it was exchanged;

(iii)
any document, certificate or option agreement previously evidencing one or more Husky Options shall thereafter evidence and be deemed to evidence such Cenovus Replacement Options and no certificate evidencing one or more Cenovus Replacement Options shall be issued;

(iv)
such holder of Husky Options shall cease to be a holder of the Husky Options so transferred and to have any rights as a holder of Husky Options other than the right to receive the number of Cenovus Replacement Options issuable to such holder on the basis set forth in this Section 2.4(d); and

(v)	such holder's name shall be removed from the register or account of holders of Husky Options maintained by or on behalf of Husky as it relates to the Husky Options so transferred.
Notwithstanding the foregoing, if it is determined in good faith that: (A) the excess of the aggregate of the fair market value of the Cenovus Common Shares subject to a Cenovus Replacement Option, determined immediately after the effective time of this Section 2.4(d), over the aggregate option exercise price for such Cenovus Common Shares pursuant to such Cenovus Replacement Option (such excess referred to as the "In the Money Amount" of the Cenovus Replacement Option) would otherwise exceed (B) the excess of the aggregate fair market value of the Husky Common Shares subject to the Husky Option in exchange for which the Cenovus Replacement Option was granted, determined immediately prior to the effective time of this Section 2.4(d), over the aggregate option exercise price for the Husky Common Shares pursuant to such Husky Option (such excess referred to as the "In the Money Amount" of the Husky Option), the previous provisions shall be modified so that the In the Money Amount of the Cenovus Replacement Option does not exceed the In the Money Amount of the Husky Option in accordance with subsection 7(1.4) of the Tax Act, but only to the extent necessary and in a manner that does not otherwise (except to the extent necessary to comply with subsection 7(1.4) of the Tax Act) adversely affect the holder of the Cenovus Replacement Option.
2.5          Transfer of Securities
With respect to each Husky Common Shareholder and each Husky Preferred Shareholder, in each case other than Dissenting Shareholders, immediately before the Effective Time, upon the exchange of Husky Common Shares for Cenovus Common Shares and Cenovus Warrants and the exchange of Husky Preferred Shares for Cenovus Preferred Shares pursuant to Section 2.4(c) and Section 2.4(b), respectively:
(a)
such Husky Common Shareholder shall cease to a holder of the Husky Common Shares so transferred and to have any rights as a Husky Common Shareholder other than the right to receive the number of Cenovus Common Shares and Cenovus Warrants issuable to such holder on the basis set forth in Section 2.4(c);

(b)
such Husky Preferred Shareholder shall cease to be a holder of the Husky Preferred Shares so transferred and to have any rights as a Husky Preferred Shareholder other than the right to receive the number of Cenovus Preferred Shares issuable to such holder on the basis set forth in Section 2.4(b);

(c)
such holder's name shall be removed from the applicable register or registers of holders of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky as it relates to the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred;

(d)
Cenovus shall become the transferee (free and clear of all Encumbrances) of the Husky Common Shares or the Husky Preferred Shares, as applicable, so transferred and shall be added to the register or registers of holders of Husky Common Shares or Husky Preferred Shares, as applicable, maintained by or on behalf of Husky; and

(e)
Cenovus shall cause to be issued and delivered the consideration issuable and deliverable to such Husky Common Shareholder or Husky Preferred Shareholder, as applicable, and, in particular, Cenovus shall allot and issue to:

(i)
such Husky Common Shareholder the number of Cenovus Common Shares and Cenovus Warrants issuable to such holder on the basis set forth in Section 2.4(c), and such Husky Common Shareholder's name shall be added to the applicable register or registers of holders of Cenovus Common Shares and Cenovus Warrants maintained by or on behalf of Cenovus in respect of such issued Cenovus Common Shares and Cenovus Warrants; and

(ii)
such Husky Preferred Shareholder the number of Cenovus Preferred Shares issuable to such holder on the basis set forth in Section 2.4(b), and such Husky Preferred Shareholder's name shall be added to the register or registers of holders of Cenovus Preferred Shares maintained by or on behalf of Cenovus in respect of such issued Cenovus Preferred Shares.

2.6          No Fractional Securities
No fractional Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares shall be issued under the Arrangement. In lieu of any fractional Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares, a Husky Common Shareholder or a Husky Preferred Shareholder, as applicable, otherwise entitled to a fractional interest in a Cenovus Common Share, Cenovus Warrant or Cenovus Preferred Share, as applicable, shall receive the next lower whole number of Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares, as applicable. In calculating fractional interests, all Husky Common Shares or Husky Preferred Shares, as applicable, registered in the name of or beneficially held by such Husky Common Shareholder or Husky Preferred Shareholder, as applicable, or its nominee(s), shall be aggregated.
2.7          Adjustment to Consideration
The Husky Common Shareholders' Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Cenovus Common Shares or Husky Common Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reclassification, reorganization, recapitalization or other like change with respect to Cenovus Common Shares or Husky Common Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.
2.8          U.S. Securities Act Exemption
Notwithstanding any provision herein to the contrary, Husky and Cenovus agree that this Plan of Arrangement will be carried out with the intention that all the Persons to whom the Cenovus Common Shares, Cenovus Warrants, Cenovus Replacement Options and Cenovus Preferred Shares are issued on completion of this Plan of Arrangement will be issued by Cenovus in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as amended, as provided by section 3(a)(10) thereof and pursuant to exemptions from registration under any applicable state securities laws.
ARTICLE 3
RIGHTS OF DISSENT
3.1          Rights of Dissent
Registered Husky Common Shareholders and registered Husky Preferred Shareholders, respectively, may exercise Dissent Rights with respect to the Husky Common Shares or the Husky Preferred Shares, as applicable, held by such holders in connection with the Arrangement pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding section 191(5) of the ABCA, the written objection to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, referred to in section 191(5) of the ABCA must be received by Husky not later than 5:00 p.m. (Calgary time) five Business Days immediately preceding the date of the Husky Meeting. Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Husky Common Shares and the Husky Preferred Shares, as applicable, held by them and in respect of which Dissent Rights have been validly exercised to Cenovus (free and clear of all Encumbrances) for cancellation without any further act or formality at the effective time of Section 2.4(a) notwithstanding the provisions of section 191 of the ABCA, and if they:
(a)
ultimately are entitled to be paid fair value for such Husky Common Shares or Husky Preferred Shares, as applicable, they: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.4(a)); (ii) shall be paid by Cenovus the fair value of such Husky Common Shares or Husky Preferred Shares, as applicable, which fair value shall be determined as of the close of business, in respect of the Husky Common Shares, on the last Business Day before the Arrangement Resolution was adopted and, in respect of the Husky Preferred Shares, on the last Business Day before the Preferred Shareholder Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Husky Common Shares or Husky Preferred Shares, as applicable; or

(b)
ultimately are not entitled, for any reason, to be paid fair value for such Husky Common Shares or Husky Preferred Shares, as applicable, they shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting holder of Husky Common Shares or Husky Preferred Shares, as applicable, notwithstanding the provisions of section 191 of the ABCA, and such holder shall receive Cenovus Common Shares and Cenovus Warrants for such holder's Husky Common Shares or

Cenovus Preferred Shares for such holder's Husky Preferred Shares, as applicable, on the basis set forth in Section 2.4(c) or Section 2.4(b), as applicable.

3.2          Recognition of Dissenting Shareholders
(a)
In no circumstances shall Husky, Cenovus or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Husky Common Shares or Husky Preferred Shares, as applicable, in respect of which such rights are sought to be exercised.

(b)
For greater certainty, in no case shall Husky, Cenovus or any other Person be required to recognize Dissenting Shareholders as holders of Husky Common Shares or Husky Preferred Shares, as applicable, in respect of which Dissent Rights have been validly exercised after the effective time of Section 2.4(a). In addition to any other restrictions in section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Husky Options; (ii) Husky Common Shareholders who have voted in favour of the Arrangement Resolution; or (iii) Husky Preferred Shareholders who have voted in favour of the Preferred Shareholder Resolution. A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person's Husky Common Shares or Husky Preferred Shares, respectively.

(c)
Notwithstanding anything to the contrary in this Plan of Arrangement, if the Preferred Share Condition is not satisfied prior to the Effective Time, the right to dissent provided for in this Article 3 shall cease to apply to Husky Preferred Shareholders and any written objection to the Preferred Shareholder Resolution sent by a Husky Preferred Shareholder shall be null and void.

ARTICLE 4
CERTIFICATES AND DELIVERY OF CONSIDERATION
4.1          Delivery of Consideration
(a)	Cenovus shall, on the Effective Date, prior to the sending of the Articles of Arrangement to the Registrar, deposit, or cause to be deposited, in escrow with the Depositary:
(i)
for the benefit of and to be held on behalf of the Husky Common Shareholders entitled to receive Cenovus Common Shares and Cenovus Warrants pursuant to Section 2.4(c), certificates representing, or other evidence regarding the issuance of, the Cenovus Common Shares and the Cenovus Warrants that such Husky Common Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Husky Common Shareholder has exercised Dissent Rights); and

(ii)
if the Preferred Share Condition is satisfied prior to the Effective Time, for the benefit of and to be held on behalf of the Husky Preferred Shareholders entitled to receive Cenovus Preferred Shares pursuant to Section 2.4(b), certificates representing, or other evidence regarding the issuance of, the Cenovus Preferred Shares that such Husky Preferred Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Husky Preferred Shareholder has exercised Dissent Rights), in each case, which certificates, or other evidence, shall be held by the Depositary as agent and nominee for the Husky Common Shareholders and the Husky Preferred Shareholders, as applicable, in accordance with the provisions of this Article 4.
(b)
Forthwith following the Effective Time, subject to Section 4.1(c), Cenovus shall: (i) cause to be issued to each Husky Common Shareholder the number of Cenovus Common Shares and Cenovus Warrants issuable in respect of the Husky Common Shares required by Section 2.4(c), as adjusted, if applicable, pursuant to Section 2.7; and (ii) if the Preferred Share Condition is satisfied prior to the Effective Time, cause to be issued to each Husky Preferred Shareholder the number of Cenovus Preferred Shares issuable in respect of the Husky Preferred Shares required by Section 2.4(b).

(c)
The Depositary shall deliver the consideration in respect of those Husky Common Shares and, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares that were transferred or deemed to be transferred pursuant to Section 2.4(c) and Section 2.4(b), respectively, which are held on a book-entry basis, less any amounts withheld pursuant to Section 4.4, in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. With respect to those Husky Common Shares and Husky Preferred Shares not held on a book-entry basis, upon surrender to the Depositary for cancellation of a certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding Husky Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares that were transferred or deemed to be transferred pursuant to Section 2.4(c) or Section 2.4(b), as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, each Husky Common Shareholder or Husky Preferred Shareholder, as applicable, represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as directed in the Letter of Transmittal, the consideration which such holder has the right to receive under this Plan of Arrangement for such Husky Common Shares or Husky Preferred Shares, as applicable, less any amounts withheld pursuant to Section 4.4, and any certificate(s) so surrendered shall forthwith be cancelled.

(d)
Until surrendered as contemplated by Section 4.1(c), each certificate that immediately prior to the Effective Time represented Husky Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the consideration to which holders of such Husky Common Shares or Husky Preferred Shares, as applicable, are entitled under the Arrangement, less any amounts withheld pursuant to Section 4.4, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Husky Common Shares or the Husky Preferred Shares, as applicable, represented by such certificate.

(e)
Subject to any Applicable Laws relating to unclaimed personal property, any certificate formerly representing Husky Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares, as applicable, that is not deposited, together with all other documents required hereunder, on or before the last Business Day before the third anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the right of a former Husky Common Shareholder or, if the Preferred Share Condition is satisfied prior to the Effective Time, former Husky Preferred Shareholder to receive certificates representing Cenovus Common Shares and Cenovus Warrants (in the case of former Husky Common Shareholders) or Cenovus Preferred Shares (in the case of former Husky Preferred Shareholders) to which such holder is entitled pursuant to the Arrangement, shall terminate and be deemed to be surrendered and forfeited to Cenovus for no consideration, together with all entitlements to dividends, distributions and interest thereon. In such case, such Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares shall be returned to Cenovus for cancellation.

(f)
No holder of Husky Options, Husky Common Shareholder or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shareholder shall be entitled to receive any consideration with respect to the Husky Options, Husky Common Shares or Husky Preferred Shares, as applicable, other than the consideration to which the holder is entitled to receive under the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

4.2          Lost Certificates
If any certificate which immediately prior to the Effective Time represented an interest in one or more outstanding Husky Common Shares or Husky Preferred Shares that were transferred pursuant to Section 2.4 has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by Cenovus and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, deliverable in accordance with such holder's Letter of Transmittal. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Cenovus, Husky and their respective transfer agents in such form as is satisfactory to Cenovus, Husky and their respective transfer agents, or shall otherwise indemnify Cenovus, Husky and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.
4.3          Distributions with Respect to Unsurrendered Certificates
No dividend or other distribution declared or made after the Effective Time with respect to Cenovus Common Shares or Cenovus Preferred Shares, as applicable, with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Husky Common Shares or Husky Preferred Shares, as applicable, unless and until the holder of such certificate shall have complied with the provisions of Section 4.1 or Section 4.2. Subject to Applicable Law and to Section 4.4, at the time of such compliance, a Husky Common Shareholder or Husky Preferred Shareholder, as applicable, entitled to receive Cenovus Common Shares or Cenovus Preferred Shares, as applicable, shall receive, in addition to the delivery of a certificate representing the Cenovus Common Shares or Cenovus Preferred Shares, as applicable, a cheque for the amount of the dividend or other distribution with a record date after the Effective Time, without interest, theretofore paid with respect to such Cenovus Common Shares or Cenovus Preferred Shares, as applicable.
4.4          Withholdings
Husky, Cenovus and the Depositary shall be entitled to deduct or withhold from any amounts payable to any Husky Common Shareholder, any Husky Preferred Shareholder, any holder of Husky Options or any other Person, pursuant to the Arrangement, such amounts (whether in cash, Cenovus Common Shares, Cenovus Warrants or Cenovus Preferred Shares) as Husky, Cenovus or the Depositary reasonably determines it is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to the holders of Husky Common Shares, Husky Preferred Shares or Husky Options in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Authority. Any of Husky, Cenovus or the Depositary is hereby authorized to sell or otherwise dispose of any share consideration as is necessary to provide sufficient funds to Husky, Cenovus or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of Husky, Cenovus or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and Husky, Cenovus or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.
4.5          No Encumbrances
Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.
4.6          Paramountcy
From and after the Effective Time:
(a)
this Plan of Arrangement shall take precedence and priority over any and all rights related to Husky Options, Husky Common Shares and, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares issued or outstanding prior to the Effective Time;

(b)
the rights and obligations of Husky, Cenovus, the Depositary, the holders of Husky Options, the Husky Common Shareholders and, if the Preferred Share Condition is satisfied prior to the Effective Time, the Husky Preferred Shareholders, and any trustee, transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)
all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any Husky Options, Husky Common Shares and, if the Preferred

Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

4.7          Illegality of Delivery of Cenovus Common Shares and Cenovus Preferred Shares
Notwithstanding the foregoing, if it appears to Cenovus that it would be contrary to Applicable Law to issue Cenovus Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Cenovus Preferred Shares pursuant to the Arrangement to a Husky Common Shareholder or Husky Preferred Shareholder, as applicable, that is not a resident of Canada or the U.S., the Cenovus Common Shares or the Cenovus Preferred Shares that otherwise would be issued to that Person will be issued to the Depositary for sale by the Depositary or a nominee of the Depositary acceptable to Husky and Cenovus, each acting reasonably, on behalf of that Person. The Cenovus Common Shares or Cenovus Preferred Shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary or its nominee shall not be obligated to seek or obtain a minimum price for any of the Cenovus Common Shares or the Cenovus Preferred Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Cenovus Common Shares or the Cenovus Preferred Shares, as applicable, sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Cenovus Common Shares or the Cenovus Preferred Shares and any amount withheld in respect of taxes) in lieu of the Cenovus Common Shares or the Cenovus Preferred Shares themselves. None of Husky, Cenovus or the Depositary will be liable for any loss arising out of any such sales.
ARTICLE 5
AMENDMENTS
5.1          Amendment of this Plan of Arrangement
(a)
Husky and Cenovus may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) approved by both Husky and Cenovus, each acting reasonably; (iii) filed with the Court and, if made following the Husky Meeting, approved by the Court; and (iv) communicated to the Husky Common Shareholders, the Husky Preferred Shareholders or both, if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Husky or Cenovus at any time prior to or at the Husky Meeting (provided that Husky or Cenovus, as applicable, shall have consented thereto in writing, acting reasonably) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Husky Meeting (other than as may be required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Husky Meeting shall be effective only: (i) if it is consented to in writing by each of Husky and Cenovus (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by some or all of the Husky Common Shareholders and the Husky Preferred Shareholders voting in the manner directed by the Court.

(d)
This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by Cenovus, provided that it concerns a matter which, in the reasonable opinion of Cenovus, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Husky Options, Husky Common Shares or, if the Preferred Share Condition is satisfied prior to the Effective Time, Husky Preferred Shares.

ARTICLE 6
FURTHER ASSURANCES
6.1          Further Assurances
Notwithstanding that the steps, events and transactions set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Cenovus and Husky shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the steps, events and transactions set out in this Plan of Arrangement.

SCHEDULE "B"

FORM OF ARRANGEMENT RESOLUTION
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.
The arrangement (the "Arrangement") under section 193 of the Business Corporations Act, RSA 2000, c B-9 (the "ABCA") involving Husky Energy Inc. ("Husky"), as more particularly described and set forth in the joint management information circular of Husky and Cenovus Energy Inc. ("Cenovus") accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.
The plan of arrangement (the "Plan of Arrangement") involving Husky, the full text of which is set out as Schedule "A" to the Arrangement Agreement dated October 24, 2020 between Cenovus and Husky (the "Arrangement Agreement"), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.
The Arrangement Agreement, the actions of the directors of Husky in approving the Arrangement Agreement and the actions of the directors and officers of Husky in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the holders of common shares in the capital of Husky and the holders of options to acquire common shares in the capital of Husky (collectively, the "Husky Securityholders") or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of Husky are hereby authorized and empowered, without further notice to or approval of the Husky Securityholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, as applicable; and (b) subject to the terms of the Arrangement Agreement, to disregard the Husky Securityholders' approval and not proceed with the Arrangement.

5.
Any one director or officer of Husky is hereby authorized and directed, for and on behalf of Husky, to execute, under the corporate seal of Husky or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.
Any one director or officer of Husky is hereby authorized and directed, for and on behalf of Husky, to execute or cause to be executed, under the corporate seal of Husky or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such director's or officer's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

SCHEDULE "C"

FORM OF PREFERRED SHAREHOLDER RESOLUTION
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.
The arrangement (the "Arrangement") under section 193 of the Business Corporations Act, RSA 2000, c B-9 (the "ABCA") involving Husky Energy Inc. ("Husky"), as more particularly described and set forth in the joint management information circular of Husky and Cenovus Energy Inc. ("Cenovus") accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.
The plan of arrangement (the "Plan of Arrangement") involving Husky, the full text of which is set out as Schedule "A" to the Arrangement Agreement dated October 24, 2020 between Cenovus and Husky (the "Arrangement Agreement"), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.
The Arrangement Agreement, the actions of the directors of Husky in approving the Arrangement Agreement and the actions of the directors and officers of Husky in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the holders of preferred shares in the capital of Husky (the "Husky Preferred Shareholders") or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of Husky are hereby authorized and empowered, without further notice to or approval of the Husky Preferred Shareholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, as applicable; and (b) subject to the terms of the Arrangement Agreement, to disregard the Husky Preferred Shareholders' approval and not proceed with the Arrangement.

5.
Any one director or officer of Husky is hereby authorized and directed, for and on behalf of Husky, to execute, under the corporate seal of Husky or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.
Any one director or officer of Husky is hereby authorized and directed, for and on behalf of Husky, to execute or cause to be executed, under the corporate seal of Husky or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such director's or officer's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C-1

SCHEDULE "D"

FORM OF SHARE ISSUANCE RESOLUTION
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.
The issuance of up to [●] common shares ("Cenovus Common Shares") in the capital of Cenovus Energy Inc. ("Cenovus") and up to [●] common share purchase warrants of Cenovus ("Cenovus Warrants") pursuant to an arrangement (the "Arrangement") under section 193 of the Business Corporations Act, RSA 2000, c B-9 involving Husky Energy Inc. ("Husky"), the full text of which is set out as Schedule "A" to the Arrangement Agreement dated October 24, 2020 between Cenovus and Husky, as more particularly described and set forth in the joint management information circular of Cenovus and Husky accompanying the notice of this meeting (the "Circular"), is hereby authorized and approved (such number of Cenovus Common Shares consisting of (i) up to [●] Cenovus Common Shares issuable pursuant to the Arrangement, (ii) up to [●] Cenovus Common Shares issuable upon exercise, from time to time, of up to [●] Cenovus Warrants, and (iii) up to [●] Cenovus Common Shares issuable upon exercise, from time to time, of up to [●] replacement options to purchase Cenovus Common Shares granted by Cenovus in consideration for the outstanding options to purchase common shares in the capital of Husky pursuant to the Arrangement).

2.
The Arrangement Agreement, the actions of the directors of Cenovus in approving the Arrangement Agreement and the actions of the directors and officers of Cenovus in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

3.
The amendments to the Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2018 between Cenovus and Computershare Investor Services, Inc. (the "SRP Agreement") described and set forth in the Circular, and such further amendments as the Cenovus directors may determine to be reasonably necessary to ensure that an acquisition by any person of Cenovus Common Shares or of rights to acquire Cenovus Common Shares pursuant to (i) the Arrangement, (ii) the Cenovus Warrants, including the exercise thereof, or (iii) any exercise of pre-emptive rights, including pursuant to any follow-on offering, under any Pre-Emptive Rights Agreement (as defined in the Arrangement Agreement) does not and will not result in the occurrence of a "Flip-In Event" or the "Separation Time" (as those terms are defined in the SRP Agreement), are hereby consented to and approved.

4.
Notwithstanding that this resolution has been passed by the Cenovus Common Shareholders (as defined in the Arrangement Agreement) or that the Arrangement (as defined in the Arrangement Agreement) has been approved by the Court of Queen's Bench of Alberta, the directors of Cenovus are hereby authorized and empowered, without further notice to or approval of the Cenovus Common Shareholders: (a) to amend the Arrangement Agreement, to the extent permitted by the Arrangement Agreement; and (b) subject to the terms of the Arrangement Agreement, to disregard the Cenovus Common Shareholders' approval and not proceed with the Arrangement or any related amendments to the SRP Agreement.

5.
Any one director or officer of Cenovus is hereby authorized and directed, for and on behalf of Cenovus, to execute or cause to be executed, under the corporate seal of Cenovus or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such director's or officer's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

D-1

SCHEDULE "E"

REPRESENTATIONS AND WARRANTIES OF CENOVUS
(a)
Organization and Qualification. Each of Cenovus and its Material Subsidiaries is a corporation or partnership, as applicable, duly incorporated or formed, validly existing and in good standing under the Applicable Laws of its jurisdiction of incorporation, formation or continuance and has the requisite corporate or partnership power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Cenovus is, and its Material Subsidiaries are, duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Cenovus and its Material Subsidiaries taken as a whole.

(b)
Authority Relative to this Agreement. Cenovus has the requisite corporate authority to enter into this Agreement, the Support Agreements, the Standstill Agreements, the Pre-Emptive Rights Agreements, the Registration Rights Agreements and the Cenovus Warrant Indenture and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Support Agreements, the Standstill Agreements, the Pre-Emptive Rights Agreements, the Registration Rights Agreements and the Cenovus Warrant Indenture, and the consummation by Cenovus of the transactions contemplated hereunder and thereunder, have been duly authorized by the Cenovus Board and, subject to the approval of the Share Issuance Resolution by Cenovus Common Shareholders and the approval of the Circular and matters relating to the Cenovus Meeting by the Cenovus Board, no other corporate proceedings on the part of Cenovus are necessary to authorize this Agreement or the Arrangement. This Agreement, the Support Agreements and the Standstill Agreements have been duly executed and delivered by Cenovus and constitute legal, valid and binding obligations of Cenovus enforceable against it in accordance with the terms thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)
Material Subsidiaries. Cenovus has no Material Subsidiaries other than Cenovus Energy Marketing Services Ltd., FCCL Partnership and WRB Refining LP. None of Cenovus's Material Subsidiaries are currently prohibited, directly or indirectly, from paying any dividends to Cenovus, from making any other distribution on such Material Subsidiary's capital stock, from repaying to Cenovus any loans or advances to such Material Subsidiary from Cenovus.

(d)
Ownership of Subsidiaries. Cenovus is, except as pursuant to restrictions on transfer contained in constating documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving subsidiaries which are not wholly owned, the beneficial direct or indirect owner of all of the outstanding shares and other ownership interests of the subsidiaries of Cenovus with good title thereto free and clear of any and all Encumbrances. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of the subsidiaries of Cenovus. Except as disclosed in writing by Cenovus to Husky, all of the outstanding shares of capital stock and other ownership interests in the subsidiaries of Cenovus are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)	No Violation; Absence of Defaults and Conflicts.
(i)
No member of the Cenovus Group is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which any member of the Cenovus Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any member of the Cenovus Group is bound, except for such defaults which would not result in a Material Adverse Effect on Cenovus.

(ii)
Neither the execution and delivery of this Agreement by Cenovus nor the consummation of the Arrangement contemplated by this Agreement nor compliance by Cenovus with any of the provisions hereof will: (A) except as disclosed in writing by Cenovus to Husky, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Cenovus or any of its subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) their respective charter or by-laws; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which any member of the Cenovus Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any member of the Cenovus Group is bound; or (B) subject to obtaining the Key Regulatory Approvals and the requisite approvals of the Cenovus Common Shareholders, the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options, the Court, the TSX and the NYSE and compliance with Applicable Canadian Securities Laws, violate any Laws applicable to any member of the Cenovus Group or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect (except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Cenovus).

(iii)
Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the Key Regulatory Approvals and the requisite approvals of the Cenovus Common Shareholders, the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options, the Court, the TSX and the NYSE: (A) there is no legal impediment to Cenovus's consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is required of Cenovus in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Cenovus or significantly impede the ability of Cenovus to consummate the Arrangement.

(f)
Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares. The Cenovus Board has authorized the creation of, and filing of articles of amendment in relation to, the Cenovus Preferred Shares. Cenovus has reserved and allotted or will reserve and allot prior to the Effective Time a sufficient number of (i) Cenovus Common Shares and Cenovus Preferred Shares as are issuable pursuant to the Arrangement, (ii) Cenovus Common Shares as are issuable pursuant to the Cenovus Warrants, and (iii) Cenovus Common Shares as are issuable pursuant to the Cenovus Replacement Options, and, subject to the terms and conditions of the Arrangement, such Cenovus Common Shares and Cenovus Preferred Shares, when issued, will be duly authorized, validly issued and fully paid and non-assessable. Upon execution and delivery of the Cenovus Warrant Indenture, the Cenovus Warrants will be created and authorized to be issued in accordance with the terms thereof, and the Cenovus Warrants, when issued, will be validly created and issued as fully paid and non-assessable securities of Cenovus.

(g)	Funds Available. Cenovus has, and will until the Effective Time have, sufficient funds available or available under its credit facilities to pay the Husky Termination Amount pursuant to Section 7.3.
(h)
Litigation. There are no actions, suits, proceedings or investigations by Governmental Authorities pending or, to the knowledge of Cenovus, threatened, affecting or that would reasonably be expected to affect the Cenovus Group or any of its properties or assets at law or equity or before or by any court or Governmental Authority which action, suit, proceeding or investigation involves a reasonable possibility of any judgment against or liability of the Cenovus Group which, if successful, would have a Material Adverse Effect on Cenovus or would significantly impede the ability of Cenovus to consummate the Arrangement. No member of the Cenovus Group is subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on Cenovus or would significantly impede the ability of Cenovus to consummate the Arrangement.

(i)
Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of each member of the Cenovus Group have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material Taxes due or payable by any member of the Cenovus Group, whether or not shown to be payable on such Returns, have been paid in full on a timely basis, other than any such Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established.

(j)
Tax Reserves. Cenovus has provided adequate accruals in the Cenovus Financial Statements for material impacts to deferred Taxes payable and current Taxes payable by, or required to be withheld and remitted by, any member of the Cenovus Group, which Taxes are not yet payable to the applicable Governmental Authority, in each case in conformity with IFRS.

(k)
Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of any member of the Cenovus Group that would have a Material Adverse Effect on Cenovus. No member of the Cenovus Group is a party to any action or proceeding for assessment or collection of Taxes that would have a Material Adverse Effect on Cenovus, nor, to the knowledge of Cenovus, has such an event been asserted or threatened against any member of the Cenovus Group or any of their respective assets that would have a Material Adverse Effect on Cenovus.

(l)
Withholding Taxes. Each member of the Cenovus Group has paid or has withheld and remitted to the appropriate Governmental Authority all material Taxes required to be paid, withheld and remitted by them, including in connection with amounts paid or owing to employees, non-residents of Canada, independent contractors, creditors, shareholders or other third parties.

(m)
Full Disclosure. The data and information in respect of Cenovus's Tax position provided by Cenovus to Husky in Cenovus's virtual data room as of 5:00 p.m. (Calgary time) on October 23, 2020 and otherwise made available to Husky in writing, was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Cenovus has no knowledge of any material adverse change to the Tax of the Cenovus Group from that disclosed in such data and information.

(n)
Foreign Returns. Except as disclosed in writing by Cenovus to Husky, no member of the Cenovus Group has filed, or has been required or is currently required to file, any Returns with any Governmental Authority outside of the jurisdiction of incorporation or establishment of such member, and no claims have ever been made by a Governmental Authority that any member of the Cenovus Group is or may be subject to Tax in a jurisdiction where it does not file Returns.

(o)
GST and Similar Taxes. The books and records of the Cenovus Group fairly and correctly set out and disclose, in all material respects, all liabilities and unclaimed input tax credits under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services or harmonized sales tax or any similar legislation, and fairly and correctly set out and disclose in all material respects all liabilities and remittances in respect of any provincial sales tax, fuel tax, or any other value-added tax. All financial transactions of each member of the Cenovus Group have been accurately and completely recorded, in all material respects in the books and records of each member of the Cenovus Group.

(p)	Residence. Cenovus is a "Canadian corporation" as defined in the Tax Act.
(q)
Listed Transactions. No member of the Cenovus Group has (A) participated in any listed transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Tax law) or (B) taken any reporting position on a Return, which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Internal Revenue Code (or any similar provision of state or local Tax law), and (ii) has not adequately been disclosed on such Return in accordance with Section 6662(d)(2)(B) of the Internal Revenue Code (or any similar provision of state or local Tax law).

(r)
Tax Sharing Agreements. No member of the Cenovus Group is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, Contract or arrangement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or has any liability for material Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Internal Revenue Code, filing consolidated federal income Tax Returns of which a member of the Cenovus Group is the common parent) under U.S. Treasury Regulations Section 1.1502 6 or similar provision of state, local or non-U.S. Tax law, as a transferee or successor, by Contract or otherwise.

(s)
Distributing or Controlled Corporation. No member of the Cenovus Group has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of shares qualifying or intending to qualify for tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this acquisition.

(t)	Investment Canada Act. Cenovus is a "Canadian" within the meaning of the Investment Canada Act.
(u)
Reporting Issuer Status. Cenovus is a reporting issuer (where such concept exists) in all provinces and territories of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Cenovus Common Shares are registered pursuant to the U.S. Exchange Act and Cenovus is in material compliance with all Applicable U.S. Securities Laws. The Cenovus Common Shares are listed and posted for trading on the TSX and the NYSE, and Cenovus is in material compliance with the applicable rules of the TSX and the NYSE.

(v)
Capitalization. As of the Agreement Date, the authorized capital of Cenovus consists of an unlimited number of Cenovus Common Shares and First Preferred Shares and Second Preferred Shares, issuable in series, in each case, in a number within the limits on issue set out in Cenovus's articles (as amended). As of the Agreement Date, 1,228,869,903 Cenovus Common Shares and no Cenovus Preferred Shares are issued and outstanding. As of the Agreement Date, other than 30,744,816 Cenovus Options, 8,349,289 Cenovus PSUs and 8,862,680 Cenovus RSUs, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Cenovus of any securities of Cenovus (including Cenovus Common Shares and Cenovus Preferred Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Cenovus (including Cenovus Common Shares and Cenovus Preferred Shares). All issued and outstanding Cenovus Common Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Cenovus Common Shares issuable upon the exercise of Cenovus Options or, following the Effective Date, Cenovus Replacement Options, in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the issued and outstanding Cenovus Common Shares, there are no securities of Cenovus outstanding which have the right to vote generally with Cenovus Common Shareholders on any matter. As of the Agreement Date, there are 1,230,839 Cenovus Director DSUs and 270,781 Cenovus Employee DSUs entitling holders thereof to receive cash payments equivalent to the value of Cenovus Common Shares underlying such Cenovus DSUs upon ceasing to be a director of, or employed by, Cenovus, as applicable.

(w)
No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Cenovus Common Shares or any other securities of Cenovus has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Cenovus, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(x)
Material Agreements. Other than this Agreement, Cenovus has not entered into any material agreements which are required to be filed by Cenovus under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by Cenovus.

(y)
Non-Competition Agreements. No member of the Cenovus Group is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of the Cenovus Group is or is reasonably expected to be conducted.

(z)
Filings. Cenovus has filed all material documents required to be filed by it with all applicable Governmental Authorities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(aa)
Books and Records. The corporate records and minute books of each member of the Cenovus Group have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(bb)
Financial Statements. The Cenovus Financial Statements, and any interim or annual financial statements filed by or on behalf of Cenovus on and after the Agreement Date with any securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were, or when so filed, will have been, prepared in accordance with IFRS (consistently applied), and present, or when so filed will present, fairly in accordance with IFRS the consolidated financial position, results of operations and changes in financial position of Cenovus on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Cenovus's accounting policies, except as described in the notes to the Cenovus Financial Statements, since January 1, 2020.

(cc)
Financial Reporting. Each member of the Cenovus Group maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect on Cenovus; management of Cenovus has assessed the effectiveness of Cenovus's internal control over financial reporting, as at December 31, 2019, and has concluded that such internal control over financial reporting was effective as of such date.

(dd)
Disclosure Controls and Procedures. Cenovus maintains disclosure controls and procedures that comply with the requirements of Applicable Canadian Securities Laws and Applicable U.S. Securities Laws; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by Cenovus in the reports that it files or submits under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2019 at a reasonable assurance level.

(ee)	Absence of Undisclosed Liabilities. Cenovus has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:
(i)	those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the Cenovus Financial Statements (the "Cenovus Balance Sheet");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Cenovus Balance Sheet under IFRS;

(iii)	those disclosed in writing by Cenovus to Husky and incurred in the ordinary course of business since the date of the Cenovus Balance Sheet and consistent with past practice; and
(iv)	those incurred in connection with the execution of this Agreement.
(ff)
No Material Adverse Change. Except for the Arrangement or any action taken in accordance with this Agreement, since September 30, 2020: (i) each member of the Cenovus Group has conducted its business only in the ordinary and normal course substantially consistent with past practice, subject to the Cenovus Group's compliance with laws related to, and the impact on the Cenovus Group's business of, the COVID-19 pandemic and such pandemic's continuing effect on working restrictions and the local, national and global economy (including any work stoppages or operational stoppages necessary to safeguard life or property); (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Cenovus Group (taken as a whole) has been incurred other than in the ordinary course of business; (iii) there has not been any Material Adverse Change in respect of Cenovus; and (iv) there have been no material facts, transactions, events or occurrences which would have a Material Adverse Effect on Cenovus.

(gg)
Conduct of Business. Since September 30, 2020, no member of the Cenovus Group has taken any action that would be in violation of Section 3.1 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Cenovus or would not significantly impede Cenovus's ability to consummate the Arrangement contemplated hereby.

(hh)	Foreign Private Issuer. Cenovus is a "foreign private issuer" as defined in Rule 405 of Regulation C under the U.S. Securities Act.
(ii)	Environmental.
(i)
There have not occurred any material spills, emissions or pollution on any property of Cenovus or as a result of its operations that have not been remediated in compliance with Environmental Laws, nor has Cenovus been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws that have not been complied with, except in each case to the extent any of such material spills, emissions or pollution on property or stop orders, control orders, clean-up order or reclamation orders would not individually or in the aggregate have a Material Adverse Effect on Cenovus. All operations of the members of the Cenovus Group have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Cenovus. No member of the Cenovus Group is aware of, or is subject to:

(ii)
(A)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or
(B)
any demand or notice with respect to the breach of any Environmental Laws applicable to any member of the Cenovus Group, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Cenovus.
(iii)
In the ordinary course of its business, Cenovus periodically reviews the effect of Environmental Laws on various business, operations and properties of the Cenovus Group, in the course of which it identifies and evaluates associated costs and liabilities (including any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Cenovus has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change.

(jj)
Title. Cenovus and its Material Subsidiaries have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Cenovus and its Material Subsidiaries, necessary to permit the operation of its business as presently owned and conducted, other than where the failure to have such good and sufficient title would not individually or in the aggregate have a Material Adverse Effect on Cenovus. Cenovus does not have any knowledge nor is aware of any defects, failures or impairments in the title of Cenovus to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate would have a Material Adverse Effect on Cenovus.

(kk)	No Defaults under Leases and Agreements.
(i)
Cenovus has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Cenovus's assets to which Cenovus is a party or by or to which Cenovus or any of its assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Cenovus.

(ii)	To the knowledge of Cenovus:
(A)	Cenovus is in good standing under all, and is not in default under any; and
(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Cenovus, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on Cenovus.
(ll)
No Encumbrances. Cenovus has not encumbered or alienated its interest in its assets or agreed to do so and its assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are not material in the aggregate.

(mm)
Ownership of Material Property. Each of Cenovus and its Material Subsidiaries has ownership of all material property (including oil and gas leasehold interests in accordance with industry standard oilfield practice) necessary to the operation of its business, in each case free and clear of all Encumbrances and other material adverse claims known to Cenovus, other than such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are material in the aggregate.

(nn)
No ROFRs. There are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any of Cenovus's assets as a consequence of the Parties entering into this Agreement or the Arrangement, other than where such rights would not individually or in the aggregate have a Material Adverse Effect on Cenovus.

(oo)
Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents pertaining to the oil and gas (onshore and offshore) assets of Cenovus and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Cenovus.

(pp)
Reserves. A true and complete copy of each of the reports prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") for the year ended December 31, 2019 and by GLJ Ltd. ("GLJ") for the year ended December 31, 2019 with respect to Cenovus's reserves (together, the "Cenovus Reserves Reports") has been provided to Husky. Cenovus co-operated with GLJ and McDaniel in the preparation of the Cenovus Reserves Reports, which have been accepted and approved by the Safety, Environment, Responsibility and Reserves Committee and the Cenovus Board. Cenovus has made available to GLJ and McDaniel prior to the issuance of the Cenovus Reserves Reports for the purpose of preparing such reports, all information within Cenovus's power or possession requested by GLJ or McDaniel, which information did not to Cenovus's knowledge, at the time such information was provided, contain any misrepresentation and Cenovus does not have any knowledge of any change in the production, cost, reserves, resources or other relevant information provided to GLJ or McDaniel since the date that such information was so provided that would result, individually or in the aggregate, in a Material Adverse Effect. Cenovus believes that the Cenovus Reserves Reports reasonably present the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with the crude oil, natural gas and NGL properties evaluated in such reports as at December 31, 2019, based upon information available at the time such reserves information was prepared, and Cenovus believes that at the date of such reports, they reasonably presented the aggregate estimated quantity and pre-tax net present values of such reserves or the estimated monthly production volumes therefrom. Each of GLJ and McDaniel, who prepared the Cenovus Reserves Reports, are, to Cenovus's knowledge, independent reserves evaluators in respect of the Cenovus Reserves Reports as required by the applicable securities laws in Canada as interpreted and applied by the securities commission or similar securities regulatory authority in each of the provinces and territories of Canada.

(qq)
Licences. Each member of the Cenovus Group has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations, the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Cenovus.

(rr)
Long-Term Hedging Transactions. Each member of the Cenovus Group has no obligations or liabilities, direct or indirect, vested or contingent in respect of any Hedging Transaction except with respect to Hedging Transactions entered in the ordinary course of business consistent with past practice and as permitted under Cenovus's corporate policies.

(ss)
Employee Benefit Plans. Cenovus has made available to Husky true, complete and correct copies of each material option, incentive compensation, deferred compensation, share purchase or share-based compensation plan and each other material employee or director compensation or benefit plan, agreement or arrangement, or any similar agreement, plan, policy or other arrangement (and any amendments thereto), for the benefit of directors or former directors of the members of the Cenovus Group, consultants or former consultants of the members of the Cenovus Group, employees or former employees of the members of the Cenovus Group, which are maintained by, contributed to, or binding upon any member of the Cenovus Group or in respect of which any member of the Cenovus Group thereof has any actual or potential liability (the "Cenovus Employee Plans"), and:

(i)	each Cenovus Employee Plan has been maintained and administered in material compliance with its terms and is funded in accordance with Applicable Laws;
(ii)	all required material employer contributions under any Cenovus Employee Plans have been made in accordance with the terms thereof;
(iii)
each Cenovus Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)
to the knowledge of Cenovus, there are no pending or anticipated material claims against or otherwise involving any of the Cenovus Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Cenovus Employee Plan activities) has been brought against or with respect to any Cenovus Employee Plan;

(v)	all material contributions, reserves or premium payments required to be made to the Cenovus Employee Plans have been made or accrued for in the books and records of Cenovus;
(vi)
other than as disclosed in writing by Cenovus to Husky, the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not under any Cenovus Employee Plan result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of any member of the Cenovus Group, or will not limit the right of any member of the Cenovus Group to amend, merge, terminate or receive a reversion of assets from any Cenovus Employee Plan or related trust; and

(vii)	all material unfunded liabilities in respect of the Cenovus Employee Plans have been reflected in the Cenovus Financial Statements or accrued for in the books and records of Cenovus.
(tt)	Employment Agreements and Collective Agreements.
(i)
No member of the Cenovus Group is a party to, nor is engaged in any negotiations with respect to, any employment agreement with any employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any Cenovus employee as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated herein.

(ii)
No member of the Cenovus Group is a party to, nor is engaged in any negotiations with respect to, any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Cenovus employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of the Cenovus Group by way of certification, interim certification, voluntary recognition or succession rights of any Cenovus employees.

(iii)
There is no labour strike, dispute, lock-out, work slowdown or stoppage or concerted work refusal outstanding, pending or involving any member of the Cenovus Group and, to the knowledge of Cenovus, no labour strike, dispute, lock-out, work slowdown or stoppage is threatened against any member of the Cenovus Group. No trade union has applied to have any member of the Cenovus Group declared a related successor, or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which the Cenovus Group carries on business.

(iv)
No unfair labour practice complaint, grievance or arbitration proceeding is pending or involving any member of the Cenovus Group and, to the knowledge of Cenovus, no member of the Cenovus Group has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding has been threatened against any member of the Cenovus Group, in each case other than as in the aggregate would be material to Cenovus.

(v)
Each member of the Cenovus Group is in material compliance with all terms and conditions of employment and all Applicable Laws respecting employment, including pay equity, human rights, privacy, employment standards, worker's compensation and occupational health and safety, and there are no outstanding actual or, to the knowledge of Cenovus, threatened claims, complaints, investigations or orders under any such Laws, other than as in the aggregate do not have a Material Adverse Effect on Cenovus.

(vi)
Other than as disclosed in writing by Cenovus to Husky, all amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay and other employee benefits in respect of employees of the Cenovus Group which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of Cenovus.

(vii)
There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing by any member of the Cenovus Group pursuant to any workers' compensation legislation and Cenovus has not been reassessed in any material respect under such legislation and, to the knowledge of Cenovus, no audit of Cenovus is currently being performed pursuant to any applicable worker's compensation legislation.

(viii)
There are no material charges pending with respect to the Cenovus Group under applicable Occupational Health and Safety legislation ("OHSL"). Each member of the Cenovus Group has complied in all material respects with the terms and conditions of the OHSL, as well as with any orders issued under OHSL. There are no appeals of any material orders under OHSL currently outstanding.

(ix)
Each member of the Cenovus Group has in all material respects properly classified each contractor and contingent worker directly engaged or retained by a member of the Cenovus Group in accordance with all Applicable Laws and there are no outstanding actual or, to the knowledge of Cenovus, threatened material claims, complaints or investigations regarding any member of the Cenovus Group's classification of such contractors and contingent workers.

(uu)
Insurance. Policies of insurance are in force naming Cenovus as an insured that adequately cover all risks as are customarily covered by oil and gas (onshore and offshore) producers and distributors in the industry in which Cenovus operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on Cenovus.

(vv)
Indebtedness To and By Officers, Directors and Others. Cenovus is not indebted to any of the directors, officers, employees or consultants of the members of the Cenovus Group, or any of their respective associates or affiliates, or other parties not at arm's length to Cenovus, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Cenovus.

(ww)
Compliance with Laws. Each member of the Cenovus Group has complied with and is not in violation of any Applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Cenovus.

(xx)
Possession of Intellectual Property. (i) The members of the Cenovus Group own with good and valid title thereto, free and clear of all Encumbrances, or have the full right or license to use, and to continue to use, the Intellectual Property Rights owned by, licensed to, or used by any of them in the operation, conduct or maintenance of their respective businesses in the manner presently and historically operated, conducted and maintained (collectively, the "Cenovus Group IP"); (ii) the Cenovus Group IP is sufficient for each member of the Cenovus Group to operate, conduct and maintain its respective business in the manner presently and historically operated, conducted and maintained; (iii) neither the operation, conduct or maintenance by any member of the Cenovus Group of its respective business in the manner presently and historically operated, conducted and maintained, nor the use by any member of the Cenovus Group of any Cenovus Group IP in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights or any other rights of any third party, or breaches any duty or obligation owed to any third party; (iv) no member of the Cenovus Group has received any notice, complaint, threat or claim alleging: (A) the infringement, misappropriation, misuse or violation of any Intellectual Property Right or other right of any third party or breach of any duty or obligation owed to any third party; or (B) that a member of the Cenovus Group does not own any Cenovus Group IP or, in the case of Cenovus Group IP which is licensed to a member of the Cenovus Group, that such member does not have the right to use such Intellectual Property Rights in connection with the operation, conduct and maintenance of its business in the manner presently and historically operated, conducted and maintained; (v) each member of the Cenovus Group has used and continues to use reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the Cenovus Group IP; (vi) the Information Technology owned, licensed, leased or used by any member of the Cenovus Group (collectively, the "Cenovus Group IT") meets or exceeds industry standards, and adequately satisfies the data processing and other computing needs of the respective businesses and operations of each member of the Cenovus Group as presently and historically operated, conducted and maintained; (vii) each member of the Cenovus Group: (A) has and continues to use reasonable commercial efforts to protect the security and integrity of the Cenovus Group IT and the information thereon; and (B) has adopted administrative, procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are consistent with or exceed current industry standards, to adequately and properly ensure the protection of its respective business; and (viii) each member of the Cenovus Group has collected, used, disclosed, stored, and otherwise processed all Personal Information under its custody and control materially in accordance with applicable data protection and privacy Laws.

(yy)	Corrupt Practices and Trade Legislation.
(i)
To the knowledge of Cenovus, no member of the Cenovus Group, or any director, officer, agent, employee or affiliate of any member of the Cenovus Group acting in their capacity as such, has, directly or indirectly, (A) made or authorized, or promised to make or authorize, any contribution, payment or gift of funds, property or other thing of value to any official, employee or agent of any governmental agency, authority or instrumentality (including government-owned or –controlled businesses) of any jurisdiction or any official or employee of any public international organization, state-owned enterprise, or a close relative thereof, or (B) made, or promised to make, or authorized any contribution, payment or gift of funds, property or other thing of value to any candidate for public office, to any political party, political party official or employee, in either case, where either the payment or the purpose of such contribution, payment, gift or other thing of value to improperly influence any government action or decision or to secure an improper advantage for the purpose of obtaining or retaining business, or was, is, or would be prohibited under applicable legislation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other applicable legislation of any jurisdiction covering a similar subject matter ("Anti-Corruption Laws") applicable to any member of the Cenovus Group and its operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation. This includes, for greater certainty, policies and procedures that are designed to ensure compliance by any third party agents, representatives or business partners that interact with foreign public officials on Cenovus's behalf with Applicable Laws that prohibit corruption or bribery. To the knowledge of Cenovus, no action, suit or proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving the Cenovus Group or any member of the Cenovus Group or any with respect to the Anti-Corruption Laws is pending or threatened or has been pending or threatened.

(ii)
During the periods of the Cenovus Financial Statements, the operations of the Cenovus Group and its members are and have been conducted at all times in compliance with applicable statutory and regulatory financial recordkeeping and reporting requirements, the accurate books and requirements of Anti-Corruption Laws, and applicable anti-money laundering statutes and the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws"). To the knowledge of Cenovus, no action, suit, proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving the Cenovus Group or any member of the Cenovus Group with respect to the Money Laundering Laws is pending or threatened or has been pending or threatened.

(iii)
No member of the Cenovus Group nor, to the knowledge of Cenovus, any director, officer, agent, employee or affiliate of any member of the Cenovus Group has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"), Global Affairs Canada or Public Safety Canada imposed upon such Person; and no member of the Cenovus Group is in violation of any of the economic sanctions of the United States administered by OFAC, Global Affairs Canada or Public Safety Canada or any Applicable Law or executive order relating thereto (the "Economic Sanctions"), including, for greater certainty, Economic Sanctions that restrict oil and gas sector investments and trade in oil and gas sector equipment to certain destinations such as Russia, Iran and Syria, or is conducting or has conducted business with any Person who is the target of any Economic Sanctions in violation of applicable Economic Sanctions.

(iv)
There have been no material inaccurate or fictitious entries made in the books or records of any member of the Cenovus Group (to the extent such books or records are kept in connection with the books and records of Cenovus) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and no member of the Cenovus Group, or, to the knowledge of Cenovus, its affiliates has directly or indirectly established or maintained a secret or unrecorded fund.

(v)
The Cenovus Group: (A) maintains systems of accounting and internal controls sufficient to provide reasonable assurances that: (1) the books and records of the Cenovus Group accurately and fairly reflect the transactions of the members of the Cenovus Group in reasonable detail; (2) transactions are executed in accordance with management's general or specific authorization; and (3) transactions are recorded as necessary to maintain accountability for assets; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that each entity's financial statements and all of them are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Applicable Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics required by Applicable Law and otherwise reasonably sufficient to provide reasonable assurances that the business of the Cenovus Group is conducted without any of the actions described in clause (i)(A), (i)(B), and (i)(C) of this Section (yy) and, to the knowledge of Cenovus, there has not been any material breach of such policies or procedures.

(vi)
Without limiting the generality of the foregoing, each member of the Cenovus Group, and each of their respective officers and employees, and each of their respective consultants, agents and representatives, acting in their capacity as such, is in material compliance with all Applicable Laws relating to its lobbying activities and campaign contributions, if any, and all filings required to be made under any Applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority in all material respects.

(vii)	For the avoidance of doubt, any reference to "other thing of value" in this Section (yy) includes meals, entertainment, travel and lodging.
(viii)	For purposes of this Section (yy) only, "affiliates" means those affiliates acting in connection with the properties, assets or business of any member of the Cenovus Group.
(zz)
Disclosure. To the knowledge of Cenovus, Cenovus has not withheld from Husky any material information or documents concerning any member of the Cenovus Group or their respective assets or liabilities during the course of Husky's review of Cenovus and its assets. No representation or warranty contained in this Agreement or other disclosure document provided or to be provided to Husky by Cenovus pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

SCHEDULE "F"

REPRESENTATIONS AND WARRANTIES OF HUSKY
(a)
Organization and Qualification. Each of Husky and its Material Subsidiaries is a corporation or partnership, as applicable, duly incorporated or formed, validly existing and in good standing under the Applicable Laws of its jurisdiction of incorporation, formation or continuance and has the requisite corporate or partnership power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Husky is, and its Material Subsidiaries are, duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Husky and its Material Subsidiaries taken as a whole.

(b)
Authority Relative to this Agreement. Husky has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement, and the consummation by Husky of the transactions contemplated hereunder, and the participation by Husky in the Arrangement contemplated hereby have been duly authorized by the Husky Board and, subject to the approval of the Arrangement Resolution by Husky Common Shareholders and holders of Husky Options, the approval of the Preferred Shareholder Resolution by Husky Preferred Shareholders and the approval of the Circular and matters relating to the Husky Meeting by the Husky Board, no other corporate proceedings on the part of Husky are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Husky and constitutes a legal, valid and binding obligation of Husky enforceable against it in accordance with the terms thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)
Material Subsidiaries. Husky has no Material Subsidiaries other than Husky Oil Operations Limited, Husky Energy International Corporation, Lima Refining Company, Husky Marketing and Supply Company, Husky Oil Limited Partnership, Husky Energy Marketing Partnership, Sunrise Oil Sands Partnership, BP-Husky Refining LLC and Husky Atlantic Partnership. None of Husky's Material Subsidiaries are currently prohibited, directly or indirectly, from paying any dividends to Husky, from making any other distribution on such Material Subsidiary's capital stock, from repaying to Husky any loans or advances to such Material Subsidiary from Husky.

(d)
Ownership of Subsidiaries. Husky is, except as pursuant to restrictions on transfer contained in constating documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving subsidiaries which are not wholly owned, the beneficial direct or indirect owner of all of the outstanding shares and other ownership interests of the subsidiaries of Husky with good title thereto free and clear of any and all Encumbrances. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of the subsidiaries of Husky. All of the outstanding shares of capital stock and other ownership interests in the subsidiaries of Husky are validly issued, fully paid and non-assessable and are not subject to, except as disclosed in writing by Husky to Cenovus, nor were they issued in violation of, any pre-emptive rights.

(e)	No Violation; Absence of Defaults and Conflicts.
(i)
No member of the Husky Group is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which any member of the Husky Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any member of the Husky Group is bound, except for such defaults which would not result in a Material Adverse Effect on Husky.

(ii)
Neither the execution and delivery of this Agreement by Husky nor the consummation of the Arrangement contemplated by this Agreement nor compliance by Husky with any of the provisions hereof will: (A) except as disclosed in writing by Husky to Cenovus, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Husky or any of its subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) their respective charter or by-laws; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which any member of the Husky Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any member of the Husky Group is bound; or (B) subject to obtaining the Key Regulatory Approvals and the requisite approvals of the Cenovus Common Shareholders, the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options, the Court, the TSX and the NYSE and compliance with Applicable Canadian Securities Laws, violate any Laws applicable to any member of the Husky Group or any of their respective properties or assets or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect (except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Husky).

(iii)
Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the Key Regulatory Approvals and the requisite approvals of the Cenovus Common Shareholders, the Husky Common Shareholders, the Husky Preferred Shareholders, the holders of Husky Options, the Court, the TSX and the NYSE: (A) there is no legal impediment to Husky's consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is required of Husky in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Husky or significantly impede the ability of Husky to consummate the Arrangement.

(f)
Funds Available. Husky has, and will until the Effective Time have, sufficient funds available or available under its credit facilities to: (i) pay the Cenovus Termination Amount pursuant to Section 7.2; and (ii) satisfy its payment obligations to the holders of Husky Incentives in connection with the Arrangement.

(g)
Litigation. There are no actions, suits, proceedings or investigations by Governmental Authorities pending or, to the knowledge of Husky, threatened, affecting or that would reasonably be expected to affect the Husky Group or any of its properties or assets at law or equity or before or by any court or Governmental Authority which action, suit, proceeding or investigation involves a reasonable possibility of any judgment against or liability of the Husky Group which, if successful, would have a Material Adverse Effect on Husky or would significantly impede the ability of Husky to consummate the Arrangement. No member of the Husky Group is subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on Husky or would significantly impede the ability of Husky to consummate the Arrangement.

(h)
Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of each member of the Husky Group have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material Taxes due or payable by any member of the Husky Group, whether or not shown to be payable on such Returns, have been paid in full on a timely basis, other than any such Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established.

(i)
Tax Reserves. Husky has provided adequate accruals in the Husky Financial Statements for material impacts to deferred Taxes payable and current Taxes payable by, or required to be withheld and remitted by, any member of the Husky Group, which Taxes are not yet payable to the applicable Governmental Authority, in each case in conformity with IFRS.

(j)
Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of any member of the Husky Group that would have a Material Adverse Effect on Husky. No member of the Husky Group is a party to any action or proceeding for assessment or collection of Taxes that would have a Material Adverse Effect on Husky, nor, to the knowledge of Husky, has such an event been asserted or threatened against any member of the Husky Group or any of their respective assets that would have a Material Adverse Effect on Husky.

(k)
Withholding Taxes. Each member of the Husky Group has paid or has withheld and remitted to the appropriate Governmental Authority all material Taxes required to be paid, withheld and remitted by them, including in connection with amounts paid or owing to employees, non-residents of Canada, independent contractors, creditors, shareholders or other third parties.

(l)
Full Disclosure. The data and information in respect of Husky's Tax position provided by Husky to Cenovus in Husky's virtual data room as of 5:00 p.m. (Calgary time) on October 23, 2020 and otherwise made available to Cenovus in writing, was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Husky has no knowledge of any material adverse change to the Tax of the Husky Group from that disclosed in such data and information.

(m)
Foreign Returns. Except as disclosed in writing by Husky to Cenovus, no member of the Husky Group has filed, or has been required or is currently required to file, any Returns with any Governmental Authority outside of the jurisdiction of incorporation or establishment of such member, and no claims have ever been made by a Governmental Authority that any member of the Husky Group is or may be subject to Tax in a jurisdiction where it does not file Returns.

(n)
GST and Similar Taxes. The books and records of the Husky Group fairly and correctly set out and disclose, in all material respects, all liabilities and unclaimed input tax credits under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services or harmonized sales tax or any similar legislation, and fairly and correctly set out and disclose in all material respects all liabilities and remittances in respect of any provincial sales tax, fuel tax, or any other value-added tax. All financial transactions of each member of the Husky Group have been accurately and completely recorded, in all material respects in the books and records of each member of the Husky Group.

(o)	Residence. Husky is a "Canadian corporation" as defined in the Tax Act.
(p)
Listed Transactions. No member of the Husky Group has (A) participated in any listed transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Tax law) or (B) taken any reporting position on a Return, which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Internal Revenue Code (or any similar provision of state or local Tax law), and (ii) has not adequately been disclosed on such Return in accordance with Section 6662(d)(2)(B) of the Internal Revenue Code (or any similar provision of state or local Tax law).

(q)
Tax Sharing Agreements. No member of the Husky Group is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, Contract or arrangement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or has any liability for material Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Internal Revenue Code, filing consolidated federal income Tax Returns of which a member of the Husky Group is the common parent) under U.S. Treasury Regulations Section 1.1502 6 or similar provision of state, local or non-U.S. Tax law, as a transferee or successor, by Contract or otherwise.

(r)
Distributing or Controlled Corporation. No member of the Husky Group has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of shares qualifying or intending to qualify for tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this acquisition.

(s)
Reporting Issuer Status. Husky is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Husky Common Shares and the issued and outstanding Husky Preferred Shares are listed and posted for trading on the TSX, and Husky is in material compliance with the applicable rules of the TSX.

(t)
Capitalization. As of the Agreement Date, the authorized capital of Husky consists of an unlimited number of Husky Common Shares and Husky Preferred Shares, issuable in series, in each case, in a number within the limits on issue set out in Husky's articles (as amended). As of the Agreement Date, 1,005,121,738 Husky Common Shares, 10,435,932 Husky Series 1 Preferred Shares, 1,564,068 Husky Series 2 Preferred Shares, 10,000,000 Husky Series 3 Preferred Shares, nil Husky Series 4 Preferred Shares, 8,000,000 Husky Series 5 Preferred Shares, nil Husky Series 6 Preferred Shares, 6,000,000 Husky Series 7 Preferred Shares and nil Husky Series 8 Preferred Shares are issued and outstanding. As of the Agreement Date, other than 19,222,040 Husky Options and the Husky Preferred Shares, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Husky of any securities of Husky (including Husky Common Shares and Husky Preferred Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Husky (including Husky Common Shares and Husky Preferred Shares). All issued and outstanding Husky Common Shares and Husky Preferred Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Husky Common Shares issuable upon the exercise of Husky Options in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Husky Common Shares and the issued and outstanding Husky Preferred Shares, there are no securities of Husky outstanding which have the right to vote generally with Husky Common Shareholders or Husky Preferred Shareholders on any matter. As of the Agreement Date, there are: (i) 19,702,898 Husky PSUs entitling holders thereof to receive a cash payment upon vesting of such Husky PSUs in accordance with the provisions of the Husky PSU Plan; and (ii) 445,164 Husky DSUs entitling holders thereof to receive cash payments equivalent to the value of Husky Common Shares underlying such Husky DSUs upon ceasing to be a member of the Husky Board.

(u)
No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Husky Common Shares or the Husky Preferred Shares or any other securities of Husky has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Husky, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(v)
Material Agreements. Other than this Agreement, Husky has not entered into any material agreements which are required to be filed by Husky under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by Husky.

(w)
Non-Competition Agreements. No member of the Husky Group is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of the Husky Group is or is reasonably expected to be conducted.

(x)
Filings. Husky has filed all material documents required to be filed by it with all applicable Governmental Authorities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(y)
Books and Records. The corporate records and minute books of each member of the Husky Group have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(z)
Financial Statements. The Husky Financial Statements, and any interim or annual financial statements filed by or on behalf of Husky on and after the Agreement Date with any securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were, or when so filed, will have been, prepared in accordance with IFRS (consistently applied), and present, or when so filed will present, fairly in accordance with IFRS the consolidated financial position, results of operations and changes in financial position of Husky on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Husky's accounting policies, except as described in the notes to the Husky Financial Statements, since January 1, 2020.

(aa)
Financial Reporting. Each member of the Husky Group maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect on Husky; management of Husky has assessed the effectiveness of Husky's internal control over financial reporting, as at December 31, 2019, and has concluded that such internal control over financial reporting was effective as of such date.

(bb)
Disclosure Controls and Procedures. Husky maintains disclosure controls and procedures that comply with the requirements of Applicable Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by Husky in the reports that it files or submits under Applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2019 at a reasonable assurance level.

(cc)	Absence of Undisclosed Liabilities. Husky has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:
(i)	those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the Husky Financial Statements (the "Husky Balance Sheet");
(ii)	those incurred in the ordinary course of business and not required to be set forth in the Husky Balance Sheet under IFRS;
(iii)	those disclosed in writing by Husky to Cenovus and incurred in the ordinary course of business since the date of the Husky Balance Sheet and consistent with past practice; and
(iv)	those incurred in connection with the execution of this Agreement.
(dd)
No Material Adverse Change. Except for the Arrangement or any action taken in accordance with this Agreement, since September 30, 2020: (i) each member of the Husky Group has conducted its business only in the ordinary and normal course substantially consistent with past practice, subject to the Husky Group's compliance with laws related to, and the impact on the Husky Group's business of, the COVID-19 pandemic and such pandemic's continuing effect on working restrictions and the local, national and global economy (including any work stoppages or operational stoppages necessary to safeguard life or property); (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Husky Group (taken as a whole) has been incurred other than in the ordinary course of business; (iii) there has not been any Material Adverse Change in respect of Husky; and (iv) there have been no material facts, transactions, events or occurrences which would have a Material Adverse Effect on Husky.

(ee)
Conduct of Business. Since September 30, 2020, no member of the Husky Group has taken any action that would be in violation of Section 3.2 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Husky or would not significantly impede Husky's ability to consummate the Arrangement contemplated hereby.

(ff)	Foreign Private Issuer. Husky is a "foreign private issuer" as defined in Rule 405 of Regulation C under the U.S. Securities Act.
(gg)	Environmental.
(i)
There have not occurred any material spills, emissions or pollution on any property of Husky or as a result of its operations that have not been remediated in compliance with Environmental Laws, nor has Husky been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws that have not been complied with, except in each case to the extent any of such material spills, emissions or pollution on property or stop orders, control orders, clean-up order or reclamation orders would not individually or in the aggregate have a Material Adverse Effect on Husky. All operations of the members of the Husky Group have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Husky. No member of the Husky Group is aware of, or is subject to:

(A)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or
(B)
any demand or notice with respect to the breach of any Environmental Laws applicable to any member of the Husky Group, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Husky.
(ii)
In the ordinary course of its business, Husky periodically reviews the effect of Environmental Laws on various business, operations and properties of the Husky Group, in the course of which it identifies and evaluates associated costs and liabilities (including any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Husky has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change.

(hh)
Title. Husky and its Material Subsidiaries have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Husky and its Material Subsidiaries, necessary to permit the operation of its business as presently owned and conducted, other than where the failure to have such good and sufficient title would not individually or in the aggregate have a Material Adverse Effect on Husky. Husky does not have any knowledge nor is aware of any defects, failures or impairments in the title of Husky to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate would have a Material Adverse Effect on Husky.

(ii)	No Defaults under Leases and Agreements.
(i)
Husky has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Husky's assets to which Husky is a party or by or to which Husky or any of its assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Husky.

(ii)	To the knowledge of Husky:

(A)	Husky is in good standing under all, and is not in default under any; and
(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Husky, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on Husky.
(jj)
No Encumbrances. Husky has not encumbered or alienated its interest in its assets or agreed to do so and its assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are material in the aggregate.

(kk)
Ownership of Material Property. Each of Husky and its Material Subsidiaries has ownership of all material property (including oil and gas leasehold interests in accordance with industry standard oilfield practice) necessary to the operation of its business, in each case free and clear of all Encumbrances and other material adverse claims known to Husky, other than such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are material in the aggregate.

(ll)
No ROFRs. There are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any of Husky's assets as a consequence of the Parties entering into this Agreement or the Arrangement, other than where such rights would not individually or in the aggregate have a Material Adverse Effect on Husky.

(mm)
Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents pertaining to the oil and gas (onshore and offshore) assets of Husky and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Husky.

(nn)
Reserves. Husky believes that the Reserves Disclosure reasonably presents the estimated quantity and pre-tax net present value of liquids and natural gas properties evaluated in such report as at December 31, 2019 based upon information available at the time such reserves information was prepared, and Husky believes that at the date of such report it reasonably presented the aggregate estimated quantity or pre-tax net present values of such reserves or estimated monthly production volumes therefrom. Husky made available to Sproule, prior to the issuance of the Sproule Audit Opinion, for the purposes of preparing such opinion, all information requested by Sproule, which information did not contain any material misrepresentation at the time such information was provided.

(oo)
Licences. Each member of the Husky Group has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Husky.

(pp)
Long-Term Hedging Transactions. Each member of the Husky Group has no obligations or liabilities, direct or indirect, vested or contingent in respect of any Hedging Transaction except with respect to Hedging

Transactions entered in the ordinary course of business consistent with past practice and as permitted under Husky's corporate policies.

(qq)
Employee Benefit Plans. Husky has made available to Cenovus true, complete and correct copies of each material option, incentive compensation, deferred compensation, share purchase or share-based compensation plan and each other material employee or director compensation or benefit plan, agreement or arrangement, or any similar agreement, plan, policy or other arrangement (and any amendments thereto), for the benefit of directors or former directors of the members of the Husky Group, consultants or former consultants of the members of the Husky Group, employees or former employees of the members of the Husky Group, which are maintained by, contributed to, or binding upon any member of the Husky Group or in respect of which any member of the Husky Group thereof has any actual or potential liability (the "Husky Employee Plans"), and:

(i)	each Husky Employee Plan has been maintained and administered in material compliance with its terms, any Husky Collective Agreements and is funded in accordance with Applicable Laws;
(ii)	all required material employer contributions under any Husky Employee Plans have been made in accordance with the terms thereof;
(iii)
each Husky Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)
to the knowledge of Husky, there are no pending or anticipated material claims against or otherwise involving any of the Husky Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Husky Employee Plan activities) has been brought against or with respect to any Husky Employee Plan;

(v)	all material contributions, reserves or premium payments required to be made to the Husky Employee Plans have been made or accrued for in the books and records of Husky;
(vi)
except as disclosed in writing by Husky to Cenovus, the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not under any Husky Employee Plan result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of any member of the Husky Group, or will not limit the right of any member of the Husky Group to amend, merge, terminate or receive a reversion of assets from any Husky Employee Plan or related trust; and

(vii)	all material unfunded liabilities in respect of the Husky Employee Plans have been reflected in the Husky Financial Statements or accrued for in the books and records of Husky.
(rr)	Employment Agreements and Collective Agreements.
(i)
Other than as disclosed in writing by Husky to Cenovus, no member of the Husky Group is a party to, nor is engaged in any negotiations with respect to, any employment agreement with any employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any Husky employee as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated herein.

(ii)
Except for the Husky Collective Agreements: (A) no member of the Husky Group is a party to, nor is engaged in any negotiations with respect to, any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Husky employee; and (B) no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of the Husky Group by way of certification, interim certification, voluntary recognition or succession rights of any Husky employees.

(iii)
There is no labour strike, dispute, lock-out, work slowdown or stoppage or concerted work refusal outstanding, pending or involving any member of the Husky Group and, to the knowledge of Husky, no labour strike, dispute, lock-out, work slowdown or stoppage is threatened against any member of the Husky Group.

(iv)
No member of the Husky Group is in material breach of any Husky Collective Agreement, and, except as set out in the Husky Collective Agreements, no member of the Husky Group has any outstanding obligations existing under any collective agreements to deduct, remit, withhold or contribute in any manner.

(v)
No unfair labour practice complaint, grievance or arbitration proceeding is pending or involving any member of the Husky Group and, to the knowledge of Husky, no member of the Husky Group has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding has been threatened against any member of the Husky Group, in each case other than as in the aggregate would be material to Husky.

(vi)
Each member of the Husky Group is in material compliance with all terms and conditions of employment and all Applicable Laws respecting employment, including pay equity, human rights, privacy, employment standards, worker's compensation and occupational health and safety, and there are no outstanding actual or, to the knowledge of Husky, threatened claims, complaints, investigations or orders under any such Laws, other than as in the aggregate do not have a Material Adverse Effect on Husky.

(vii)
All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay and other employee benefits in respect of employees of the Husky Group which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of Husky.

(viii)
There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing by any member of the Husky Group pursuant to any workers' compensation legislation and Husky has not been reassessed in any material respect under such legislation and, to the knowledge of Husky, no audit of Husky is currently being performed pursuant to any applicable worker's compensation legislation.

(ix)
There are no material charges pending with respect to the Husky Group under OHSL. Each member of the Husky Group has complied in all material respects with the terms and conditions of the OHSL, as well as with any orders issued under OHSL. There are no appeals of any material orders under OHSL currently outstanding.

(x)
Each member of the Husky Group has in all material respects properly classified each contractor and contingent worker directly engaged or retained by a member of the Husky Group in accordance with all Applicable Laws and there are no outstanding actual or, to the knowledge of Husky, threatened material claims, complaints or investigations regarding any member of the Husky Group's classification of such contractors and contingent workers.

(ss)
Insurance. Policies of insurance are in force naming Husky as an insured that adequately cover all risks as are customarily covered by oil and gas (onshore and offshore) producers and distributors in the industry in which Husky operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on Husky.

(tt)
Indebtedness To and By Officers, Directors and Others. Husky is not indebted to any of the directors, officers, employees or consultants of the members of the Husky Group, or any of their respective associates or affiliates, or other parties not at arm's length to Husky, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Husky.

(uu)
Compliance with Laws. Each member of the Husky Group has complied with and is not in violation of any Applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Husky.

(vv)
Possession of Intellectual Property. (i) The members of the Husky Group own with good and valid title thereto, free and clear of all Encumbrances, or have the full right or license to use, and to continue to use, the Intellectual Property Rights owned by, licensed to, or used by any of them in the operation, conduct or maintenance of their respective businesses in the manner presently and historically operated, conducted and maintained (collectively, the "Husky Group IP"); (ii) the Husky Group IP is sufficient for each member of the Husky Group to operate, conduct and maintain its respective business in the manner presently and historically operated, conducted and maintained; (iii) neither the operation, conduct or maintenance by any member of the Husky Group of its respective business in the manner presently and historically operated, conducted and maintained, nor the use by any member of the Husky Group of any Husky Group IP in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights or any other rights of any third party, or breaches any duty or obligation owed to any third party; (iv) no member of the Husky Group has received any notice, complaint, threat or claim alleging: (A) the infringement, misappropriation, misuse or violation of any Intellectual Property Right or other right of any third party or breach of any duty or obligation owed to any third party; or (B) that a member of the Husky Group does not own any Husky Group IP or, in the case of Husky Group IP which is licensed to a member of the Husky Group, that such member does not have the right to use such Intellectual Property Rights in connection with the operation, conduct and maintenance of its business in the manner presently and historically operated, conducted and maintained; (v) each member of the Husky Group has used and continues to use reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the Husky Group IP; (vi) the entering into of this Agreement will not trigger any material change of control payments or fees under any seismic license agreements; (vii) the Information Technology owned, licensed, leased or used by any member of the Husky Group (collectively, the "Husky Group IT") meets or exceeds industry standards, and adequately satisfies the data processing and other computing needs of the respective businesses and operations of each member of the Husky Group as presently and historically operated, conducted and maintained; (viii) each member of the Husky Group: (A) has and continues to use reasonable commercial efforts to protect the security and integrity of the Husky Group IT and the information thereon; and (b) has adopted administrative, procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are consistent with or exceed current industry standards, to adequately and properly ensure the protection of its respective business; and (ix) each member of the Husky Group has collected, used, disclosed, stored, and otherwise processed all Personal Information under its custody and control materially in accordance with applicable data protection and privacy Laws.

(ww)	Corrupt Practices and Trade Legislation.
(i)
To the knowledge of Husky, no member of the Husky Group, or any director, officer, agent, employee or affiliate of any member of the Husky Group acting in their capacity as such, has, directly or indirectly, (A) made or authorized, or promised to make or authorize, any contribution, payment or gift of funds, property or other thing of value to any official, employee or agent of any governmental agency, authority or instrumentality (including government-owned or –controlled businesses) of any jurisdiction or any official or employee of any public international organization, state-owned enterprise, or a close relative thereof, or (B) made, or promised to make, or authorized any contribution, payment, or gift of funds, property or other thing of value to any candidate for public office, to any political party, political party official or employee, in either case, where either the payment or the purpose of such contribution, payment, gift or other thing of value to improperly influence any government action or decision or to secure an improper advantage for the purpose of obtaining or retaining business, or was, is, or would be prohibited under Anti-Corruption Laws applicable to any member of the Husky Group and its operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation. This includes, for greater certainty, policies and procedures that are designed to ensure compliance by any third party agents, representatives or business partners that interact with foreign public officials on Husky's behalf with Applicable Laws that prohibit corruption or bribery. To the knowledge of Husky, no action, suit or proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving the Husky Group or any member of the Husky Group or any with respect to the Anti-Corruption Laws is pending or threatened or has been pending or threatened.

(ii)
During the periods of the Husky Financial Statements, the operations of the Husky Group and its members are and have been conducted at all times in compliance with the Money Laundering Laws. To the knowledge of Husky, no action, suit, proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving the Husky Group or any member of the Husky Group with respect to the Money Laundering Laws is pending or threatened or has been pending or threatened.

(iii)
No member of the Husky Group nor, to the knowledge of Husky, any director, officer, agent, employee or affiliate of any member of the Husky Group has had any sanctions administered by OFAC, Global Affairs Canada or Public Safety Canada imposed upon such Person; and no member of the Husky Group is in violation of any of the Economic Sanctions, including, for greater certainty, Economic Sanctions that restrict oil and gas sector investments and trade in oil and gas sector equipment to certain destinations such as Russia, Iran and Syria, or is conducting or has conducted business with any Person who is the target of any Economic Sanctions in violation of applicable Economic Sanctions.

(iv)
There have been no material inaccurate or fictitious entries made in the books or records of any member of the Husky Group (to the extent such books or records are kept in connection with the books and records of Husky) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and no member of the Husky Group, or, to the knowledge of Husky, its affiliates has directly or indirectly established or maintained a secret or unrecorded fund.

(v)
The Husky Group: (A) maintains systems of accounting and internal controls sufficient to provide reasonable assurances that: (1) the books and records of the Husky Group accurately and fairly reflect the transactions of the members of the Husky Group in reasonable detail; (2) transactions are executed in accordance with management's general or specific authorization; and (3) transactions are recorded as necessary to maintain accountability for assets; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that each entity's financial statements and all of them are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Applicable Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics required by Applicable Law and otherwise reasonably sufficient to provide reasonable assurances that the business of the Husky Group is conducted without any of the actions described in clause (i)(A), (i)(B), and (i)(C) of this Section (ww) and, to the knowledge of Husky, there has not been any material breach of such policies or procedures.

(vi)
Without limiting the generality of the foregoing, each member of the Husky Group, and each of their respective officers and employees, and each of their respective consultants, agents and representatives, acting in their capacity as such, is in material compliance with all Applicable Laws relating to its lobbying activities and campaign contributions, if any, and all filings required to be made under any Applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority in all material respects.

(vii)	For the avoidance of doubt, any reference to "other thing of value" in this Section (ww) includes meals, entertainment, travel and lodging.

(viii)	For purposes of this Section (ww) only, "affiliates" means those affiliates acting in connection with the properties, assets or business of any member of the Husky Group.
(xx)
Disclosure. Except as disclosed in writing by Husky to Cenovus, to the knowledge of Husky, Husky has not withheld from Cenovus any material information or documents concerning any member of the Husky Group or their respective assets or liabilities during the course of Cenovus's review of Husky and its assets. No representation or warranty contained in this Agreement or other disclosure document provided or to be provided to Cenovus by Husky pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

SCHEDULE "G"

FORM OF SUPPORT AGREEMENT
(attached)

Execution Version
SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT is made effective as of October 24th, 2020
BETWEEN:
CENOVUS ENERGY INC., a corporation existing under the laws of Canada (the "Corporation")
- and -
HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L., a société à responsibilité limitée existing under the laws of Luxembourg (the "Shareholder")
WHEREAS the Corporation and Husky Energy Inc. ("Husky") have, concurrently with the execution and delivery of this Agreement, entered into an arrangement agreement (as the same may be amended, modified or supplemented from time to time, the "Arrangement Agreement"), regarding a proposed arrangement under section 193 of the Business Corporations Act (Alberta) involving Husky, the Corporation and the shareholders of Husky (as the same may be amended, modified or supplemented from time to time, the "Arrangement");
AND WHEREAS the Arrangement contemplates, among other things, that the Corporation will acquire all of the issued and outstanding Husky Common Shares in consideration for Cenovus Common Shares and Cenovus Warrants, and each holder of Husky Common Shares will receive, for each Husky Common Share held, 0.7845 Cenovus Common Shares and 0.0651 Cenovus Warrants;
AND WHEREAS, as of the date hereof, the Shareholder beneficially owns, and exercises control or direction over 403,986,043 Husky Common Shares, representing approximately 40.19% of the total Husky Common Shares issued and outstanding at the date hereof, as more particularly set out in Schedule A hereto;
AND WHEREAS the Shareholder understands and acknowledges that the Corporation is entering into the Arrangement Agreement in reliance upon the execution and delivery of this Agreement by the Shareholder and the terms and conditions contained herein; and in consideration for the Corporation entering into the Arrangement Agreement, the Shareholder agrees to be bound by this Agreement, which sets out the terms and conditions upon which they have agreed, among other things, to support the Arrangement and to cause their respective Subject Securities to be voted in favour of the Arrangement;
NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties covenant and agree as follows:
1.	Definitions
Capitalized terms not otherwise defined in this Agreement shall have the meanings specified in the Arrangement Agreement.
In this Agreement (including the recitals hereto):

(a)
"Affiliate" means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person;

(b)	"Agreement" means this support agreement, as amended, modified or supplemented from time to time;
(c)	"Arrangement" has the meaning ascribed thereto in the recitals to this Agreement;
(d)	"Arrangement Agreement" has the meaning ascribed thereto in the recitals to this Agreement;
(e)	"Control" means as follows: a Person (first Person) is considered to Control another Person (second Person) if:
(i)
the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors (or the equivalent) of the second Person unless that first person holds the voting securities only to secure an obligation;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or
(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;
(f)	"Party" means a party to this Agreement, and "Parties" means all parties to this Agreement;
(g)
"Relevant Securities" means Husky Common Shares, Husky Preferred Shares and, if applicable after the date hereof, any other securities of Husky having voting rights in respect of the Arrangement under Applicable Laws;

(h)	"Representatives" means, with respect to any Person, any of such Person's directors, officers, employees, consultants, advisors, agents or other Person acting on behalf of the Person;
(i)	"Shareholder" has the meaning ascribed thereto in the recitals to this Agreement; and
(j)
"Subject Securities" means all Relevant Securities beneficially owned, or over which control or direction is exercised by the Shareholder, including any Relevant Securities that the Shareholder acquires beneficial ownership of, or control or direction over, after the date hereof.

2.	Shareholder Covenants
Subject to the terms and conditions of this Agreement, the Shareholder hereby covenants and agrees with the Corporation that, unless otherwise consented to in writing by the Corporation, the Shareholder shall:

(a)
vote (or cause to be voted) all Subject Securities at any meeting of Husky Common Shareholders (and any meeting of holders of any other Relevant Securities, as applicable, at which the Shareholder is entitled to vote), including the Husky Meeting:

(i)
for and in favour of the Arrangement Resolution (and, if the Subject Securities include any Husky Preferred Shares, the Preferred Shareholder Resolution) and any other matter necessary for the consummation of the Arrangement;

(ii)
other than as contemplated in paragraph (i), against any business combination, arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, liquidation, material asset sale or similar transaction involving Husky, or any issue of securities by Husky, or any resolution to approve, ratify or adopt any of the foregoing; and

(iii)
against any resolution, transaction or other action that is inconsistent with, or could reasonably be likely to impede, interfere with, delay, postpone, or adversely affect in any material respect, the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement, including against any Acquisition Proposal in respect of Husky, and cause the Subject Securities to be counted as present at the Husky Meeting and any such other meeting, as applicable, for quorum purposes;
(b)
without limiting paragraph 2(a): (i) duly deposit or deliver (or cause to be duly deposited or delivered) valid proxies or voting instruction forms, as applicable, duly completed and executed, in respect of the Subject Securities, at least fifteen (15) calendar days prior to the Husky Meeting, directing that all of the Husky Common Shares comprising all or a part of the Subject Securities in favour of the Arrangement Resolution (and, if applicable, all of the Husky Preferred Shares comprising a part of the Subject Securities for and in favour of the Preferred Shareholder Resolution) and any other matter necessary for the consummation of the Arrangement; (ii) provide the Corporation with confirmation of the deposit or delivery of valid proxies or voting instruction forms as aforesaid; and (iii) not take (or permit any Person on its behalf to take) any action to withdraw, amend or invalidate any proxy or voting instruction form deposited or delivered pursuant to this Agreement;

(c)
not: (i) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, grant a security interest in or option, or enter into any derivative transactions in respect of, or otherwise dispose of any right or interest (including any economic consequence of ownership) in, any of the Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith, other than pursuant to the Arrangement; (ii) grant or agree to grant any proxy, power of attorney or other right to vote any of the Subject Securities, deposit any of its Subject Securities into a voting trust or pooling agreement, or enter into any agreement, arrangement or understanding with respect to the voting of any of its Subject Securities, other than as provided in this Agreement or at any annual meeting of the holders of Husky Common Shares; or (iii) requisition or join in the requisition of any meeting of Husky Common Shareholders or any other securities of Husky for the purpose of considering any resolution (A) that could reasonably be expected to impair or materially delay the completion of the Arrangement or (B) regarding an Acquisition Proposal in respect of Husky;

(d)
not: (i) take any action, that opposes or competes with, or could reasonably be expected to frustrate, impede, delay, restrain or prevent the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement; or (ii) act jointly or in concert with any Person or group of Persons with respect to voting securities of Husky or the Corporation in opposition to or competition with the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement, or in support of any Acquisition Proposal in respect of Husky or the Corporation;

(e)
not exercise or assert (or permit to be exercised or asserted on its behalf): (i) any Dissent Rights or any other rights of dissent or appraisal with respect to the Subject Securities in respect of the Arrangement, the Arrangement Resolution or, if the Subject Securities include any Husky Preferred Shares, the Preferred Shareholder Resolution all of which rights are hereby irrevocably waived by the Shareholder to the fullest extent permitted by Laws; or (ii) any other rights or remedies with respect to the Subject Securities that are available at common law or pursuant to the ABCA, Applicable Canadian Securities Laws, Applicable U.S. Securities Laws or any other Laws that could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect in any material respect, the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement;

(f)	not withdraw, amend, modify or qualify, or publicly propose or state any intention to withdraw, amend, modify or qualify, its support for the Arrangement;
(g)
not accept, approve, endorse, recommend or enter into, or publicly propose or state any intention to accept, approve, endorse, recommend or enter into, any publicly disclosed Acquisition Proposal in respect of Husky or the Corporation, or make or enter into any agreement, arrangement or understanding, written or oral, in respect of an Acquisition Proposal in respect of Husky or the Corporation;

(h)	not deposit or tender (or permit to be deposited or tendered) any securities of Husky or the Corporation to any take-over bid or other Acquisition Proposal in respect of Husky or the Corporation;
(i)	prior to the termination of the Arrangement Agreement (other than by Husky pursuant to Section 9.1(g) of the Arrangement Agreement), not:
(i)
acquire, offer to acquire (including by offer to purchase or solicitation of an offer to sell) or make any proposal to acquire, directly or indirectly, beneficial ownership of, or control or direction over any Cenovus Common Shares or other securities of the Corporation, any additional securities of Husky beyond than those set out in Schedule A hereto or any assets of Husky or the Corporation or any of their respective subsidiaries, whether by means of purchase, exchange, business combination, arrangement, amalgamation, merger, consolidation, reorganization, take-over bid or otherwise;

(ii)
solicit any proxies, or participate in any solicitation of proxies, with respect to the voting of any securities of Husky or the Corporation other than in favour of the Arrangement Resolution, the Preferred Shareholder Resolution and the Share Issuance Resolution, as applicable;

(iii)	make any announcement or public disclosure with respect to any of the matters in this paragraph 2(i), except to the extent required by Applicable Laws;

(j)
immediately cease and cause to be terminated all solicitations, encouragements, discussions or negotiations (including through any Affiliate or Representative), if any, with any Person other than the Corporation and its Representatives, with respect to any Acquisition Proposal in respect of Husky or the Corporation or expression of interest relating to an Acquisition Proposal in respect of Husky or the Corporation, or any inquiry, proposal or offer that constitutes or may constitute, or could reasonably be expected to lead to, an Acquisition Proposal in respect of Husky or the Corporation;

(k)
not take or omit to take any action that would cause any representation or warranty of such Shareholder contained herein to become untrue or incorrect in any material respect, and promptly notify the Corporation if any of the Shareholder's representations and warranties contained herein becomes untrue or incorrect in any material respect;

(l)
not act jointly or in concert or otherwise knowingly cooperate in any way with, or assist (including by providing financial assistance), facilitate, encourage or participate in, any effort or attempt by, any other Person or group of Persons to do or seek to do anything contrary to the foregoing; and

(m)	not do indirectly, including through any Affiliate or Representative, that which it may not do directly by the terms of this Section 2.
3.	Regulatory Cooperation
(a)	In connection with obtaining the Key Regulatory Approvals, subject to Applicable Law, the Parties shall, and shall cause their Affiliates to:
(i)
as soon as reasonably practicable following a determination by a Party that a filing is required or prudent, as set forth in Section 3(b) or as required in Section 3.7 of the Arrangement Agreement, make a filing in respect of the transactions contemplated by this Agreement, submit such filing with the applicable Governmental Authority in accordance with such foreign investment laws;

(ii)	use its commercially reasonable efforts to obtain all Key Regulatory Approvals as soon as reasonably practicable, but in any event no later than three Business Days prior to the Outside Date;
(iii)	cooperate with the each other and provide such assistance to the each other as each Party may reasonably request in connection with obtaining the Key Regulatory Approvals;
(iv)
respond at the earliest practicable date to any requests for information (including in respect of any submissions or supplementary information requests) or requests for meetings by any Governmental Authority;

(v)
permit each other an advance opportunity to review and comment upon any proposed written communications to any Governmental Authority, consider in good faith the comments of each other, and provide each other with final copies thereof;

(vi)
provide each other a reasonable opportunity to participate in any meetings or discussions (whether in person, by e-mail, by telephone or otherwise) with any Governmental Authority (except where the Governmental Authority expressly requests that a Party should not be present at the meeting or discussion or part or parts of the meeting or discussion);

(vii)
keep each other informed of the status of the Key Regulatory Approvals and promptly notify each other of receipt of any communications (oral or written) of any nature from a Governmental Authority (including, in particular, receipt of any notice under the Investment Canada Act or any foreign investment laws) in connection with the transaction contemplated by the Arrangement Agreement and provide each other with copies thereof; and

(viii)
refrain from extending or consenting to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of each other.

(b)
In connection with any determination by the Shareholder that a filing by the Corporation is required or prudent to obtain a Key Regulatory Approval, the Shareholder shall make such determination as soon as reasonably practicable upon receipt of the information reasonably necessary to make such determination in an informed manner and only after consultation with the Corporation in good faith and acting reasonably.  In the event that the Shareholder does make the determination to obtain a Key Regulatory Approval pursuant to the foregoing sentence, such filing shall be deemed to be a Key Regulatory Approval under the Arrangement Agreement and the Corporation shall pursue such Key Regulatory Approval in accordance with the Arrangement Agreement.

(c)
Notwithstanding any requirement in this Agreement, where a Party is required to provide information to the other Party that the disclosing Party deems to be competitively or commercially sensitive, the disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the other Party, provided that the disclosing Party also provides a redacted version of any such information to the other Party.

4.	Shareholder Representations and Warranties
The Shareholder represents and warrants to the Corporation as follows, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)
the Shareholder has all necessary power, authority, right and capacity to execute and deliver this Agreement, and to perform its obligations hereunder and complete the transactions contemplated hereby;

(b)
this Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(c)
none of the execution, delivery or performance of this Agreement by the Shareholder, or completion of the transactions contemplated hereby, violates or constitutes a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with), any agreement, arrangement, understanding or restriction of any kind, including pursuant to any Applicable Laws, to which the Shareholder is a party or by which it is bound, except in each case as would not impair the ability of the Shareholder to perform its obligations hereunder;

(d)
as of the date hereof, the Shareholder: (i) beneficially owns, and exercises control and direction over the number of Subject Securities set forth opposite its name on Schedule A hereto, and (ii) does not beneficially own, or exercise control or direction over any Cenovus Common Shares or other securities of the Corporation, or any other securities of Husky or of any subsidiary of Husky;

(e)	the Shareholder has the sole and exclusive right to sell and vote or direct the sale and voting of the Subject Securities set forth opposite its name on Schedule A hereto;
(f)
none of the Subject Securities are subject to any shareholders' agreement, voting trust, pooling agreement or similar agreement, commitment, understanding or arrangement, or any right or privilege (by Law or contract) capable of becoming a shareholders' agreement, voting trust, pooling agreement or similar agreement, commitment, understanding or arrangement, other than this Agreement;

(g)	there is no proxy in existence with respect to any of the Subject Securities, except for a proxy given by the Shareholder in accordance with this Agreement;
(h)
no Person has, or will at any time during the term of this Agreement have, any agreement or option, or any right or privilege (by Law or contract) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto (including any right to vote), other than pursuant to this Agreement and the Arrangement Agreement;

(i)
there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of the Shareholder, threatened against it that adversely affects the Shareholder's ability to enter into this Agreement and perform its obligations hereunder, or its title to any of the Subject Securities; and

(j)	the Shareholder is a "WTO investor" and is not a "state owned enterprise" within the meaning of the Investment Canada Act.
5.	Representations and Warranties of the Corporation
The Corporation represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)
the Corporation has all necessary power, authority, right and capacity to execute and deliver this Agreement, and to perform its obligations hereunder and complete the transactions contemplated hereby;

(b)
this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(c)
none of the execution, delivery or performance of this Agreement by the Corporation, or completion of the transactions contemplated hereby, violates or constitutes a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with) any agreement, arrangement, understanding or restriction of any kind, including pursuant to any Applicable Laws, to which the Corporation is a party or by which it is bound, except in each case as would not impair the ability of the Corporation to perform its obligations hereunder; and

(d)
there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of the Corporation, threatened against it or any of its affiliates that adversely affects the Corporation's ability to enter into this Agreement and perform its obligations hereunder.

6.	Termination
This Agreement and the Parties' respective rights and obligations hereunder shall terminate on the earliest of:
(a)	the mutual written consent of the Corporation and the Shareholder, by instrument in writing signed by each Party, to terminate this Agreement;
(b)	the time (if any) at which the Arrangement Agreement is terminated:
(i)	by mutual written agreement of the parties thereto;
(ii)	by the Corporation in accordance with the terms thereof; or
(iii)	by Husky in accordance with section 9.1(b)(ii), section 9.1(b)(iii), section 9.1(c) or section 9.1(f) thereof;
(c)	completion of an Acquisition Proposal in respect of the Corporation;
(d)
approval by the requisite majority of Cenovus Common Shareholders of an Acquisition Proposal in respect of the Corporation, completion of which requires, pursuant to Applicable Laws, approval by the Cenovus Common Shareholders;

(e)	the Effective Time; and
(f)	the Outside Date.
Upon termination or expiration of this Agreement, neither Party shall have any further obligations or liabilities under this Agreement, provided, however, that (i) the provisions of Sections 7-14 and 16-18, inclusive, shall survive termination of this Agreement, and (ii) nothing herein shall relieve a Party from liability for any breach of this Agreement that occurs prior to termination, or prejudice the rights of the other Parties as a result of any such breach.
7.	Remedies
Each Party acknowledges and agrees that if any provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, the non-breaching Parties would suffer irreparable harm for which monetary damages would not be an adequate remedy. Accordingly, in addition to (and without limiting) any other remedies available at law or equity, a non-breaching Party shall be entitled to equitable relief, including remedies of specific performance and temporary and permanent injunctive relief, to enforce performance and/or restrain any actual or threatened non-performance or other breach, without any requirement for security or posting of any bond in connection with the obtaining of such equitable relief.
8.	Fiduciary Obligations
The Corporation acknowledges and agrees that the Shareholder is bound hereunder solely in its capacity as a holder of the Subject Securities, and, if any Representative of the Shareholder or any of its Affiliates is a director and/or officer of Husky, that the provisions hereof shall not be deemed or interpreted to bind such individual in his or her capacity as a director or officer of Husky and this Agreement shall not: (a) restrict, limit or prohibit any such individual from exercising (in his or her capacity as a director or officer) his or her fiduciary duties under Applicable Laws (including any action permitted by the Arrangement Agreement); or (b) require any such individual, in his or her capacity as an office or director, if applicable, of Husky, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the Husky Board undertaken in the exercise of his or her fiduciary duties.
9.	Entire Agreement; Amendments and Waivers
This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements. No amendment, modification or supplement to this Agreement shall be valid or binding unless set forth in writing and executed by the Parties. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless set forth in writing and signed by the Party to be bound by the waiver and, unless otherwise specified in such writing, the waiver shall be limited to the specific default, breach or non-compliance waived and shall not constitute a continuing waiver or apply to any subsequent default, breach or non-compliance.
10.	Assignment
No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.
11.	Notices
Any notice or other communication required or permitted to be given hereunder shall be given in writing and shall be sufficiently given if delivered personally (including by courier service) or transmitted by electronic mail with receipt confirmed by the recipient, addressed as follows:
(a)	if to the Shareholder:

Hutchison Whampoa Europe Investments S.à r.l.
7, Rue du Marché-aux-Herbes
L-1728 Luxembourg
Grand Duchy of Luxembourg

Attention:  [Notice Information Redacted.]
with a copy to (which shall not constitute notice):
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street.
Toronto, Ontario, M5L 1B9

Attention:  Elizabeth Breen/John Ciardullo/J.R. Laffin
E-mail:  ebreen@stikeman.com/jciardullo@stikeman.com/jrlaffin@stikeman.com
(b)	if to the Corporation:
Cenovus Energy Inc.
4100, 225 – 6 Ave SW
Calgary, Alberta T2P 0M5
Attention:  [Notice Information Redacted.]
E-mail:  [Email Address Redacted.]
with a copy to (which shall not constitute notice):
Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention:  John Piasta
E-mail:  piastaj@bennettjones.com
or to such other address as may from time to time be substituted by the addressee by notice given as herein provided.  Any notice or other communication delivered in person or sent by electronic mail shall be deemed to have been given on (i) in the case of personal delivery, the date of actual delivery, and (ii) in the case of electronic mail, on the date on which the recipient confirms receipt; except that if such date is not a business day in the place of receipt, or if the personal delivery or electronic mail transmission occurs after 4:00 p.m. in the place of receipt, then the notice or other communication shall be deemed to have been given on the next following business day.
12.	Interpretation
Words importing the singular number only shall include the plural and vice versa.  Words importing gender shall include all genders.  If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning.  Where the word "including" is used in this Agreement it means "including without limitation". Unless otherwise stated, reference to a particular "Section" means the corresponding section of this Agreement.  The division of this Agreement into Sections and other subdivisions, and the insertion of descriptive headings, are for convenience of reference only and shall not affect the construction hereof.  Schedule A hereto forms an integral part of this Agreement.  Time shall be of the essence of this Agreement.
Where this Agreement states that a Party "will", "must" or "shall" perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.
The terms "hereof", "herein", "hereunder", "hereto" and similar expressions refer to this Agreement and not to any particular section or other portion hereof, and include any agreement supplemental hereto.
The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.
13.	Severability
Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement (which shall remain in full force and effect) or affecting the validity or enforceability of such provision in any other jurisdiction.
14.	Costs and Expenses
Each Party shall bear and be solely responsible for the fees, charges and disbursements of its respective financial, legal and other advisors, and all other costs and expenses of any nature or kind whatsoever, howsoever incurred, in connection with the preparation, execution, delivery and performance of this Agreement and completion of the transactions contemplated hereby and by the Arrangement Agreement.
15.	Disclosure
The Shareholder agrees to promptly provide the Corporation with any information pertaining to the Shareholder that the Corporation legally requires for the preparation of any news release or disclosure document (including the Circular) required under Applicable Securities Laws to be filed by the Corporation with any Governmental Authority in connection with the matters contemplated by this Agreement; and to promptly notify the Corporation of any required corrections to any such information provided by it for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as required by Applicable Laws, no Party shall make any public announcement or statement with respect to this Agreement without the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed.
The Shareholder irrevocably and unconditionally consents to the public disclosure by the Corporation and Husky:
(a)
of the existence of this Agreement, pursuant to Applicable Canadian Securities Laws, Applicable U.S. Securities Laws, and the Court proceedings to be commenced under section 193 of the ABCA in respect of the Arrangement;

(b)	of the details of this Agreement being set out in the news release announcing the entering into of the Arrangement Agreement, the Circular, any documents filed by the Corporation pursuant to Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, and materials filed with the Court, provided that the Shareholder shall be given a reasonable opportunity to review such disclosure and the Corporation shall give reasonable consideration to the comments of the Shareholder; and
(c)	to this Agreement being filed on SEDAR pursuant to Applicable Canadian Securities Laws and on EDGAR pursuant to Applicable U.S. Securities Laws, and with the Court.
16.	Enurement
This Agreement will be binding upon and enure to the benefit of each Party and their respective successors and permitted assigns.
17.	Governing Law
This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, without giving effect to any conflict of laws principles thereunder that would otherwise require the application of the laws of another jurisdiction. Each Party irrevocably attorns and submits to the jurisdiction of the courts of the Province of Alberta in respect of any disputes or other matters arising under or in relation to this Agreement, and waives any objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.
18.	Counterparts
This Agreement may be executed and delivered in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Delivery by any Party of an executed signature page to this Agreement by facsimile, portable document format (PDF) or other electronic transmission shall be as effective as delivery by such Party of a manually executed counterpart.

[remainder of page intentionally left blank – signature page follows]

IN WITNESS WHEREOF the undersigned parties have executed this Support Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:
Name: Title:

By:
Name: Title:

HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L.

By:
Name: Title:

By:
Name: Title:

SCHEDULE A
to Support Agreement dated as of October 24, 2020
between Cenovus Energy Inc. and Hutchison Whampoa Europe Investments S.à r.l.

SUBJECT SECURITIES

Name of Shareholder	Registered Holder	Husky Common Shares Held	Husky Preferred Shares Held	Other Husky Securities Held
Hutchison Whampoa Europe Investments S.à r.l.	Hutchison Whampoa Europe Investments S.à r.l.	403,986,043	Nil	Nil

Execution Version
SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT is made effective as of October 24th, 2020
BETWEEN:
CENOVUS ENERGY INC., a corporation existing under the laws of Canada (the "Corporation")
- and -
L.F. INVESTMENTS S.À R.L., a société à responsibilité limitée existing under the laws of Luxembourg (the "Shareholder")
WHEREAS the Corporation and Husky Energy Inc. ("Husky") have, concurrently with the execution and delivery of this Agreement, entered into an arrangement agreement (as the same may be amended, modified or supplemented from time to time, the "Arrangement Agreement"), regarding a proposed arrangement under section 193 of the Business Corporations Act (Alberta) involving Husky, the Corporation and the shareholders of Husky (as the same may be amended, modified or supplemented from time to time, the "Arrangement");
AND WHEREAS the Arrangement contemplates, among other things, that the Corporation will acquire all of the issued and outstanding Husky Common Shares in consideration for Cenovus Common Shares and Cenovus Warrants, and each holder of Husky Common Shares will receive, for each Husky Common Share held, 0.7845 Cenovus Common Shares and 0.0651 Cenovus Warrants;
AND WHEREAS, as of the date hereof, the Shareholder beneficially owns, and exercises control or direction over 294,703,249 Husky Common Shares, representing approximately 29.32% of the total Husky Common Shares issued and outstanding at the date hereof, as more particularly set out in Schedule A hereto;
AND WHEREAS the Shareholder understands and acknowledges that the Corporation is entering into the Arrangement Agreement in reliance upon the execution and delivery of this Agreement by the Shareholder and the terms and conditions contained herein; and in consideration for the Corporation entering into the Arrangement Agreement, the Shareholder agrees to be bound by this Agreement, which sets out the terms and conditions upon which they have agreed, among other things, to support the Arrangement and to cause their respective Subject Securities to be voted in favour of the Arrangement;
NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties covenant and agree as follows:
1.	Definitions
Capitalized terms not otherwise defined in this Agreement shall have the meanings specified in the Arrangement Agreement.
In this Agreement (including the recitals hereto):
(a)	"Affiliate" means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is

Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person;
(b)	"Agreement" means this support agreement, as amended, modified or supplemented from time to time;
(c)	"Arrangement" has the meaning ascribed thereto in the recitals to this Agreement;
(d)	"Arrangement Agreement" has the meaning ascribed thereto in the recitals to this Agreement;
(e)	"Control" means as follows: a Person (first Person) is considered to Control another Person (second Person) if:
(i)
the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors (or the equivalent) of the second Person unless that first person holds the voting securities only to secure an obligation;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or
(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;
(f)	"Party" means a party to this Agreement, and "Parties" means all parties to this Agreement;
(g)
"Relevant Securities" means Husky Common Shares, Husky Preferred Shares and, if applicable after the date hereof, any other securities of Husky having voting rights in respect of the Arrangement under Applicable Laws;

(h)	"Representatives" means, with respect to any Person, any of such Person's directors, officers, employees, consultants, advisors, agents or other Person acting on behalf of the Person;
(i)	"Shareholder" has the meaning ascribed thereto in the recitals to this Agreement; and
(j)
"Subject Securities" means all Relevant Securities beneficially owned, or over which control or direction is exercised by the Shareholder, including any Relevant Securities that the Shareholder acquires beneficial ownership of, or control or direction over, after the date hereof.

2.	Shareholder Covenants
Subject to the terms and conditions of this Agreement, the Shareholder hereby covenants and agrees with the Corporation that, unless otherwise consented to in writing by the Corporation, the Shareholder shall:

(a)
vote (or cause to be voted) all Subject Securities at any meeting of Husky Common Shareholders (and any meeting of holders of any other Relevant Securities, as applicable, at which the Shareholder is entitled to vote), including the Husky Meeting:

(i)
for and in favour of the Arrangement Resolution (and, if the Subject Securities include any Husky Preferred Shares, the Preferred Shareholder Resolution) and any other matter necessary for the consummation of the Arrangement;

(ii)
other than as contemplated in paragraph (i), against any business combination, arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, liquidation, material asset sale or similar transaction involving Husky, or any issue of securities by Husky, or any resolution to approve, ratify or adopt any of the foregoing; and

(iii)
against any resolution, transaction or other action that is inconsistent with, or could reasonably be likely to impede, interfere with, delay, postpone, or adversely affect in any material respect, the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement, including against any Acquisition Proposal in respect of Husky, and cause the Subject Securities to be counted as present at the Husky Meeting and any such other meeting, as applicable, for quorum purposes;
(b)
without limiting paragraph 2(a): (i) duly deposit or deliver (or cause to be duly deposited or delivered) valid proxies or voting instruction forms, as applicable, duly completed and executed, in respect of the Subject Securities, at least fifteen (15) calendar days prior to the Husky Meeting, directing that all of the Husky Common Shares comprising all or a part of the Subject Securities in favour of the Arrangement Resolution (and, if applicable, all of the Husky Preferred Shares comprising a part of the Subject Securities for and in favour of the Preferred Shareholder Resolution) and any other matter necessary for the consummation of the Arrangement; (ii) provide the Corporation with confirmation of the deposit or delivery of valid proxies or voting instruction forms as aforesaid; and (iii) not take (or permit any Person on its behalf to take) any action to withdraw, amend or invalidate any proxy or voting instruction form deposited or delivered pursuant to this Agreement;

(c)
not: (i) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, grant a security interest in or option, or enter into any derivative transactions in respect of, or otherwise dispose of any right or interest (including any economic consequence of ownership) in, any of the Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith, other than pursuant to the Arrangement; (ii) grant or agree to grant any proxy, power of attorney or other right to vote any of the Subject Securities, deposit any of its Subject Securities into a voting trust or pooling agreement, or enter into any agreement, arrangement or understanding with respect to the voting of any of its Subject Securities, other than as provided in this Agreement or at any annual meeting of the holders of Husky Common Shares; or (iii) requisition or join in the requisition of any meeting of Husky Common Shareholders or any other securities of Husky for the purpose of considering any resolution (A) that could reasonably be expected to impair or materially delay the completion of the Arrangement or (B) regarding an Acquisition Proposal in respect of Husky;

(d)
not: (i) take any action, that opposes or competes with, or could reasonably be expected to frustrate, impede, delay, restrain or prevent the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement; or (ii) act jointly or in concert with any Person or group of Persons with respect to voting securities of Husky or the Corporation in opposition to or competition with the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement, or in support of any Acquisition Proposal in respect of Husky or the Corporation;

(e)
not exercise or assert (or permit to be exercised or asserted on its behalf): (i) any Dissent Rights or any other rights of dissent or appraisal with respect to the Subject Securities in respect of the Arrangement, the Arrangement Resolution or, if the Subject Securities include any Husky Preferred Shares, the Preferred Shareholder Resolution all of which rights are hereby irrevocably waived by the Shareholder to the fullest extent permitted by Laws; or (ii) any other rights or remedies with respect to the Subject Securities that are available at common law or pursuant to the ABCA, Applicable Canadian Securities Laws, Applicable U.S. Securities Laws or any other Laws that could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect in any material respect, the Arrangement or any of the other matters and transactions contemplated by the Arrangement Agreement;

(f)	not withdraw, amend, modify or qualify, or publicly propose or state any intention to withdraw, amend, modify or qualify, its support for the Arrangement;
(g)
not accept, approve, endorse, recommend or enter into, or publicly propose or state any intention to accept, approve, endorse, recommend or enter into, any publicly disclosed Acquisition Proposal in respect of Husky or the Corporation, or make or enter into any agreement, arrangement or understanding, written or oral, in respect of an Acquisition Proposal in respect of Husky or the Corporation;

(h)	not deposit or tender (or permit to be deposited or tendered) any securities of Husky or the Corporation to any take-over bid or other Acquisition Proposal in respect of Husky or the Corporation;
(i)	prior to the termination of the Arrangement Agreement (other than by Husky pursuant to Section 9.1(g) of the Arrangement Agreement), not:
(i)
acquire, offer to acquire (including by offer to purchase or solicitation of an offer to sell) or make any proposal to acquire, directly or indirectly, beneficial ownership of, or control or direction over any Cenovus Common Shares or other securities of the Corporation, any additional securities of Husky beyond than those set out in Schedule A hereto or any assets of Husky or the Corporation or any of their respective subsidiaries, whether by means of purchase, exchange, business combination, arrangement, amalgamation, merger, consolidation, reorganization, take-over bid or otherwise;

(ii)
solicit any proxies, or participate in any solicitation of proxies, with respect to the voting of any securities of Husky or the Corporation other than in favour of the Arrangement Resolution, the Preferred Shareholder Resolution and the Share Issuance Resolution, as applicable;

(iii)	make any announcement or public disclosure with respect to any of the matters in this paragraph 2(i), except to the extent required by Applicable Laws;

(j)
immediately cease and cause to be terminated all solicitations, encouragements, discussions or negotiations (including through any Affiliate or Representative), if any, with any Person other than the Corporation and its Representatives, with respect to any Acquisition Proposal in respect of Husky or the Corporation or expression of interest relating to an Acquisition Proposal in respect of Husky or the Corporation, or any inquiry, proposal or offer that constitutes or may constitute, or could reasonably be expected to lead to, an Acquisition Proposal in respect of Husky or the Corporation;

(k)
not take or omit to take any action that would cause any representation or warranty of such Shareholder contained herein to become untrue or incorrect in any material respect, and promptly notify the Corporation if any of the Shareholder's representations and warranties contained herein becomes untrue or incorrect in any material respect;

(l)
not act jointly or in concert or otherwise knowingly cooperate in any way with, or assist (including by providing financial assistance), facilitate, encourage or participate in, any effort or attempt by, any other Person or group of Persons to do or seek to do anything contrary to the foregoing; and

(m)	not do indirectly, including through any Affiliate or Representative, that which it may not do directly by the terms of this Section 2.
3.	Regulatory Cooperation
(a)	In connection with obtaining the Key Regulatory Approvals, subject to Applicable Law, the Parties shall, and shall cause their Affiliates to:
(i)
as soon as reasonably practicable following a determination by a Party that a filing is required or prudent, as set forth in Section 3(b) or as required in Section 3.7 of the Arrangement Agreement, make a filing in respect of the transactions contemplated by this Agreement, submit such filing with the applicable Governmental Authority in accordance with such foreign investment laws;

(ii)	use its commercially reasonable efforts to obtain all Key Regulatory Approvals as soon as reasonably practicable, but in any event no later than three Business Days prior to the Outside Date;
(iii)	cooperate with the each other and provide such assistance to the each other as each Party may reasonably request in connection with obtaining the Key Regulatory Approvals;
(iv)
respond at the earliest practicable date to any requests for information (including in respect of any submissions or supplementary information requests) or requests for meetings by any Governmental Authority;

(v)
permit each other an advance opportunity to review and comment upon any proposed written communications to any Governmental Authority, consider in good faith the comments of each other, and provide each other with final copies thereof;

(vi)
provide each other a reasonable opportunity to participate in any meetings or discussions (whether in person, by e-mail, by telephone or otherwise) with any Governmental Authority (except where the Governmental Authority expressly requests that a Party should not be present at the meeting or discussion or part or parts of the meeting or discussion);

(vii)
keep each other informed of the status of the Key Regulatory Approvals and promptly notify each other of receipt of any communications (oral or written) of any nature from a Governmental Authority (including, in particular, receipt of any notice under the Investment Canada Act or any foreign investment laws) in connection with the transaction contemplated by the Arrangement Agreement and provide each other with copies thereof; and

(viii)
refrain from extending or consenting to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of each other.

(b)
In connection with any determination by the Shareholder that a filing by the Corporation is required or prudent to obtain a Key Regulatory Approval, the Shareholder shall make such determination as soon as reasonably practicable upon receipt of the information reasonably necessary to make such determination in an informed manner and only after consultation with the Corporation in good faith and acting reasonably.  In the event that the Shareholder does make the determination to obtain a Key Regulatory Approval pursuant to the foregoing sentence, such filing shall be deemed to be a Key Regulatory Approval under the Arrangement Agreement and the Corporation shall pursue such Key Regulatory Approval in accordance with the Arrangement Agreement.

(c)
Notwithstanding any requirement in this Agreement, where a Party is required to provide information to the other Party that the disclosing Party deems to be competitively or commercially sensitive, the disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the other Party, provided that the disclosing Party also provides a redacted version of any such information to the other Party.

4.	Shareholder Representations and Warranties
The Shareholder represents and warrants to the Corporation as follows, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)
the Shareholder has all necessary power, authority, right and capacity to execute and deliver this Agreement, and to perform its obligations hereunder and complete the transactions contemplated hereby;

(b)
this Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(c)
none of the execution, delivery or performance of this Agreement by the Shareholder, or completion of the transactions contemplated hereby, violates or constitutes a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with), any agreement, arrangement, understanding or restriction of any kind, including pursuant to any Applicable Laws, to which the Shareholder is a party or by which it is bound, except in each case as would not impair the ability of the Shareholder to perform its obligations hereunder;

(d)
as of the date hereof, the Shareholder: (i) beneficially owns, and exercises control and direction over the number of Subject Securities set forth opposite its name on Schedule A hereto, and (ii) does not beneficially own, or exercise control or direction over any Cenovus Common Shares or other securities of the Corporation, or any other securities of Husky or of any subsidiary of Husky;

(e)	the Shareholder has the sole and exclusive right to sell and vote or direct the sale and voting of the Subject Securities set forth opposite its name on Schedule A hereto;
(f)
none of the Subject Securities are subject to any shareholders' agreement, voting trust, pooling agreement or similar agreement, commitment, understanding or arrangement, or any right or privilege (by Law or contract) capable of becoming a shareholders' agreement, voting trust, pooling agreement or similar agreement, commitment, understanding or arrangement, other than this Agreement;

(g)	there is no proxy in existence with respect to any of the Subject Securities, except for a proxy given by the Shareholder in accordance with this Agreement;
(h)
no Person has, or will at any time during the term of this Agreement have, any agreement or option, or any right or privilege (by Law or contract) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto (including any right to vote), other than pursuant to this Agreement and the Arrangement Agreement;

(i)
there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of the Shareholder, threatened against it that adversely affects the Shareholder's ability to enter into this Agreement and perform its obligations hereunder, or its title to any of the Subject Securities; and

(j)	the Shareholder is a "WTO investor" and is not a "state owned enterprise" within the meaning of the Investment Canada Act.
5.	Representations and Warranties of the Corporation
The Corporation represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)
the Corporation has all necessary power, authority, right and capacity to execute and deliver this Agreement, and to perform its obligations hereunder and complete the transactions contemplated hereby;

(b)
this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(c)
none of the execution, delivery or performance of this Agreement by the Corporation, or completion of the transactions contemplated hereby, violates or constitutes a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with) any agreement, arrangement, understanding or restriction of any kind, including pursuant to any Applicable Laws, to which the Corporation is a party or by which it is bound, except in each case as would not impair the ability of the Corporation to perform its obligations hereunder; and

(d)
there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of the Corporation, threatened against it or any of its affiliates that adversely affects the Corporation's ability to enter into this Agreement and perform its obligations hereunder.

6.	Termination
This Agreement and the Parties' respective rights and obligations hereunder shall terminate on the earliest of:
(a)	the mutual written consent of the Corporation and the Shareholder, by instrument in writing signed by each Party, to terminate this Agreement;
(b)	the time (if any) at which the Arrangement Agreement is terminated:
(i)	by mutual written agreement of the parties thereto;
(ii)	by the Corporation in accordance with the terms thereof; or
(iii)	by Husky in accordance with section 9.1(b)(ii), section 9.1(b)(iii), section 9.1(c) or section 9.1(f) thereof;
(c)	completion of an Acquisition Proposal in respect of the Corporation;
(d)
approval by the requisite majority of Cenovus Common Shareholders of an Acquisition Proposal in respect of the Corporation, completion of which requires, pursuant to Applicable Laws, approval by the Cenovus Common Shareholders;

(e)	the Effective Time; and
(f)	the Outside Date.
Upon termination or expiration of this Agreement, neither Party shall have any further obligations or liabilities under this Agreement, provided, however, that (i) the provisions of Sections 7-14 and 16-18, inclusive, shall survive termination of this Agreement, and (ii) nothing herein shall relieve a Party from liability for any breach of this Agreement that occurs prior to termination, or prejudice the rights of the other Parties as a result of any such breach.
7.	Remedies
Each Party acknowledges and agrees that if any provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, the non-breaching Parties would suffer irreparable harm for which monetary damages would not be an adequate remedy. Accordingly, in addition to (and without limiting) any other remedies available at law or equity, a non-breaching Party shall be entitled to equitable relief, including remedies of specific performance and temporary and permanent injunctive relief, to enforce performance and/or restrain any actual or threatened non-performance or other breach, without any requirement for security or posting of any bond in connection with the obtaining of such equitable relief.
8.	Fiduciary Obligations
The Corporation acknowledges and agrees that the Shareholder is bound hereunder solely in its capacity as a holder of the Subject Securities, and, if any Representative of the Shareholder or any of its Affiliates is a director and/or officer of Husky, that the provisions hereof shall not be deemed or interpreted to bind such individual in his or her capacity as a director or officer of Husky and this Agreement shall not: (a) restrict, limit or prohibit any such individual from exercising (in his or her capacity as a director or officer) his or her fiduciary duties under Applicable Laws (including any action permitted by the Arrangement Agreement); or (b) require any such individual, in his or her capacity as an office or director, if applicable, of Husky, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the Husky Board undertaken in the exercise of his or her fiduciary duties.
9.	Entire Agreement; Amendments and Waivers
This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements. No amendment, modification or supplement to this Agreement shall be valid or binding unless set forth in writing and executed by the Parties. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless set forth in writing and signed by the Party to be bound by the waiver and, unless otherwise specified in such writing, the waiver shall be limited to the specific default, breach or non-compliance waived and shall not constitute a continuing waiver or apply to any subsequent default, breach or non-compliance.
10.	Assignment
No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.
11.	Notices
Any notice or other communication required or permitted to be given hereunder shall be given in writing and shall be sufficiently given if delivered personally (including by courier service) or transmitted by electronic mail with receipt confirmed by the recipient, addressed as follows:
(a)	if to the Shareholder:

L.F. Investments S.à r.l.
9-11 Grand Rue
L-1661 Luxembourg
Grand Duchy of Luxembourg

Attention:  [Notice Information Redacted.]
with a copy to (which shall not constitute notice):
Marvin Yontef, Esq.
E-mail:  myontef@outlook.com
(b)	if to the Corporation:
Cenovus Energy Inc.
4100, 225 – 6 Ave SW
Calgary, Alberta T2P 0M5
Attention:  [Notice Information Redacted.]
E-mail:  [Email Address Redacted.]
with a copy to (which shall not constitute notice):
Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention:  John Piasta
E-mail:  piastaj@bennettjones.com
or to such other address as may from time to time be substituted by the addressee by notice given as herein provided.  Any notice or other communication delivered in person or sent by electronic mail shall be deemed to have been given on (i) in the case of personal delivery, the date of actual delivery, and (ii) in the case of electronic mail, on the date on which the recipient confirms receipt; except that if such date is not a business day in the place of receipt, or if the personal delivery or electronic mail transmission occurs after 4:00 p.m. in the place of receipt, then the notice or other communication shall be deemed to have been given on the next following business day.
12.	Interpretation
Words importing the singular number only shall include the plural and vice versa.  Words importing gender shall include all genders.  If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning.  Where the word "including" is used in this Agreement it means "including without limitation". Unless otherwise stated, reference to a particular "Section" means the corresponding section of this Agreement.  The division of this Agreement into Sections and other subdivisions, and the insertion of descriptive headings, are for convenience of reference only and shall not affect the construction hereof.  Schedule A hereto forms an integral part of this Agreement.  Time shall be of the essence of this Agreement.

Where this Agreement states that a Party "will", "must" or "shall" perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.
The terms "hereof", "herein", "hereunder", "hereto" and similar expressions refer to this Agreement and not to any particular section or other portion hereof, and include any agreement supplemental hereto.
The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.
13.	Severability
Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement (which shall remain in full force and effect) or affecting the validity or enforceability of such provision in any other jurisdiction.
14.	Costs and Expenses
Each Party shall bear and be solely responsible for the fees, charges and disbursements of its respective financial, legal and other advisors, and all other costs and expenses of any nature or kind whatsoever, howsoever incurred, in connection with the preparation, execution, delivery and performance of this Agreement and completion of the transactions contemplated hereby and by the Arrangement Agreement.
15.	Disclosure
The Shareholder agrees to promptly provide the Corporation with any information pertaining to the Shareholder that the Corporation legally requires for the preparation of any news release or disclosure document (including the Circular) required under Applicable Securities Laws to be filed by the Corporation with any Governmental Authority in connection with the matters contemplated by this Agreement; and to promptly notify the Corporation of any required corrections to any such information provided by it for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as required by Applicable Laws, no Party shall make any public announcement or statement with respect to this Agreement without the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed.
The Shareholder irrevocably and unconditionally consents to the public disclosure by the Corporation and Husky:
(a)
of the existence of this Agreement, pursuant to Applicable Canadian Securities Laws, Applicable U.S. Securities Laws, and the Court proceedings to be commenced under section 193 of the ABCA in respect of the Arrangement;

(b)
of the details of this Agreement being set out in the news release announcing the entering into of the Arrangement Agreement, the Circular, any documents filed by the Corporation pursuant to Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, and materials filed with the Court, provided that the Shareholder shall be given a reasonable opportunity to review such disclosure and the Corporation shall give reasonable consideration to the comments of the Shareholder; and

(c)	to this Agreement being filed on SEDAR pursuant to Applicable Canadian Securities Laws and on EDGAR pursuant to Applicable U.S. Securities Laws, and with the Court.

16.	Enurement
This Agreement will be binding upon and enure to the benefit of each Party and their respective successors and permitted assigns.
17.	Governing Law
This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, without giving effect to any conflict of laws principles thereunder that would otherwise require the application of the laws of another jurisdiction. Each Party irrevocably attorns and submits to the jurisdiction of the courts of the Province of Alberta in respect of any disputes or other matters arising under or in relation to this Agreement, and waives any objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.
18.	Counterparts
This Agreement may be executed and delivered in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Delivery by any Party of an executed signature page to this Agreement by facsimile, portable document format (PDF) or other electronic transmission shall be as effective as delivery by such Party of a manually executed counterpart.

[remainder of page intentionally left blank – signature page follows]

IN WITNESS WHEREOF the undersigned parties have executed this Support Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:
Name: Title:

By:
Name: Title:

L.F. INVESTMENTS S.À R.L.

By:
Name: Title:

By:
Name: Title:

SCHEDULE A
to Support Agreement dated as of October 24, 2020
between Cenovus Energy Inc. and L.F. Investments S.à r.l.

SUBJECT SECURITIES

Name of Shareholder	Registered Holder	Husky Common Shares Held	Husky Preferred Shares Held	Other Husky Securities Held
L.F. Investments S.à r.l.	L.F. Investments S.à r.l.	294,703,249	Nil	Nil

SCHEDULE "H"

FORM OF STANDSTILL AGREEMENT
(attached)

CENOVUS ENERGY INC.
- and -
HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L.

STANDSTILL AGREEMENT

October 24, 2020

Execution Version
STANDSTILL AGREEMENT
THIS STANDSTILL AGREEMENT is made as of October 24th, 2020 and shall be effective as of the Effective Time (as defined herein).
BETWEEN:
CENOVUS ENERGY INC., a corporation existing under the laws of Canada ("Cenovus")
- and -
HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L., a société à responsibilité limitée existing under the laws of Luxembourg ("Shareholder")

WHEREAS Cenovus and Husky Energy Inc. ("Husky") have, concurrently with the execution and delivery of this Agreement, entered into an arrangement agreement (as the same may be amended, modified or supplemented from time to time, the "Arrangement Agreement"), regarding a proposed arrangement under section 193 of the Business Corporations Act (Alberta) involving Husky, Cenovus and the shareholders of Husky (as the same may be amended, modified or supplemented from time to time, the "Arrangement");
AND WHEREAS the Arrangement contemplates, among other things, that Cenovus will acquire all of the issued and outstanding common shares of Husky in consideration for Common Shares and Warrants, and each holder of Husky common shares will receive, for each Husky common share held, 0.7845 Common Shares and 0.0651 Warrants;
AND WHEREAS on the Effective Date, Cenovus shall issue, pursuant to the Arrangement, Common Shares and Warrants to Shareholder in consideration for the common shares of Husky held by the Shareholder at the Effective Time;
AND WHEREAS in connection with the proposed issuance of Common Shares and Warrants to Shareholder pursuant to the Arrangement, the Parties wish to enter into this Agreement to provide for certain matters relating to the relationship between Cenovus and Shareholder, as a shareholder of Cenovus commencing at, and following, the Effective Time;
NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION
1.1          Definitions
In this Agreement:
(a)
"Affiliate" means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person; provided, however, that except to the extent expressly provided otherwise, the determination of whether a Person is an Affiliate of another Person shall be made on the basis that Shareholder is not an Affiliate of Cenovus or any of its Subsidiaries and vice versa;

(b)	"Agreement" means this standstill agreement, as amended, restated or modified from time to time;
(c)	"Applicable Canadian Securities Laws" has the meaning ascribed thereto in the Arrangement Agreement;
(d)	"Applicable Laws" has the meaning ascribed thereto in the Arrangement Agreement;
(e)	"Applicable Securities Laws" means, collectively, Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;
(f)	"Applicable U.S. Securities Laws" has the meaning ascribed thereto in the Arrangement Agreement;
(g)	"Appointment Deadline" means the date that is ten (10) Business Days after receipt or deemed receipt by Cenovus of a notice under Section 2.1(a);
(h)	"Arrangement" has the meaning ascribed thereto in the recitals;
(i)	"Arrangement Agreement" has the meaning ascribed thereto in the recitals;
(j)	"Arrangement Designees" means:
(i)
as of the Effective Date, the four directors of the Board as determined by Husky prior to the Effective Date, who shall include one independent (as determined under Applicable Securities Laws) director;

(ii)	at any time after the Effective Date:
(A)	each of the individuals described in clause (i) insofar as he or she continues to be a Board member, or the Successor Designee of such individual; and
(B)	any additional Qualified Individual nominated and appointed to the Board pursuant to Section 2.1(b);
(k)	"Cenovus Shareholders" means, collectively, the holders of Common Shares;

(l)	"Board of Directors" or "Board" means the board of directors of Cenovus;
(m)	"Board Size" means the then-current number of directors of Cenovus plus any unfilled vacancies at such time;
(n)
"Business Day" means any day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

(o)	"Canadian" has the meaning ascribed thereto in the Investment Canada Act;
(p)	"CBCA" means the Canada Business Corporations Act and the regulations thereunder, as amended, restated or modified from time to time;
(q)	"Change of Control Transaction" has the meaning ascribed thereto in Section 3.4;
(r)
"Combination Transaction" means any take-over bid for the voting or equity securities of Cenovus or any acquisition of all or substantially all of the assets of Cenovus and its Subsidiaries on a consolidated basis, or any arrangement, amalgamation, merger or other similar business combination transaction involving Cenovus;

(s)
"Common Shares" means the common shares in the capital of Cenovus and includes any shares of Cenovus into which such common shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(t)	"Continuing Designees" has the meaning ascribed thereto in Section 2.1;
(u)	"Control" means as follows: a Person (first Person) is considered to Control another Person (second Person) if:
(i)
the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors (or the equivalent) of the second Person;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or
(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;
(v)	"Designated Number" means:
(i)	prior to the close of the Initial AGM, four (4); and
(ii)	following the close of the Initial AGM, the Proportionate Director Number:
(w)	"Effective Date" shall have the meaning ascribed thereto in the Plan of Arrangement;
(x)	"Effective Time" shall have the meaning ascribed thereto in the Plan of Arrangement;

(y)
"Excess Shares" means, at the applicable time, such number of Common Shares as is equal to the amount by which (i) the aggregate number of Common Shares beneficially owned, or controlled or directed, by all Standstill Shareholders and their respective Affiliates exceeds (ii) the number (rounded up or down to the nearest whole number with a fractional number equal to an exact multiple of 0.5 rounded up) determined by multiplying the number of then-outstanding Common Shares by 0.199;

(z)	"Governmental Authority" shall have the meaning ascribed thereto in the Plan of Arrangement;
(aa)	"Initial AGM" means the first annual meeting of Cenovus Shareholders following the Effective Date at which members of the Board are elected.
(bb)	"Investment Canada Act" has the meaning ascribed thereto in the Arrangement Agreement;
(cc)
"Other Standstill Agreement" means the standstill agreement dated as of the Effective Date between Cenovus and Other Standstill Shareholder in substantially the form appended to the Arrangement Agreement as Schedule "K" thereto;

(dd)	"Other Standstill Shareholder" means L.F. Investments S.à r.l.;
(ee)	"Parties" means, Cenovus, Shareholder and their respective successors and permitted assigns hereunder, and "Party" means any one of them;
(ff)
"Person" means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority or entity however designated or constituted;

(gg)	"Plan of Arrangement" has the meaning ascribed thereto in the Arrangement Agreement;
(hh)	"Pre-Arrangement Matter" means a Combination Transaction recommended by the Board prior to the Effective Time;
(ii)
"Pre-Emptive Rights Agreement" means the pre-emptive rights agreement dated as of the Effective Date between Cenovus and Shareholder in substantially the form appended to the Arrangement Agreement as Schedule "I" thereto;

(jj)	"Proportionate Director Number" means the whole number determined by:
(i)
multiplying the Board Size by a fraction, the numerator of which is the aggregate number of Common Shares beneficially owned or, controlled or directed, by the Standstill Shareholders and their respective Affiliates at such time (as reported in the System for Electronic Disclosure by Insiders (SEDI) of the Canadian Securities Administrators) and the denominator of which is the total number of then-outstanding Common Shares; and

(ii)	rounding the number determined in clause (i) up or down to the nearest whole number (with a fractional number equal to an exact multiple of 0.5 rounded up);
(kk)
"Qualified Individual" means an individual who is: (i) reasonably acceptable to the Nominating and Corporate Governance Committee (or its successor committee) of the Board (it being understood that an individual who is not prohibited from acting as director pursuant to the CBCA, Applicable Securities Laws and the rules of any recognized stock exchange on which the Common Shares are listed for trading shall be deemed to be reasonably acceptable); (ii) in the event that less than one-quarter of the Continuing Designees are Canadian (including any other individual who is a Qualified Individual), a Canadian; and (iii) in the event that the Designated Number equals or exceeds four (4) and none of the Continuing Designees is an independent (as determined under Applicable Securities Laws) director, an independent (as determined under Applicable Securities Laws) director;

(ll)
"Registration Rights Agreement" means the registration rights agreement dated as of the Effective Date between Cenovus and Shareholder in substantially the form appended to the Arrangement Agreement as Schedule "J" thereto;

(mm)
"Representatives" means, with respect to any Person, any of such Person's directors, officers, related parties, employees, consultants, advisers, agents or other Person acting on behalf of the first Person;

(nn)
"Shareholder Pro Rata Excess Shares" means such number of Common Shares as is equal to the product (rounded up or down to the nearest whole number with a fractional number equal to an exact multiple of 0.5 rounded up) of (i) the number of Excess Shares; multiplied by (ii) a fraction, the numerator of which is the aggregate number of Common Shares beneficially owned, or controlled or directed, by Shareholder and its Affiliates at such time and the denominator of which is the aggregate number of Common Shares beneficially owned, or controlled or directed, by all Standstill Shareholders and their respective Affiliates;

(oo)
"Standstill Shareholders" means Shareholder, Other Standstill Shareholder and any Affiliate of Shareholder or Other Standstill Shareholder who becomes, and is required to become, a party to this Agreement (in the case of Shareholder) or the Other Standstill Agreement (in the case of Other Standstill Shareholder), as applicable,  in either case after the date hereof as a result of a permitted Transfer of Common Shares to such Affiliate pursuant to Section 3.3 (in the case of the Shareholder) or a result of a permitted Transfer of Common Shares to such Affiliate pursuant to section 3.3 of the Other Standstill Agreement (in the case of Other Standstill Shareholder), and "Standstill Shareholder" means any one of them;

(pp)	"Subsidiary" means a Person that is Controlled by another Person;
(qq)
"Successor Designee" means, at any time, with respect to any individual who was an Arrangement Designee prior to such time but ceases for any reason to be a Board member, the Qualified Individual nominated and appointed to the Board in accordance with Section 2.1 in replacement of such individual;

(rr)
"Transfer" includes any sale, exchange, disposition, assignment, gift, bequest, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and whether directly or indirectly in any manner whatsoever, and includes any agreement to effect any of the foregoing and, in the case of Common Shares includes a transaction (other than a Change of Control Transaction) involving the Transfer of the ownership interests in Shareholder or an Affiliate of Shareholder which holds any legal title or beneficial ownership in Common Shares which is designed to otherwise circumvent the restrictions contained in Section 3.2; and the words "Transferred", "Transferring" and similar words have corresponding meanings; and

(ss)
"Warrants" means the common share purchase warrants of Cenovus issued on the date hereof pursuant to the Arrangement, each having an exercise price of $6.54 and a five-year term (subject to adjustment in certain circumstances).

1.2          Headings for Reference Only
The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.3          Construction and Interpretation
The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.
Words importing the singular number only shall include the plural and vice versa (including, for certainty, with respect to the defined terms Standstill Shareholders and Standstill Shareholder). Words importing gender shall include all genders. If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.
A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.
Where this Agreement states that a Party "will", "must" or "shall" perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.
The terms "hereof", "herein", "hereunder", "hereto" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.

The term "then-outstanding Common Shares" shall mean:
(a)	other than as set out in (b)-(d) below, the actual number of outstanding Common Shares at any such time;
(b)
when calculating the number of Excess Shares and Shareholder Pro Rata Excess Shares for the purposes of Section 2.3(a), the actual number of outstanding Common Shares as at the record date for voting at the applicable meeting of Cenovus Shareholders;

(c)
when calculating the number of Excess Shares and Shareholder Pro Rata Excess Shares for the purposes of Section 2.3(b), the actual number of outstanding Common Shares as at the third (3rd) Business Day prior to the deadline for deposit or tender; and

(d)
for the purposes of Section 3.2, the actual number of outstanding Common Shares at any such time, provided that, notwithstanding the foregoing, Shareholder shall be entitled to rely upon information most recently disclosed publicly by Cenovus in a news release or in accordance with section 5.4 of National Instrument 51-102 – Continuous Disclosure Obligations, whichever contains the most recent relevant information.

1.4          Date for Any Action
If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.
1.5          Currency
All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.
1.6          Certification of Outstanding Common Shares
As requested by Shareholder from time to time, Cenovus shall promptly provide (or cause its transfer agent and/or registrar to provide) to Shareholder a certificate setting out the number of outstanding Common Shares as at the nearest practicable date to the date of delivery of such certificate.
ARTICLE 2
VOTING OF SHARES
2.1          Board Composition
If, at any time after the Effective Time the number of Arrangement Designees is less than the then applicable Designated Number, including as a result of any Arrangement Designee ceasing for any reason to be a director of Cenovus:
(a)
the remaining Arrangement Designees (the "Continuing Designees") may nominate, by written notice to Cenovus signed by each such Continuing Designee, a Qualified Individual for appointment to the Board; and

(b)	Cenovus may, but shall not be obligated to, cause such Qualified Individual to be appointed to the Board on or before the Appointment Deadline.

If a Qualified Individual duly nominated in accordance with clause (a) above is not appointed to the Board on or before the applicable Appointment Deadline, this Agreement shall terminate in accordance with Section 5.5(e).
2.2          Voting of Common Shares – Director Elections
Shareholder covenants and agrees that it shall, and shall cause its Affiliates to:
(a)	vote or cause to be voted all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in favour of; or
(b)	abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in respect of;
the election, as directors of Cenovus, of all nominees of the Board or Cenovus management at any annual or other meeting of Cenovus Shareholders at which members of the Board are proposed to be elected (and, for greater certainty, not withhold any vote in respect of, or vote against, any of the foregoing); and
(c)	without limiting the foregoing:
(i)
not knowingly take any action that is adverse to the nomination, appointment or election of any Board-supported nominee or Board-proposed nominee to the Board, including by voting for the nomination, appointment or election of another individual as a director of Cenovus instead of such Board-supported nominees or Board-proposed nominees; and

(ii)	vote or cause to be voted all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, against any such matter or proposal.
No later than five (5) Business Days prior to the date of any meeting of Cenovus Shareholders at which members of the Board are proposed to be elected, in respect of all Common Shares that Shareholder beneficially owns, or over which it or any of its Affiliates has control or direction, Shareholder shall either:
(a)
deliver or cause to be delivered to Cenovus, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in accordance with the foregoing requirements of this Section 2.2, and all such proxy or proxies described above in this Section 2.2 shall name as proxyholders those individuals as may be designated by Cenovus in the applicable management proxy circular or form of proxy (with full power of substitution) and shall not be revoked without the prior written consent of Cenovus; or

(b)	certify to Cenovus in writing that it shall abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction.
2.3          Voting of Common Shares – Certain Transactions
Other than in respect of a Pre-Arrangement Matter, Shareholder covenants and agrees that it shall, and shall cause its Affiliates to:
(a)
vote or cause to be voted all Excess Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in accordance with the Board's recommendation in respect of any Combination Transaction (whether for or against) (and, for greater certainty, not abstain from voting such Excess Shares in accordance with the Board's recommendation in respect of any Combination Transaction); and

(b)
deposit or tender, or not deposit or tender, all Excess Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, to or under any Combination Transaction, in accordance with the Board's recommendation in respect of the Combination Transaction.

No later than five (5) Business Days prior to the date of any meeting of Cenovus Shareholders at which a Combination Transaction is proposed to be considered, in respect of all Common Shares that Shareholder beneficially owns, or over which it or any of its Affiliates has control or direction, Shareholder shall either:
(x)
deliver or cause to be delivered to Cenovus, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in accordance with the foregoing requirements of this Section 2.3, and all such proxy or proxies described above in this Section 2.3 shall name as proxyholders those individuals as may be designated by Cenovus in the applicable management proxy circular or form of proxy (with full power of substitution) and shall not be revoked without the prior written consent of Cenovus; or

(y)	certify to Cenovus in writing that it shall abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction.
The Excess Shares beneficially owned by Shareholder or any of its Affiliates, or over which Shareholder or any of its Affiliates has control or direction, shall be equal to the Shareholder Pro Rata Excess Shares; provided, however, that Shareholder shall be deemed to have complied with this Section 2.3 so long as the aggregate number of Common Shares voted, caused to be voted, deposited, tendered, or not deposited or tendered by the Standstill Shareholders and their respective Affiliates, as applicable, in accordance with this Section 2.3 and section 2.3 of the Other Standstill Agreement is not less than the aggregate number of Excess Shares.
For greater certainty, and notwithstanding anything else in this Agreement, other than as required in clause (x) and (y) above or in Section 2.2(a) and (b), Shareholder and its Affiliates shall be entitled to vote, and otherwise deal with, all Common Shares that are not Excess Shares at their discretion on all voting matters (or tendering or not tendering, as the case may be).
ARTICLE 3
RESTRICTIONS ON SHAREHOLDER ACTIONS AND SHARE TRANSFERS
3.1          Prohibited Activities
Other than as permitted under Section 2.3 or Section 3.2, without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), neither Shareholder nor any of its Affiliates, nor any of their respective Representatives acting on behalf of Shareholder or any of its Affiliates, will, directly or indirectly, do any of the following or cause such to occur from the Effective Time:
(a)	acquire, agree to acquire or make any proposal or offer to acquire any:
(i)	voting or equity securities (including Common Shares) of Cenovus or any of its Subsidiaries (other than Warrants);

(ii)	securities convertible into, or exercisable or exchangeable for, voting or equity securities (including Common Shares) of Cenovus or any of its Subsidiaries (other than Warrants); or
(iii)	assets of Cenovus or any of its Subsidiaries;
except: (A) pursuant to a stock dividend or dividend-in-kind paid by Cenovus to all holders of Common Shares, including pursuant to any dividend reinvestment plan of Cenovus, (B) pursuant to an exercise of Warrants or pre-emptive rights in accordance with the Pre-Emptive Rights Agreement, or (C) pursuant to a Transfer permitted under Section 3.3 or Section 3.4;
(b)
engage in any discussion or negotiations, conclude any understanding or enter into (or propose or offer to enter into), directly or indirectly, any agreement with respect to any Combination Transaction;

(c)
engage in, participate in, or in any way knowingly initiate, directly or indirectly and whether alone or jointly or in concert with another Person, any "solicitation" (as such term is defined in the CBCA) of proxies or consents, with respect to the voting of any securities of Cenovus, or knowingly initiate, propose or otherwise "solicit" (as such term is defined in the CBCA) securityholders of Cenovus to vote any securities of Cenovus on any matter;

(d)
except as required by and in accordance with Section 2.2 and 2.3, grant any power of attorney over any securities of Cenovus, or deposit any securities of Cenovus in any voting agreement, voting trust, voting pool or similar arrangement or subject any securities of Cenovus to any arrangement or agreement with respect to the voting of any such securities, or grant any proxy with respect to any securities of Cenovus (other than to the named Cenovus management proxies);

(e)	seek, alone or in concert with others, to requisition or call a meeting of shareholders of Cenovus;
(f)	submit any shareholder proposal pursuant to sections 103(5) or 137 of the CBCA;
(g)
seek or cause any Person or Governmental Authority to issue a cease trade order in respect of, or otherwise interfere with the operation of, any shareholder rights plan or similar arrangement of Cenovus;

(h)
other than as required by Applicable Law or the rules of the Toronto Stock Exchange or New York Stock Exchange, publicly disclose any plan, intention or proposal with respect to any of the foregoing; or

(i)
enter into any discussions, agreements or understandings with any Person with respect to the foregoing, or knowingly advise, induce, assist (including providing financial assistance) or encourage any Person to take any of the actions prohibited by clauses (a)-(h).

The restrictions in this Section 3.1 shall cease to apply on the earlier of: (i) the execution and delivery by Cenovus of a definitive agreement to implement a transaction or series of transactions pursuant to which a Person agrees to acquire beneficial ownership of, or control or direction over, more than 50% of the outstanding voting securities of Cenovus (measured on a fully-diluted basis) or a majority of the consolidated assets of Cenovus and its Subsidiaries; (ii) a Person or group of related Persons acting jointly or in concert acquire beneficial ownership of, or control or direction over, at least 20% of the outstanding voting securities of Cenovus; and (iii) a Person or group of related Persons acting jointly or in concert publicly commence a formal take-over bid for more than 20% of the outstanding voting securities of Cenovus.
Nothing in this Agreement prohibits Shareholder, any Affiliate of Shareholder or any Representative of Shareholder or any of its Affiliates from making a private proposal to, or corresponding and engaging in private discussions or negotiations with, Cenovus executive management or Board members, or with Other Standstill Shareholder or its Affiliates and their respective Representatives, regarding any of the matters described in this Section 3.1.
3.2          Restrictions on Transfers of Shares
Except as set out under Section 2.3, without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), the Shareholder shall not, and shall cause its Affiliates and their respective Representatives acting on behalf of Shareholder or any of its Affiliates, to not, directly or indirectly:
(a)
for the period ending at 11:59 p.m. (Calgary time) on the date that is 18 months following the Effective Date, Transfer or cause the Transfer of any Common Shares, except: (i) pursuant to a Combination Transaction that has been approved by the Board or recommended by the Board for approval by the shareholders of Cenovus; (ii) as contemplated under Section 3.3; or (iii) as contemplated under Section 3.4;

(b)
Transfer or cause the Transfer, either alone or in the aggregate with its Affiliates, Other Standstill Shareholder and Other Standstill Shareholder's Affiliates, and whether in a single transaction or a series of related transactions, any Common Shares or Warrants that would, to the knowledge of Shareholder (after reasonable inquiry), result in such Person, together with any Persons acting jointly or in concert with such Person, beneficially owning, or controlling or directing, 20% or more of the then-outstanding Common Shares (including, for certainty, those Common Shares and Warrants proposed to be Transferred) and assuming for this purpose the full exercise of all Warrants that would, after the proposed Transfer, be beneficially owned or controlled or directed by such Person and any Person acting jointly or in concert therewith; provided that the foregoing shall not apply to:

(i)	Transfers effected through an underwritten public offering (including an underwritten public offering undertaken pursuant to the Registration Rights Agreement);
(ii)
Transfers effected as a result of the consummation of a Combination Transaction which has been approved by a resolution of Cenovus Shareholders, or made to an offeror in relation to a take-over bid where the offeror pursuant to such take-over bid is proposing to acquire such Common Shares from Shareholder or Other Standstill Shareholder or both in connection with an identical offer made to all holders of Common Shares (in terms of price, timing, proportion of securities sought to be acquired and conditions); or

(iii)	Transfers made to an Affiliate in accordance with Section 3.3.
If Shareholder or any of its Affiliates or any Representative acting on behalf of Shareholder or any of its Affiliates, proposes to Transfer or cause the Transfer of any Common Shares or Warrants in circumstances as described in Section 3.2(b) except that the reference therein to "20%" is instead read as a reference to "10%", then Shareholder shall give Cenovus advance written notice of the proposed Transfer and, if reasonably practicable, consult with Cenovus with respect to such Transfer, not less than 24 hours prior to the earlier of (i) entering into any agreement or binding obligation in respect thereof or (ii) effecting such

Transfer, and shall, unless otherwise prohibited by confidentiality or similar restrictions (in respect of which Shareholder has used its commercially reasonable efforts to seek a waiver or consent thereof), provide Cenovus with the identity of the proposed transferee and the terms on which the Transfer is proposed to be completed.
3.3          Transfers to Affiliates
Notwithstanding Section 3.2, Shareholder may Transfer all or any portion of the Common Shares or Warrants legally or beneficially owned by Shareholder to an Affiliate of Shareholder, provided that such Affiliate agrees to be bound by and become a Party to this Agreement as a "Shareholder" (and Shareholder agrees to cause such Affiliate to become a party hereto) and, concurrent with the completion of such Transfer shall validly execute and deliver a joinder or similar document in order to effect the foregoing.  Shareholder, or its Affiliate, shall promptly (and in any event within two (2) Business Days) notify Cenovus if it engages in any of the transactions referred to in this Section 3.3.
3.4          Transfers in Change of Control Transaction
Notwithstanding anything in Section 3.2 or elsewhere in this Agreement to the contrary, any transaction in which a Person or group of Persons acting jointly or in concert acquires, directly or indirectly, including by merger, consolidation, asset sale, acquisition, liquidation, dissolution, restructuring, reorganization, recapitalization or other business combination transaction, control of at least a majority of the equity of Shareholder (each, a "Change of Control Transaction") shall be a permitted Transfer for all purposes under this Agreement and shall not be deemed to violate this Agreement in any manner whatsoever.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
4.1          Representations and Warranties of Cenovus
Cenovus represents and warrants to Shareholder that:
(a)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;
(b)
all necessary action has been taken by or on behalf of Cenovus to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by Cenovus and constitutes a valid and legally binding obligation of Cenovus, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(c)
neither the entering into nor the delivery of this Agreement by Cenovus nor the performance by Cenovus of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under:

(i)	any provisions of the articles or by-laws or other constating documents of Cenovus;
(ii)	any of the resolutions of the Board or the shareholders of Cenovus;

(iii)	any agreement or other instrument to which Cenovus is a party or by which it is bound; or
(iv)	any Applicable Laws.
4.2          Representations and Warranties of Shareholder
Shareholder represents and warrants to Cenovus that:
(a)	as of the date hereof, it does not beneficially own, or control or direct, any Common Shares;
(b)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;
(c)
all necessary action has been taken by or on behalf of it to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(d)
neither the entering into nor the delivery of this Agreement by it nor the performance by it of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under:

(i)	any provisions of its articles, by-laws, partnership or trust agreement or other constating documents, as applicable;
(ii)	any of the resolutions of its board of directors, general partner, trustee or similar body, or its securityholders, partners or beneficiaries, as applicable;
(iii)	any agreement or other instrument to which it is a party or by which it is bound; or
(iv)	any Applicable Laws.
ARTICLE 5
GENERAL PROVISIONS
5.1          Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

5.2          Assignment
This Agreement may not be assigned by Shareholder without the prior written consent of Cenovus; provided, however, this Agreement may, following prior written notice to Cenovus, be assigned by Shareholder to any Person who is a permitted transferee of Common Shares pursuant to the terms of this Agreement and Shareholder will be fully released from its obligations under this Agreement if, following such Transfer, Shareholder no longer beneficially owns, or exercises control or direction over, any Common Shares. Upon any permitted transferee(s) or assignee(s) executing an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto as " Shareholder". For the avoidance of doubt, nothing in this Section 5.2 shall in any way restrict or limit any Transfer otherwise permitted pursuant to Sections 3.2(b), 3.3 or 3.4.
5.3          Remedies and Breaches
(a)
Each of Shareholder and Cenovus acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that Shareholder and Cenovus shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other Party hereto will not take any action, directly or indirectly, in opposition to the Party seeking relief on the grounds that any other remedy or relief is available at law or in equity. The prevailing Party in any such action shall be entitled to recover legal fees and expenses from the non-prevailing Party.

(b)
Each of Shareholder and Cenovus acknowledges that it shall be liable for any breach of this Agreement by any of its Affiliates or any of its or its Affiliates' Representatives or other Persons acting on their behalf, and that it shall inform its and its Affiliates' Representatives of the terms of this Agreement and shall cause them to comply with them.

5.4          All Securities Subject to this Agreement
Each of the Parties will be bound by the terms, rights, obligations and restrictions of this Agreement with respect to all Common Shares held or beneficially owned, or over which control or direction is exercised (including any Common Shares acquired by Shareholder or its Affiliates after the date hereof as permitted hereby), until this Agreement is terminated as set forth below in Section 5.5.
5.5          Term and Termination
This Agreement will continue in force until the earliest of the following to occur after the Effective Date:
(a)	upon the termination of the Arrangement Agreement, other than as a result of the completion of the Arrangement;
(b)	11:59 p.m. (Calgary time) on the date that is 60 months following the Effective Date;
(c)	the date on which this Agreement or the Other Standstill Agreement is terminated by the written agreement of the Parties;

(d)
provided that Shareholder has complied with Section 3.2 of this Agreement and Other Standstill Shareholder has complied with section 3.2 of the Other Standstill Agreement, the date on which the Standstill Shareholders, together with their respective Affiliates, cease to beneficially own, or control or direct, in aggregate, at least 10% of the then-outstanding Common Shares; and

(e)	any Qualified Individual duly nominated in accordance with Section 2.1(a) is not appointed to the Board on or before the applicable Appointment Deadline, except that (i) the provisions of this Article 5 shall continue in full force and effect notwithstanding any termination of this Agreement, and (ii) termination of this Agreement will not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations, including any indemnities and remedies, will continue in full force and effect and survive the termination of this Agreement.
Shareholder further acknowledges and agrees that the Registration Rights Agreement and the Pre-Emptive Rights Agreement shall each terminate concurrently with the termination of this Agreement, notwithstanding any provision therein to the contrary.
5.6          Notices
All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for Shareholder or Cenovus, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.
Notices shall be provided:
(a)	if to Shareholder:
Hutchison Whampoa Europe Investments S.à r.l.
7, Rue du Marché-aux-Herbes
L-1728 Luxembourg
Grand Duchy of Luxembourg

Attention:  [Notice Information Redacted.]

with a copy to (which shall not constitute notice):
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street.
Toronto, Ontario, M5L 1B9

Attention:  Elizabeth Breen/John Ciardullo/J.R. Laffin
E-mail:  ebreen@stikeman.com/jciardullo@stikeman.com/jrlaffin@stikeman.com

(b)	if to Cenovus:
Cenovus Energy Inc.
4100, 225 – 6 Ave SW
Calgary, Alberta T2P 0M5
Attention:  [Notice Information Redacted.]
E-mail:  [Email Address Redacted.]
with a copy to (which shall not constitute notice):
Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention:  John Piasta
E-mail:  piastaj@bennettjones.com

5.7          Third Party Beneficiaries
Except in relation to the transferees and assignees contemplated in Section 3.3 and Section 5.2, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.
5.8          Costs
All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such fee, cost or expense, whether or not the transactions contemplated hereunder are completed.
5.9          Governing Law and Attornment
The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.  Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta.  Each Party hereby attorns to and accepts the jurisdiction of such courts.
5.10          Waivers
No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.
5.11          Time of Essence
Time is of the essence in respect of this Agreement.
5.12          Entire Agreement
This Agreement, the Pre-Emptive Rights Agreement and the Registration Rights Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and cancel and supersede any prior understanding and agreements among the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement the Pre-Emptive Rights Agreement and the Registration Rights Agreement.
5.13          Enurement
This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.
5.14          Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.
5.15          Facsimile Execution
Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[remainder of page intentionally left blank – signature page follows]

IN WITNESS WHEREOF the undersigned parties have executed this Standstill Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:
Name: Title:

By:
Name: Title:

HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L.

By:
Name: Title:

By:
Name: Title:

CENOVUS ENERGY INC.
- and -
L.F. INVESTMENTS S.À R.L.

STANDSTILL AGREEMENT

October 24, 2020

Execution Version
STANDSTILL AGREEMENT
THIS STANDSTILL AGREEMENT is made as of October 24th, 2020 and shall be effective as of the Effective Time (as defined herein).
BETWEEN:
CENOVUS ENERGY INC., a corporation existing under the laws of Canada ("Cenovus")
- and -
L.F. INVESTMENTS S.À R.L., a société à responsibilité limitée existing under the laws of Luxembourg ("Shareholder")

WHEREAS Cenovus and Husky Energy Inc. ("Husky") have, concurrently with the execution and delivery of this Agreement, entered into an arrangement agreement (as the same may be amended, modified or supplemented from time to time, the "Arrangement Agreement"), regarding a proposed arrangement under section 193 of the Business Corporations Act (Alberta) involving Husky, Cenovus and the shareholders of Husky (as the same may be amended, modified or supplemented from time to time, the "Arrangement");
AND WHEREAS the Arrangement contemplates, among other things, that Cenovus will acquire all of the issued and outstanding common shares of Husky in consideration for Common Shares and Warrants, and each holder of Husky common shares will receive, for each Husky common share held, 0.7845 Common Shares and 0.0651 Warrants;
AND WHEREAS on the Effective Date, Cenovus shall issue, pursuant to the Arrangement, Common Shares and Warrants to Shareholder in consideration for the common shares of Husky held by the Shareholder at the Effective Time;
AND WHEREAS in connection with the proposed issuance of Common Shares and Warrants to Shareholder pursuant to the Arrangement, the Parties wish to enter into this Agreement to provide for certain matters relating to the relationship between Cenovus and Shareholder, as a shareholder of Cenovus commencing at, and following, the Effective Time;
NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION
1.1          Definitions
In this Agreement:
(a)
"Affiliate" means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person; provided, however, that except to the extent expressly provided otherwise, the determination of whether a Person is an Affiliate of another Person shall be made on the basis that Shareholder is not an Affiliate of Cenovus or any of its Subsidiaries and vice versa;

(b)	"Agreement" means this standstill agreement, as amended, restated or modified from time to time;
(c)	"Applicable Canadian Securities Laws" has the meaning ascribed thereto in the Arrangement Agreement;
(d)	"Applicable Laws" has the meaning ascribed thereto in the Arrangement Agreement;
(e)	"Applicable Securities Laws" means, collectively, Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;
(f)	"Applicable U.S. Securities Laws" has the meaning ascribed thereto in the Arrangement Agreement;
(g)	"Appointment Deadline" means the date that is ten (10) Business Days after receipt or deemed receipt by Cenovus of a notice under Section 2.1(a);
(h)	"Arrangement" has the meaning ascribed thereto in the recitals;
(i)	"Arrangement Agreement" has the meaning ascribed thereto in the recitals;
(j)	"Arrangement Designees" means:
(i)
as of the Effective Date, the four directors of the Board as determined by Husky prior to the Effective Date, who shall include one independent (as determined under Applicable Securities Laws) director;

(ii)	at any time after the Effective Date:
(A)	each of the individuals described in clause (i) insofar as he or she continues to be a Board member, or the Successor Designee of such individual; and
(B)	any additional Qualified Individual nominated and appointed to the Board pursuant to Section 2.1(b);
(k)	"Cenovus Shareholders" means, collectively, the holders of Common Shares;

(l)	"Board of Directors" or "Board" means the board of directors of Cenovus;
(m)	"Board Size" means the then-current number of directors of Cenovus plus any unfilled vacancies at such time;
(n)
"Business Day" means any day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

(o)	"Canadian" has the meaning ascribed thereto in the Investment Canada Act;
(p)	"CBCA" means the Canada Business Corporations Act and the regulations thereunder, as amended, restated or modified from time to time;
(q)	"Change of Control Transaction" has the meaning ascribed thereto in Section 3.4;
(r)
"Combination Transaction" means any take-over bid for the voting or equity securities of Cenovus or any acquisition of all or substantially all of the assets of Cenovus and its Subsidiaries on a consolidated basis, or any arrangement, amalgamation, merger or other similar business combination transaction involving Cenovus;

(s)
"Common Shares" means the common shares in the capital of Cenovus and includes any shares of Cenovus into which such common shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(t)	"Continuing Designees" has the meaning ascribed thereto in Section 2.1;
(u)	"Control" means as follows: a Person (first Person) is considered to Control another Person (second Person) if:
(i)
the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors (or the equivalent) of the second Person;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or
(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;
(v)	"Designated Number" means:
(i)	prior to the close of the Initial AGM, four (4); and
(ii)	following the close of the Initial AGM, the Proportionate Director Number:
(w)	"Effective Date" shall have the meaning ascribed thereto in the Plan of Arrangement;
(x)	"Effective Time" shall have the meaning ascribed thereto in the Plan of Arrangement;

(y)
"Excess Shares" means, at the applicable time, such number of Common Shares as is equal to the amount by which (i) the aggregate number of Common Shares beneficially owned, or controlled or directed, by all Standstill Shareholders and their respective Affiliates exceeds (ii) the number (rounded up or down to the nearest whole number with a fractional number equal to an exact multiple of 0.5 rounded up) determined by multiplying the number of then-outstanding Common Shares by 0.199;

(z)	"Governmental Authority" shall have the meaning ascribed thereto in the Plan of Arrangement;
(aa)	"Initial AGM" means the first annual meeting of Cenovus Shareholders following the Effective Date at which members of the Board are elected.
(bb)	"Investment Canada Act" has the meaning ascribed thereto in the Arrangement Agreement;
(cc)
"Other Standstill Agreement" means the standstill agreement dated as of the Effective Date between Cenovus and Other Standstill Shareholder in substantially the form appended to the Arrangement Agreement as Schedule "K" thereto;

(dd)	"Other Standstill Shareholder" means Hutchison Whampoa Europe Investments S.à r.l.;
(ee)	"Parties" means, Cenovus, Shareholder and their respective successors and permitted assigns hereunder, and "Party" means any one of them;
(ff)
"Person" means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority or entity however designated or constituted;

(gg)	"Plan of Arrangement" has the meaning ascribed thereto in the Arrangement Agreement;
(hh)	"Pre-Arrangement Matter" means a Combination Transaction recommended by the Board prior to the Effective Time;
(ii)
"Pre-Emptive Rights Agreement" means the pre-emptive rights agreement dated as of the Effective Date between Cenovus and Shareholder in substantially the form appended to the Arrangement Agreement as Schedule "I" thereto;

(jj)	"Proportionate Director Number" means the whole number determined by:
(i)
multiplying the Board Size by a fraction, the numerator of which is the aggregate number of Common Shares beneficially owned or, controlled or directed, by the Standstill Shareholders and their respective Affiliates at such time (as reported in the System for Electronic Disclosure by Insiders (SEDI) of the Canadian Securities Administrators) and the denominator of which is the total number of then-outstanding Common Shares; and

(ii)	rounding the number determined in clause (i) up or down to the nearest whole number (with a fractional number equal to an exact multiple of 0.5 rounded up);
(kk)
"Qualified Individual" means an individual who is: (i) reasonably acceptable to the Nominating and Corporate Governance Committee (or its successor committee) of the Board (it being understood that an individual who is not prohibited from acting as director pursuant to the CBCA, Applicable Securities Laws and the rules of any recognized stock exchange on which the Common Shares are listed for trading shall be deemed to be reasonably acceptable); (ii) in the event that less than one-quarter of the Continuing Designees are Canadian (including any other individual who is a Qualified Individual), a Canadian; and (iii) in the event that the Designated Number equals or exceeds four (4) and none of the Continuing Designees is an independent (as determined under Applicable Securities Laws) director, an independent (as determined under Applicable Securities Laws) director;

(ll)
"Registration Rights Agreement" means the registration rights agreement dated as of the Effective Date between Cenovus and Shareholder in substantially the form appended to the Arrangement Agreement as Schedule "J" thereto;

(mm)
"Representatives" means, with respect to any Person, any of such Person's directors, officers, related parties, employees, consultants, advisers, agents or other Person acting on behalf of the first Person;

(nn)
"Shareholder Pro Rata Excess Shares" means such number of Common Shares as is equal to the product (rounded up or down to the nearest whole number with a fractional number equal to an exact multiple of 0.5 rounded up) of (i) the number of Excess Shares; multiplied by (ii) a fraction, the numerator of which is the aggregate number of Common Shares beneficially owned, or controlled or directed, by Shareholder and its Affiliates at such time and the denominator of which is the aggregate number of Common Shares beneficially owned, or controlled or directed, by all Standstill Shareholders and their respective Affiliates;

(oo)
"Standstill Shareholders" means Shareholder, Other Standstill Shareholder and any Affiliate of Shareholder or Other Standstill Shareholder who becomes, and is required to become, a party to this Agreement (in the case of Shareholder) or the Other Standstill Agreement (in the case of Other Standstill Shareholder), as applicable,  in either case after the date hereof as a result of a permitted Transfer of Common Shares to such Affiliate pursuant to Section 3.3 (in the case of the Shareholder) or a result of a permitted Transfer of Common Shares to such Affiliate pursuant to section 3.3 of the Other Standstill Agreement (in the case of Other Standstill Shareholder), and "Standstill Shareholder" means any one of them;

(pp)	"Subsidiary" means a Person that is Controlled by another Person;
(qq)
"Successor Designee" means, at any time, with respect to any individual who was an Arrangement Designee prior to such time but ceases for any reason to be a Board member, the Qualified Individual nominated and appointed to the Board in accordance with Section 2.1 in replacement of such individual;

(rr)	"Transfer" includes any sale, exchange, disposition, assignment, gift, bequest, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and whether directly or indirectly in any manner whatsoever, and includes any agreement to effect any of the foregoing and, in the case of Common Shares includes a transaction (other than a Change of Control Transaction) involving the Transfer of the ownership interests in Shareholder or an Affiliate of Shareholder which holds any legal title or beneficial ownership in Common Shares which is designed to otherwise circumvent the restrictions contained in Section 3.2; and the words "Transferred", "Transferring" and similar words have corresponding meanings; and

(ss)
"Warrants" means the common share purchase warrants of Cenovus issued on the date hereof pursuant to the Arrangement, each having an exercise price of $6.54 and a five-year term (subject to adjustment in certain circumstances).

1.2          Headings for Reference Only
The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.3          Construction and Interpretation
The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.
Words importing the singular number only shall include the plural and vice versa (including, for certainty, with respect to the defined terms Standstill Shareholders and Standstill Shareholder). Words importing gender shall include all genders. If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.
A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.
Where this Agreement states that a Party "will", "must" or "shall" perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.
The terms "hereof", "herein", "hereunder", "hereto" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.

The term "then-outstanding Common Shares" shall mean:
(a)	other than as set out in (b)-(d) below, the actual number of outstanding Common Shares at any such time;
(b)
when calculating the number of Excess Shares and Shareholder Pro Rata Excess Shares for the purposes of Section 2.3(a), the actual number of outstanding Common Shares as at the record date for voting at the applicable meeting of Cenovus Shareholders;

(c)
when calculating the number of Excess Shares and Shareholder Pro Rata Excess Shares for the purposes of Section 2.3(b), the actual number of outstanding Common Shares as at the third (3rd) Business Day prior to the deadline for deposit or tender; and

(d)
for the purposes of Section 3.2, the actual number of outstanding Common Shares at any such time, provided that, notwithstanding the foregoing, Shareholder shall be entitled to rely upon information most recently disclosed publicly by Cenovus in a news release or in accordance with section 5.4 of National Instrument 51-102 – Continuous Disclosure Obligations, whichever contains the most recent relevant information.

1.4          Date for Any Action
If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.
1.5          Currency
All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.
1.6          Certification of Outstanding Common Shares
As requested by Shareholder from time to time, Cenovus shall promptly provide (or cause its transfer agent and/or registrar to provide) to Shareholder a certificate setting out the number of outstanding Common Shares as at the nearest practicable date to the date of delivery of such certificate.
ARTICLE 2
VOTING OF SHARES
2.1          Board Composition
If, at any time after the Effective Time the number of Arrangement Designees is less than the then applicable Designated Number, including as a result of any Arrangement Designee ceasing for any reason to be a director of Cenovus:
(a)
the remaining Arrangement Designees (the "Continuing Designees") may nominate, by written notice to Cenovus signed by each such Continuing Designee, a Qualified Individual for appointment to the Board; and

(b)	Cenovus may, but shall not be obligated to, cause such Qualified Individual to be appointed to the Board on or before the Appointment Deadline.

If a Qualified Individual duly nominated in accordance with clause (a) above is not appointed to the Board on or before the applicable Appointment Deadline, this Agreement shall terminate in accordance with Section 5.5(e).
2.2          Voting of Common Shares – Director Elections
Shareholder covenants and agrees that it shall, and shall cause its Affiliates to:
(a)	vote or cause to be voted all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in favour of; or
(b)	abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in respect of;
the election, as directors of Cenovus, of all nominees of the Board or Cenovus management at any annual or other meeting of Cenovus Shareholders at which members of the Board are proposed to be elected (and, for greater certainty, not withhold any vote in respect of, or vote against, any of the foregoing); and
(c)	without limiting the foregoing:
(i)
not knowingly take any action that is adverse to the nomination, appointment or election of any Board-supported nominee or Board-proposed nominee to the Board, including by voting for the nomination, appointment or election of another individual as a director of Cenovus instead of such Board-supported nominees or Board-proposed nominees; and

(ii)	vote or cause to be voted all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, against any such matter or proposal.
No later than five (5) Business Days prior to the date of any meeting of Cenovus Shareholders at which members of the Board are proposed to be elected, in respect of all Common Shares that Shareholder beneficially owns, or over which it or any of its Affiliates has control or direction, Shareholder shall either:
(a)
deliver or cause to be delivered to Cenovus, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in accordance with the foregoing requirements of this Section 2.2, and all such proxy or proxies described above in this Section 2.2 shall name as proxyholders those individuals as may be designated by Cenovus in the applicable management proxy circular or form of proxy (with full power of substitution) and shall not be revoked without the prior written consent of Cenovus; or

(b)	certify to Cenovus in writing that it shall abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction.
2.3          Voting of Common Shares – Certain Transactions
Other than in respect of a Pre-Arrangement Matter, Shareholder covenants and agrees that it shall, and shall cause its Affiliates to:
(a)
vote or cause to be voted all Excess Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, in accordance with the Board's recommendation in respect of any Combination Transaction (whether for or against) (and, for greater certainty, not abstain from voting such Excess Shares in accordance with the Board's recommendation in respect of any Combination Transaction); and

(b)
deposit or tender, or not deposit or tender, all Excess Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction, to or under any Combination Transaction, in accordance with the Board's recommendation in respect of the Combination Transaction.

No later than five (5) Business Days prior to the date of any meeting of Cenovus Shareholders at which a Combination Transaction is proposed to be considered, in respect of all Common Shares that Shareholder beneficially owns, or over which it or any of its Affiliates has control or direction, Shareholder shall either:
(x)
deliver or cause to be delivered to Cenovus, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in accordance with the foregoing requirements of this Section 2.3, and all such proxy or proxies described above in this Section 2.3 shall name as proxyholders those individuals as may be designated by Cenovus in the applicable management proxy circular or form of proxy (with full power of substitution) and shall not be revoked without the prior written consent of Cenovus; or

(y)	certify to Cenovus in writing that it shall abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or any of its Affiliates has control or direction.
The Excess Shares beneficially owned by Shareholder or any of its Affiliates, or over which Shareholder or any of its Affiliates has control or direction, shall be equal to the Shareholder Pro Rata Excess Shares; provided, however, that Shareholder shall be deemed to have complied with this Section 2.3 so long as the aggregate number of Common Shares voted, caused to be voted, deposited, tendered, or not deposited or tendered by the Standstill Shareholders and their respective Affiliates, as applicable, in accordance with this Section 2.3 and section 2.3 of the Other Standstill Agreement is not less than the aggregate number of Excess Shares.
For greater certainty, and notwithstanding anything else in this Agreement, other than as required in clause (x) and (y) above or in Section 2.2(a) and (b), Shareholder and its Affiliates shall be entitled to vote, and otherwise deal with, all Common Shares that are not Excess Shares at their discretion on all voting matters (or tendering or not tendering, as the case may be).
ARTICLE 3
RESTRICTIONS ON SHAREHOLDER ACTIONS AND SHARE TRANSFERS
3.1          Prohibited Activities
Other than as permitted under Section 2.3 or Section 3.2, without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), neither Shareholder nor any of its Affiliates, nor any of their respective Representatives acting on behalf of Shareholder or any of its Affiliates, will, directly or indirectly, do any of the following or cause such to occur from the Effective Time:
(a)	acquire, agree to acquire or make any proposal or offer to acquire any:
(i)	voting or equity securities (including Common Shares) of Cenovus or any of its Subsidiaries (other than Warrants);

(ii)	securities convertible into, or exercisable or exchangeable for, voting or equity securities (including Common Shares) of Cenovus or any of its Subsidiaries (other than Warrants); or
(iii)	assets of Cenovus or any of its Subsidiaries;
except: (A) pursuant to a stock dividend or dividend-in-kind paid by Cenovus to all holders of Common Shares, including pursuant to any dividend reinvestment plan of Cenovus, (B) pursuant to an exercise of Warrants or pre-emptive rights in accordance with the Pre-Emptive Rights Agreement, or (C) pursuant to a Transfer permitted under Section 3.3 or Section 3.4;
(b)
engage in any discussion or negotiations, conclude any understanding or enter into (or propose or offer to enter into), directly or indirectly, any agreement with respect to any Combination Transaction;

(c)
engage in, participate in, or in any way knowingly initiate, directly or indirectly and whether alone or jointly or in concert with another Person, any "solicitation" (as such term is defined in the CBCA) of proxies or consents, with respect to the voting of any securities of Cenovus, or knowingly initiate, propose or otherwise "solicit" (as such term is defined in the CBCA) securityholders of Cenovus to vote any securities of Cenovus on any matter;

(d)
except as required by and in accordance with Section 2.2 and 2.3, grant any power of attorney over any securities of Cenovus, or deposit any securities of Cenovus in any voting agreement, voting trust, voting pool or similar arrangement or subject any securities of Cenovus to any arrangement or agreement with respect to the voting of any such securities, or grant any proxy with respect to any securities of Cenovus (other than to the named Cenovus management proxies);

(e)	seek, alone or in concert with others, to requisition or call a meeting of shareholders of Cenovus;
(f)	submit any shareholder proposal pursuant to sections 103(5) or 137 of the CBCA;
(g)
seek or cause any Person or Governmental Authority to issue a cease trade order in respect of, or otherwise interfere with the operation of, any shareholder rights plan or similar arrangement of Cenovus;

(h)
other than as required by Applicable Law or the rules of the Toronto Stock Exchange or New York Stock Exchange, publicly disclose any plan, intention or proposal with respect to any of the foregoing; or

(i)
enter into any discussions, agreements or understandings with any Person with respect to the foregoing, or knowingly advise, induce, assist (including providing financial assistance) or encourage any Person to take any of the actions prohibited by clauses (a)-(h).

The restrictions in this Section 3.1 shall cease to apply on the earlier of: (i) the execution and delivery by Cenovus of a definitive agreement to implement a transaction or series of transactions pursuant to which a Person agrees to acquire beneficial ownership of, or control or direction over, more than 50% of the outstanding voting securities of Cenovus (measured on a fully-diluted basis) or a majority of the consolidated assets of Cenovus and its Subsidiaries; (ii) a Person or group of related Persons acting jointly or in concert acquire beneficial ownership of, or control or direction over, at least 20% of the outstanding voting securities of Cenovus; and (iii) a Person or group of related Persons acting jointly or in concert publicly commence a formal take-over bid for more than 20% of the outstanding voting securities of Cenovus.
Nothing in this Agreement prohibits Shareholder, any Affiliate of Shareholder or any Representative of Shareholder or any of its Affiliates from making a private proposal to, or corresponding and engaging in private discussions or negotiations with, Cenovus executive management or Board members, or with Other Standstill Shareholder or its Affiliates and their respective Representatives, regarding any of the matters described in this Section 3.1.
3.2          Restrictions on Transfers of Shares
Except as set out under Section 2.3, without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), the Shareholder shall not, and shall cause its Affiliates and their respective Representatives acting on behalf of Shareholder or any of its Affiliates, to not, directly or indirectly:
(a)
for the period ending at 11:59 p.m. (Calgary time) on the date that is 18 months following the Effective Date, Transfer or cause the Transfer of any Common Shares, except: (i) pursuant to a Combination Transaction that has been approved by the Board or recommended by the Board for approval by the shareholders of Cenovus; (ii) as contemplated under Section 3.3; or (iii) as contemplated under Section 3.4;

(b)
Transfer or cause the Transfer, either alone or in the aggregate with its Affiliates, Other Standstill Shareholder and Other Standstill Shareholder's Affiliates, and whether in a single transaction or a series of related transactions, any Common Shares or Warrants that would, to the knowledge of Shareholder (after reasonable inquiry), result in such Person, together with any Persons acting jointly or in concert with such Person, beneficially owning, or controlling or directing, 20% or more of the then-outstanding Common Shares (including, for certainty, those Common Shares and Warrants proposed to be Transferred) and assuming for this purpose the full exercise of all Warrants that would, after the proposed Transfer, be beneficially owned or controlled or directed by such Person and any Person acting jointly or in concert therewith; provided that the foregoing shall not apply to:

(i)	Transfers effected through an underwritten public offering (including an underwritten public offering undertaken pursuant to the Registration Rights Agreement);
(ii)
Transfers effected as a result of the consummation of a Combination Transaction which has been approved by a resolution of Cenovus Shareholders, or made to an offeror in relation to a take-over bid where the offeror pursuant to such take-over bid is proposing to acquire such Common Shares from Shareholder, Other Standstill Shareholder or both in connection with an identical offer made to all holders of Common Shares (in terms of price, timing, proportion of securities sought to be acquired and conditions); or

(iii)	Transfers made to an Affiliate in accordance with Section 3.3.
If Shareholder or any of its Affiliates or any Representative acting on behalf of Shareholder or any of its Affiliates, proposes to Transfer or cause the Transfer of any Common Shares or Warrants in circumstances as described in Section 3.2(b) except that the reference therein to "20%" is instead read as a reference to "10%", then Shareholder shall give Cenovus advance written notice of the proposed Transfer and, if reasonably practicable, consult with Cenovus with respect to such Transfer, not less than 24 hours prior to the earlier of (i) entering into any agreement or binding obligation in respect thereof or (ii) effecting such

Transfer, and shall, unless otherwise prohibited by confidentiality or similar restrictions (in respect of which Shareholder has used its commercially reasonable efforts to seek a waiver or consent thereof), provide Cenovus with the identity of the proposed transferee and the terms on which the Transfer is proposed to be completed.
3.3          Transfers to Affiliates
Notwithstanding Section 3.2, Shareholder may Transfer all or any portion of the Common Shares or Warrants legally or beneficially owned by Shareholder to an Affiliate of Shareholder, provided that such Affiliate agrees to be bound by and become a Party to this Agreement as a "Shareholder" (and Shareholder agrees to cause such Affiliate to become a party hereto) and, concurrent with the completion of such Transfer shall validly execute and deliver a joinder or similar document in order to effect the foregoing.  Shareholder, or its Affiliate, shall promptly (and in any event within two (2) Business Days) notify Cenovus if it engages in any of the transactions referred to in this Section 3.3.
3.4          Transfers in Change of Control Transaction
Notwithstanding anything in Section 3.2 or elsewhere in this Agreement to the contrary, any transaction in which a Person or group of Persons acting jointly or in concert acquires, directly or indirectly, including by merger, consolidation, asset sale, acquisition, liquidation, dissolution, restructuring, reorganization, recapitalization or other business combination transaction, control of at least a majority of the equity of Shareholder (each, a "Change of Control Transaction") shall be a permitted Transfer for all purposes under this Agreement and shall not be deemed to violate this Agreement in any manner whatsoever.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
4.1          Representations and Warranties of Cenovus
Cenovus represents and warrants to Shareholder that:
(a)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;
(b)
all necessary action has been taken by or on behalf of Cenovus to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by Cenovus and constitutes a valid and legally binding obligation of Cenovus, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(c)
neither the entering into nor the delivery of this Agreement by Cenovus nor the performance by Cenovus of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under:

(i)	any provisions of the articles or by-laws or other constating documents of Cenovus;
(ii)	any of the resolutions of the Board or the shareholders of Cenovus;

(iii)	any agreement or other instrument to which Cenovus is a party or by which it is bound; or
(iv)	any Applicable Laws.
4.2          Representations and Warranties of Shareholder
Shareholder represents and warrants to Cenovus that:
(a)	as of the date hereof, it does not beneficially own, or control or direct, any Common Shares;
(b)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;
(c)
all necessary action has been taken by or on behalf of it to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(d)
neither the entering into nor the delivery of this Agreement by it nor the performance by it of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under:

(i)	any provisions of its articles, by-laws, partnership or trust agreement or other constating documents, as applicable;
(ii)	any of the resolutions of its board of directors, general partner, trustee or similar body, or its securityholders, partners or beneficiaries, as applicable;
(iii)	any agreement or other instrument to which it is a party or by which it is bound; or
(iv)	any Applicable Laws.
ARTICLE 5
GENERAL PROVISIONS
5.1          Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

5.2          Assignment
This Agreement may not be assigned by Shareholder without the prior written consent of Cenovus; provided, however, this Agreement may, following prior written notice to Cenovus, be assigned by Shareholder to any Person who is a permitted transferee of Common Shares pursuant to the terms of this Agreement and Shareholder will be fully released from its obligations under this Agreement if, following such Transfer, Shareholder no longer beneficially owns, or exercises control or direction over, any Common Shares. Upon any permitted transferee(s) or assignee(s) executing an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto as " Shareholder". For the avoidance of doubt, nothing in this Section 5.2 shall in any way restrict or limit any Transfer otherwise permitted pursuant to Sections 3.2(b), 3.3 or 3.4.
5.3          Remedies and Breaches
(a)
Each of Shareholder and Cenovus acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that Shareholder and Cenovus shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other Party hereto will not take any action, directly or indirectly, in opposition to the Party seeking relief on the grounds that any other remedy or relief is available at law or in equity. The prevailing Party in any such action shall be entitled to recover legal fees and expenses from the non-prevailing Party.

(b)
Each of Shareholder and Cenovus acknowledges that it shall be liable for any breach of this Agreement by any of its Affiliates or any of its or its Affiliates' Representatives or other Persons acting on their behalf, and that it shall inform its and its Affiliates' Representatives of the terms of this Agreement and shall cause them to comply with them.

5.4          All Securities Subject to this Agreement
Each of the Parties will be bound by the terms, rights, obligations and restrictions of this Agreement with respect to all Common Shares held or beneficially owned, or over which control or direction is exercised (including any Common Shares acquired by Shareholder or its Affiliates after the date hereof as permitted hereby), until this Agreement is terminated as set forth below in Section 5.5.
5.5          Term and Termination
This Agreement will continue in force until the earliest of the following to occur after the Effective Date:
(a)	upon the termination of the Arrangement Agreement, other than as a result of the completion of the Arrangement;
(b)	11:59 p.m. (Calgary time) on the date that is 60 months following the Effective Date;
(c)	the date on which this Agreement or the Other Standstill Agreement is terminated by the written agreement of the Parties;

(d)
provided that Shareholder has complied with Section 3.2 of this Agreement and Other Standstill Shareholder has complied with section 3.2 of the Other Standstill Agreement, the date on which the Standstill Shareholders, together with their respective Affiliates, cease to beneficially own, or control or direct, in aggregate, at least 10% of the then-outstanding Common Shares; and

(e)	any Qualified Individual duly nominated in accordance with Section 2.1(a) is not appointed to the Board on or before the applicable Appointment Deadline, except that (i) the provisions of this Article 5 shall continue in full force and effect notwithstanding any termination of this Agreement, and (ii) termination of this Agreement will not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations, including any indemnities and remedies, will continue in full force and effect and survive the termination of this Agreement.
Shareholder further acknowledges and agrees that the Registration Rights Agreement and the Pre-Emptive Rights Agreement shall each terminate concurrently with the termination of this Agreement, notwithstanding any provision therein to the contrary.
5.6          Notices
All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for Shareholder or Cenovus, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.
Notices shall be provided:
(a)	if to Shareholder:
L.F. Investments S.à r.l.
9-11 Grand Rue
L-1661 Luxembourg
Grand Duchy of Luxembourg

Attention:  [Notice Information Redacted.]

with a copy to (which shall not constitute notice):
Marvin Yontef, Esq.
E-mail:  myontef@outlook.com

(b)	if to Cenovus:
Cenovus Energy Inc.
4100, 225 – 6 Ave SW
Calgary, Alberta T2P 0M5
Attention:  [Notice Information Redacted.]
E-mail:  [Email Address Redacted.]
with a copy to (which shall not constitute notice):
Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention:  John Piasta
E-mail:  piastaj@bennettjones.com

5.7          Third Party Beneficiaries
Except in relation to the transferees and assignees contemplated in Section 3.3 and Section 5.2, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.
5.8          Costs
All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such fee, cost or expense, whether or not the transactions contemplated hereunder are completed.
5.9          Governing Law and Attornment
The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.  Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta.  Each Party hereby attorns to and accepts the jurisdiction of such courts.
5.10          Waivers
No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.
5.11          Time of Essence
Time is of the essence in respect of this Agreement.
5.12          Entire Agreement
This Agreement, the Pre-Emptive Rights Agreement and the Registration Rights Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and cancel and supersede any prior understanding and agreements among the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement the Pre-Emptive Rights Agreement and the Registration Rights Agreement.
5.13          Enurement
This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.
5.14          Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.
5.15          Facsimile Execution
Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[remainder of page intentionally left blank – signature page follows]

IN WITNESS WHEREOF the undersigned parties have executed this Standstill Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:
Name: Title:

By:
Name: Title:

L.F. INVESTMENTS S.À R.L.

By:
Name: Title:

By:
Name: Title:

SCHEDULE "I"

FORM OF PRE-EMPTIVE RIGHTS AGREEMENT
(attached)

CENOVUS ENERGY INC.
- and -
[SHAREHOLDER]

PRE-EMPTIVE RIGHTS AGREEMENT

[●], [●]

PRE-EMPTIVE RIGHTS AGREEMENT
THIS PRE-EMPTIVE RIGHTS AGREEMENT (this "Agreement") is made as of [●], [●].
BETWEEN:
CENOVUS ENERGY INC., a corporation existing under the laws of Canada (the "Corporation")
- and -
[●] (the "Shareholder")
WHEREAS the Corporation and Husky Energy Inc. ("Husky") completed on the date hereof an arrangement under section 193 of the Business Corporations Act (Alberta) involving, among others, Husky, the Corporation and the shareholders of Husky ("Arrangement") pursuant to an arrangement agreement dated October 24, 2020 (the "Arrangement Agreement");
AND WHEREAS the Arrangement Agreement contemplated, among other things, that the Corporation shall, if requested in writing on or prior to the effective date of the Arrangement (the "Effective Date") by a beneficial holder holding more than 5% of the outstanding Common Shares (as defined herein) immediately after the consummation of the Arrangement, cause to be executed and delivered a pre-emptive rights agreement between the Corporation and such beneficial holder in the form attached to the Arrangement Agreement;
AND WHEREAS the Shareholder has requested that the Corporation enter into this Agreement, and has delivered evidence satisfactory to the Corporation that, on the Effective Date, the Shareholder is a beneficial holder of more than 5% of the outstanding Common Shares immediately after the consummation of the Arrangement and, in reliance thereof, the Corporation has agreed to enter into this Agreement with the Shareholder;
NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties (as defined herein)), the Parties covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1          Definitions
In this Agreement:
(a)
"Affiliate" means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person;

(b)
"Applicable Securities Laws" means (i) collectively, the securities acts or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws,

together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the Toronto Stock Exchange; and (ii) federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, and all rules, by-laws and regulations governing the New York Stock Exchange;

(c)
"Bought Deal" means a fully underwritten offering on a bought deal basis pursuant to which an underwriter has, or underwriters have, committed to purchase Common Shares or Convertible Securities of the Corporation pursuant to a "bought deal" letter prior to the filing of a prospectus under applicable Canadian securities laws;

(d)
"Business Day" means any day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

(e)
"Common Shares" means the common shares in the capital of the Corporation and includes any shares of the Corporation into which such common shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(f)	"Control" means as follows: a Person (first Person) is considered to Control another Person (second Person) if:
(i)
the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person unless that first person holds the voting securities only to secure an obligation;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or
(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;
(g)	"Convertible Securities" means any equity securities, rights, options, warrants or other convertible securities which in each case represent rights to purchase Common Shares;
(h)	"Exempt Issuances" means any issuance or sale of Subject Securities to which the Pre-emptive Right does not apply pursuant to paragraphs (a)-(d) of Section 2.3;
(i)	"Follow-On Offering" shall have the meaning set out in Section 2.2(c);
(j)
"Governmental Authority" means any stock exchange or any court, tribunal or judicial or arbitral body or other governmental department, regulatory agency or body, commission, board, bureau, agency, or instrumentality of Canada or the United States, or of any country, state, province, territory, county, municipality, city, town or other political jurisdiction, whether domestic or foreign and whether now or in the future constituted or existing;

(k)	"Offering" shall have the meaning set out in Section 2.1(a);

(l)
"Offering Convertible Securities" means Convertible Securities issued or sold pursuant to an Offering so long as the Shareholder was provided an Offer Notice in respect of such Offering or the Corporation has complied with its obligations in respect of a Follow-On Offering as contemplated in Section 2.2(c);

(m)	"Parties" means, the Corporation, the Shareholder and their respective successors and permitted assigns hereunder, and "Party" means any one of them;
(n)
"Person" means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or governmental authority or entity however designated or constituted;

(o)	"Registration Rights Agreement" an agreement with any Person that constitutes a "Registration Rights Agreement" as defined in the Arrangement Agreement;
(p)	"Shareholder Pro Rata Interest" means, as at any date, the aggregate interest of the Shareholder and its Affiliates calculated as that fraction, expressed as a percentage:
(i)	the numerator of which shall be the number of Common Shares which the Shareholder beneficially owns or controls or directs at the relevant date, and
(ii)	the denominator of which shall be the then-outstanding Common Shares;
(q)	"Standstill Agreements" means the standstill agreements entered into between the Supporting Husky Shareholders and the Corporation, dated as of October 24, 2020;
(r)	"Supporting Husky Shareholders" means Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l.; and
(s)
"Transfer Restrictions" means any restrictions or conditions on the transfer of Common Shares by the Shareholder pursuant to any Applicable Securities Laws, any order or requirement of a Governmental Authority, or any written agreement between the Shareholder and the Corporation;

1.2          Headings for Reference Only
The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.3          Construction and Interpretation
(a)
If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.

(b)
Where this Agreement states that a Party "will", "must" or "shall" perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.

(c)
The terms "hereof", "herein", "hereunder", "hereto" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.

(d)	For the purposes of this Agreement, the term "then-outstanding Common Shares" shall mean the actual number of outstanding Common Shares at any such time.
1.4          Date for Any Action
If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.
1.5          Currency
All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.
ARTICLE 2
PRE-EMPTIVE RIGHTS
2.1          Pre-emptive Right
(a)
Subject to Section 2.3, if the Corporation proposes to issue or sell (each, an "Offering") any Common Shares or Convertible Securities (collectively, "Subject Securities"), then the Shareholder shall be entitled and have the right and option (but shall not be required) to concurrently purchase or acquire up to such number of Subject Securities as would allow the Shareholder to maintain its Shareholder Pro Rata Interest in the then-outstanding Common Shares at the level of its Shareholder Pro Rata Interest immediately prior to such Offering (the "Pre-emptive Right") (after giving effect to any Subject Securities acquired by the Shareholder as part of the Offering and, solely for purposes of calculating the Shareholder Pro Rata Interest in this Section 2.1(a), in the event the Subject Securities subject to the Pre-emptive Right are Convertible Securities, the number of Common Shares underlying such Convertible Securities issued or to be issued pursuant to such Offering shall be included in the then-outstanding Common Shares).

(b)
The purchase by the Shareholder of any such Subject Securities shall be at the same price per Subject Security and otherwise be on economic terms and conditions that are no less favourable, individually or in the aggregate, to the Shareholder than the terms and conditions are to any purchaser in such Offering.

(c)	For greater certainty, no Subject Securities will be issued or sold by the Corporation at any time after the date hereof except in compliance with this Article 2.
2.2          Pre-emptive Right Notice
(a)
Subject to Section 2.2(c), the Corporation shall use commercially reasonable efforts to provide the Shareholder with written notice of any Offering no later than five (5) Business Days (or, in the case of a Bought Deal, the Corporation shall have provided such notice to the Shareholder as promptly as practicable in the circumstances having regard to the time periods typical for a transaction of such nature, but in no case less than two (2) Business Days) prior to the public announcement of the Offering (or, if no announcement, in any event no later than ten (10) Business Days prior to the consummation of such Offering) (the "Offer Notice").

(i)
The Offer Notice shall state that the Corporation is proposing to issue Subject Securities and shall set out the material terms of the proposed Offering, including (A) the proposed number and terms of the Subject Securities to be issued or sold, (B) the purchase price thereof, (C) the proposed closing date for the issuance of Subject Securities to the Shareholder, assuming exercise of the Pre-emptive Right by the Shareholder, which closing date shall be: (x) in the case of a Bought Deal, the closing date of the Bought Deal financing; (y) in any other case, at least ten (10) Business Days following the date on which the Shareholder receives such Offer Notice; or (z) such other date as the Parties may agree, and (D) any other material terms and conditions of such Offering. In the event that the Offer Notice is being delivered in connection with a proposed best-efforts or fully underwritten public offering through an agent or underwriter, the Offer Notice may state that the actual price per Subject Security being offered by the Corporation shall be the offering price to be agreed upon by the Corporation in the agency agreement, bid letter or underwriting agreement, as the case may be, relating to the Offering.

(ii)
The Offer Notice shall specify a deadline by which the Shareholder must deliver to the Corporation a written notice (the "Notice of Exercise") of its election to purchase all or any portion of the Subject Securities to which it is entitled to pursuant to the Pre-emptive Right.  The Shareholder shall be deemed to have declined and to have waived its rights to acquire any Subject Securities under Section 2.1 if it does not deliver a Notice of Exercise by such deadline. Such deadline shall be no earlier than five (5) Business Days  (or, in the case of a Bought Deal, no earlier than two (2) Business Days) after the Shareholder receives or is deemed to receive the Offer Notice in accordance with the terms hereof. If the Offer Notice is delivered in connection with a proposed best-efforts or fully underwritten public offering through an agent or underwriter, the Shareholder shall specify the maximum price or a range of prices per Subject Security at which the Shareholder will exercise its right to subscribe for or purchase Subject Securities pursuant to its Pre-emptive Right (provided that the Notice of Exercise may specify more than one maximum price per Subject Security together with the corresponding maximum number of Subject Securities to be subscribed for or purchased at each such maximum price).

(iii)
If the Shareholder delivers a Notice of Exercise stating that it wishes to purchase Subject Securities pursuant to the Offering, the Corporation shall, subject to Section 2.2(b), be obligated to sell and issue to the Shareholder, and the Shareholder shall be obligated to purchase from the Corporation, that number of Subject Securities specified by the Shareholder in the Notice of Exercise concurrently with the completion of the Offering.

(iv)
If the Shareholder does not deliver a Notice of Exercise in accordance with this Agreement, the Corporation shall be entitled within a period of 45 calendar days following the deadline to receive a Notice of Exercise to complete the proposed Offering on the terms and conditions contained in the Offer Notice. If no such Offering is completed within such 45 calendar day period, the Corporation will be required to again comply with the provisions of this Section 2.2(a).

(v)	The election by the Shareholder not to exercise its Pre-emptive Right in any one instance shall not affect its right as to any subsequent proposed Offering.

(b)
If, following delivery of an Offer Notice in respect of an Offering pursuant to this Section 2.2, fewer Subject Securities are issued or sold pursuant to such Offering than were specified in such Offer Notice:

(i)	the Corporation will not be required to send an amended Offer Notice to the Shareholder prior to completing such Offering; and
(ii)
the Corporation may, at its option, elect to reduce the allocation of Subject Securities to be issued to the Shareholder on closing of such Offering to such number of Subject Securities that would allow the Shareholder to maintain its Shareholder Pro Rata Interest in the then-outstanding Common Shares at the level of its Shareholder Pro Rata Interest immediately prior to such Offering, calculated in accordance with Section 2.1.

(c)
If: (i) the Corporation does not deliver an Offer Notice to the Shareholder in advance of an Offering as contemplated in Section 2.2(a); (ii) the Corporation has used its commercially reasonable efforts to obtain a waiver or consent in order to provide such Offer Notice but the Corporation is nevertheless not permitted to provide such Offer Notice due to  a confidentiality or similar agreement; or (iii) the Corporation has used its commercially reasonable efforts to deliver an Offer Notice but it is impracticable for the Corporation to do so, the Corporation shall: (A) when no longer prohibited, promptly notify the Shareholder of such fact; and (B) at the option of the Shareholder, use its commercially reasonable efforts to, as soon as reasonably practicable following such Offering, complete a follow-on issue or sale (a "Follow-On Offering") of the Subject Securities issued or sold pursuant to such Offering in order for the Shareholder to purchase from the Corporation at the same price per Subject Security and otherwise be on economic terms and conditions that are no less favourable, individually or in the aggregate, to the Shareholder than the terms and conditions are to any purchaser in such Offering up to such number of Subject Securities as would allow the Shareholder to maintain its Shareholder Pro Rata Interest in the then-outstanding Common Shares at the level of its Shareholder Pro Rata Interest immediately prior to such Offering (after giving effect to any Common Shares or Convertible Securities acquired by the Shareholder as part of such Follow-On Offering and, solely for purposes of calculating the Shareholder Pro Rata Interest in this Section 2.2(c), the number of Common Shares underlying Convertible Securities issued or to be issued pursuant to such Follow-On Offering shall be included in the then-outstanding Common Shares). Any securities issued pursuant to a Follow-On Offering shall, for the purposes of this Agreement and any Registration Rights Agreement be deemed to have been issued pursuant to a Pre-emptive Right.

2.3          Pre-emptive Right Exclusions
The Corporation shall not be obligated to deliver an Offer Notice or to otherwise comply with its obligations under Sections 2.1 or 2.2, and the Pre-emptive Right shall not apply to:
(a)
any Subject Securities that are to be issued or sold for purposes of director, officer, employee or consultant incentive plans, employee share ownership programs or similar plans or programs, in each case, that have been approved by the board of directors of the Corporation, including the issuance of any Common Shares on the exercise, conversion or settlement of such Subject Securities;

(b)	any Subject Securities that are to be issued in connection with a dividend reinvestment plan of the Corporation in effect from time to time;

(c)
any Subject Securities that are to be issued or sold to satisfy existing instruments issued by the Corporation or its Affiliates as of the date of this Agreement (including for greater certainty, the Shareholder Rights Plan of the Corporation in effect from time to time);

(d)	any Subject Securities that are to be issued or sold upon the exercise, exchange or conversion of any Offering Convertible Securities; or
(e)
any Subject Securities that are to be issued or sold to any third party seller pursuant to any corporate transaction, such as a merger, amalgamation, arrangement or take-over bid, or share or asset purchase, or similar transactions, where Subject Securities are used to fund all or a portion of the applicable transaction price.

2.4          Applicable Securities Laws
The Parties acknowledge that the issuance, sale and resale of Subject Securities are subject to Applicable Securities Laws which may impose restrictions on the issuance, sale and resale of the securities acquired by the Shareholder hereunder. In particular, the Parties acknowledge that the transactions contemplated pursuant to this Article 2 may be subject to Applicable Securities Laws regarding "related party transactions".  Notwithstanding anything else in this Agreement, the Parties agree that, if as a result of complying with such securities laws, the time periods provided herein cannot be practicably complied with, such time periods shall be deemed not to apply to the applicable transaction and the Parties shall use commercially reasonable efforts to complete the transactions contemplated and intended to be carried out herein in as expeditious a manner as is practicable in order to comply with such Applicable Securities Laws.
2.5          No Obligation to Subscribe
The Shareholder shall have no obligation to subscribe for any Subject Securities, except for the Subject Securities specified in any Notice of Exercise delivered by the Shareholder to the Corporation.
ARTICLE 3
REPRESENTATIONS, WARRANTIES AND COVENANTS
3.1          Representations and Warranties of the Corporation
The Corporation represents and warrants to the Shareholder that:
(a)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;
(b)
all necessary action has been taken by or on behalf of the Corporation to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(c)
neither the entering into nor the delivery of this Agreement by the Corporation nor the performance by the Corporation of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (i) any provisions of the articles or by-laws or other constating documents of the Corporation; (ii) any of the resolutions of the board of directors of the Corporation or the shareholders of the Corporation; (iii) any agreement or other instrument to which the Corporation is a party or by which it is bound; or (iv) any applicable laws.

3.2          Representations and Warranties of the Shareholder
The Shareholder represents and warrants to the Corporation that:
(a)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;
(b)
all necessary action has been taken by or on behalf of it to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(c)
neither the entering into nor the delivery of this Agreement by it nor the performance by it of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (i) any provisions of its articles, by-laws, partnership or trust agreement or other constating documents, as applicable; (ii) any of the resolutions of its board of directors, general partner, trustee or similar body, or its securityholders, partners or beneficiaries, as applicable; (iii) any agreement or other instrument to which it is a party or by which it is bound; or (iv) any applicable laws; and

(d)	the Shareholder is a beneficial holder of more than 5% of the outstanding Common Shares.
3.3          Covenants of the Shareholder
(a)
The Shareholder covenants to the Corporation that, upon the reasonable request by the Corporation in writing, it shall promptly provide the Corporation with evidence satisfactory to the Corporation, acting reasonably, that the Shareholder beneficially holds more than 5% of the then-outstanding Common Shares.

(b)
If the Shareholder elects to exercise the Pre-emptive Right in connection with an Offering, the Shareholder consents to the Corporation and/or its agents or underwriters disclosing any such details in respect of the Shareholder and/or its participation in such Offering that are required to be disclosed under applicable law  (including Applicable Securities Laws) in any materials, disclosure or other offering documents prepared by the Corporation and/or its agents or underwriters in connection with the announcement, marketing or distribution of the Subject Securities pursuant to such Offering.

ARTICLE 4
GENERAL PROVISIONS
4.1          Further Assurances
Each of the Parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement, in each case at such Party's own cost and expense (except as otherwise explicitly addressed in this Agreement).
4.2          Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.
4.3          Assignment
This Agreement may not be assigned by either Party without the prior written consent of the other Party, except that:
(a)
this Agreement may be assigned in whole or in part by the Shareholder (upon notice to the Corporation) to any Affiliate of the Shareholder to whom any Common Shares are transferred in compliance with any and all applicable Transfer Restrictions to which the transferring Party is subject. Upon the permitted transferee(s) or assignee(s) executing an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto and shall be considered the Shareholder for the purposes of this Agreement, provided that if any Person who was a permitted transferee ceases to be an Affiliate of the Shareholder, such Person shall cease to have any rights or obligations under this Agreement; and

(b)
in the event the Common Shares are converted, reclassified, exchanged or otherwise changed pursuant to a reorganization, amalgamation, merger, arrangement or other form of business combination, this Agreement may be assigned in whole by the Corporation (and the Corporation covenants and agrees to use its commercially reasonable efforts to assign this Agreement) to its successor pursuant to, or in connection with, any such transaction.

4.4          Term and Termination
This Agreement will continue in force until the earliest of the following to occur:
(a)	11:59 p.m. (Calgary time) on the date that is 60 months following the date of this Agreement;
(b)	the date on which this Agreement is terminated by the written agreement of the Parties;
(c)	the first date on which the Shareholder ceases to, directly or indirectly, beneficially own, in aggregate, more than 5% of the then-outstanding Common Shares; and
(d)	the date on which the Standstill Agreements are terminated.

4.5          Notices
All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for the Shareholder or the Corporation, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.
Notices shall be provided:
(a)	if to the Shareholder
[●]
[●]
[●]

Attention:  [●]
Facsimile:  [●]
Email:  [●]
with a copy to (which shall not constitute notice):
[●]
[●]
[●]

Attention:  [●]
Facsimile:  [●]
Email:  [●]
(b)	if to the Corporation:
Cenovus Energy Inc.
4100, 225 – 6 Ave SW
Calgary, Alberta T2P 0M5
Attention:  [Notice Information Redacted]
E-mail:  [Email Address Redacted]
with a copy to (which shall not constitute notice):
Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention:  John Piasta
Facsimile:  (403) 265-7219
E-mail:  piastaj@bennettjones.com
4.6          Third Party Beneficiaries
Except in relation to the assignees contemplated in Section 4.3, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.
4.7          Costs
All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such fee, cost or expense, whether or not the transactions contemplated hereunder are completed.
4.8          Governing Law and Attornment
The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta. Each Party hereby attorns to and accepts the jurisdiction of such courts.
4.9          Waivers
No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.
4.10          Time of Essence
Time is of the essence in respect of this Agreement.
4.11          Entire Agreement
This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements among the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement.
4.12          Enurement
This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.
4.13          Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

4.14          Facsimile Execution
Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.
[remainder of page intentionally left blank – signature page follows]

IN WITNESS WHEREOF the undersigned parties have executed this Pre-Emptive Rights Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:
Name: Title:

By:
Name: Title:

[SHAREHOLDER]

By:
Name: Title:

SCHEDULE "J"

FORM OF REGISTRATION RIGHTS AGREEMENT
(attached)

CENOVUS ENERGY INC.
- and -
[SHAREHOLDER]

REGISTRATION RIGHTS AGREEMENT

[●], [●]

REGISTRATION RIGHTS AGREEMENT
THIS REGISTRATION RIGHTS AGREEMENT is made as of [●], [●]
BETWEEN:
CENOVUS ENERGY INC., a corporation existing under the laws of Canada (the "Corporation")
- and -
[●] (the " Shareholder")
WHEREAS the Corporation and Husky Energy Inc. ("Husky") completed on the date hereof an arrangement under section 193 of the Business Corporations Act (Alberta) involving, among others, Husky, the Corporation and the shareholders of Husky ("Arrangement") pursuant to an arrangement agreement dated October 24, 2020 (the "Arrangement Agreement");
AND WHEREAS the Arrangement Agreement contemplated, among other things, that the Corporation shall, if requested in writing on or prior to the effective date of the Arrangement (the "Effective Date") by a beneficial holder holding more than 5% of the outstanding Common Shares (as defined herein) immediately after the consummation of the Arrangement, cause to be executed and delivered a registration rights agreement between the Corporation and such beneficial holder in the form attached to the Arrangement Agreement;
AND WHEREAS the Shareholder has requested that the Corporation enter into this Agreement, and has delivered evidence satisfactory to the Corporation that, on the Effective Date, the Shareholder is a beneficial holder of more than 5% of the outstanding Common Shares immediately after the consummation of the Arrangement and, in reliance thereof, the Corporation has agreed to enter into this Agreement with the Shareholder;
NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties (as defined herein)), the Parties covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Definitions
In this Agreement:
(a)
"Affiliate" means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person;

(b)	"Agreement" means this registration rights agreement, as amended, restated or modified from time to time;

(c)
"Applicable Securities Laws" means, collectively, (i) the securities legislation of each of the provinces and territories of Canada, and all rules, regulations, blanket orders, instruments and policies established thereunder or issued by the Canadian Securities Regulatory Authorities, and including the rules and policies of the Toronto Stock Exchange, all as amended from time to time, and (ii) the U.S. Securities Act, the U.S. Exchange Act and all applicable state securities legislation of any state in the United States, in each case with all rules, regulations and orders promulgated thereunder, and including the rules of the New York Stock Exchange, all as amended from time to time; and in all cases as are applicable to the relevant Person at the applicable time;

(d)	"Arrangement" has the meaning ascribed thereto in the recitals;
(e)	"Base Prospectus" shall have the meaning set out in Section 2.1;
(f)	"Blackout Period" means:
(i)
the Corporation's regular annual and quarterly blackout periods as provided in the Disclosure Policy, which currently begin on the fourteenth day before the proposed release of the year‑end or fiscal quarter financial results or budget information and end two full trading days after financial results or budget information are publicly disclosed; and

(ii)	any other bona fide blackout periods designated by the Committee pursuant to and in conformity with the Disclosure Policy, provided that, subject to the right of the Corporation in its sole discretion, at any time and from time to time, to modify the allocation of days on a one-for-one basis as between clause (1) and (2) following, by up to an aggregate of five days in respect of each Registration Year, subject always to a maximum of 160 days for all blackout periods in each Registration Year, (1) the aggregate number of days subject to blackout periods under subsection 1.1(f)(i) shall not exceed 75 days during any Registration Year, and (2) the aggregate number of days subject to blackout periods under subsection 1.1(f)(ii) shall not exceed 75 days during any Registration Year;
(g)	"Board of Directors" or "Board" means the board of directors of the Corporation;
(h)
"Business Day" means any day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

(i)	"Canadian Base Prospectus" shall have the meaning set out in Section 2.1;
(j)	"Canadian Securities Regulatory Authorities" means the securities regulatory authorities in each of the provinces and territories of Canada;
(k)	"Committee" means the Corporation's disclosure committee established by the Board to oversee the Corporation's disclosure policy practices, as described in the Disclosure Policy;
(l)	"Common Shares" means the common shares in the capital of the Corporation and includes any shares of the Corporation into which such shares may be converted,

reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;
(m)	"Control" means as follows: a Person (first Person) is considered to Control another Person (second Person) if:
(i)
the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors (or the equivalent) of the second Person unless that first person holds the voting securities only to secure an obligation;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or
(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;
(n)
"Corporation" means Cenovus Energy Inc. and any corporation resulting from the amalgamation, combination or merger of Cenovus Energy Inc. with another corporation or other corporations, any purchaser of all or substantially all of the assets of Cenovus Energy Inc., and any entity into which Cenovus Energy Inc. converts;

(o)	"Corresponding RRA" means an agreement in the form of this Agreement with any Person that constitutes a "Registration Rights Agreement" as defined in the Arrangement Agreement;
(p)	"Demand Holder" shall have the meaning set out in subsection 2.2(a);
(q)	"Demand Registrable Securities" shall have the meaning set out in subsection 2.2(a);
(r)	"Demand Registration" shall have the meaning set out in subsection 2.2(a);
(s)	"Designated Registrable Securities" means Demand Registrable Securities or Piggy Back Registrable Securities, as the case may be;
(t)
"Disclosure Policy" means the Corporation's Policy on Disclosure, Confidentiality and Employee Trading dated December 1, 2015, as such policy may be amended, supplemented or replaced from time to time;

(u)	"Distribution Period" shall have the meaning set out in subsection 3.1(d);
(v)	"Existing RRA" means that certain Registration Rights Agreement dated as of May 17, 2017 between the Corporation and ConocoPhillips Company, as in effect on the date of the Arrangement Agreement;
(w)
"Governmental Authority" means any stock exchange or any court, tribunal or judicial or arbitral body or other governmental department, regulatory agency or body, commission, board, bureau, agency, or instrumentality of Canada or the United States, or of any country, state, province, territory, county, municipality, city, town or other political jurisdiction, whether domestic or foreign and whether now or in the future constituted or existing;
(x)
"Holder" means: (i) as of the date hereof, the Shareholder; and (ii) at any time after the date hereof, the Shareholder and any Affiliate to which the Shareholder (or a permitted transferee thereof) has transferred Registrable Securities in compliance with any and all applicable Transfer Restrictions and assigned this Agreement in accordance with Section 5.3;

(y)	"misrepresentation" means (i) an untrue statement of material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading;
(z)
"Non‑Base Prospectus" means a Canadian Prospectus on Form 44‑101F1 pursuant to National Instrument 44‑101 ‑ Short Form Prospectus Distributions, or in the event the Corporation is no longer eligible to use Form 44‑101F1, Form 41‑101F1 pursuant to National Instrument 41‑101 ‑ General Prospectus Requirements and/or a Registration Statement under the U.S. Securities Act on Form F‑10 or such successor form or, if the Corporation is no longer eligible to use Form F‑10 or such successor form, such other form as the Corporation shall be eligible to use to register the Registrable Securities;

(aa)	"Parties" means, the Corporation, each Holder and their respective successors and permitted assigns hereunder, and "Party" means any one of them;
(bb)
"Person" means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority or entity, however designated or constituted;

(cc)	"Piggy Back Registrable Securities" shall have the meaning set out in subsection 2.2(f);
(dd)	"Piggy Back Registration" shall have the meaning set out in subsection 2.2(f);
(ee)	"Pre-emptive Right" has the meaning given to it in the Pre-Emptive Rights Agreement;
(ff)	"Pre-Emptive Rights Agreement" means the pre-emptive rights agreement to be entered into between the Shareholder and the Corporation on the date hereof;
(gg)	"Proposed Prospectus Filing Date" means the date on which the Corporation plans, or the Demand Holder requests, as applicable, for such distribution to file a Prospectus Supplement;
(hh)	"Prospectus" means, collectively, a Base Prospectus and a Prospectus Supplement to such Base Prospectus;
(ii)
"Prospectus Supplement" means, as applicable, a prospectus supplement to the Canadian Base Prospectus, a supplement to the prospectus contained in the Registration Statement and/or an amendment to the Registration Statement containing a prospectus supplement, in each case relating to the distribution of Registrable Securities;

(jj)
"Registrable Securities" means: (i) the [●] Common Shares beneficially owned by the Shareholder on the date hereof, including for certainty all Common Shares issued to the Shareholder pursuant to the Arrangement, and which may be held by other Holders upon a transfer of such Common Shares and corresponding assignment of this Agreement to other Holders in accordance with Section 5.3; (ii) any Common Shares that may be acquired by a Holder pursuant to an exercise of Warrants distributed to the Shareholder pursuant to the Arrangement; (iii) any Common Shares that may be acquired by a Holder pursuant to a Pre-emptive Right or any Common Shares that may be acquired by a Holder pursuant to an exercise of Convertible Securities (as defined in the Pre-Emptive Rights Agreement) acquired by a Holder pursuant to a Pre-emptive Right; (iv) any Common Shares or other securities of the Corporation issued as a dividend, distribution, exchange, share split, recapitalization, or other corporate event in respect of such Common Shares or Warrants; and (v) any Warrants, if and only if, such number of Warrants is less than or equal to the number of other Registrable Securities under (i)-(iv) above proposed to be included in the Secondary Registration;

(kk)
"Registration" means the qualification or registration, as applicable, of securities (or the distributions thereof) under Applicable Securities Laws so as to permit the distribution of such securities to the public in any or all of the provinces and territories of Canada and in the United States, in each case subject to the limitations contained herein;

(ll)	"Registration Expenses" means the expenses incurred in connection with the distribution of the Registrable Securities pursuant to this Agreement comprised of:
(i)	all fees, disbursements and expenses payable to not more than one Canadian and one U.S. counsel to the Holders (on an aggregate basis);
(ii)	all fees, disbursements and expenses of counsel and auditors to the Corporation;
(iii)
all expenses in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus, prospectus supplement, registration statement, including the Prospectus, the Prospectus Supplement and the Registration Statement, or any other offering document and any amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers;

(iv)	all registration and filing fees of any Canadian Securities Regulatory Authority, of the SEC and of any other Governmental Authority, including FINRA filing fees;
(v)	all transfer agents', depositaries' and registrars' fees;
(vi)	all expenses relating to the preparation of certificates;
(vii)	all fees and expenses of any securities exchange on which the Common Shares are then listed;
(viii)
all fees and expenses of printing and producing any agreements among underwriters, underwriting agreements, "blue sky" or legal investment memoranda, and any selling agreements or other documents in connection with the sale of Registrable Securities;

(ix)
all expenses of the Corporation relating to any analyst or investor presentations and any marketing activities and all travel and lodging expenses of the Corporation in connection with such presentations and marketing activities; and

(x)	any fees and expenses of the underwriters, other than Selling Expenses, customarily paid by issuers or sellers of securities, but shall not include any Selling Expenses;
(mm)	"Registration Statement" shall have the meaning set out in Section 2.1;
(nn)	"Registration Year" means each consecutive 365-day period during the term of this Agreement, with the first Registration Year commencing on the date hereof;
(oo)	"Representatives" means, with respect to any Person, any of such Person's directors, officers, employees, consultants, advisors, agents or other Person acting on behalf of the first Person;
(pp)	"SEC" means the United States Securities and Exchange Commission;
(qq)	"Secondary Registration" means a Piggy Back Registration or a Demand Registration, as the case may be;
(rr)
"Selling Expenses" means any fees or commissions payable, or discounts granted, to an underwriter, investment banker, manager or agent in connection with the distribution of the Registrable Securities or other Common Shares pursuant to this Agreement and any transfer taxes attributable to a sale of Registrable Securities or other Common Shares pursuant to this Agreement;

(ss)	"Standstill Agreements" means the standstill agreements entered into between the Supporting Husky Shareholders and the Corporation, dated as of October 24, 2020;
(tt)	"Supporting Husky Shareholders" means Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l.;
(uu)
"Transfer Restrictions" means any restrictions or conditions on the transfer of Registrable Securities by a Holder pursuant to any Applicable Securities Laws, any order or requirement of a Governmental Authority, or any agreement between the Holder and the Corporation;

(vv)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and all rules, regulations and orders promulgated thereunder;
(ww)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and all rules, regulations and orders promulgated thereunder;
(xx)	"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia; and
(yy)
"Warrants" means the share purchase warrants of the Corporation issued on the date hereof pursuant to the Arrangement, each having an exercise price of $6.54 and a five-year term (subject to adjustment in certain circumstances).

1.2	Headings for Reference Only
The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.3	Construction and Interpretation
The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.
Words importing the singular number only shall include the plural and vice versa (including, for certainty, with respect to the defined terms Holders and Holder). Words importing gender shall include all genders. If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.
A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.
Where this Agreement states that a Party "will", "must" or "shall" perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.
The terms "hereof", "herein", "hereunder", "hereto" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.
For the purposes of this Agreement, the number of "then‑outstanding Common Shares" shall be equal to the actual number of outstanding Common Shares at such time.
1.4	Date for Any Action
If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.
1.5	Currency
All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.

ARTICLE 2
REGISTRATION RIGHTS
2.1	Filing and Maintenance of Base Prospectus
(a)
During the term of this Agreement, the Corporation shall maintain a short form base shelf prospectus (the "Canadian Base Prospectus") filed with the Canadian Securities Regulatory Authorities and a registration statement on Form F‑10 or such successor form or, if the Corporation is no longer eligible to use Form F‑10 or such successor form, such other form as the Corporation shall be eligible to use to register the Registrable Securities (the "Registration Statement" and collectively with the Canadian Base Prospectus, the "Base Prospectus"), containing a base shelf prospectus filed with the SEC qualifying the Registrable Securities for distribution under Applicable Securities Laws. The Corporation shall cause the Base Prospectus to contain a plan of distribution consistent with the terms of this Agreement and approved in advance by the Holders acting reasonably.

(b)
In the event that the Base Prospectus is not effective at any time during the term of this Agreement, the rights and obligations contained herein shall apply to a Non-Base Prospectus and all references in this Agreement to Prospectus Supplement shall apply mutatis mutandis to a Non-Base Prospectus.

2.2	Required Registration
(a)
Subject to the provisions hereof, at any time and from time to time during the term of this Agreement, one or more Holders (each such Holder, a "Demand Holder") may request the Corporation to file a Prospectus Supplement offering all or part of the Registrable Securities (such offering being hereinafter referred to as a "Demand Registration"). Such a request shall be in writing and shall specify the Proposed Prospectus Filing Date, number of Registrable Securities to be sold (the "Demand Registrable Securities"), the intended method of disposition and the jurisdictions in which the Demand Holders, acting reasonably, request that the Demand Registration be effected and contain the undertaking of the Demand Holders making the request to provide all such information regarding such Demand Holders as may be required in order to permit the Corporation to comply with all Applicable Securities Laws with respect to such Demand Registration. The Holders may not make more than three requests for Demand Registrations in any Registration Year and a request for a Demand Registration by any Demand Holder shall be delivered not more than 21 days and not less than 10 days, prior to the Proposed Prospectus Filing Date for such Demand Registration. The Holders shall not request a Demand Registration to be conducted in a manner that would require the filing of a prospectus, registration statement or other disclosure document in a jurisdiction outside Canada or the United States or subject the Corporation to continuous disclosure obligations under applicable securities laws in any such other jurisdiction. No offering of Registrable Securities under this subsection 2.2(a) shall relieve the Corporation of its obligations to effect Piggy Back Registrations pursuant to subsection 2.2(f).

(b)	Subject to subsection 2.2(c), each Demand Registration shall be for such number of Demand Registrable Securities as requested by the Demand Holders.
(c)
The Corporation shall have the right, by providing written notice to the Demand Holder not less than five days prior to the Proposed Prospectus Filing Date (or, no more than once per Registration Year, if (x) the Demand Holder expects such offering to be conducted as a block trade or bought deal and such expectation is indicated in the applicable Demand Registration request and (y) the Demand Holder may not sell the Common Shares that it intends to sell under the applicable Demand Registration request in the United States pursuant to Rule 144 under the U.S. Securities Act without being subject to the limitations imposed by volume and manner of sale restrictions contained therein on the date of such request, then the Corporation shall have three days after receiving such Demand Registration request to provide notice to the Demand Holder), to offer and sell Common Shares as part of any Demand Registration initiated by the Demand Holders under this Agreement. If the managing underwriter or underwriters advise(s) the Corporation that, in such firm's good faith view, the number of Demand Registrable Securities and other securities requested to be included in such Demand Registration exceeds the number that can be sold in such offering without being likely to have an adverse effect upon the price, timing or distribution of the offering and sale of the Demand Registrable Securities, then the Corporation shall include in such Demand Registration:
(i)	first, the Demand Registrable Securities to be included in such Demand Registration; and
(ii)
second, the other Common Shares sought to be included by the Corporation or any other stockholder that can be sold without having the adverse effect referred to above, pro rata on the basis of the relative number of such other Common Shares sought to be included by the Corporation and such other Persons.

(d)
Notwithstanding anything to the contrary herein, the Corporation shall have no obligation to file a Prospectus Supplement pursuant to any request under subsection 2.2 (a) during the 90-day period following the date on which the Corporation most recently filed a Prospectus Supplement or Non-Base Prospectus, and any such request shall be invalid and of no force or effect hereunder.

(e)
The Corporation shall be entitled to postpone the filing of a Prospectus Supplement otherwise required to be prepared and filed by it pursuant to this Section 2.2 (but not the preparation of such Prospectus Supplement) or may request that Holders suspend the use of any Prospectus Supplement that has been filed by it pursuant to this Section 2.2 if a Blackout Period is in effect or occurs after a Demand Registration request has been received but before the Demand Registration has been effected. The Corporation will give written notice of its determination, pursuant to this subsection 2.2(d), to postpone the filing of a Prospectus Supplement otherwise required to be prepared and filed by it pursuant to this Section 2.2 or to request that Holders suspend the use of any Prospectus Supplement that has been filed by it pursuant to this Section 2.2, including a general description of the basis for such determination, promptly after the occurrence thereof. If the Corporation exercises its rights under this subsection 2.2(d), it shall, as promptly as practicable following the expiration of the applicable postponement or suspension period, file or update and use its commercially reasonable efforts to cause the effectiveness of the postponed or suspended Prospectus Supplement. If the Corporation, pursuant to this subsection 2.2(d), postpones the filing of a Prospectus Supplement with respect to a Demand Registration and if the Holder within 30 days after receipt of notice from the Corporation advises the Corporation in writing that it has determined to withdraw such request for a Demand Registration, such request for a Demand Registration will be deemed to be withdrawn and such request will be deemed to have not been given for purposes of determining whether the Demand Holders have exercised their rights to a Demand Registration permitted to such Holders pursuant to this Section 2.2.

(f)
A Demand Holder may, at any time prior to the date on which the Corporation enters into a binding underwriting agreement in connection with a Demand Registration, revoke such Demand Holder's Demand Registration in whole or in part. The Demand Holders may revoke a Demand Registration in whole once per Registration Year without being responsible for any Registration Expenses incurred in respect of such Demand Registration. The Demand Holders shall be responsible for all Registration Expenses incurred in connection with each other revocation of a Demand Registration during a Registration Year. Each revoked Demand Registration shall constitute a Demand Registration for purposes of the limitation on the number of Demand Registrations in any Registration Year contained in subsection 2.2(a), in each case unless (i) the Corporation has previously notified the Demand Holder that it intends to register securities in connection with such Demand Registration and in fact completes such registration notwithstanding the revocation by the Demand Holder or (ii) the Corporation and such Demand Holders mutually agree not to proceed with such Demand Registration. Notwithstanding anything in this Agreement to the contrary, a request for a Demand Registration shall not be deemed to be effective if, at any time after it has become effective, such Demand Registration is interfered with by any stop order, cease trade order, injunction or other order or requirement of the SEC or other Governmental Authority for any reason other than a misrepresentation by a Holder relating to such Demand Registration.

(g)
If during the term of this Agreement the Corporation proposes to file a Prospectus Supplement in Canada and/or with the SEC in order to permit the issuance of its Common Shares pursuant to a public offering (a "Corporation-Initiated Registration") or the sale of its Common Shares pursuant to a demand made under the Existing RRA or any Corresponding RRA (a "Securityholder-Initiated Registration"), in a form and manner that, with appropriate changes, would permit the offering of Registrable Securities under such Prospectus Supplement, the Corporation shall give reasonably prompt written notice of its intention to do so to the Holders and shall use commercially  reasonable efforts to include in the proposed distribution such number of Designated Registrable Securities (the "Piggy Back Registrable Securities") as the Holders shall request (such offering hereinafter referred to as a "Piggy Back Registration") within five (5) days after the giving of such notice (provided that if the Corporation expects such offering to be conducted as a block trade or bought deal and such expectation is indicated in the applicable notice, then the Holders shall have one (1) Business Day after the giving of notice by the Corporation to provide such request), upon the same terms (including the method of distribution) as such distribution. If the managing underwriter or underwriters advise(s) the Corporation that, in such firm's good faith view, the number of Piggy Back Registrable Securities and other securities requested to be included in such Piggy Back Registration exceeds the number that can be sold in such offering without being likely to have an adverse effect upon the price, timing or distribution of the offering and sale of the Piggy Back Registrable Securities and other securities, then the Corporation shall include in such Piggy Back Registration:

(i)	first,
(A)	in the case of a Corporation-Initiated Registration, the Common Shares to be included by the Corporation in such Piggy Back Registration; or
(B)	in the case of a Securityholder-Initiated Registration, the Common Shares to be included by the Person making the demand under the Existing RRA or any Corresponding RRA, as applicable;

(ii)
second, in the case of a Corporation-Initiated Registration only, only if and to the extent required pursuant to the Existing RRA, any Common Shares sought to be included pursuant to an exercise of rights under the Existing RRA;

(iii)
third, the Piggy Back Registrable Securities sought to be included, and any other Common Shares sought to be included pursuant to an exercise of rights by any Person under any Corresponding RRA, that can in either case be sold without having the adverse effect referred to above, pro rata on the basis of the relative number of then-outstanding Common Shares beneficially owned by the Holder(s) and such other Persons, as the case may be; and

(iv)
fourth, any other securities sought to be included by any other Person that can be sold without having the adverse effect referred to above, pro rata on the basis of the relative number of such other securities owned by such other Persons.

The Corporation may at any time, at its sole discretion and without the consent of the Holders, withdraw such Prospectus Supplement and abandon the proposed distribution in which the Holders requested to participate. The failure of the Holders to respond within the periods referred to in the immediately preceding sentence shall be deemed to be a waiver of the Holders' rights under this subsection 2.2(g) with respect to such Piggy Back Registration. The Holders may also waive their rights under this subsection 2.2(g) by giving written notice to the Corporation. No offering of Registrable Securities under this subsection 2.2(g) shall relieve the Corporation of its obligations to effect Demand Registrations pursuant to subsection 2.2(a).
2.3	Selection of Underwriters for Underwritten Demand Registrations
Upon requesting a Demand Registration for an underwritten offering of Registrable Securities, the Demand Holders shall select the investment banker(s) and manager(s) to effect the distribution in connection with such underwritten Demand Registration, it being acknowledged by the Holders that the participation of a registrant shall be required in Canada and a registered broker‑dealer in the United States in connection with each underwritten Secondary Registration hereunder and it being further acknowledged that the investment banker(s) and/or manager(s) selected by the Demand Holders must be of nationally recognized standing in the United States and/or Canada (as applicable). Notwithstanding the foregoing, the Holders acknowledge that the Corporation shall have the sole right to select the investment banker(s) and manager(s) to effect the distribution in connection with any Piggy Back Registration and shall have no obligation to consult with the Holders with respect to such selection.
2.4	Registration Expenses and Selling Expenses.
(a)	Subject to subsection 2.2(e), the Corporation shall be responsible for all Registration Expenses.
(b)
Each of the Corporation and the Holders shall be responsible for the Selling Expenses on any Demand Registration or Piggy Back Registration in proportion to their respective amounts of Common Shares sold in any such offering.

2.5	Other
(a)	During the term of this Agreement, the Corporation will take all actions necessary to maintain the listing of the Registrable Securities on the Toronto Stock Exchange and the New York Stock Exchange.
(b)
During the term of this Agreement, the Corporation shall provide to the Holders, promptly following the entering into of this Agreement in respect of the current year as of the date hereof and subsequently not later than December 15 of any year, the Corporation's timetable for scheduled Blackout Periods for the succeeding year, and will promptly advise the Holders in writing if the timetable for such scheduled Blackout Periods changes during the course of the year.

ARTICLE 3
REGISTRATION PROCEDURES
3.1	Procedures
Upon receipt of a request from the Holders pursuant to Section 2.2, the Corporation will, subject to Section 2.2, effect the Secondary Registration as requested. In particular, the Corporation will, in each case as applicable:
(a)
use commercially reasonable efforts to prepare and file, as soon as reasonably practicable, in the English language and, if required, French language, a Prospectus Supplement under and in compliance with Applicable Securities Laws of each Canadian jurisdiction in which the Secondary Registration is to be effected and such other related documents as may be reasonably necessary to be filed in connection with such Prospectus Supplement and take all other steps and proceedings that may be reasonably necessary in order to permit a registered public offering (whether or not underwritten) of the Designated Registrable Securities by the Holders in the applicable Canadian jurisdictions;

(b)
use commercially reasonable efforts to prepare and file, as soon as reasonably practicable, with the SEC a Prospectus Supplement, covering the distribution of the Designated Registrable Securities and such other related documents as may be reasonably necessary to be filed in connection with such Prospectus Supplement and take all other steps and proceedings that may be reasonably necessary in order to permit a registered public offering (whether or not underwritten) of the Designated Registrable Securities by the Holders in the United States;

(c)
use commercially reasonable efforts to prepare and file with the applicable Canadian Securities Regulatory Authorities in the Canadian jurisdictions in which the Secondary Registration is to be effected and with the SEC such amendments and supplements to the Prospectus Supplement, as may be reasonably necessary to comply with the provisions of Applicable Securities Laws with respect to the Registration of Designated Registrable Securities, and take such steps as are reasonably necessary to maintain the effectiveness of the Prospectus and the Registration Statement during the term of this Agreement;

(d)
notify promptly each Holder of Registrable Securities under a Registration Statement or Canadian Base Prospectus and, if requested by such Holder, promptly confirm such advice in writing: (i) when a Registration Statement or Canadian Base Prospectus has become effective and when any post‑effective amendment or supplement thereto becomes effective; (ii) of any request by the SEC, any U.S. state securities authority or any Canadian Securities Regulatory Authority for additional information after the Registration Statement or Canadian Base Prospectus has become effective or for any post‑effective amendment or supplement to a Registration Statement or Canadian Base Prospectus; (iii) of the issuance by the SEC, any U.S. state securities authority or any Canadian Securities Regulatory Authority of any stop order or cease trade order suspending the effectiveness of a Registration Statement or Canadian Base Prospectus or the initiation of any proceedings for that purpose; (iv) if, between the effective date of a Registration Statement or Canadian Base Prospectus and the closing of any sale of Registrable Securities pursuant to this Agreement covered by such Registration Statement, the representations and warranties of the Corporation contained in any underwriting agreement or similar agreement, if any, relating to the offering cease to be true and correct in all material respects; (v) of the happening of any event or the discovery of any facts during the period a Registration Statement or Canadian Base Prospectus is effective as a result of which such Registration Statement or Canadian Base Prospectus or any document incorporated by reference therein contains any misrepresentation; (vi) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (vii) if for any other reason it shall be necessary to amend or supplement the Registration Statement, the Prospectus or the Canadian Base Prospectus in order to comply with Applicable Securities Laws; and (viii) of the filing of any post‑effective amendment to the Registration Statement or Canadian Base Prospectus that is not automatically effective upon filing;
(e)
use commercially reasonable efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by the Holders of the Designated Registrable Securities covered by the Prospectus Supplement under such other securities or "blue sky" laws of such jurisdictions as designated by the Holders, acting reasonably, in the request for Demand Registration, (ii) prepare and file in those jurisdictions, such amendments (including post‑effective amendments) and supplements to such registrations and qualifications as may be reasonably necessary to maintain their effectiveness until the time at which the distribution of the Designated Registrable Securities is completed (the "Distribution Period"), (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Distribution Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Designated Registrable Securities for sale in such jurisdictions; provided, however, that the Corporation shall not be required in connection therewith or as a condition thereto to (A) qualify to do business as a foreign corporation or dealer in any jurisdiction where it would not otherwise be required to qualify but for this subsection 3.1(e), (B) subject itself to any taxation in any such jurisdiction, or (C) consent to general service of process in such jurisdiction. The Corporation shall promptly notify the Holders of the receipt by the Corporation of any notification with respect to the suspension of the registration or qualification of any of the Designated Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose;

(f)
unless such documents are publicly available via EDGAR or SEDAR, furnish to the Holders and any underwriter or underwriters of any such distribution, upon their request, such number of copies of the Base Prospectus, any Prospectus Supplement and any amendment and supplement thereto (including any documents incorporated therein by reference) and such other relevant documents as the Holders may reasonably request in order to facilitate the distribution of the Designated Registrable Securities;
(g)
unless such documents are publicly available via EDGAR or SEDAR, furnish to the Holders and any underwriter or underwriters of any such distribution, upon their request, at least one conformed copy of each Registration Statement and each Canadian Base Prospectus and any post‑effective amendment to either of them, including financial statements and schedules (including all documents incorporated therein by reference and all exhibits thereto);

(h)
furnish to counsel for the Holders copies of any comment letters relating to the selling Holders received from the SEC or any Canadian Securities Regulatory Authorities or any other request by the SEC or any Canadian Securities Regulatory Authorities for amendments or supplements to the Base Prospectus or any Prospectus Supplement or for additional information relating to the selling Holders, provided that the Corporation shall not be required to provide copies of any non‑substantial routine correspondence with the SEC or Canadian Securities Regulatory Authorities that does not specifically relate to the selling Holders or any information the disclosure of which would be restricted by applicable privacy laws or other laws governing the treatment of personal information;

(i)	use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Base Prospectus or any Prospectus Supplement at the earliest possible moment;
(j)
cooperate with the selling Holders to facilitate the timely preparation and delivery of certificates and opinions of counsel necessary to remove any restrictive legends associated with the Registrable Securities to enable such securities to be sold by the selling Holders (whether in a registered or unregistered transaction) as the selling Holders may reasonably request;

(k)	furnish to the Holders and any underwriter or underwriters of any such distribution and such other persons as the Holders may reasonably specify:
(i)
an opinion or opinions of counsel to the Corporation addressed to the Holders and the underwriter or underwriters of such distribution and dated the closing date of the distribution, which opinion(s) shall be in form, scope and substance customary for an offering of the type contemplated by the applicable Secondary Registration, having regard to the form of opinions given by the Corporation's counsel in prior public offerings by the Corporation, and reasonably satisfactory to the Holders and any underwriters;

(ii)
a customary "comfort letter" addressed to the Holders (subject to the auditors' receipt of required representation letters from the Holders) and the underwriter or underwriters dated the date of the Prospectus Supplement and the closing date of the distribution signed by the auditors of the Corporation (and, if necessary, any other auditors of any subsidiary of the Corporation or of any business acquired by the Corporation for which financial statements are, or are required to be, included in the Prospectus), in customary form and covering such matters of the type customarily covered by "comfort letters" as the Holder and managing underwriter reasonably requests;

(iii)
if a Prospectus Supplement is filed in Quebec, opinions of Quebec counsel to the Corporation and the auditors of the Corporation addressed to the Holders and the underwriter or underwriters of such distribution relating to the translation of the Prospectus and compliance with French language laws, such opinions being dated the dates of the preliminary prospectus supplement, the final prospectus supplement and closing; and

(iv)
such corporate certificates as are reasonably requested in connection with such distribution, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Holders may reasonably request;

(l)
make available to the underwriter or underwriters in connection with any Secondary Registration reasonable access to the senior management of the Corporation for investor and analyst calls and meetings with respect to such Secondary Registrations;

(m)	use commercially reasonable efforts to provide any additional cooperation reasonably requested by the underwriters in the offering, marketing or selling of the Registrable Securities;
(n)
as promptly as practicable after delivery of a notice under Section 3.1(d)(v), use commercially reasonable efforts to prepare a supplement or amendment to the Registration Statement or Prospectus, as applicable, or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities, such Registration Statement or Prospectus will not include a misrepresentation;

(o)	otherwise use its commercially reasonable efforts to comply with all Applicable Securities Laws;
(p)	provide a transfer agent and registrar for such securities no later than the closing date of the offering;
(q)
enter into customary agreements (including an underwriting agreement with the underwriter or underwriters), such agreements to contain such representations and warranties by the Corporation and such other terms and conditions as are customary for such offering (including customary indemnity and contribution provisions), having regard to the form of underwriting agreements entered into by the Corporation in prior public offerings, and take all such other actions as permitted by law as the Holders or the underwriter or underwriters, if any, reasonably request in order to expedite or facilitate the distribution of the Designated Registrable Securities;

(r)
in the event of the issuance of any order or ruling suspending the distribution of securities under the Prospectus from the Canadian Securities Regulatory Authorities or the effectiveness of the Registration Statement from the SEC, or any order suspending or preventing the use of the Prospectus or suspending the Secondary Registration of any of the Designated Registrable Securities or cease trading the distribution in any applicable province or territory of Canada or in the United States, the Corporation will, as expeditiously as possible after actual knowledge by the Corporation thereof, notify the Holders of such event and use its commercially reasonable efforts promptly to obtain the withdrawal of such order or ruling;

(s)
a reasonable time prior to (and again within two Business Days following) the filing of any Registration Statement, any prospectus (including any Prospectus), any Canadian Base Prospectus, any Prospectus Supplement, or any amendment or supplement to any of the foregoing, provide copies of such documents to the Holders and the underwriters (if any), and make such changes in any of the foregoing documents prior to the filing thereof, or in the case of changes received from counsel to the Holders by filing an amendment or supplement thereto, as the Holders, underwriters or their respective counsel reasonably requests, and not file any such document in a form to which any Holder or underwriter (if any) shall not have previously been advised and furnished a copy of or to which counsel for the Holders or the underwriters (if any) shall reasonably object, and not including in any amendment or supplement to such documents any information about the Holders or any change to the plan of distribution of the Registrable Securities that would limit the method of distribution of the Registrable Securities unless counsel for the Holders has been advised in advance and approved such information or change, and make available Representatives of the Corporation to the extent reasonably requested to discuss such documents (and any proposed revisions thereto);

(t)
otherwise comply with all Applicable Securities Laws and make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least twelve months which shall satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder and any other similar Applicable Securities Laws;

(u)
cooperate and assist in any filings required to be made with the U.S. Financial Industry Regulatory Authority, as applicable, and in the performance of any due diligence investigation by any underwriter and its counsel in connection therewith; and

(v)	promptly prepare and file French translations of all documents incorporated by reference into the Base Prospectus.
3.2	Obligations of the Holders
In connection with any Secondary Registration, the Holders shall:
(a)
provide, in writing, such information with respect to the Holders, including the number of securities of the Corporation held by the Holders, as may be required by the Corporation to comply with Applicable Securities Laws in each jurisdiction in which the Secondary Registration is to be effected;

(b)
if required under Applicable Securities Laws, execute any certificate forming part of a preliminary prospectus, final prospectus, registration statement or similar document to be filed with the applicable Canadian Securities Regulatory Authorities or the SEC;

(c)
as expeditiously as possible following actual knowledge by the Holder thereof, notify the Corporation of the happening of any event during the Distribution Period, as a result of which the Prospectus or the Registration Statement, as in effect, would include a misrepresentation with respect to any information provided by such Holder pursuant to subsection 3.2(a);

(d)	comply with all Applicable Securities Laws with respect to such Secondary Registration;

(e)	provide such information to the Corporation regarding the conduct and process of any Demand Registration that the Corporation may reasonably request; and
(f)
not effect or permit to be effected sales of Designated Registrable Securities held by the applicable Holder pursuant to the Prospectus, or deliver or permit to be delivered the Prospectus in respect of such sale, after notification by the Corporation of any order or ruling suspending the effectiveness of the Prospectus or after notification by the Corporation under subsection 3.1(r), until the Corporation advises the Holders that such suspension has been lifted or that it has filed an amendment to the Prospectus and has provided copies of such amendment to the Holders. The Holders shall, if so directed by the Corporation, deliver to the Corporation (at the Corporation's expense) all copies, other than permanent file copies, then in the Holders' possession of the Prospectus covering the Designated Registrable Securities that was in effect at the time of receipt of such notice.

3.3	Covenants Relating To Rule 144
With a view to making available to the Holders the benefits of Rule 144 promulgated under the U.S. Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of the Corporation to the public without registration, the Corporation agrees to: (a) make and keep public information available as is necessary to permit sales pursuant to Rule 144 under the U.S. Securities Act; (b) file with the SEC in a timely manner all reports and other documents required of the Corporation under the U.S. Securities Act and the U.S. Exchange Act for so long as the filing of such reports and other documents is required for the applicable provisions of Rule 144 promulgated under the U.S. Securities Act; (c) furnish to each Holder promptly upon request such other information as may be reasonably requested to permit the Holder to sell such securities pursuant to Rule 144 promulgated under the U.S. Securities Act without registration; and (d) upon request of the Holder, cause any restrictive legends associated with any securities to be sold pursuant to Rule 144 promulgated under the U.S. Securities Act to be removed, including by obtaining from counsel for the Corporation a legal opinion authorizing the removal of such legends.
ARTICLE 4
DUE DILIGENCE; INDEMNIFICATION
4.1	Preparation; Reasonable Investigation
In connection with the preparation and filing of a Prospectus Supplement as herein contemplated, the Corporation will give the Holders and the underwriter or underwriters of such distribution and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material relating to the Holders furnished to the Corporation in writing, which is required under Applicable Securities Laws or in the reasonable judgment of the parties and/or their respective counsel should be included, and will, subject to the confirmation of the recipients' obligations as to the confidential treatment of such information, give each of them such reasonable and customary access to the Corporation's books and records and such reasonable and customary opportunity to discuss the business of the Corporation with its officers and auditors as shall be necessary in the reasonable opinion of the Holders and the underwriter or underwriters and their respective counsel, and to conduct all reasonable and customary due diligence which the Holders and the underwriter or underwriters and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing, to the extent permitted by law, a due diligence defense as contemplated by Applicable Securities Laws and in order to enable such underwriters to execute any certificate required to be executed by them in Canada or the United States for inclusion in each such document.

4.2	Indemnification
(a)
The Corporation agrees to indemnify and hold harmless, to the extent permitted by law, the Holders and each Person who participates as an underwriter in the offering or sale of the Designated Registrable Securities, and each of their respective directors, officers, employees and agents and each Person who controls any such underwriter or Holder (within the meaning of any Applicable Securities Laws) against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable fees and expenses of counsel) arising out of or based upon:

(i)
any information or statement contained in, or any omission of any information or statement in, the Registration Statement, including all documents incorporated therein by reference (other than any information which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1), which at the time and in light of the circumstances under which it was made contains or, in the case of an omission, gives rise to, a misrepresentation, or is alleged to contain or, in the case of an omission, give rise to, a misrepresentation;

(ii)
any information or statement contained in, or any omission of any information or statement in, the Prospectus, any filing made in connection with the Secondary Registration under the securities or other "blue sky" laws or any amendment thereto, including all documents incorporated in any such Prospectus, filing or amendment by reference (other than any information which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1), which at the time and in light of the circumstances in which it was made contains, or, in the case of an omission, gives rise to, a misrepresentation or is alleged to contain, or, in the case of an omission, give rise to, a misrepresentation;

(iii)
any order made or inquiry, investigation or proceedings commenced or threatened by any applicable securities regulatory authority, court or other competent authority based upon any misrepresentation, alleged misrepresentation or any omission giving rise to, or alleged to give rise to, any misrepresentation in the Prospectus or any amendment thereto (other than any such misrepresentation contained in any information which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1) or based upon any failure or alleged failure to comply with Applicable Securities Laws (other than any failure to comply with Applicable Securities Laws by any Holder or the underwriters, as applicable, which is not as a result of a failure or an alleged failure of the Corporation to comply with Applicable Securities Laws); or

(iv)
noncompliance by the Corporation with any Applicable Securities Laws in connection with a Secondary Registration and the distribution effected thereunder, except in the case of any of the foregoing insofar as such noncompliance was caused by the Holders' or any underwriter's failure to deliver to a purchaser of Designated Registrable Securities, a copy of the Prospectus or any amendments or supplements thereto or to otherwise comply with Applicable Securities Laws in a manner which is not a result of a failure or an alleged failure of the Corporation to comply with Applicable Securities Laws.
(b)
The Holders agree to indemnify and hold harmless, to the extent permitted by law, the Corporation and each Person who participates as an underwriter in the offering or sale of the Designated Registrable Securities, and each of their respective directors, officers, employees and agents and each Person who controls such underwriters (within the meaning of any Applicable Securities Laws) against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable fees and expenses of counsel) arising out of or based upon:

(i)
any information or statement contained in, or any omission of any information or statement in, the Registration Statement, including all documents incorporated therein by reference, which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1, which at the time and in light of the circumstances under which it was made contains or, in the case of an omission, gives rise to, a misrepresentation, or is alleged to contain or, in the case of an omission, give rise to, a misrepresentation;

(ii)
any information or statement contained in, or any omission of any information or statement in, the Prospectus, any filing made in connection with the Registration under the securities or other "blue sky" laws or any amendment thereto, including all documents incorporated in any such Prospectus, filing or amendment by reference, which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1 which at the time and in light of the circumstances in which it was made contains, or, in the case of an omission, gives rise to, a misrepresentation or is alleged to contain, or, in the case of an omission, give rise to, a misrepresentation;

(iii)
any order made or inquiry, investigation or proceedings commenced or threatened by any applicable securities regulatory authority, court or other competent authority based upon (A) any misrepresentation, alleged misrepresentation or any omission giving rise to, or alleged to give rise to, any misrepresentation in the Prospectus or any amendment thereto based upon any information or statement which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1, or (B) any failure or an alleged failure to comply with Applicable Securities Laws by the Holders which is not as a result of a failure or alleged failure of the Corporation to comply with Applicable Securities Laws;

(iv)	noncompliance by a Holder with any Applicable Securities Laws in connection with a distribution of Registrable Securities; or
(v)
the Holders' failure to deliver to a purchaser of Designated Registrable Securities, a copy of the Prospectus or any amendments or supplements thereto or to otherwise comply with Applicable Securities Laws in a manner which is not a result of a failure or an alleged failure of the Corporation to comply with Applicable Securities Laws, except in the case of any of the foregoing insofar as such noncompliance was caused by the Corporation or any underwriter's failure to deliver to a purchaser of Designated Registrable Securities a copy of the

Prospectus or any amendments or supplements thereto or to otherwise comply with Applicable Securities Laws.
(c)
Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that any failure to give notice pursuant to this subsection 4.2(c) shall not relieve the indemnifying party of its obligations under this Section 4.2 unless such failure to give notice results in material prejudice against such indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel satisfactory to the indemnified party, acting reasonably. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). An indemnified party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the indemnified party unless: (i) the indemnifying party fails to assume the defence of such suit on behalf of the indemnified party within a reasonable period of time; (ii) the employment of such counsel has been authorized in writing by the indemnifying party; (iii) the named parties include both the indemnifying party and the indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them; or (iv) the named parties to any such suit or proceeding include both the indemnified party and the indemnifying party and the indemnified party has reasonably concluded that there may be one or more legal defences available to the indemnified party which are different from or in addition to those available to the indemnifying party, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defence of such suit or proceeding on behalf of the indemnified party and shall be liable to pay the reasonable fees and expenses of counsel for the indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such indemnified parties. No indemnifying party may settle any claims without the express written consent of an indemnified party (such consent not to be unreasonably withheld, conditioned or delayed where such consent does not contain any admission of liability, includes an unconditional release of such indemnified party from any liabilities arising out of such claim and has as its only obligation on the indemnified party the payment of funds for which the indemnifying party has unconditionally agreed to provide indemnity under this Section 4.2).

(d)
The indemnification provided for under this Agreement will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive any transfer of securities pursuant thereto. In the event the indemnification is unavailable in whole or in part for any reason under this Section 4.2, the Corporation and the Holders shall contribute to the aggregate of all losses, claims, actions, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the Corporation and the Holders in connection with the event giving rise to liability. No Person that has been determined by a court of competent jurisdiction in a final judgment to have engaged in fraud, willful misconduct, fraudulent misrepresentation or negligence shall be entitled to claim indemnification or contribution pursuant to subsection 4.2(b) or this subsection 4.2(d), as applicable, from any Person who has not also been so determined to have engaged in such fraud, willful misconduct, fraudulent misrepresentation or negligence.
(e)
The Corporation hereby acknowledges and agrees that, with respect to this Section 4.2, each Holder is contracting on its own behalf and as agent for the other indemnified persons referred to in subsection 4.2(a). In this regard, each Holder will act as trustee for such indemnified persons of the covenants of the Corporation under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

(f)
The Holders hereby acknowledge and agree that, with respect to this Section 4.2, the Corporation is contracting on its own behalf and as agent for the other indemnified persons referred to in subsection 4.2(b). In this regard, the Corporation will act as trustee for such indemnified persons of the covenants of the Holders under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

(g)
The indemnification and contribution provided for under this Agreement shall be in addition to any other rights to indemnification or contribution that any indemnified person may have pursuant to applicable law or contract and shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified person.

ARTICLE 5
LOCK‑UP AGREEMENT; THIRD PARTY RIGHTS
5.1	Secondary Registration Lock‑Up
(a)
In respect of any offering of securities by Secondary Registration, upon request by the underwriters or dealers (as the case may be) in connection therewith, the Holders and the Corporation each agree to execute customary lock‑up agreements, in each case for a period ending no later than 90 days or such shorter term as the underwriters may reasonably request (the "Lock‑Up Period"), after the closing of such Secondary Registration, on terms required by the underwriters and consistent with those in public offering underwriting agreements customarily entered into by the Corporation.

(b)
The Corporation shall be entitled to postpone the filing of a Prospectus Supplement otherwise required to be prepared and filed by it pursuant hereto (but not the preparation of such Prospectus Supplement) or may request Holders suspend the use of any Prospectus Supplement that has been filed by it pursuant hereto if a Demand Registration request is received prior to the expiration of any Lock‑Up Period as defined in subsection 5.1(a).

5.2	Third Party Rights
The Corporation represents and warrants to the Shareholder that, other than the Existing RRA and any Corresponding RRAs, it has not granted any registration rights to third parties that would conflict with or adversely affect the rights of the Holders as set forth in this Agreement.

ARTICLE 6
GENERAL PROVISIONS
6.1	Further Assurances
Each of the Parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use commercially reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.
6.2	Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.
6.3	Assignment
This Agreement and the rights and obligations of the Parties hereto shall bind and enure to the benefit of each of the Parties hereto, the other Parties indemnified under Section 4.2 and their respective successors and permitted assigns.
Neither Party shall have the right to transfer or assign any of its rights or obligations under this Agreement except that:
(a)
this Agreement may be assigned in whole or in part by the Shareholder (upon notice to the Corporation) to any Affiliate of the Shareholder to whom any Registrable Securities are transferred in compliance with any and all applicable Transfer Restrictions to which the transferring Party is subject. Upon the permitted transferee(s) or assignee(s) executing and delivering to the Corporation an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto and shall be considered a Holder for the purposes of this Agreement, provided that if any Person who was a permitted transferee ceases to be an Affiliate of the Shareholder, such Person shall cease to have any rights or obligations under this Agreement; and

(b)
in the event the Common Shares are converted, reclassified, exchanged or otherwise changed pursuant to a reorganization, amalgamation, merger, arrangement or other form of business combination, this Agreement may be assigned in whole by the Corporation (and the Corporation covenants and agrees to use its commercially reasonable efforts to assign this Agreement to) to its successor pursuant to, or in connection with, any such transaction.

6.4	Remedies and Breaches
(a)
Each of the Holders, on the one hand (and for the purposes of this Section 6.4 collectively considered to be a "Party"), and the Corporation, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or is otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that each of the Holders, on the one hand, and the Corporation, on the other hand, shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other Party hereto will not take any action, directly or indirectly, in opposition to the Party seeking relief on the grounds that any other remedy or relief is available at law or in equity. The prevailing Party in any such action shall be entitled to recover legal fees and expenses from the non‑ prevailing Party.

(b)
Each Holder on the one hand, and the Corporation on the other hand, acknowledges that it shall be liable for any breach of this Agreement by any of its Affiliates or any of its or its Affiliates' Representatives or other Persons acting on their behalf, and that it shall inform its and its Affiliates' Representatives of the terms of this Agreement and shall cause them to comply with them.

6.5	Term and Termination
This Agreement will continue in force until the earliest of the following to occur:
(a)	11:59 p.m. (Calgary time) on the date that is 60 months following the date of this Agreement;
(b)	the date on which this Agreement is terminated by the written agreement of the Parties;
(c)	the first date on which the Shareholder ceases to, directly or indirectly, beneficially own, in aggregate, more than 5% of the then-outstanding Common Shares; and
(d)	the date on which the Standstill Agreements are terminated.
except that (i) the provisions of Section 4.2 and this Article 6 shall continue in full force and effect notwithstanding any termination of this Agreement, and (ii) termination of this Agreement will not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations, including any indemnities and remedies, will continue in full force and effect and survive the termination of this Agreement.
6.6	Notices
All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for the Holders or the Corporation, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.
Notices shall be provided:
(a)	if to the Shareholder:
[●]
[●]
[●]

Attention:  [●]
Facsimile:  [●]
Email:  [●]
with a copy to (which shall not constitute notice):
[●]
[●]
[●]

Attention:  [●]
Facsimile:  [●]
Email:  [●]
(b)	if to the Corporation:
Cenovus Energy Inc.
4100, 225 – 6 Ave SW
Calgary, Alberta T2P 0M5
Attention:  [Notice Information Redacted]
E-mail:  [Email Address Redacted]
with a copy to (which shall not constitute notice):
Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention:  John Piasta
Facsimile:  (403) 265-7219
E-mail:  piastaj@bennettjones.com
6.7	Third Party Beneficiaries
Except in relation to the transferees and assignees contemplated in Section 6.3 and indemnitees in Section 4.2, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.

6.8	Governing Law and Attornment
The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta. Each Party hereby attorns to and accepts the jurisdiction of such courts.
6.9	Waivers
No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.
6.10	Time of Essence
Time is of the essence in respect of this Agreement.
6.11	Entire Agreement
This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements among the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement.
6.12	Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.
6.13	Facsimile Execution
Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[remainder of page intentionally left blank – signature page follows]

IN WITNESS WHEREOF the undersigned parties have executed this Registration Rights Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:
Name: Title:

By:
Name: Title:

[SHAREHOLDER]

By:
Name: Title:

Signature Page – Registration Rights Agreement